As filed with the Securities and Exchange Commission on November 22, 2024

Registration No. 333-282283

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. 1	☒

Post-Effective Amendment No.	☐
(Check appropriate box or boxes.)

PACIFIC LIFE INSURANCE COMPANY

(Name of Insurance Company)

700 Newport Center Drive

Newport Beach, California 92660

(Address of Insurance Company’s Principal Executive Offices) (Zip Code)

(949) 219-3011

(Insurance Company’s Telephone Number, including Area Code)

Alison Ryan

Assistant Vice President and Managing Assistant General Counsel II

Pacific Life Insurance Company

700 Newport Center Drive

Newport Beach, California 92660

(Name and Address of Agent for Service)

Copies To:

Dodie Kent

Eversheds Sutherland (US) LLP

The Grace Building, 40th Floor,

1114 Avenue of the Americas

New York, NY 10036-7703

(212) 389-5080

Approximate date of Proposed Public Offering: As soon as possible after the effective date of this registration statement

It is proposed that this filing will become effective (check the appropriate box):

☐	immediately upon filing pursuant to paragraph (b)
☐	on (date) pursuant to paragraph (b)
☐	60 days after filing pursuant to paragraph (a)(1)
☐	on (date) pursuant to paragraph (a)(1) of Rule 485 under the Securities Act of 1933 (“Securities Act”)

If appropriate, check the following:

☐	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Check each box that appropriately characterizes the Registrant:

☐	New Registrant (as applicable, a Registered Separate Account or Insurance Company that has not filed a Securities Act registration statement or amendment thereto within 3 years preceding this filing)
☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”))
☐	If an Emerging Growth Company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act
☒	Insurance Company relying on Rule 12h-7 under the Exchange Act
☐	Smaller reporting company (as defined by Rule 12b-2 under the Exchange Act)

Title of Securities Being Registered: Pacific Protective Growth Limited Premium Registered Index-Linked Deferred Annuity

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Supplement dated December 3, 2024
to the Statutory Prospectus and Initial Summary Prospectus dated December 3, 2024 for the Pacific Protective Growth limited premium registered index-linked deferred annuity contract issued by Pacific Life Insurance Company
Capitalized terms used in this supplement are defined in the Pacific Protective Growth limited premium registered index-linked deferred annuity contract statutory prospectus (“Prospectus”) unless otherwise defined herein. “We,” “us,” or “our” refer to Pacific Life Insurance Company; “you” or “your” refer to the Contract Owner.
This Rate Sheet Prospectus Supplement (“Supplement”) should be read, retained, and used in conjunction with the effective Prospectus. If you would like another copy of a current prospectus, you may obtain one by visiting PacificLife.com/Prospectuses or by calling us at (800) 722-4448 to request a free copy. All Rate Sheet Prospectus Supplements are also available on the EDGAR system at www.sec.gov by searching by the Contract file number: “333-282283” under EDGAR Company Search — more search options.
We are issuing this Supplement to update the Ongoing Fees and Expenses for the Contract provided in the “IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT” section of the Initial Summary Prospectus and Prospectus, taking into account the current fees for the optional benefits disclosed in this Rate Sheet Prospectus Supplement.
This Rate Sheet Supplement also provides current rate information for the annual Rider charge, Deferral Credit, and Withdrawal Percentages for the Income Guard rider in effect on or after the date below. For complete information about the Income Guard, see the Prospectus.
The percentages below apply for applications signed on or after December 3, 2024.
This Supplement has no specified end date and can be superseded at any time subject to certain notice requirements. The rate information in this Supplement may not be superseded or changed until a new Supplement is filed at least 10 business days before the effective date of the new Supplement. Please work with your financial professional, visit www.PacificLife.com or call us at (800) 722-4448 to confirm the most current percentages.

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT
Are there Ongoing Fees and Expenses?	Yes. The table below describes the fees and expenses that you may pay each year, depending on the optional benefits you choose. Please refer to your Contract specifications page for information about the specific fees you will pay each year if you have elected the Income Guard and/or the Return of Purchase Payments (“ROP”) Death Benefit.
There is an implicit ongoing fee on investments in the Index-Linked Options (“ILOs”) to the extent that your participation in Index gains is limited by the applicable Crediting Strategy of the ILO. This means that positive interest credited to your ILO Value may be lower than the Index Return. In return for accepting this limit on Index gains, you will receive some protection from Index losses through the ILO Protection Level. This implicit ongoing fee is not reflected in the tables below.

	ANNUAL FEE	MINIMUM	MAXIMUM
	Optional Benefits available for an additional charge (for a single optional benefit, if elected)	0.30%(1)	1.50%(2)
(1) As a percentage of your Contract Value each Contract Anniversary for the Return of Purchase Payments Death Benefit Rider.
(2) As a percentage of the Protected Payment Base each Contract Anniversary for the Income Guard Rider.
Because your Contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the Contract, which could add surrender charges and negative Contract adjustments that substantially increase costs.
	Lowest Annual Cost: $0	Highest Annual Cost: $1,619.70
	Assumes:	Assumes:
• Investment of $100,000 • 5% annual appreciation • No optional benefits • No sales charges • No additional Purchase Payments, transfers, or withdrawals
•
Investment of $100,000

•
5% annual appreciation

•
Most expensive combination of optional benefits (Income Guard and ROP Death Benefit)

•
No sales charges

•
No additional Purchase Payments, transfers, or withdrawals

INCOME GUARD
The current annual Rider charge is the following:
Rider Name	Annual Rider Charge Percentage
Income Guard (single or joint option)	1.50%(1)

(1)
As a percentage of the Protected Payment Base each Contract Anniversary.

The current Deferral Credit percentages are the following:
Age on Rider Effective Date*	Deferral Credit
45 – 49	0.25%
50 – 54	0.25%
55 – 59	0.30%
60 – 64	0.35%
65 – 69	0.40%
70 – 74	0.45%
75 – 79	0.50%
80 – 84	0.55%
85	0.55%

*
The age range that applies is based on the age of the Designated Life (single option) or the youngest Designated Life (joint option) on the Rider Effective Date, which will be the Contract Issue Date.

Once the Rider is issued, the Deferral Credit percentage will not change, unless the Single/Joint Life Option or the Designated Lives change. Upon a change to the Single/Joint Life Option or Designated Lives, the Deferral Credit will be re-determined based on the attained age of the new Designated Life (youngest Designated Life for Joint Life) on the Rider Effective Date. Upon a re-determination of the initial Withdrawal Percentage and Deferral Credit due to a change to the Single/Joint Life Option or Designated Lives, the Deferral Credit period will not be re-started. See the Deferral Credit subsection under INCOME GUARD — HOW THE RIDER WORKS in the Prospectus.
The current initial Withdrawal Percentages are the following:
Age on Rider Effective Date*	Initial Withdrawal Percentage (single option)	Initial Withdrawal Percentage (joint option)
45	4.40%	3.90%
46	4.45%	3.95%
47	4.50%	4.00%
48	4.55%	4.05%
49	4.60%	4.10%
50	4.65%	4.15%
51	4.75%	4.25%
52	4.85%	4.35%
53	4.95%	4.45%
54	5.05%	4.55%
55	5.15%	4.65%
56	5.25%	4.75%
57	5.35%	4.85%
58	5.45%	4.95%
59	5.55%	5.05%
60	5.65%	5.15%
61	5.75%	5.25%
62	5.85%	5.35%
63	5.95%	5.45%
64	6.05%	5.55%
65	6.15%	5.65%

Age on Rider Effective Date*	Initial Withdrawal Percentage (single option)	Initial Withdrawal Percentage (joint option)
66	6.25%	5.75%
67	6.35%	5.85%
68	6.45%	5.95%
69	6.55%	6.05%
70	6.65%	6.15%
71	6.75%	6.25%
72	6.85%	6.35%
73	6.95%	6.45%
74	7.05%	6.55%
75	7.15%	6.65%
76	7.25%	6.75%
77	7.35%	6.85%
78	7.45%	6.95%
79	7.55%	7.05%
80	7.65%	7.15%
81	7.65%	7.15%
82	7.65%	7.15%
83	7.65%	7.15%
84	7.65%	7.15%
85	7.65%	7.15%

*
The age range that applies is based on the age of the Designated Life (single option) or the youngest Designated Life (joint option) on the Rider Effective Date, which will be the Contract Issue Date.

Once the Rider is issued, the Withdrawal Percentage will not change for as long as you own the Rider (other than due to Deferral Credits), even if Reset occurs as described in the Reset of Protected Payment Base subsection within the Rider, unless the Single/Joint Life Option or the Designated Lives change. Upon a change to the Single/Joint Life Option or Designated Lives, the initial Withdrawal Percentage will be re-determined based on the attained age of the new Designated Life (youngest Designated Life for Joint Life) on the Rider Effective Date, as described under the INCOME GUARD — WITHDRAWAL PERCENTAGE subsection in the Prospectus.
In order for you to receive the percentages reflected above, your application must be signed on or after the date referenced above, and we must receive your application with cash or transfer/exchange request, In Proper Form, within 14 calendar days after the application-signed date. For transfer/exchange requests, we must receive, In Proper Form, the initial Purchase Payment within 60 calendar days after the application-signed date. See BUYING THE CONTRACT — RATE LOCK in the Prospectus.
Subject to meeting the timelines referenced above, on the Contract Issue Date, if during the 60 calendar day period current rates have changed since the date you signed your application, the following will apply:
•
If the Deferral Credit percentage increased, you will receive the higher percentage in effect on the Contract Issue Date.

•
If the Withdrawal Percentage increased, you will receive the higher percentages in effect on the Contract Issue Date.

•
If the annual Rider charge percentage decreased, you will receive the lower percentage in effect on your Contract Issue Date.

However, if the Deferral Credit and/or any Withdrawal Percentage decreased, or the annual Rider charge percentage increased, you will receive the Deferral Credit, Withdrawal Percentage, and annual Rider charge percentages in effect on the date you signed your application. The comparison is only made to the applicable Withdrawal Percentage and Deferral Credit percentage based on the Designated Life’s age (youngest Designated Life for Joint Life) on the Rider Effective Date.
If the necessary paperwork and initial Purchase Payment are not received within the timeframes stated above, you will receive the applicable percentages in effect as of the Contract Issue Date.

If you purchased a Rider, review the Rate Sheet Prospectus Supplement provided to you at Contract issue, review the Rider specifications page you receive for your Contract, speak with your financial professional, or call us to confirm the percentages applicable to you.
Please work with your financial professional or call us at (800) 722-4448 prior to submitting your paperwork if you have any questions.

PACIFIC PROTECTIVE GROWTH
Limited Premium Registered Index-Linked Deferred Annuity Contract
Issued by PACIFIC LIFE INSURANCE COMPANY
Prospectus Dated: December 3, 2024

This prospectus describes the Pacific Protective Growth contract (the “Contract”), a limited premium registered index-linked deferred annuity contract issued by Pacific Life Insurance Company (“Pacific Life,” the “Company,” “we,” “us,” and “our”). We do not allow additional Purchase Payments under the Contract after the initial Purchase Payment, except for transfers from other financial products requested at the time your Contract application is submitted and transferred within 60 days after the Contract Issue Date. The Contract is available for use in connection with non-qualified contracts, individual retirement accounts (“IRAs”), Roth IRAs, SEP IRAs, Inherited IRAs and Roth IRAs, and Post-Death Non-Qualified plans. If the Contract is purchased through a tax-qualified IRA or plan, it provides no additional tax benefit to the investor beyond that already provided under the Internal Revenue Code. This prospectus (“Prospectus”) describes all material terms of the Contract, including material state variations. Please read it carefully before investing and keep it for future reference. This Prospectus is not an offer in any state or jurisdiction in which the Contract may not lawfully be sold. The Contract is not available in New York.
The Contract is an insurance contract designed to help you accumulate funds for retirement or other long-term financial planning purposes on a tax-deferred basis. Under the Contract, you may invest your money in the various Interest Crediting Options available under the Contract, which include the fixed interest rate option (the “Fixed Account Option” or “Fixed Account”), which credits a fixed rate of interest guaranteed for 1-year periods, and the Index-Linked Options (“ILOs”) which credit returns based on the performance of a specific market Index(es) during a defined period of time (a “Term”). See APPENDIX A — INTEREST CREDITING OPTIONS AVAILABLE UNDER THE CONTRACT at the end of this Prospectus for additional information about the Interest Crediting Options currently available under the Contract.
The Contract is a complex investment and involves risks, including potential loss of principal and previously-credited earnings in the Contract. Negative Index returns may be limited by the applicable Protection Level for each ILO, which provides limited protection from negative Index performance at the end of each Term. Each ILO provides a Protection Level in the form of a Floor, Buffer Rate, or Dual Direction Buffer Rate. If you invest in an ILO with a Buffer (including the Dual Direction Buffer), depending on the Buffer or Dual Direction Buffer rate of the ILO(s) in which you invest, your potential losses at the end of a Term due to negative Index performance are currently limited to a maximum of 80 to 90% of your investment in the ILO for that Term. Cumulative loss over the life of the Contract could be much greater. If you invest in an ILO with a Floor, your potential losses at the end of a Term due to negative Index performance are currently limited to a maximum of 10% of your investment in the ILO for that Term. Cumulative loss over the life of the Contract could be much greater. In a steep Index loss situation, the risk of loss is substantially higher on a Buffer/Dual Direction Buffer than on a Floor where the Protection Level rates are identical. We reserve the right to stop offering all but one ILO. The 1-year S&P 500® with Cap and 10% Buffer ILO, in addition to the Fixed Account Option, will always be available under your Contract In the future, we may not offer ILOs with any other Protection Level other than a 10% Buffer. We do not guarantee a minimum Floor Rate or Dual Direction Buffer Rate, and we do not guarantee that we will always offer ILOs with a Floor or Dual Direction Buffer. If we stop offering all but one ILO (the 1-year S&P 500® with Cap and 10% Buffer ILO), you will be limited to investing in only one ILO and the Fixed Account Option. The terms and features of that ILO may not meet your investment objectives or be suitable for your financial goals, and this Contract may not be appropriate for you if you intend to invest solely in ILOs with a Floor or Dual Direction Buffer. In the future, any ILOs we offer (in addition to the 1-year S&P 500® with Cap and 10% Buffer ILO) will always have some level of downside protection but we do not guarantee a minimum level. If you are not satisfied with the available ILOs, you may choose to surrender your Contract, but you may be subject to surrender charges, an MVA, taxes, and tax penalties, and a negative Adjustment.
We limit the amount you can earn on an ILO based on the applicable interest crediting method (“Crediting Strategy”) of each ILO. Each ILO offers a Crediting Strategy in the form of a Cap Rate, Cap Rate with Dual Direction Buffer, Performance Mix with Participation Rate, Tiered Participation Rate, or Performance Triggered Rate. The guaranteed minimum Cap Rate for any ILO offered for the life of this Contract is 2% for a 1-year ILO and 12% for a 6-year ILO. The guaranteed Performance Mix rates for any ILO offered for the life of this Contract are 50% for the Index with the highest return, 30% for the Index with the next best return, and 20% for the Index with the lowest return. The guaranteed minimum Participation Rate for any ILO offered for the life of this Contract is 60%. The guaranteed minimum Tiered Participation Rate for any ILO offered under this Contract is 60% for Tier One and Tier Two. The guaranteed minimum Performance Triggered Rate for any ILO offered for the life of this Contract is 2%.
The Contract is not a short-term investment and is not appropriate for investors who need ready access to cash. Withdrawals, including ongoing withdrawals and distributions, or surrenders could result in the imposition of surrender charges or negative market value adjustment, application of an Interim Value Calculation and negative Adjustment, and possible negative tax consequences, including federal income tax on the taxable portion and a tax penalty of 10% if you have not reached age 59 1∕2. The Interim Value is the amount in the ILO(s) that is available for surrenders (including Free Look surrenders), withdrawals (including Required Minimum Distributions (“RMDs”), free withdrawal amounts, pre-authorized withdrawals, rider charges, and guaranteed withdrawal amounts under the GLWB Rider), death benefit payments, and annuitization that occur between the beginning of the Term (the “Term Start Date”) and the end of the Term (the “Term End Date”). We calculate the Interim Value of your investment in each ILO at the end of each Business Day between the Term Start Date and the Term End Date. The Interim Value may be less than your investment in the ILO, even if the Index is performing positively, and may be less than the amount you would receive had you held the investment until the end of the Term. A market value adjustment or Interim Value Calculation and Adjustment could result in the loss of your principal investment and previously credited Contract earnings, and in extreme circumstances, such losses could be as high as 100% of your ILO value. See FEES, CHARGES, AND ADJUSTMENTS for more information.
The Contract includes a “Performance Lock” feature for all ILOs to lock-in the Interim Value of an ILO before the end of a Term. If you exercise the Performance Lock feature, the value of your investment in an ILO will be credited with a fixed rate of interest until the next Contract Anniversary. You should fully understand the operation and risks of the Performance Lock before choosing to exercise this feature. See PRINCIPAL RISKS OF INVESTING IN THE CONTRACT and PERFORMANCE LOCK in this Prospectus for more information.
For an additional charge, the Contract also provides an optional guaranteed lifetime withdrawal benefit rider (the “GLWB Rider” or the “Rider”), known as the Income Guard rider, which may provide you with guaranteed income for life if certain conditions are met. You should discuss with your financial professional if purchasing the GLWB Rider is appropriate for you. See PRINCIPAL RISKS OF INVESTING IN THE CONTRACT; FEES, CHARGES, AND ADJUSTMENTS; and INCOME GUARD in this Prospectus for more information. When delivered in connection with the offer or sale of a new Contract, this Prospectus must be accompanied by the current Rate Sheet Prospectus Supplement, which specifies terms of the GLWB Rider applicable to new Contracts
The Contract permits ongoing withdrawals and deductions from the ILOs prior to the Term End Date, such as guaranteed withdrawal amounts under the GLWB Rider, rider charges, systematic withdrawals, and/or required minimum distributions. These withdrawals and deductions may have an adverse effect on the values and benefits under your Contract. If you intend to make such ongoing withdrawals or elect such deductions, you should consult with a financial professional about whether this Contract is appropriate for you.
Investment in the Contract is subject to the risks related to Pacific Life. Any obligations under the Contract are subject to our claims-paying ability and financial strength.
If you are a new investor in the Contract, you may cancel your Contract within 10 days (30 calendar days if you are replacing another annuity contract or life insurance policy) of receiving it without paying fees or penalties, although we will apply an Interim Value Calculation to determine the amount you will receive upon cancellation. In some states, this cancellation period may be longer. Upon cancellation, you will generally receive the Interim Value of your Contract, plus any value in the Fixed Account Option. You should review this Prospectus and consult with your investment professional for additional information about the specific cancellation terms that apply.
Additional information about certain investment products, including index-linked annuity contracts, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.
Neither the U.S. Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense. The Contracts are not bank deposits, and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The Contracts are not obligations of or guaranteed by any banking or financial institution. All obligations and guarantees under the Contract are subject to the creditworthiness and claims-paying ability of the Company.
Pacific Select Distributors, LLC is the principal underwriter of the Contracts. The offering of the Contracts is intended to be continuous.

Where to Go for More Information	Back Cover

SPECIAL TERMS

Some of the terms used in this Prospectus may be new to you. We have identified these terms and provided explanations of what they mean below. These terms are capitalized throughout the Prospectus except as otherwise noted.
To make this Prospectus easier to read, we sometimes use different terminology and phrases in this Prospectus (and in the Contract) than in supplemental or marketing materials. Any alternate terminology used for specific terms is indicated in the definitions below. Although we may use different words, the descriptions of how the product works in the Prospectus, Contracts and supplemental or marketing materials are wholly consistent. Your financial professional can also provide further explanation about this Prospectus, your Contract or supplemental materials.
Adjusted Index Return — The percentage rate at which we credit interest to the Index-Linked Option Value at the end of each Term. The Adjusted Index Return is determined by comparing the Index Price on the Term Start Date to the Index Price on the Term End Date of a Term and applying any applicable adjustment for the Crediting Strategy or Protection Level. The Adjusted Index Return can be positive, negative, or equal to zero. The Adjusted Index Return is multiplied by the Investment Base to get the dollar amount of the Index-Linked Option Credit. The application of a negative Adjusted Index Return will result in a reduction of the Investment Base by the dollar amount of the Index-Linked Option Credit. The application of a positive Adjusted Index Return will result in an increase to the Investment Base by the dollar amount of the Index-Linked Option Credit.
Annuitant — The person on whose life annuity payments may be determined. An Annuitant’s life may also be used to determine death benefits, in the case of a Non- Natural Owner, and to determine the Annuity Date. A Contract may name a single (“sole”) Annuitant or two (“Joint”) Annuitants. You may choose a Contingent Annuitant only if you have a sole Annuitant (you cannot have Joint Annuitants and a Contingent Annuitant at the same time). If you name Joint Annuitants or a Contingent Annuitant, “the Annuitant” means the sole surviving Annuitant, unless otherwise stated.
Annuity Date — The date annuity payments are scheduled to begin if the Annuitant (or Joint Annuitants) is (or are) still living and your Contract is in force. The maximum Annuity Date is the Annuitant’s 110th birthday (youngest Annuitant’s 110th birthday if there are Joint Annuitants) and is the latest date we will begin paying you an annuity income. State variations may apply. See APPENDIX E: STATE VARIATIONS. You may contact us if you would like to change your Annuity Date.
Annuity Option — Any one of the income options available for a series of payments after the Annuity Date.
Beneficiary — The person who may have a right to receive any death benefit proceeds before the Annuity Date or any remaining annuity payments after the Annuity Date, if any Owner (or Annuitant in the case of a Non-Natural Owner) dies.
Buffer (Buffer Rate) — A type of Protection Level that provides limited protection against negative Index performance. The Buffer Rate protects against negative Index Return up to the stated Buffer percentage. Any negative Index Return in excess of the Buffer Rate will result in a negative Adjusted Index Return at the end of a Term. The Buffer Rates are guaranteed not to change for as long as we continue to offer those Index-Linked Options. The 1-year S&P 500® with Cap and 10% Buffer ILO will always be available under your Contract.
Business Day — Each day the New York Stock Exchange (“NYSE”) is open for regular trading. Each Business Day ends when the NYSE closes each day which is typically 4:00 p.m. Eastern Standard Time. In this Prospectus, references to “day” or “date” means Business Day unless otherwise specified. If any transaction or event called for under a Contract is scheduled to occur on a day that is not a Business Day, such transaction or event will be deemed to occur on the next following Business Day unless otherwise specified. If any transaction is requested for a day that does not exist in a given calendar month, it will occur on the last day of such month. Any systematic pre-authorized transaction scheduled to occur on December 30th or December 31st where that day is not a Business Day will be deemed an order for the last Business Day of the calendar year and will be calculated using the applicable values at the close of that Business Day.
Cap Rate — A type of Crediting Strategy. The Cap Rate is the maximum amount of positive Index Return that can be credited to the Investment Base at the end of a Term. The Cap Rate limits the potential positive Index-Linked Option Credit that may be applied at the end of a Term. The Cap Rate is also a part of the Cap Rate with Dual Direction Buffer Crediting Strategy.
Cap Rate with Dual Direction Buffer (“Dual Direction”) —  A type of Crediting Strategy. The Adjusted Index Return will equal any positive Index Return up to the Cap, or the absolute value of any negative Index Return up to the Buffer Rate. The absolute value of a number is simply that number without regard to it being positive or negative. For example, the absolute value of -10 is 10. If the positive Index Return exceeds the Cap Rate, the Adjusted Index Return will equal the Cap Rate. If the negative Index Return exceeds the Buffer Rate, the Adjusted Index Return will equal the negative Index Return in excess of the Buffer Rate. In marketing and supplemental materials, we sometimes may refer to the Cap Rate with Dual

Direction Buffer Crediting Strategy as simply the “Dual Direction Buffer Crediting Strategy.”
Cash Surrender Value — The amount available upon full surrender of the Contract. The Cash Surrender Value is the Contract Value (which may be the Interim Value), adjusted for any applicable surrender charges, market value adjustment, rider charges, and charges for premium and other taxes.
Code — The Internal Revenue Code of 1986, as amended.
Contingent Annuitant — A person, if named in your Contract, who will become the sole surviving Annuitant if the existing sole Annuitant should die before the Annuity Date.
Contingent Beneficiary — A person, if any, you select to become the Beneficiary if the Beneficiary predeceases the Owner (or Annuitant in the case of a Non-Natural Owner).
Contract Anniversary — The same date, each subsequent year, as your Contract Issue Date.
Contract Issue Date — The date we issue your Contract. The Contract Issue Date will be no later than two Business Days after we receive your initial Purchase Payment and Contract application In Proper Form. Contract Years and Contract Anniversaries are measured from this date.
Contract Owner, Owner, you, or your — Generally, a person who purchases a Contract and makes the investments. A Contract Owner has all rights in the Contract, including the right to make withdrawals, designate and change Beneficiaries, transfer amounts among the Interest Crediting Options, and designate an Annuity Option. If your Contract names Joint Owners, both Joint Owners are Contract Owners and share all such rights. Except in the case of a Non-Natural Owner, the Owner’s life is used to determine death benefits.
Contract Value — The total amount attributable to your Contract. The Contract Value is the sum of the Index-Linked Option Values and the Fixed Account Option Value.
Contract Year — The 12-month period beginning on the Contract Issue Date and on each Contract Anniversary date thereafter.
Crediting Strategy — The method of determining the amount of positive interest, if any, credited to your Index-Linked Option Value for each Index- Linked Option Term. The Crediting Strategies offered under the Contract are the Cap Rate, Performance Mix with Participation Rate, Tiered Participation Rate, Performance Triggered Rate, and Cap Rate with Dual Direction Buffer. Each Index-Linked Option will apply only one type of Crediting Strategy.
Dual Direction Buffer Rate (“Dual Direction Buffer”) — A type of Protection Level. The Dual Direction Buffer is only offered with the Cap Rate with Dual Direction Buffer Crediting Strategy. The Adjusted Index Return will equal the absolute value of any negative Index Return up to the Dual Direction Buffer Rate. The absolute value of a number is simply that number without regard to it being positive or negative. For example, the absolute value of -10 is 10. The positive interest credited by the Dual Direction Buffer may exceed the Cap Rate. If the negative Index Return exceeds the Dual Direction Buffer Rate, the Adjusted Index Return will equal the negative Index Return in excess of the Dual Direction Buffer Rate.
Fixed Account Minimum Value — The minimum value you will receive as the Fixed Account Option Value upon full surrender of the Contract, death, or annuitization. The Fixed Account Minimum Value is equal to all amounts allocated to the Fixed Account Option multiplied by the Guaranteed Minimum Surrender Value Percentage of 87.5% (90% in some states; See APPENDIX E: STATE VARIATIONS), adjusted for any partial withdrawals or transfers from the Fixed Account Option, then accumulated at the non-forfeiture rate, which ranges from 1.00% to 3.00% depending on the applicable state law.
Fixed Account Option (the “Fixed Account”) — An Interest Crediting Option to which Purchase Payments and transfers may be allocated that credits a fixed rate of interest daily at the declared rate, subject to the 0.50% Minimum Guaranteed Rate for the Fixed Account. The Fixed Account Option will always be available under the Contract.
Fixed Account Option Value — The value allocated to the Fixed Account Option plus interest credited daily that compounds over one year to the Guaranteed Rate, less transfers and deductions for any withdrawals.
Floor (Floor Rate) — A type of Protection Level that provides limited protection against negative Index performance. The Floor represents the maximum negative Index Return that may be applied at the end of an Index-Linked Option Term. The Floor Rates are guaranteed not to change for as long as we continue to offer those Index-Linked Options.
Guaranteed Rate for the Fixed Account Option (Guaranteed Rate) — The annual rate of interest that we declare from time to time for the Fixed Account Option and which accrues daily. The Guaranteed Rate for the Fixed Account will be declared on each Contract Anniversary and will never be less than the Minimum Guaranteed Rate for the Fixed Account of 0.50%.
In Proper Form (In Good Order) — This is the standard we apply when we determine whether an instruction is satisfactory to us. An instruction (in writing or by other means that we accept (e.g. via telephone or electronic submission)) is considered to be In Proper Form if it is received at our Service Center in a manner that is satisfactory to us, such that is sufficiently complete and clear so that we do not have to exercise any discretion to follow the instruction, including any information and supporting legal documentation necessary to effect the transaction. Any forms that we provide will identify any necessary supporting documentation. We may, in our sole discretion, determine whether any particular transaction request is In Proper Form, and we reserve the right to change or waive any In Proper Form requirements at any time.
Index — The market index or exchange-traded fund (“ETF”) used to determine any Adjusted Index Return that is credited to an Index-Linked Option at the end of a Term. Each Index is a price return index, not a total return index, and therefore its performance does not reflect any dividends or distributions paid by the Index’s component companies. Pacific Life reserves the right to add, remove, or replace an Index.
Index-Linked Option (“ILO”) — An Interest Crediting Option under the Contract to which Purchase Payments and transfers may be allocated that provides for credited interest based on the performance of a particular Index (or Indexes) and the applicable Crediting Strategy and Protection Level. Each ILO varies by Index, Crediting Strategy, Protection Level, and Term length. In marketing and supplemental materials, we sometimes may refer to ILOs as “crediting strategies.”
Index-Linked Option (“ILO”) Budget Rate — This rate is equivalent to the fair value of hypothetical derivatives supporting the ILO on the Term Start Date.
Index-Linked Option (“ILO”) Credit — The dollar amount of interest added to or subtracted from the Index-Linked Option Investment Base at the end of a Term. The Index-Linked Option Credit is equal to the Investment Base multiplied by the Adjusted Index Return. The Index-Linked Option Credit may be positive, negative, or zero according to the Adjusted Index Return.
Index-Linked Option (“ILO”) Value — Refers to both the total amount invested in a single Index-Linked Option, or the entire amount of your Contract Value invested in multiple Index-Linked Options. On the Term Start Date, the Index-Linked Option Value is equal to the Investment Base. On all days except for the Term Start Date and the Term End Date, the Index-Linked Option Value is equal to the Interim Value. On the Term End Date, the Index-Linked Option Value is equal to the Investment Base adjusted for the Index-Linked Option Credit(s), which may be positive, negative, or equal to zero.
Index Price — The prices for the Indexes that are published by the Index providers as of the close of the New York Stock Exchange (NYSE) each day that the NYSE is open. On any day that the NYSE is not open, the Index Price from the last NYSE close will apply. The change in the Index Price over the course of a Term is used to determine the Index Return.
Index Return — Represents the price performance of the Index. The Index Return is the percentage change in the Index Price Point to Point, before any applicable adjustment for the Crediting Strategy or Protection Level. The Index Return can be positive, negative, or equal to zero.
Interest Crediting Option(s) — The Index-Linked Options and the Fixed Account Option offered under this Contract to which Purchase Payments and transfers may be allocated and that provides for credited interest.
Interim Value — The value of an Index-Linked Option in which you invest on any date during the Term after the Term Start Date and before the Term End Date.
Interim Value Adjustment (or “Adjustment”) — The proportionate reduction to your ILO Investment Base and death benefit that occurs when a withdrawal is made from the ILOs during a Term based on Interim Values. The Investment Base and death benefit are reduced by the same proportion (rather than on a dollar-for-dollar basis) that the Interim Value is reduced by the withdrawal.
Interim Value Calculation — The calculation of the Interim Value as a result of a withdrawal or surrender from the ILOs during a Term.
Investment Base — The amount that is allocated to an Index- Linked Option on the Term Start Date, reduced thereafter for withdrawals during the Term (including applicable surrender charges and taxes), and to which is applied the ILO Credit on the Term End Date.
Joint Annuitant — If your Contract is a Non-Qualified Contract, you may name two Annuitants, called “Joint Annuitants,” in your application for your Contract. Special restrictions may apply for Qualified Contracts.
Market Value Adjustment (“MVA”) — A positive or negative adjustment to the withdrawal or surrender amount from any of the Interest Crediting Options to reflect the change in market interest rates between the start of the MVA Term and the date of a withdrawal or surrender. The MVA will increase or decrease the amount of a withdrawal or surrender based on the total amount requested.
Market Value Adjustment Term (“MVA Term”) — A 6-year period during which a market value adjustment may apply to withdrawals from or surrenders of the Contract. The Initial MVA Term begins on the Contract Issue Date and lasts for 6 Contract Years. Subsequent MVA Terms must be elected by the Contract Owner.
Minimum Guaranteed Rate for the Fixed Account — The minimum Guaranteed Rate for the Fixed Account Option is 0.50%. Once a Contract is issued, the Minimum Guaranteed Rate for the Fixed Account Option under that Contract will not change. The applicable Minimum Guaranteed Rate for the Fixed Account Option can also be found in your Contract.
Non-Natural Owner — A corporation, trust or other entity that is not a (natural) person.

Non-Qualified Contract — A Contract other than a Qualified Contract.
Notice Date — The Business Day on which we receive, In Proper Form, proof of death and instructions regarding payment of death benefit proceeds.
Pacific Life (“we,” “us,” and “our”) — Pacific Life Insurance Company
Performance Mix with Participation Rate (“Performance Mix”) — A type of Crediting Strategy that determines the Index Return based on the combined weighted average of the performance of the S&P 500®, iShares® Russell 2000 ETF, and MSCI EAFE Indexes. The Participation Rate is the percentage portion of the combined positive Index Return that will be used to determine the Index-Linked Option Credit. The Participation Rate limits the potential positive Index-Linked Option Credit that may be applied at the end of a Term.
Performance Lock — A feature offered under the Contract for all ILOs that allows you to “lock-in” the Interim Value of an ILO before the Term End Date. If you exercise the Performance Lock feature during a Term, your Indexed-Linked Option Value will equal the Interim Value on the date the Performance Lock is exercised, and will be credited with a fixed rate of interest beginning on the day following the day the Performance Lock was exercised until the next Contract Anniversary. Exercising the Performance Lock will terminate your ability to receive an Index- Linked Option Credit or the protection of the Buffer or Floor to mitigate any loss.
Performance Triggered Rate — A type of Crediting Strategy. The Performance Trigger Rate is a fixed rate of interest that will be credited to the Investment Base on the Term End Date if the Index Return is equal to zero or positive.
Point to Point — The Index Return for an Index-Linked Option is determined by comparing the Index Price on the Index Term Start Date to the Index Price on the Index Term End Date.
Protection Level — The Protection Level provides limited protection to your ILO Value against negative Index Returns. There are three types of Protection Levels: Buffer Rates, Dual Direction Buffer Rates, and Floors. Each ILO will apply only one type of Protection Level.
Purchase Payment — An amount paid to us by or on behalf of a Contract Owner as consideration for the benefits provided under the Contract and invested into the Interest Crediting Options offered under the Contract.
Qualified Contract — A Contract that qualifies under the Code as an individual retirement annuity or account (IRA), or form thereof, or a Contract purchased by a Qualified Plan, qualifying for special tax treatment under the Code Sections 401, 403, 408A and 457.
Service Center —
Pacific Life Insurance Company
P.O. Box 2378
Omaha, Nebraska 68103-2378
(800) 722-4448

For more complete contact information, see ADDITIONAL INFORMATION — INQUIRIES AND SUBMITTING FORMS AND REQUESTS in this Prospectus.
Subsequent Purchase Payment(s) — Additional Purchase Payments submitted after the initial Purchase Payment. Subsequent Purchase Payments are permitted only for 60 calendar days after your Contract Issue Date and are only permitted as a result of transfers or exchanges from other financial products requested at the time your Contract application is submitted. No other Purchase Payments are permitted under the Contract.
Subsequent Term — A Term that starts on a Contract Anniversary.
Term — The period of time over which the change in Index performance is measured to determine the Index Return and the Index-Linked Option Credit(s). The Term begins on the Term Start Date and ends on the Term End Date.
Term End Date.   The Contract Anniversary on the last day of the Term. On this date, the Index-Linked Option Credit, which may be positive, negative, or zero, is calculated and applied to your Investment Base. All Purchase Payments in an ILO will have the same Term End Date regardless of the date they were received.
Term Start Date — The Term Start Date is the date that a new Term begins. On this date, Contract Value (or your Purchase Payment) is allocated to the ILO and the starting Index Price is determined. The Term Start Date for your initial Purchase Payment is the Contract Issue Date. The Term Start Date for any Subsequent Purchase Payments will be the Business Day the Subsequent Purchase Payment is received prior to market close. All future Term Start Dates will be on a Contract Anniversary, on which date you will transfer or reinvest Contract Value into a new Term. State Variations may apply. See APPENDIX E: STATE VARIATIONS.
Tiered Participation Rate — A type of Crediting Strategy. The Tiered Participation Rates are a percentage of positive Index Return that will be used to determine the Index- Linked Option Credit. Tiered Participation Rates include a Tier One Participation Rate and a Tier Two Participation Rate. Positive Index Return less than or equal to the Tier Level is multiplied by the Tier One Participation Rate. Positive Index Return in excess of the Tier Level is multiplied by the Tier Two Participation Rate. The Adjusted Index Return is equal to the sum of these two values. The Tiered Participation Rate may limit the potential positive Index-Linked Option Credit that may be applied at the end of a Term.

Total Adjusted Purchase Payments — The Total Adjusted Purchase Payments is equal to the sum of all Purchase Payments made into the Contract, reduced by a Pro Rata Reduction for each prior withdrawal. The Pro Rata Reduction is the reduction percentage that is calculated at the time of a withdrawal by dividing the amount of the withdrawal by the Contract Value immediately prior to the withdrawal.
You and Your — The Owner(s) of this Contract.

OVERVIEW OF THE CONTRACT

The Contract is a limited premium registered index-linked deferred annuity contract issued by us that is designed to help you accumulate funds for retirement or other long-term financial planning purposes on a tax-deferred basis. The Contract also includes a death benefit to help financially protect your Beneficiaries. This Contract may be appropriate for you if you have a long-term investment horizon and are looking to supplement your retirement income or you want to meet other long-term financial objectives. The Contract is not designed to be a short-term investment and may be inappropriate for you if you intend to take frequent withdrawals prior to annuitization (or prior to the Income Commencement Date if you have elected the GLWB Rider), withdrawals during the 6-year surrender charge period, or withdrawals from the ILOs before the end of a Term.
It is possible to lose up to 100% of your principal and previously credited Contract earnings. You should discuss with your financial professional whether an index-linked annuity contract, the optional living and death benefits, and which Interest Crediting Options are appropriate for you, taking into consideration your age, income, net worth, tax status, insurance needs, financial objectives, investment goals, liquidity needs, investment time horizon, risk tolerance and other relevant information. Together, you can decide if the Pacific Protective Growth contract is right for you.
We offer a variety of annuity contracts. Not every contract we issue is available through every selling broker-dealer. Upon request, your financial professional can provide information regarding our other annuity contracts that his or her broker-dealer makes available. You can also contact us to find out more about the availability of any of our annuity contracts.
Some selling broker-dealers may not recommend certain features and options of the contract, as well as limit the overall availability of the contracts, based on issue age or other general investor suitability criteria established by the selling broker-dealer. For example, a firm may choose not to recommend certain ILOs that are described in this Prospectus. Only those ILOs and optional benefits available through your firm will be available under your Contract and will be described in your firm’s marketing materials. Before you purchase the Contract, you should ask your financial professional for details about the specific ILOs, Indexes, and optional benefits available through their firm. If a particular feature that interests you is not recommended through your broker-dealer, you may want to contact another broker-dealer or us to explore its availability.
Please note that the Contract permits ongoing withdrawals and deductions from the ILOs prior to the Term End Date, such as guaranteed withdrawal amounts under the GLWB Rider, rider charges, systematic withdrawals, and/or required minimum distributions. These withdrawals and deductions may have an adverse effect on the values and benefits under your Contract. If you intend to make such ongoing withdrawals or elect such deductions, you should consult with a financial professional about whether this Contract is appropriate for you.
PHASES OF THE CONTRACT
This Contract has two phases: the accumulation (savings) phase and the annuitization (income) phase.
Accumulation Phase
The accumulation phase begins on your Contract Issue Date and continues until your Annuity Date. During this phase, you invest in the Contract’s Interest Crediting Options, which include the ILOs and the Fixed Account Option, each of which has its own risks. Any earnings accumulate on a tax-deferred basis. Additional information about each of the Interest Crediting Options available under the Contract is provided in an appendix to this Prospectus. See APPENDIX A — INTEREST CREDITING OPTIONS AVAILABLE UNDER THE CONTRACT.
Index-Linked Options. The ILOs are a type of Interest Crediting Option available under the Contract to which Purchase Payments and transfers may be allocated. We will credit interest (which may be positive, negative, or zero) at the end of each Term to amounts allocated to an ILO (the “ILO Value”) based, in part, on the performance of a particular Index (or Indexes). Each ILO varies by Index, Crediting Strategy, Protection Level, and Term length. Crediting Strategies and Protection Levels only apply at the end of each Term. You could lose a significant amount of money if the Index of an ILO in which you are invested declines in value.
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We limit the negative Index Return used in calculating the interest credited to an ILO at the end of each Term through the applicable Protection Level of each ILO. There are three types of Protection Levels that we use to limit negative Index Returns: Buffer Rates, Dual Direction Buffer Rates, and Floors. Each ILO will have only one type of Protection Level. The Protection Level type and rate for each ILO is guaranteed not to change for as long as we offer the ILO.

The 1-year S&P 500® with Cap and 10% Buffer ILO will always be available under your Contract. In the future, we may not offer ILOs with any other Protection Level other than a 10% Buffer. We do not guarantee a minimum Floor Rate or Dual Direction Buffer Rate, and we do not guarantee that we will always offer ILOs with a Floor or Dual Direction Buffer. If we stop offering all but one ILO (the 1-year S&P 500® with Cap and 10% Buffer ILO), you will be limited to investing in only one ILO and the Fixed Account Option. The terms and features of that ILO may not meet your investment objectives or be suitable for your financial goals, and this Contract may not be appropriate for you if you intend to invest solely in ILOs with a Floor or Dual Direction Buffer. In the future, any ILOs we offer (in addition to the 1-year S&P 500® with Cap and 10% Buffer ILO) will always have some level of downside protection, but we do not guarantee a minimum level. If, in the future, you are not satisfied with the available ILOs, you may choose to surrender your Contract, but you may be subject to surrender charges, an MVA, taxes, and tax penalties, and a negative Adjustment.
1.
The Buffer protects against negative Index Return up to the stated Buffer percentage. Any negative Index Return in excess of the Buffer Rate will result in negative interest being credited to your ILO Value at the end of a Term. For example, if the Buffer Rate of the ILO is 15%, and the Index Return is -20%, we will credit your ILO Value with -5% (the amount of the negative Index Return that exceeds the Buffer Rate) at the end of the Term, meaning your ILO Value will decrease by 5%.

2.
The Dual Direction Buffer protects against negative Index Return up to the stated Dual Direction Buffer percentage. The Dual Direction Buffer is only offered with the Cap Rate with Dual Direction Buffer Crediting Strategy. Any negative Index Return up to and including the Dual Direction Buffer Rate will result in positive interest equal to the absolute value of the Index Return being credited to your ILO Value at the end of the Term. The absolute value of a number is simply the value of a number without regard to it being positive or negative. For example, the absolute value of -10 is 10. Positive interest credited by the Dual Direction Buffer may exceed the Cap Rate. Any negative Index Return in excess of the Dual Direction Buffer Rate will result in negative interest being credited to your ILO Value at the end of a Term in the amount that the negative Index Return exceeds the Dual Direction Buffer Rate.

For example, if the Dual Direction Buffer Rate of the ILO is 15%, and the Index Return is -15%, we will credit your ILO Value with 15% (the absolute value of the negative Index Return up to the Dual Direction Buffer Rate) at the end of the Term, meaning your ILO Value will increase by 15%. However, if the Dual Direction Buffer Rate of the ILO is 15%, and the Index Return is -20%, we will credit your ILO Value with -5% (the amount of the negative Index Return that exceeds the Dual Direction Buffer Rate) at the end of the Term, meaning your ILO Value will decrease by 5%.
3.
The Floor Rate represents the maximum amount of negative Index Return that may be applied to your ILO Value at the end of a Term. You will not incur any negative Index Return in excess of the Floor Rate. For example, if the Floor Rate of the ILO is -10%, and the Index Return is -20% and we will credit your ILO Value with -10% (the negative Index Return up to the Floor Rate) at the end of the Term, meaning your ILO Value will decrease by 10%.

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We limit the positive Index Return used in calculating the interest credited to an ILO at the end of each Term through the applicable Crediting Strategy of each ILO. There are four types of Crediting Strategies that we use to calculate positive Index Returns: Cap Rates, Performance Mix with Participation Rates, Tiered Participation Rates, or Performance Triggered Rates. Each ILO will have only one type of Crediting Strategy. The Crediting Strategy rate is guaranteed for the Term in which you are invested. We will declare new rates for Subsequent Terms, which may differ from current rates, subject to the guaranteed minimum rates for each Crediting Strategy type.

1.
The Cap Rate is the maximum amount of positive Index Return that can be credited to your ILO Value at the end of a Term. You will not incur any positive Index Return in excess of the Cap Rate. For example, if the Cap Rate of the ILO is 15%, and the Index Return is 20%, we will credit your ILO Value with 15% (the positive Index Return up to the Cap Rate) at the end of the Term, meaning that your ILO Value will increase by 15%. The guaranteed minimum Cap Rate for any ILO offered for the life of this Contract is 2% for a 1-year ILO and 12% for a 6-year ILO. The Cap Rate is also a part of the Cap Rate with Dual Direction Buffer Crediting Strategy.

2.
The Performance Mix with Participation Rate measures the performance of a combination of three Indexes: The S&P 500®, the iShares® Russell 2000 ETF, and the MSCI EAFE. The Index Return of the Performance Mix is determined based on the combined weighted average of those stated Indexes: 50% is based on the Index with the highest return, 30% is based on the Index with the next best return, and 20% is based on the Index with the lowest return. The Participation Rate is the percentage portion of the positive Index Return that will be used in calculating the interest credited to your ILO Value at the end of a Term. The Participation Rate is multiplied by the Index Return to yield the interest credited to your ILO Value. For example, if the Participation Rate of the ILO is 100%, and the combined Index Return of the three Indexes is 20%, we will credit your ILO Value with 20% (1.00 x 20, or 100% of the Index Return) at the end of the Term, meaning that your ILO Value will increase by 20%. The guaranteed Performance Mix rates for any ILO offered for the life of this Contract are 50% for the Index with the highest return, 30% for the Index with the next best return, and 20% for the Index with the lowest return. The guaranteed minimum Participation Rate for any ILO offered for the life of this Contract is 60%.
For another example, assume that the Buffer Rate is 10% and the Participation Rate is 90%. If, at the end of the Term, the highest performing Index Return is 80%, the second-highest Index Return is 40%, and the third-highest performing Index Return is -10%, we will credit your ILO Value with 45% at the end of the Term. ((80% Index Return x 50%) + (40% Index Return x 30%) + (-10% Index Return x 20%)) x 90% Participation Rate = 45%. This means that your ILO Value will increase by 45%. Using the same Buffer Rate of 10% and Participation Rate of 90%, instead assume that the highest performing Index Return is -5%, the second-highest Index Return is -15%, and the third-highest Index Return is -40%, we will credit your ILO Value with -5% at the end of the Term. ((-5% Index Return x 50%) + (-15% Index Return x 30%) + (-40% Index Return x 20%) = -15%, which is then reduced by the 10% Buffer, and your ILO Value is only reduced by -5% at the end of the Term.
3.
The Tiered Participation Rate is a percentage portion of positive Index Return that will be used in calculating the interest credited to your ILO Value at the end of a Term. The Tiered Participation Rate Crediting Strategy has three components: the Tier One Participation Rate, the Tier Two Participation Rate, and the Tier Level. Positive Index Return less than or equal to the Tier Level is multiplied by the Tier One Participation Rate. The amount of positive Index Return in excess of the Tier Level is multiplied by the Tier Two Participation Rate. The positive interest credited to your ILO Value is equal to the sum of these two values.

For example, assume that the Index Return is 40%, and the Tiered Participation Rate for the ILO includes the following values: Tier 1 Participation Rate — 100%; Tier 2 Participation Rate — 125%; Tier Level — 25%. We will credit your ILO Value with 43.75%, which is the sum of 25% (the Tier One Participation Rate 100% multiplied by the Index Return up to the Tier Level 25%), plus 18.75% (the Tier Two Participation Rate 125% multiplied by the amount of Index Return in excess of the Tier Level 15%). This means that your ILO Value will increase by 43.75%. The guaranteed minimum Tiered Participation Rate for any ILO offered for the life of this Contract is 60% for both Tier One and Tier Two.

4.
The Performance Triggered Rate is a fixed rate of interest that will be credited to your ILO Value at the end of a Term if the Index Return is greater than or equal to zero. For example, if the Performance Triggered Rate of the ILO is 15%, and the positive Index Return is 0%, 5%, or 25%, in each circumstance, we will credit your ILO Value with 15% (the Performance Triggered Rate) at the end of the Term, meaning that your ILO Value will increase by 15%. The guaranteed minimum Performance Triggered Rate for any ILO offered for the life of this Contract is 2%.

Fixed Account Option. The Fixed Account is a type of Interest Crediting Option available under the Contract to which Purchase Payments and transfers may be allocated. The Fixed Account credits a fixed rate of interest daily at the Guaranteed Rate to the amount invested in the Fixed Account (the “Fixed Account Option Value”). The Guaranteed Rate for the Fixed Account will be declared on each Contract Anniversary, and will never be less than the Minimum Guaranteed Rate for the Fixed Account, which is 0.50%. Surrenders, death benefit payments, and annuitization from the Fixed Account Option are subject to the Fixed Account Minimum Value. The Fixed Account Option will always be available for the life of your Contract.
Annuitization Phase
The annuitization (income) phase occurs when you annuitize your Contract. If you annuitize your Contract, you will turn your Contract Value into a stream of income payments over a fixed period or for life. Annuity payments will be in a fixed-dollar amount. If you annuitize, you will be unable to make withdrawals and death benefits and the GLWB Rider will terminate. You are not required to annuitize until the maximum Annuity Date, which is the Annuitant’s (youngest Annuitant if there are Joint Annuitants) 110th birthday. Some states’ laws may require a different Annuity Date. See APPENDIX E: STATE VARIATIONS.
If you choose the GLWB Rider, upon the maximum Annuity Date, we guarantee that your annuity payment stream will be at least the greater of your Protected Payment Amount under the GLWB Rider for remainder of your life, or payments calculated using your Contract Value based on the Life Only Annuity Option (or the Joint and Survivor Life for joint option). See INCOME GUARD — ANNUITIZATION for more information. If you prefer a different Annuity Option at the maximum Annuity Date, the GLWB Rider will terminate, and your annuity payments will be determined based on your Contract Value pursuant to the chosen Annuity Option. If you choose the GLWB Rider and you annuitize the Contract at any time before the maximum

Annuity Date, the GLWB Rider will terminate, and your annuity payments will be determined based on your Contract Value as described under ANNUITIZATION later in this Prospectus.
In general, if you choose the GLWB Rider, it may not be appropriate for you to annuitize the Contract before the maximum Annuity Date because the GLWB Rider already provides for lifetime income in the form of the Protected Payment Amount while also allowing for the accumulation of Contract Value and a death benefit. If you choose to annuitize the Contract, you will be giving up your Contract Value, death benefit, and GLWB guarantees, and it is possible that the annuity payment amount will be less than the Protected Payment Amount. Nonetheless, it is possible that the income stream provided by an annuity benefit payment option (e.g., payments for a period certain) may be more appropriate for you based on your personal circumstances and financial goals. As such, before annuitizing or selecting a payment option, you should consult with a financial professional and/or contact us at our Service Center to obtain information on what the annuity payment would be prior to annuitizing. Please note that if you annuitize, you will be unable to make withdrawals from the Contract.
CONTRACT FEATURES
Accessing Your Money. Before you annuitize, you can withdraw money from your Contract at any time. Withdrawing only a portion of your Contract Value is referred to as a “withdrawal.” Withdrawing your entire Contract Value is referred to as a “surrender” and will terminate your Contract. Withdrawals or surrenders taken during the surrender charge period, which is the first 6 Contract Years, may be subject to a surrender charge. Withdrawals and surrenders may also be subject to a market value adjustment (“MVA”), taxes, and tax penalties. Withdrawals and surrenders from the ILOs before the end of a Term will result in an Interim Value Calculation and Adjustment being applied to your ILO Value.
Preauthorized Withdrawals. If your Contract Value is at least $5,000, for no additional cost, you may elect to automatically withdraw money from your Contract on a regular basis at any time before your Annuity Date. You may choose monthly, quarterly, semi-annual or annual withdrawals. Preauthorized withdrawals may be subject to surrender charges, an Interim Value Calculation and Adjustment, MVA, taxes, and tax penalties.
Free Withdrawal Amount. Each Contract Year, you may withdraw a portion of your Contract Value without incurring a surrender charge or MVA, as applicable. The annual free withdrawal amount will still trigger an Interim Value Calculation and Adjustment if taken from the ILOs before the end of a Term, and be subject to taxes and tax penalties.
Nursing Home and Terminal Illness Waivers. These waivers are included in the Contract for no additional charge. Under these waivers, surrender charges and MVAs will be waived for all withdrawals and surrenders of the Contract if the Annuitant or Owner is diagnosed with a terminal illness, as defined by the Waiver, or is confined to an accredited nursing home, and certain other conditions are met. Withdrawals and surrenders under these waivers may still trigger an Interim Value Calculation and Adjustment, taxes, and tax penalties.
Death Benefits. The Contract provides a death benefit payout, at no additional cost, to help protect your Beneficiaries during the accumulation phase. Depending on your age at the Contract Issue Date, the standard Death Benefit Amount is either (a) the greater of the Contract Value or the Total Adjustment Purchase Payments, reduced by any taxes, or (b) the Contract Value, reduced by any taxes. For an additional cost, Contract Owners between the ages of 81 and 85 on the Contract Issue Date may purchase the optional death benefit rider, the Return of Purchase Payments Death Benefit Rider (the “ROP Death Benefit Rider,” or the “Rider”), which can increase the amount of money payable to your Beneficiaries.
Tax Treatment. Your Purchase Payments accumulate value on a tax-deferred basis. Your earnings generally are not taxed until money is withdrawn from the Contract, such as when you make a withdrawal from or surrender your Contract, or receive an annuity payment from the Contract, or a death benefit is paid.
Performance Lock. For no additional cost, the Contract includes a “Performance Lock” feature for all ILOs which enables you to “lock-in” the Interim Value of an ILO before the end of a Term. If you exercise the Performance Lock feature, the value of your investment in an ILO will equal the Interim Value on the date the Performance Lock is exercised and will be credited with a fixed rate of interest until the next Contract Anniversary. See PERFORMANCE LOCK for more information.
Guaranteed Lifetime Withdrawal Benefit. For an additional cost, the Contract also provides an optional guaranteed lifetime withdrawal benefit rider, known as the Income Guard rider, which may provide you with guaranteed income for life, as long as certain conditions are met. Guaranteed withdrawal amounts taken from the ILOs under the Rider may trigger an Interim Value Calculation and Adjustment and will be subject to taxes and tax penalties, but will not be subject to an MVA or surrender charge. See INCOME GUARD for more information about the Income Guard rider.

CONTRACT ADJUSTMENTS
Interim Value Calculation and Adjustment
On any Business Day during the Term after the Term Start Date and before Term End Date, your ILO Value is equal to the Interim Value. Each ILO will have a separate Interim Value. The Interim Value is the amount in the ILO(s) that is available for surrenders (including Free Look surrenders), withdrawals (including Required Minimum Distributions (“RMDs”), free withdrawal amounts, pre-authorized withdrawals, rider charges, and guaranteed withdrawal amounts under the GLWB Rider), annuitization, and death benefit payments that occur between the beginning of the Term (the “Term Start Date”) and the end of the Term (the “Term End Date”). The Interim Value is also the amount available for exercise of the Performance Lock feature. All of these transactions, if taken during the Term, will be based on Interim Value(s) and will trigger an Interim Value Calculation to your ILO Value and a proportional reduction to your principal investment in the ILO (the “Investment Base”) and death benefit (the “Interim Value Adjustment”).
The Interim Value Calculation and Adjustment could result in significant losses if amounts are removed from the ILOs before the end of a Term. You will not receive an Index-Linked Option Credit or the protection of the Buffer, Dual Direction Buffer, or Floor to mitigate any loss. See FEES, CHARGES, AND ADJUSTMENTS and ACCESS TO YOUR MONEY and for more information about the Interim Value Calculation and Adjustment. If you intend to take ongoing withdrawals or elect features with ongoing deductions, you should consult with a financial professional to discuss any adverse impact of such ongoing withdrawals and deductions and whether this Contract is appropriate for you.
Market Value Adjustment
Withdrawals and surrenders from all of the Interest Crediting Options in excess of the annual free withdrawal amount may also be subject to an MVA during the first six Contract Years (the “Initial MVA Term”) and during any subsequent MVA Term that you elect, in addition to surrender charges, taxes and tax penalties. An MVA may apply regardless of when a surrender or withdrawal occurs, including on Term End Dates. An MVA is a positive, negative, or zero adjustment to the withdrawal or surrender amount to reflect the change in market interest rates between the start of the MVA Term and the date of your withdrawal or surrender. The MVA will increase or decrease the amount you receive from a withdrawal or surrender based on the total amount requested. The following transactions will be subject to an MVA during an MVA Term: (1) surrenders (except for Free Look surrenders), (2) certain optional withdrawals (including Early and Excess Withdrawals under the Income Guard rider), and (3) pre-authorized withdrawals. See FEES, CHARGES, AND ADJUSTMENTS — MARKET VALUE ADJUSTMENT for a list of transactions to which an MVA is not applied. The application of an MVA could result in significant losses if amounts are removed from an Interest Crediting Option or from the Contract before the end of an MVA Term.

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT

	FEES, EXPENSES, AND ADJUSTMENTS	LOCATION IN THE PROSPECTUS
Are There Charges or Adjustments for Early Withdrawals?
Yes. If you withdraw money from or surrender your Contract within 6 years following the Contract Issue Date, you may be assessed a surrender charge of up to 7% of the amount withdrawn or surrendered in excess of the 10% annual free withdrawal amount.
For example, if you surrender your Contract, you could pay a surrender charge of up to $7,000, assuming your Contract Value is $100,000 at the time of the surrender. This loss will be greater if there is a negative Interim Value Calculation and Adjustment, MVA, taxes, or tax penalties.
If you surrender or withdraw value from the ILOs before the Term End Date, your ILO Value will be subject to an Interim Value Calculation and Adjustment, which may be negative. The Interim Value Calculation and Adjustment could result in loss. In extreme circumstances, such losses could be as high as 100%.
For example, if you invest $100,000 in the ILOs available under the Contract, and surrender the entire ILO Value before the end of the Term, you could lose up to $100,000 of your investment. This loss will be greater if the amount withdrawn is also subject to surrender charges, an MVA, taxes or tax penalties. The following transactions will use Interim Values if taken from the ILOs before the Term End Date: (1) surrenders (including Free Look surrenders), (2) withdrawals (including Required Minimum Distributions (“RMDs”), free withdrawal amounts, pre-authorized withdrawals, rider charges, and guaranteed withdrawal amounts under the GLWB Rider), (3) death benefit payments, and (4) annuitization of the Contract.
If you surrender or withdraw value from any of the Interest Crediting Options during the Initial MVA Term, or any subsequent MVA Term, the amount withdrawn or surrendered may be subject to an MVA, which may be negative. The application of the MVA could result in loss. In extreme circumstances such losses could be as high as 100% of the amount withdrawn or surrendered from the ILOs.
For example, if you invest $100,000 in the ILOs during the Initial MVA Term and later surrender the Contract before the first 6 Contract Years have ended, you could lose up to $100,000 of the amount invested in the ILOs. This loss will be greater if the amount withdrawn is also subject to surrender charges, taxes, and tax penalties, and your Contract Value is subject to a negative Interim Value Calculation and Adjustment. The following transactions will be subject to an MVA during an MVA Term: (1) surrenders (except for Free Look surrenders), (2) certain optional withdrawals (including Early and Excess Withdrawals under the Income Guard rider), and (3) pre-authorized withdrawals.
FEE TABLE FEES, CHARGES, AND ADJUSTMENTS PRINCIPAL RISKS OF INVESTING IN THE CONTRACT
Are There Transaction Charges?	No. There are no other transaction charges under the Contract.	N/A

	FEES, EXPENSES, AND ADJUSTMENTS			LOCATION IN THE PROSPECTUS
Are There Ongoing Fees and Expenses?
Yes. The table below describes the fees and expenses that you may pay each year, depending on the optional benefits you choose. Please refer to your Contract specifications page for information about the specific fees you will pay each year if you have elected the Income Guard and/or the Return of Purchase Payments (“ROP”) Death Benefit.
There is an implicit ongoing fee on the Index-Linked Options (“ILOs”) to the extent that your participation in Index gains is limited by us through the use of the applicable Crediting Strategy of the ILO. This means that your returns may be lower than the Index’s returns. In return for accepting this limit on Index gains, you will receive some protection from Index losses through the ILO Protection Level. This implicit ongoing fee is not reflected in the tables below.
FEE TABLE FEES, CHARGES, AND ADJUSTMENTS
	ANNUAL FEE	MINIMUM	MAXIMUM
	Optional benefits available for an additional charge (for a single optional benefit, if elected)	0.30%(1)	See Rate Sheet Prospectus Supplement(2)
(1) As a percentage of your Contract Value each Contract Anniversary.
(2) As a percentage of the Protected Payment Base each Contract Anniversary. The current charge for new elections of this Rider is disclosed in a Rate Sheet Prospectus Supplement.
Because your Contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the Contract, which could add surrender charges and negative Contract adjustments that substantially increase costs.
	Lowest Annual Cost: $0	Highest Annual Cost: See Rate Sheet Prospectus Supplement
	Assumes:	Assumes:
• Investment of $100,000 • 5% annual appreciation • No optional benefits • No sales charges • No additional Purchase Payments, transfers or withdrawals
•
Investment of $100,000

•
5% annual appreciation

•
Most expensive combination of optional benefits (Income Guard and ROP Death Benefit)

•
No sales charges

•
No additional Purchase Payments, transfers or withdrawals

•
0% Interim Value Calculation and Adjustment

	RISKS	LOCATION IN THE PROSPECTUS
Is There a Risk of Loss from Poor Performance?
Yes. You can lose money by investing in this Contract, including loss of your principal investment and any previously-credited earnings in the Contract.

•
If you invest in an ILO with a Buffer (including the Dual Direction Buffer), depending on the Buffer or Dual Direction Buffer rate of the ILO(s) in which you invest, your potential losses at the end of a Term due to negative Index performance are currently limited to a maximum of 80 to 90% of your investment in the ILO for that Term. If you invest in an ILO with a Floor, your potential losses at the end of a Term due to negative Index performance are currently limited to a maximum of 10% of your investment in the ILO for that Term. Cumulative loss over the life of the Contract could be much greater.

•
The 1-year S&P 500® with Cap and 10% Buffer ILO, in addition to the Fixed Account Option, will always be available under your Contract. In the future, we may not offer ILOs with any other Protection Level other than a 10% Buffer. We do not guarantee a minimum Floor Rate or Dual Direction Buffer Rate, and we do not guarantee that we will always offer ILOs with a Floor or Dual Direction Buffer.

•
In the future, any ILOs we offer (in addition to the 1-year S&P 500® with Cap and 10% Buffer ILO) will always have some level of downside protection, but we do not guarantee a minimum level.

•
In a steep Index loss situation, the risk of loss can be substantially higher with the Buffer than the Floor where the Protection Level rates are identical.

PRINCIPAL RISKS OF INVESTING IN THE CONTRACT
Is this a Short-Term Investment?
No. The Contract is not a short-term investment, and is not appropriate for you if you need ready access to cash. The Contract’s tax deferral and long-term income features are generally more beneficial to investors with a long-term investment horizon.
•
Withdrawals and surrenders from the Contract may be subject to surrender charges, taxes, and tax penalties. Amounts withdrawn or surrendered from any of the Interest Crediting Options before the end of an MVA Term may result in a negative MVA and the loss of positive Index performance. Amounts withdrawn or surrendered from the ILOs before the end of a Term may also result in a negative Interim Value Calculation and Adjustment to your ILO Value, and the loss of positive Index performance.

•
Withdrawals will reduce the death benefit and your Contract Value, perhaps significantly. Transactions that are based on Interim Value will reduce the Interim Value of your investment in the ILOs by the amount of the withdrawal. Additionally, the transaction will reduce your ILO Investment Base in the same proportion that the Interim Value is reduced (rather than on a dollar-for-dollar basis) and will also proportionately reduce the death benefit. The proportionate reduction in the Investment Base and death benefit may be greater than the dollar amount of the withdrawal. Such reduction will reduce your Investment Base for the remainder of the Term, and may significantly reduce any amount credited at the end of the Term.

•
At the end of each Term, on the Term End Date (which will fall on a

PRINCIPAL RISKS OF INVESTING IN THE CONTRACT TRANSFERS AND REALLOCATIONS FEES, CHARGES, AND ADJUSTMENTS

	RISKS	LOCATION IN THE PROSPECTUS

Contract Anniversary), your Contract Value will be transferred or reallocated among the available Interest Crediting Options for a new Term, according to your transfer instructions.
•
If we do not receive transfer instructions from you prior to the close of Business on the Term End Date, we will automatically reallocate or transfer your Contract Value according to the following procedures. Amounts that we automatically reallocate or transfer among the ILOs in the absence of transfer instructions cannot be transferred until the next Term End Date, or Contract Anniversary if the amount is invested in the Fixed Account.

•
Any Contract Value in an expiring 1-year ILO will remain in its current allocation for the next Term, subject to the renewal Crediting Strategy Rates declared for that Term, as long as that ILO remains available for investment.

If that ILO is not available for investment for a Subsequent Term, the Contract Value in that ILO will automatically be transferred to the Fixed Account Option, subject to the renewal Guaranteed Rate.
•
Any Contract Value in an expiring 6-year ILO will remain in its current allocation for the next 6-year Term, subject to the renewal Crediting Strategy Rates declared for that Term, as long as that ILO remains available and the MVA Term is renewed.

If that ILO that is not available for investment for a Subsequent Term, or if you do not renew the MVA Term, the Contract Value in that ILO will automatically be transferred to the corresponding 1-year ILO (i.e., a 1-year ILO with the same reference Index, type of Crediting Strategy and Protection Level, and Protection Level rate), subject to the renewal Crediting Strategy Rates declared for that ILO. If the corresponding 1-year ILO is not available for investment, the Contract Value in the expiring 6-year ILO will automatically be transferred to the Fixed Account Option, subject to the renewal Guaranteed Rate.

What are the Risks Associated with the Investment Options?
An investment in the Contract is subject to the risk of poor investment performance and can vary depending on the performance of the ILOs available under the Contract that you select. Each investment option, referred to as an “Interest Crediting Option” (including the Fixed Account Option) in this prospectus, will have its own unique risks. You should review and understand the available Interest Crediting Options before making investment decisions.
The applicable Crediting Strategy of each ILO (i.e., the Cap Rate (including Cap Rate with Dual Direction Buffer), Performance Mix with Participation Rate, Tiered Participation Rate, or Performance Triggered Rate) will limit positive Index Returns (e.g., limited upside). This may result in you earning less than the Index Return. For example:
•
Cap Rate. If the Cap Rate of the ILO is 15%, and the Index Return is 20%, we will credit your ILO Value with 15% (the Cap Rate).

•
Performance Mix with Participation Rate. If the Participation Rate of the ILO is 90%, and the combined Index Return is 20%, we will credit your ILO Value with 18% (0.20 x 90%).

PRINCIPAL RISKS OF INVESTING IN THE CONTRACT INVESTING IN THE CONTRACT

	RISKS	LOCATION IN THE PROSPECTUS

•
Tiered Participation Rate. If the Tiered Participation Rate for the ILO includes the following values: Tier 1 Participation Rate — 100%; Tier 2 Participation Rate — 125%; Tier Level — 25%; and the Index Return is 40%, we will credit your ILO Value with 43.75% ((1.00 x 25%) + (40 – 25) x 1.25).

•
Performance Triggered Rate. If the Performance Triggered Rate of the ILO is 15%, and the Index Return is 0%, 5%, or 25%, in each circumstance, we will credit your ILO Value with 15% (the Performance Triggered Rate).

The applicable Protection Level of each ILO (i.e., the Buffer Rate, Dual-Direction Buffer Rate, or Floor Rate) will limit negative Index Returns (e.g., limited protection in the case of market decline). This may provide you will limited protection in the case of market decline. For example:
•
Buffer Rate. If the Buffer Rate of the ILO is 15%, and the Index Return is -20%, we will credit your ILO Value with -5% (the amount of the negative Index Return that exceeds the Buffer Rate).

•
Dual-Direction Buffer Rate. If the Dual Direction Buffer Rate of the ILO is 15%, and the Index Return is -15%, we will credit your ILO Value with 15% (the absolute value of the negative Index Return up to the Dual Direction Buffer Rate). The Dual Direction Buffer is only offered with the Cap Rate with Dual Direction Buffer Crediting Strategy, and the positive interest credited by the Dual Direction Buffer may exceed the Cap Rate.

If the Dual Direction Buffer Rate of the ILO is 15%, and the Index Return is -20%, we will credit your ILO Value with -5% (the amount of the negative Index Return that exceeds the Dual Direction Buffer Rate).
•
Floor Rate. If the Floor Rate of the ILO is -10%, and the Index Return is -20% and we will credit your ILO Value with -10% (the Floor Rate).

Each Index underlying the ILOs is a price return index, not a total return index, and therefore its performance does not reflect any dividends or distributions paid by the Index’s component companies. Additionally, the First Trust Growth Strength Net Fee Index deducts a fee when calculating Index performance. This will reduce the Index Return and will cause the Index to underperform a direct investment in the securities composing the Index.

What Are the Risks Related to the Insurance Company?	Investment in the Contract is subject to the risks related to Pacific Life. Any obligations (including under the Fixed Account Option and the ILOs), guarantees, or benefits of the Contract are subject to our claims-paying ability and financial strength. Information about Pacific Life, including its applicable financial strength ratings, is available upon request by contacting our Service Center.	PRINCIPAL RISKS OF INVESTING IN THE CONTRACT PACIFIC LIFE INSURANCE COMPANY AND THE GENERAL ACCOUNT

	RESTRICTIONS	LOCATION IN THE PROSPECTUS
Are There Limits on the Interest Crediting Options?
Yes.
•
Purchase Payments.

◦
Additional Purchase Payments after the initial Purchase Payment are not permitted, except for transfers from other financial products requested at the time the investor’s Contract application is submitted and transferred within 60 days after the Contract Issue Date (“Subsequent Purchase Payments”).

◦
Your initial Purchase Payment and any Subsequent Purchase Payments, in the aggregate, must be at least $25,000 in the aggregate for qualified and non-qualified Contracts.

PRINCIPAL RISKS OF INVESTING IN THE CONTRACT PURCHASING THE CONTRACT TRANSFERS AND REALLOCATIONS FEES, CHARGES, AND ADJUSTMENTS

•
Transfers and Reallocations.

◦
Transfers and reallocations from the ILOs are only permitted on Term End Dates (which will fall on a Contract Anniversary), unless you exercise the Performance Lock feature on a 6-year ILO.

◦
Transfers from the Fixed Account are only permitted on Contract Anniversaries.

◦
If you do not want to remain invested in the Fixed Account Option until the next Contract Anniversary, or in an ILO until the end of the Term, your only options will be to take a withdrawal from the Fixed Account Option or ILO or surrender the Contract, or exercise the Performance Lock feature and transfer your ILO Value on the next Contract Anniversary. All of these options will be based on the Interim Values of the ILOs, and withdrawals and surrenders may be subject to surrender charges, an MVA, taxes, and tax penalties.

•
Investment Restrictions.

◦
You may only invest in a 6-year ILO Term at the beginning of an MVA Term. Within the first 6 Contract Years, you may invest all or a portion of your Contract Value into a 6-year ILO Term only at the beginning of the Initial MVA Term, which will be on the Contract Issue Date. At the end of the Initial MVA Term, you must renew the MVA Term to continue to be able to invest in 6-year ILOs. If you do not invest any portion of your Contract Value into a 6-year ILO on the Contract Issue Date for the Initial MVA Term, you will still be able to elect to renew the MVA Term and allocate all or a portion of your Contract Value into a 6-year ILO at the start of the renewed MVA Term. If you decline to renew any MVA Term after the Initial MVA Term, you will be unable to invest in 6-year ILO Terms and only 1-year ILOs and the Fixed Account will be available to you for the remainder of the time that you own the Contract. In order to preserve the ability to invest in 6-year ILOs in the future, you must renew the MVA Term every 6 Contract Years, even if you do not invest any portion of your Contract Value into a 6-year ILO during a particular MVA Term.

◦
If you elect the GLWB Rider (Income Guard), you must invest your Contract Value according to the investment allocation restrictions under the Rider.

RESTRICTIONS	LOCATION IN THE PROSPECTUS

•
Our Rights to Change the ILOs and Indexes Offered Under the Contract.

◦
We reserve the right to add or remove an ILO or Index, subject to applicable regulatory approvals. We may stop offering an ILO for investment at the end of a Term to new and existing Contracts.

◦
We may remove or replace an Index if it is discontinued, if the calculation of the Index is substantially changed by the Index provider, if Index values should become unavailable for any reason, if hedging instruments become difficult to acquire or the cost of hedging becomes excessive, or if its investment objectives, strategies, or risks substantially change. If we substitute an Index, we will select a new Index that we determine in our judgment is comparable to the original Index, however, the performance of the new Index may not be satisfactory to you.

◦
We may change the Crediting Strategy rates and Protection Level rates of the ILOs available under the Contract, subject to the stated guaranteed minimum or maximum rates. Crediting Strategy rates will not change during a Term. Protection Level rates for the currently-offered ILOs will not change for the life of the ILO.

◦
There is no guarantee that a particular ILO will be available during the entire time that you own your Contract. We reserve the right to stop offering all except for one ILO, in addition to the Fixed Account. The 1-year S&P 500® with Cap and 10% Buffer ILO will always be available under your Contract. The guaranteed minimum Cap Rate for this ILO is 2% for the life of this Contract. In the future, we may not offer ILOs with any other Protection Level other than a 10% Buffer. We do not guarantee a minimum Floor Rate or Dual Direction Buffer Rate, and we do not guarantee that we will always offer ILOs with a Floor or Dual Direction Buffer.

◦
If we stop offering all but one ILO (the 1-year S&P 500® with Cap and 10% Buffer ILO), you will be limited to investing in only one ILO and the Fixed Account Option. The terms and features of that ILO may not meet your investment objectives or be suitable for your financial goals, and this Contract may not be appropriate for you if you intend to invest solely in ILOs with a Floor or Dual Direction Buffer.

◦
In the future, any ILOs we offer (in addition to the 1-year S&P 500® with Cap and 10% Buffer ILO) will always have some level of downside protection, but we do not guarantee a minimum level.

◦
If, in the future, you are not satisfied with the available ILOs, you may choose to withdraw your ILO Value or surrender your Contract, but you may be subject to surrender charges, an MVA, taxes, and tax penalties, and an Interim Value Calculation and Adjustment if the surrender or withdrawal is made before the end of a Term.

•
Certain ILOs and Indexes may not be available through your financial professional. You may obtain information about the ILOs and Indexes that are available to you by contacting your financial professional.

	RESTRICTIONS	LOCATION IN THE PROSPECTUS
Are there Any Restrictions on Contract Benefits?
Yes.
•
Income Guard.

◦
The Rider may only be purchased on the Contact Issue Date. If you purchase the GLWB Rider (Income Guard), the Rider may not be voluntarily terminated.

◦
You must invest your entire Contract Value in accordance with the investment allocation restrictions under the Rider. We may change these limits or restrictions in the future.

◦
If you purchase the Rider, Crediting Strategy rates declared for your Contract will typically be equal to Crediting Strategy rates for Owners who do not elect the GLWB Rider. However, Crediting Strategy rates may be lower for GLWB Rider Contracts.

◦
Withdrawals that exceed maximum annual withdrawal limits specified in the GLWB Rider (“Excess Withdrawals”) and withdrawals that occur prior to the Income Commencement Date (“Early Withdrawals”) may significantly reduce the benefits provided by the Rider by reducing the benefit by an amount greater than the value withdrawn, and/or could terminate the benefit.

INCOME GUARD DEATH BENEFIT — OPTIONAL DEATH BENEFIT RIDER PERFORMANCE LOCK

◦
Any withdrawals taken from the ILOs under the GLWB Rider before the end of a Term will be based on Interim Value(s), which may result in loss. You should consult with your financial professional about the appropriateness of taking withdrawals under the Rider before the end of a Term.

◦
Compliant withdrawals under the Rider will not be subject to surrender charges or MVAs. Early and Excess Withdrawals may be subject to surrender charges and MVAs.

◦
All withdrawals will be subject to taxes. Withdrawals taken before the age of 59 1∕2 may be subject to tax penalties.

◦
Withdrawals under the Rider may reduce the benefits provided by the ROP Death Benefit Rider.

◦
We may stop offering the optional living benefit to new Contract Owners at any time. The optional living benefit may not be available through your financial professional. You may obtain information about the optional benefits that are available to you by contacting your financial professional.

•
Return of Purchase Payments Death Benefit Rider

◦
The ROP Death Benefit Rider is only available for purchase at the time of Contract application, and once elected, the Rider may not be voluntarily terminated.

◦
Withdrawals may affect the availability of the benefit, perhaps significantly, and/or could terminate the benefit.

◦
The ROP Death Benefit fee is an ongoing deduction that can result in adverse impacts to your Contract values. For example, if you elect an ILO with a 6-year Term, the deduction of the annual ROP Death Benefit fee on the Contract Anniversary will result in an Interim Value Calculation and Adjustment each time the fee is deducted on an Anniversary other than the Term End Date and could result in a loss.

RESTRICTIONS	LOCATION IN THE PROSPECTUS

◦
We may stop offering the optional ROP Death Benefit Rider to new Contract Owners at any time. The ROP Death Benefit Rider may not be available through your financial professional. You may obtain information about the optional benefits that are available to you by contacting your financial professional.

•
Performance Lock

◦
If you exercise the Performance Lock feature, you will “lock-in” the Interim Value. The Interim Value may be less than the potential ILO Value you would receive at the end of the Term had you not exercised the feature. The Crediting Strategy or Protection Level will not be applied.

◦
Performance Lock may only be exercised after the 60th calendar day from the Term Start Date.

◦
The request to exercise the Performance Lock feature must be received by us before close of Business in order to lock-in that day’s ending Interim Value.

◦
You may only exercise the Performance Lock feature once for each ILO during each Term (or once each “segment” within an ILO, if applicable).

◦
You must lock in your entire value in the ILO when exercising Performance Lock.

◦
Exercising Performance Lock is irrevocable and may only be cancelled if we receive the request to cancel before close of Business on the same Business Day that the request to exercise the feature is received.

◦
You will not be able to determine the Interim Value that will be locked-in prior to the Performance Lock request.

◦
Once Performance Lock is exercised, the locked-in amount cannot be transferred to a new ILO, the Fixed Account or begin a new Term in the same ILO, until the next Contract Anniversary.

◦
If you exercise Performance Lock on a 6-year ILO, you will be unable to transfer or reallocate your Contract Value to another 6-year ILO Term until the end of the current MVA Term, and only if you elect to renew the MVA Term at the expiration of the current MVA Term.

◦
The locked-in value will be credited with a fixed rate of interest, which could be as little as 0.0%.

	TAXES	LOCATION IN THE PROSPECTUS
What Are the Contract’s Tax Implications?	You should consult with a tax professional to determine the tax implications of an investment in, withdrawals from, and Purchase Payments received under the Contract. There is no additional tax benefit if you purchase the Contract through a tax-qualified plan or IRA. Withdrawals and surrenders will be subject to ordinary income tax, and may be subject to tax penalties if you withdraw money before age 59 1∕2.	FEDERAL TAX ISSUES

	CONFLICTS OF INTEREST	LOCATION IN THE PROSPECTUS
How Are Investment Professionals Compensated?	Your financial professional may receive compensation for selling the Contract to you in the form of commissions and non-cash compensation. This compensation may influence your financial professional to offer or recommend the Contract over another investment.	DISTRIBUTION ARRANGEMENTS
Should I Exchange My Contract?	Some financial professionals may have a financial incentive to offer you a new contract in place of the one you own. You should only exchange your existing contract if you determine, after comparing the features, fees, and risks of both contracts, and any fees or penalties to terminate the existing contact, that it is preferable for you to purchase the new contract rather than continue to own your existing contract. Call your financial professional or call us at (800) 722-4448 if you are interested in this option.	ADDITIONAL INFORMATION — REPLACEMENT OF LIFE INSURANCE OR ANNUITIES

FEE TABLE

The following tables describe the fees, expenses, and adjustments that you will pay when buying, owning, and surrendering or making withdrawals from an Interest Crediting Option or from the Contract. Please refer to your Contract specifications page for information about the specific fees you will pay each year based on the options you have elected.
The first table describes the fees and expenses that you will pay at the time that you surrender or make withdrawals from an Interest Crediting Option or from the Contract. State premium taxes may also be deducted.
TRANSACTION EXPENSES
Maximum Surrender Charge(1)
(as a percentage of the amount surrendered or withdrawn)	7%

(1)
The surrender charge applies to withdrawals and surrenders in excess of the annual 10% free withdrawal amount during the first 6 Contract Years. Withdrawals and surrenders that are not subject to a surrender charge may still be subject to an MVA, Interim Value Calculation and Adjustment if withdrawn from the ILOs during a Term, taxes, and tax penalties. See FEES, CHARGES, AND ADJUSTMENTS for a list of withdrawals and surrenders that will not be subject to a surrender charge. The surrender charge declines to zero over the surrender charge period according to the following schedule:

Contract Year	Surrender Charge Percentage
Contract Year 1	7%
Contract Year 2	7%
Contract Year 3	6%
Contract Year 4	5%
Contract Year 5	4%
Contract Year 6	3%
Contract Year 7+	0%
The next table describes the adjustments, in addition to any transaction expenses, that apply if all or a portion of the Contract Value is removed from an Interest Crediting Option or from the Contract before the expiration of a specified period.
ADJUSTMENTS
Interim Value Calculation and Adjustment Maximum Potential Loss(1) (as a percentage of your investment in the ILO)	100%
MVA Maximum Potential Loss(2) (as a percentage of the ILO Value)	100%

(1)
An Interim Value Calculation and Adjustment will apply to your ILO Value upon any surrender (including Free Look surrenders), withdrawal (including RMDs, free withdrawal amounts, pre-authorized withdrawals, rider charges, and guaranteed withdrawal amounts under the GLWB Rider), death benefit payment, and annuitization of the Contact if value is taken from the ILOs before the Term End Date. An Interim Value Calculation will also apply upon exercise of the Performance Lock for any ILO. See FEES, CHARGES, AND ADJUSTMENTS for more information. The maximum loss would occur under extreme circumstances upon a withdrawal or surrender.

(2)
An MVA may apply to withdrawals or surrenders from any of the Interest Crediting Options during the Initial MVA Term and any subsequent MVA Term that you elect. Certain transactions are not subject to an MVA. See FEES, CHARGES, AND ADUSTMENTS for more information. The following transactions will be subject to an MVA during an MVA Term: (1) surrenders (except for Free Look surrenders), (2) certain optional withdrawals (including Early and Excess Withdrawals under the Income Guard), and (3) pre-authorized withdrawals. The maximum loss would occur under extreme circumstances upon a withdrawal or surrender of the Contract and interest rates have risen dramatically between the beginning of the MVA Term to the time that you take the surrender.

The next table describes the fees and expenses that you will pay each year during the time that you own the Contract.
If you choose to purchase an optional benefit, you will pay additional charges, as shown below.
ANNUAL CONTRACT EXPENSES
Optional Benefit Expenses
Optional Benefit	Maximum Charge
Income Guard	4.00%(1)
Return of Purchase Payments Death Benefit Rider	1.50%(2)

(1)
As a percentage of the Protected Payment Base annually on each Contract Anniversary after the Rider Effective Date. The current charge for new elections of this Rider is disclosed in a Rate Sheet Prospectus Supplement.

(2)
As a percentage of your Contract Value deducted each Contract Anniversary.

In addition to the fees described above, we limit the amount you can earn on the ILOs. This means your returns may be lower than the Index’s returns. In return for accepting this limit on Index gains, you will receive some protection from Index losses.

PRINCIPAL RISKS OF INVESTING IN THE CONTRACT

An investment in the Contract involves certain risks that you should consider carefully before purchasing the Contract.
RISK OF LOSS
This Contract is unsuitable as a short-term savings vehicle. You can lose money by investing in this Contract, including loss of a substantial portion or all of your principal investment and any previously-credited earnings in the Contract despite the Protection Levels. Additionally, positive interest credited to your ILO Value will be limited to the extent the Index Return exceeds the Cap or Performance Triggered Rate, or if the Participation Rate is less than 100%, as applicable. Each Interest Crediting Option, including the Fixed Account Option, has its own unique risks. You should review and understand the Interest Crediting Options before making an investment decision.
You may experience significant negative returns under the Contract due to the poor investment performance of the ILOs you select (even with downside protection offered by the Protection Levels), the timing of any transactions you request, such as withdrawals and transfers, and any fees and adjustments associated with those transactions. The Contract is not a deposit or obligation of, or guaranteed or endorsed by any bank. It is not federally insured by the Federal Deposit Insurance Corporation (FDIC), the Federal Reserve Board, or any other government agency.
The Protection Level of each ILO may limit the amount of negative Index Return used in calculating the interest credited to your ILO Value at the end of each Term. You can still incur losses even with the application of a Protection Level. There are three types of Protection Levels that we use to limit negative Index Returns: Buffer Rates, Dual Direction Buffer Rates, and Floors. If you invest in an ILO with a Buffer (including the Dual Direction Buffer), depending on the Buffer or Dual Direction Buffer rate of the ILO(s) in which you invest, your potential losses at the end of a Term due to negative Index performance are currently limited to a maximum of 80 to 90% of your investment in the ILO. If you invest in an ILO with a Floor, your potential losses at the end of a Term due to negative Index performance are currently limited to a maximum of 10% of your investment in the ILO for that Term. Cumulative loss over the life of the Contract could be much greater.
The 1-year S&P 500® with Cap and 10% Buffer ILO, and the Fixed Account Option, will always be available under your Contract. In the future, we may not offer ILOs with any other Protection Level other than a 10% Buffer. We do not guarantee a minimum Floor Rate or Dual Direction Buffer Rate, and we do not guarantee that we will always offer ILOs with a Floor or Dual Direction Buffer. In the future, any ILOs we offer (in addition to the 1-year S&P 500® with Cap and 10% Buffer ILO) will always have some level of downside protection, but we do not guarantee a minimum level.
In a steep Index loss situation, the risk of loss can be substantially higher for a Buffer/Dual Direction Buffer than a Floor where the Protection Level Rates are identical. For example, if two otherwise identical Crediting Strategies have a Buffer Rate of 10% and a Floor Rate of 10%, and the negative Index performance is -40% at the end of the Term, the loss incurred with the Buffer will be -30% (the excess of the -40% Index performance over the 10% Buffer Rate), while the loss for the Floor will be limited to -10% (the negative Index performance up to the 10% Floor Rate).
If you take a surrender or withdraw money from an ILO during a Term (including full surrenders, Free Look surrenders, RMDs, free withdrawal amounts, pre-authorized withdrawals, rider charges, and guaranteed withdrawal amounts under the GLWB Rider), a death benefit is paid, or you annuitize the Contract before the Term End Date, the ILO Value available for the transaction will be your Interim Value. The Protection Levels do not protect your ILO Value from loss before the end of a Term. The Interim Value calculated may result in a loss even if the Index is performing positively at the time of the transaction, and may be less than the amount you would receive had you held the investment until the end of the Term after the application of the Protection Level. The Interim Value Calculation and Adjustment could result in the loss of principal and previously-credited earnings in the Contract, and in extreme circumstances, such losses could be as high as 100%. The Protection Levels also do not limit losses from surrender charges, MVAs, and taxes, which could result in greater loss of principal or previously credited earnings in the Contract even if investment performance has been positive. Any potential for gain should be carefully weighed against the risk of loss.
LIQUIDITY RISK
This Contract is unsuitable as a short-term savings vehicle. This Contract may be appropriate for you if you have a long-term investment horizon and are looking to supplement your retirement income or you want to meet other long-term financial objectives. The Contract is not designed to be a short-term investment and may be inappropriate for you if you intend to take frequent withdrawals prior to annuitization (or prior to the Income Commencement Date if you have elected the GLWB Rider), withdrawals during the 6-year surrender charge period, or withdrawals from the ILOs before the end of a Term.
Before you annuitize, you can withdraw money from or surrender your Contract at any time, however, withdrawals or surrenders taken during the surrender charge period may be subject to a surrender charge. Withdrawals and surrenders may also be subject to an MVA regardless of when the surrender or withdrawal occurs if taken during the MVA Term, an Interim Value Calculation and Adjustment if taken from the ILOs before the end of a Term, taxes, and tax penalties. An MVA or negative Interim Value Calculation and Adjustment could result in the loss of your principal investment and previously credited earnings in the Contact, and in extreme circumstances, such losses could be as high as 100% of the ILO Value. See FEES, CHARGES, AND ADJUSTMENTS and ACCESS TO YOUR MONEY.
Please note that the Contract permits ongoing withdrawals and deductions from the ILOs prior to the Term End Date, such as guaranteed withdrawal amounts under the GLWB Rider, rider charges, systematic withdrawals, and/or required minimum distributions. These withdrawals and deductions may have an adverse effect on the values and benefits under your Contract. If you intend to make such ongoing withdrawals or elect such deductions, you should consult with a financial professional about whether this Contract is appropriate for you.
TRANSFER AND REALLOCATION LIMITATIONS
Transfers from and to the ILOs and reallocations into the same ILO for a new Term are only permitted on Term End Dates (which will fall on a Contract Anniversary), unless you exercise the Performance Lock feature on a 6-year ILO. Transfers to and from the Fixed Account are permitted every Contract Anniversary. Transfer instructions can be requested, changed or cancelled any time prior to close of the Business Day on Term End Date. These transfer restrictions significantly limit your ability to reallocate your Contract Value in response to changes in market conditions, Interest Crediting Option performance, or personal needs.
If we do not receive transfer instructions from you prior to the close of Business on the Term End Date, we will automatically reallocate or transfer your Contract Value. Any Contract Value in an expiring ILO Term will remain in its current allocation for the next Term, subject to the renewal Crediting Strategy Rates declared for that Term, as long as that ILO remains available for investment. If the expiring ILO is not available for investment for a Subsequent Term, the Contract Value in that ILO will automatically be transferred to a default ILO, subject to the renewal Crediting Strategy Rates, or to the Fixed Account Option, subject to the renewal Guaranteed Rate. Amounts that we automatically reallocate or transfer in the absence of transfer instructions cannot be transferred until the next Contract Anniversary, or Term End Date, which will fall on a Contract Anniversary (unless the Performance Lock is exercised on a 6-year ILO). This will occur even if the Crediting Strategy rate or Index associated with the new ILO Term has changed, in which case the new ILO Term may not be satisfactory to you.
If you fail to transfer ILO Value at the end of a Term and do not wish to remain invested in a particular ILO for another Term, your only alternative will be to surrender or withdraw the related ILO Value. Surrendering all or withdrawing a portion of your Contract Value may cause you to incur surrender charges, an MVA, taxes, and tax penalties. If you surrender or withdraw the ILO Value during the Term, the amount available for surrender or withdrawal will be your Interim Value. The Interim Value calculated could be less than your investment in the ILO even if the Index is performing positively, and may be less than the amount you would receive had you held the investment until the end of the Term after the application of the Protection Level. This means that there could be significantly less money available under your Contract for a surrender or withdrawal during the Term.
Income Guard Investment Allocation Restrictions
If you purchase the optional Income Guard rider, you must invest your entire Contract Value according to the investment allocation restrictions under the Rider. You will be unable to transfer your Contract Value into ineligible Interest Crediting Options for the entire time that you own the Rider. The eligible Interest Crediting Options seek to minimize the Company’s risk, may reduce investment returns, and may reduce the likelihood that we will be required to make payments under the Rider. Please see INCOME GUARD — INVESTMENT ALLOCATION RESTRICTIONS for more information.
6-Year Index-Linked Option Investment Limitations
During the first 6 Contract Years, your Contract is automatically subject to the Initial MVA Term, regardless of the Interest Crediting Options you select. You may only invest in a 6-year ILO Term at the beginning of an MVA Term. Within the first 6 Contract Years, you may invest all or a portion of your Contract Value into a 6-year ILO Term only at the beginning of the Initial

MVA Term, which will be on the Contract Issue Date. If you do not invest at least a portion of your Contract Value into a 6-year ILO on the Contract Issue Date, you will be unable to invest in another 6-year ILO Term until the beginning of the next MVA Term, which will be the 6th Contract Anniversary. At the end of the Initial MVA Term, you must renew the MVA Term to continue to be able to invest in 6-year ILOs. If you do not invest any portion of your Contract Value into a 6-year ILO on the Contract Issue Date for the Initial MVA Term, you will still be able to elect to renew the MVA Term and allocate all or a portion of your Contract Value into a 6-year ILO at the start of the renewed MVA Term, which will fall on a Contract Anniversary. If you decline to renew any MVA Term after the Initial MVA Term, you will be unable to invest in 6-year ILO Terms and only 1-year ILOs and the Fixed Account will be available to you for the remainder of the time that you own the Contract. This means that you may only invest in 6-year ILOs every 6 Contract Years on the Contract Anniversary, and only if you elect to renew the MVA Term every 6 Contract Years. In order to preserve the ability to invest in 6-year ILOs in the future, you must renew the MVA Term every 6 Contract Years, even if you do not invest any portion of your Contract Value into a 6-year ILO during a particular MVA Term. See FEES, CHARGES, AND ADJUSTMENTS — MARKET VALUE ADJUSTMENT for more information. The MVA may not apply in all states. See APPENDIX E: STATE VARIATIONS.
WITHDRAWAL AND SURRENDER RISK
All withdrawals (including RMDs, preauthorized withdrawals, rider charges, and any guaranteed withdrawal amounts under the GLWB Rider) will reduce your Contract Value and the death benefit, and withdrawals and surrenders may be subject to a negative adjustment based on the interim Value Calculation, surrender charge, MVA, taxes, and tax penalties. See FEES, CHARGES, AND ADJUSTMENTS for a list of withdrawals and surrenders that will not be subject to a surrender charge or MVA.
Withdrawals and surrenders from all of the Interest Crediting Options may be subject to an MVA during the first six Contract Years (the Initial MVA Term) and during any subsequent MVA Term that you elect, in addition to an Interim Value Calculation and Adjustment, surrender charges, taxes, and tax penalties. An MVA may apply regardless of when a surrender or withdrawal occurs, including on a Term End Date. See FEES, CHARGES, AND ADJUSTMENTS — MARKET VALUE ADJUSTMENT for a list of transactions to which an MVA is not applied. An MVA is a positive or negative adjustment to the withdrawal or surrender amount to reflect the change in market interest rates between the start of the MVA Term and the date of your withdrawal or surrender. The MVA will increase or decrease the amount you receive from a withdrawal or surrender based on the total amount requested. The positive or negative MVA is subtracted from the withdrawal amount requested or the surrender amount, in addition to applicable surrender charges and taxes. The application of an MVA could reduce the amount you receive from a withdrawal or surrender, and in extreme circumstances, such losses could be as high as 100% of the amount withdrawn or surrendered from the ILOs. An MVA does not otherwise affect your Contract Value remaining in the Contract after a partial withdrawal or the death benefit amount. The maximum loss would only occur under extreme circumstances upon a withdrawal or a total surrender of the Contract and interest rates have risen dramatically between the beginning of the MVA Term to the time that you take the surrender.
Withdrawals and surrenders from the ILOs at the end of a Term will reduce the Investment Base and death benefit by the amount requested. Any applicable negative adjustment, surrender charge, MVA, taxes, and tax penalties will subsequently be deducted from the amount you receive from a withdrawal or surrender. Withdrawals and surrenders from the ILOs between the Term Start Date and the Term End Date will trigger an Interim Value Calculation to your ILO Value, and will reduce the Interim Value of your investment in the ILOs by the amount requested. Additionally, the transaction will reduce your ILO Investment Base in the same proportion that the Interim Value is reduced (rather than on a dollar-for-dollar basis) and will also proportionately reduce the death benefit (the Interim Value Adjustment). The Interim Value Adjustment may be greater than the dollar amount of the withdrawal, and will reduce the Investment Base for the remainder of the Term. See “INTERIM VALUE CALCULATION AND ADJUSTMENT RISK” below for more information Amounts withdrawn or surrendered will not receive an ILO Credit, which is the dollar amount of interest added to or subtracted from your ILO Investment Base at the end of each Term.
Withdrawals based on Interim Value may significantly reduce the value of any gains credited at the end of the Term because the amount of the ILO Credit is calculated as a percentage of the Investment Base, which will be reduced proportionately by the withdrawal. The Interim Value does not receive the application of the Protection Level to mitigate any loss. The Interim Value Calculation and Adjustment could result in a loss, and this loss may be greater than the loss that would be incurred on the Term End Date after the application of the Protection Level. The Interim Value Calculation and Adjustment could also result in lower gain than would be credited on the Term End Date after the application of the Crediting Strategy. If you plan on taking frequent withdrawals for short-term needs that will be subject to surrender charges, an Interim Value Calculation and Adjustment, MVA, and/or additional taxes, this Contract may not be appropriate for you. You may contact us at our Service Center to obtain your Interim Value(s) for any ILO in which you are invested prior to effecting a transaction, although your Interim Value(s) may change by the time the transaction is executed. To avoid an Interim Value Calculation and Adjustment to your ILO Value, you should schedule withdrawals and other transactions to fall on Term End Dates.
Additionally, if you purchase Income Guard, Early Withdrawals and Excess Withdrawals may significantly reduce the benefits provided by the Rider by reducing the benefit by an amount greater than the value withdrawn, and/or could terminate the benefit if the Contract Value is reduced to zero. All withdrawals (including guaranteed withdrawal amounts) withdrawn from the ILOs during the Term will trigger an Interim Value Calculation and Adjustment. A negative Interim Value Calculation and Adjustment could result in significant loss. All withdrawals, including guaranteed lifetime withdrawals under the Income Guard rider, may also affect the availability of the ROP Death Benefit Rider, perhaps significantly, and/or could terminate the benefit if the Contract Value is reduced to zero.
Income taxes and certain tax restrictions may apply to any withdrawal or surrender. If taken before age 59 1∕2, a withdrawal or surrender may also be subject to a 10% federal penalty tax.
We generally make payment of any amount due from the Contract within seven calendar days from the date we receive a request In Proper Form. When permitted by law, however, we may defer payment of any withdrawal or surrender proceeds for up to six months from the date we receive your request.
INTERIM VALUE CALCULATION AND ADJUSTMENT RISK
The Interim Value is the amount in the ILO that is available for surrenders, withdrawals, death benefit payments, and annuitization that occurs between the Term Start Date and the Term End Date, including full surrenders (including Free Look surrenders), RMDs, free withdrawal amounts, pre-authorized withdrawals, rider charges, and guaranteed withdrawal amounts under the GLWB Rider. All of these transactions, if taken during the Term, will be based on Interim Value(s) and will trigger an Interim Value Calculation to your ILO Value. The Interim Value is calculated based on the value of a hypothetical portfolio of derivative financial instruments designed to replicate the value of the ILO if it were held until the end of the Term. We calculate the Interim Value of your investment in each ILO at the end of each Business Day between the Term Start Date and the Term End Date. The Interim Value fluctuates each Business Day, and the change, or adjustment, may be positive, negative, or zero compared to the last Business Day, even if the Index has increased in value. Changes to your Interim Value are not directly tied to the performance of the relevant Index, although Index performance impacts your Interim Value. You should also understand that the Interim Value for an ILO on a Business Day will not impact your principal investment in the ILO (the Investment Base) unless a withdrawal, surrender, death benefit payment, or annuitization occurs during the Term on that Business Day. This means that the Interim Value calculated could be less than your investment in the ILO even if the Index is performing positively, and may be less than the amount you would receive had you held the investment until the end of the Term.
If you effect a withdrawal that is based on Interim Value, the withdrawal will reduce the Interim Value of your investment in the ILOs by the amount requested. Any applicable surrender charge, MVA, taxes, and tax penalties will subsequently be deducted from the amount you receive from a withdrawal or surrender. Additionally, the withdrawal will reduce your ILO Investment Base in the same proportion that the Interim Value is reduced (rather than on a dollar-for-dollar basis) and will also proportionately reduce the death benefit (the “Interim Value Adjustment”). The Interim Value Adjustment to the Investment Base and death benefit may be greater than the dollar amount of the withdrawal, and will reduce the Investment Base for the remainder of the Term. The amount withdrawn or surrendered will not receive an ILO Credit.
A negative Interim Value Calculation and Adjustment will decrease the amount available under your Contract in the ILOs for transactions involving withdrawal, surrender, annuitization, and the death benefit. An Interim Value Calculation and Adjustment will impact your Contract Value (including your Cash Surrender Value, death benefit amount, and amount converted to an Annuity Option), but the reduction will not be deducted from the amount you receive if you take a partial withdrawal. You may contact us at our Service Center to obtain your Interim Value(s) for any ILO in which you are invested prior to initiating a transaction, although your Interim Value(s) may change by the time the transaction is executed.
Withdrawals based on Interim Value may significantly reduce the value of any gains credited at the end of the Term because the dollar amount of the ILO Credit is calculated as a percentage of the Investment Base, which will be reduced proportionately by the withdrawal. The Interim Value Calculation and Adjustment could also result in a loss, and this loss may be greater than the loss that would be incurred on the Term End Date after the application of the Protection Level. The Interim Value Calculation and Adjustment could also result in lower gain than would be credited on the Term End Date after the application of the Crediting Strategy. If you purchase the Income Guard, all withdrawals (including guaranteed withdrawal amounts) taken from the ILOs during a Term will trigger an Interim Value Calculation and Adjustment and could result in significant loss.

Additionally, neither the Protection Level nor Crediting Strategy of the ILO will be applied to Interim Values. As such, when a transaction is processed based on the Interim Value of the ILOs, there could be significantly less money available under your Contract for withdrawals, surrender, annuitization, and the death benefit. The Interim Value Calculation and Adjustment may result in a loss even if the Index is performing positively at the time of the transaction, and may be less than the amount you would have received had you held the investment until the end of the Term. If you use the Performance Lock feature to lock-in an Interim Value that is lower than your Investment Base on the Term Start Date, you will lock-in a loss. The Interim Value Calculation and Adjustment could result in the loss of principal and previously-credited earnings in the Contract, and in extreme circumstances, such losses could be as high as 100%. To avoid an Interim Value Calculation and Adjustment to your ILO Value, you should schedule withdrawals and other transactions to fall on Term End Dates.
FIXED ACCOUNT OPTION RISK
The Guaranteed Rate for the Fixed Account Option will never be lower than the 0.50% Minimum Guaranteed Rate for the Fixed Account. The effective annual interest rate represents the rate of daily compounded interest over a 12-month period. You bear the risk that we will never declare a Guaranteed Rate for the Fixed Account Option that is higher than the Minimum Guaranteed Rate for the Fixed Account.
CREDITING STRATEGY & PROTECTION LEVEL RISK
Each ILO has an applicable Crediting Strategy and Protection Level that determines the positive, negative, or zero interest rate applied to your ILO Investment Base at the end of each Term (the “Adjusted Index Return”). The Crediting Strategy and Protection Level only apply on the Term End Date.
Crediting Strategy Risk
If you invest the ILOs, positive Index Returns may be limited based on the applicable Crediting Strategy of each ILO. The Crediting Strategies may therefore limit any positive ILO Credit that may be applied to your Investment Base for a given Term. Because of the application of the Crediting Strategy, the Adjusted Index Return for a Term may be less than the positive Index Return.
The Crediting Strategies benefit us because they limit the amount of positive interest that we may be obligated to credit for any Term. We set the Crediting Strategy rates each Term in our discretion, however, they will never be less than the guaranteed minimum rates set forth in this Prospectus. You bear the risk that we will not set the Crediting Strategy rates higher than these minimums.
Initial and renewal Crediting Strategy rates may vary depending on the Index, market conditions, Crediting Strategy type, Protection Level, Term length, election to renew the MVA Term, or the election of the Income Guard rider. Please note that Crediting Strategy rates for Owners who elect the Income Guard will typically be equal to Crediting Strategy rates for Owners who do not elect the benefit. However, Crediting Strategy rates may be lower for Income Guard Owners. Additionally, renewal Crediting Rates will typically be higher if the MVA Term is renewed, and lower if the MVA Term is not renewed.
Cap Rates and Performance Triggered Rates. Positive interest credited to your ILO Value will be limited to the extent the Index Return exceeds the Cap or Performance Triggered Rate. If you allocate Contract Value to an ILO with a Cap Rate (including the Cap Rate with Dual Direction Buffer) or a Performance Triggered Rate, the highest possible Adjusted Index Return that you may earn for a given Term is the Cap Rate or the Performance Triggered Rate. The Performance Triggered Rate credits a fixed rate of interest to your ILO Investment Base on the Term End Date if the Index Return is greater than or equal to zero, and the Cap Rate is the maximum amount of positive interest that may be credited to your Investment Base on the Term End Date. As a result, you will only be credited with a maximum amount of interest even if the positive Index Return is much greater than that rate. Additionally, Cap Rates for ILOs with 6-year Terms apply on a Point to Point basis. This means that the Cap Rate is applied to the Index Return for the entire Term, not on an annual basis.
Participation Rates and Tiered Participation Rates. If you allocate Contract Value to an ILO with a Participation Rate or Tiered Participation Rate, the Crediting Strategy may limit your participation in any positive Index Return. A Participation Rate or Tiered Participation Rate below 100% will reduce the percentage portion of the positive Index Return credited to your Investment Base at the end of the Term. For 6-year Terms, the Participation Rate and Tiered Participation Rate apply on a Point to Point basis. This means that the Participation Rate or Tiered Participation Rate is applied to the Index Return for the entire Term, not on an annual basis.

Protection Level Risk
Negative Index Returns may be limited by the applicable Protection Level for each ILO. Protection Levels provide only limited protection against negative Index performance. You may lose money. When you invest Contract Value in the ILOs, you bear the risk that negative Index performance may cause the Adjusted Index Return to be negative even after the application of the Protection Level. This would result in a negative ILO Credit and reduce your Investment Base by the amount of the ILO Credit. Additionally, the Protection Level provides downside protection only on the Term End Date, so your exposure to negative Index performance during a Term is greatest before the Term End Date.
There are three types of Protection Levels that we use to limit negative Index Returns: Buffer Rates, Dual Direction Buffer Rates, and Floors. In the future, we may not offer ILOs with any other Protection Level other than a 10% Buffer. We do not guarantee a minimum Floor Rate or Dual Direction Buffer Rate, and we do not guarantee that we will always offer ILOs with a Floor or Dual Direction Buffer. This Contract may not be appropriate for you if you intend to invest solely in ILOs with a Floor or Dual Direction Buffer.
Protection Levels for ILOs with 6-year Terms apply on a Point to Point basis. This means that the Buffer or Dual Direction Buffer is applied to the Index Return for the entire Term, and not on an annual basis. For each ILO, the Protection Level (e.g. Buffer, Dual Direction Buffer, or Floor) is set at Contract issue and will never change in future Contract years for the life of the Contract.
We set Protection Level rates for each ILO at our discretion. Protection Level rates declared for future ILOs under this Contact may vary depending on the Index, market conditions, Crediting Strategy, and rates, the type of Protection Level, and the Term length. Assuming the same Index and Term length, an ILO that provides more protection from Index losses will generally tend to have less potential for Index gains; conversely, an ILO that provides less protection from Index losses will generally tend to have more potential for Index gains.
Dual Direction Buffer Rates, Buffer Rates and Floors. The risk of loss may be greater with a Buffer ILO (including the Dual Direction Buffer) than a Floor ILO during times of steep market decline. If there is a steep negative Index Return, and two ILOs offer identical rates for the Buffer (or Dual Direction Buffer) and Floor, the risk of loss is substantially higher on a Buffer or Dual Direction Buffer ILO than a Floor ILO where the Buffer or Dual Direction Buffer Rate and the Floor Rate are identical. For example, if the Index Return is -30%, and the Buffer Rate or Dual Direction Buffer Rate is 10%, your Adjusted Index Return will be -20% (the amount that the negative Index Return exceeds the Buffer or Dual Direction Buffer Rate). However, if the Floor Rate is -10%, your Adjusted Index Return will only be -10% (the negative Index Return up to the -10% Floor Rate).
Dual Direction Buffer. Because the absolute value of any negative Index Return up and including the Dual Direction Buffer Rate will be credited to your Investment Base as positive interest, a negative Index Return on the Term End Date that is slightly below or slightly above the Dual Direction Buffer Rate can result in very different ILO Credits. You will receive positive interest if the negative Index Return does not exceed the Dual Direction Buffer Rate, and you will receive negative interest if the negative Index Return exceeds the Dual Direction Buffer Rate on the Term End Date. Any negative Index Return in excess of the Dual Direction Buffer Rate will result in negative interest being credited to your Investment Base in the amount that the negative Index Return exceeds the Dual Direction Buffer Rate.
For example, if the ILO Dual Direction Buffer Rate is 10%, and the negative Index Return is -10%, we will credit your Investment Base with 10%. However, if the negative Index Return is -10.01%, we will credit your Investment Base with -0.01%.
PERFORMANCE LOCK RISK
You may exercise the Performance Lock feature once for each ILO during each Term to “lock-in” your Interim Value as of the Business Day the request is submitted. The locked-in value will equal the Interim Value of the ILO calculated at the end of the Business Day that the Performance Lock is requested. You must lock-in the entire value in the ILO. If you have made Subsequent Purchase Payments into the same ILO, each Purchase Payment will constitute a different “segment” in the initial ILO Term with its own Investment Base and Interim Value, and the investment performance of each segment will be tracked separately. If you have multiple segments in the same ILO in the initial Term due to multiple Purchase Payments in the first Contract Year, the value of each segment may be locked-in independently. You may exercise the Performance Lock feature once for each segment during the ILO Term. If you exercise the Performance Lock for more than one segment within an ILO, it is possible that the Interim Value of one segment may have increased, while the Interim Value of another segment may have decreased at the time the Performance Lock is exercised.
The locked-in value will be credited with a fixed rate of interest equal to the annualized ILO Budget rate beginning on the day following the day the Performance Lock was exercised until the next Contract Anniversary. The minimum fixed interest rate will never be less than 0.0%. Exercising the Performance Lock will terminate your ability to receive an ILO Credit or the application of the Crediting Strategy or Protection Level to mitigate any loss. Withdrawals will reduce the locked-in value. Any applicable MVA, surrender charge, taxes, and tax penalties will adjust the amount you receive from the withdrawal.
Your decision to exercise the Performance Lock is irrevocable. Once the Performance Lock is exercised, the locked-in amount cannot be transferred to a new ILO, the Fixed Account, or begin a new Term in the same ILO, until the next Contract Anniversary. If you exercise the Performance Lock on a 6-year ILO, you will be unable to transfer or reallocate your Contract Value to another 6-year ILO Term until the end of the current MVA Term, and only if you elect to renew the MVA Term at the expiration of the current MVA Term.
You will not be able to determine the Interim Value that will be locked-in prior to the Performance Lock request. You bear the risk that the Interim Value that is locked in will be lower than the Interim Value you last obtained, and lower than the potential ILO Value you would receive at the end of the Term, and the difference could be significant. If you exercise the Performance Lock feature at a time when your Interim Value has declined, you will lock-in any loss. There may not be an optimal time to exercise the Performance Lock feature. It may be better for you if you do not exercise the Performance Lock feature during a Term. We will not advise you as to whether or when you should or should not exercise the Performance Lock, and we are not responsible for any losses that may occur due to your decision to exercise this feature.
You should contact us at our Service Center to obtain your Interim Value(s) and the current annualized ILO Budget rate and speak to your financial professional before exercising a Performance Lock, although your Interim Value(s) may change by the time the Performance Lock is exercised.
AVAILABILITY OF INDEXES AND INDEX-LINKED OPTIONS
We reserve the right to add or remove an ILO or Index, subject to applicable regulatory approvals. We reserve the right to stop offering any of the ILOs to new and existing Contracts, and to close any of the ILOs to new transfers at the end of a Term. We may change the Crediting Strategy rates and Protection Level rates subject to the stated guaranteed minimum or maximum rates. There is no guarantee that a particular ILO will be available during the entire time that you own your Contract. If we decide to discontinue offering any ILOs or Indexes, we will amend this Prospectus. An ILO that is currently available may not be available for transfers from other Interest Crediting Options or reallocations of Contract Value into the same ILO for a new Term, or may be closed to new Contract issues. If you reallocate into the same ILO for a consecutive Term, the ILO’s underlying Index or features may have changed, or the ILO may no longer be available for investment. If your desired ILO is not available for investment, and you do not provide timely transfer instructions to us, you could be automatically reallocated into a default ILO, or the Fixed Account, which may not be acceptable to you. The 1-year S&P 500® with Cap and 10% Buffer ILO, in addition to the Fixed Account Option, will always be available under your Contract. The Cap Rate for this ILO is subject to a guaranteed minimum rate of 2% for the life of this Contract.
We reserve the right to stop offering all but one ILO (the 1-year S&P 500® with Cap and 10% Buffer ILO) in addition to the Fixed Account Option. In the future, we may not offer ILOs with any other Protection Level other than a 10% Buffer. We do not guarantee a minimum Floor Rate or Dual Direction Buffer Rate, and we do not guarantee that we will always offer ILOs with a Floor or Dual Direction Buffer. If we stop offering all but one ILO (the 1-year S&P 500® with Cap and 10% Buffer ILO), you will be limited to investing in only one ILO and the Fixed Account Option. The terms and features of that ILO may not meet your investment objectives or be suitable for your financial goals, and this Contract may not be appropriate for you if you intend to invest solely in ILOs with a Floor or Dual Direction Buffer. In the future, any ILOs we offer (in addition to the 1-year S&P 500® with Cap and 10% Buffer ILO) will always have some level of downside protection, but we do not guarantee a minimum level. If you are not satisfied with the available ILOs, you may choose to surrender your Contract, but you may be subject to surrender charges, an MVA, taxes, and tax penalties, and the calculation of the surrender amount based on Interim Value if the surrender is made before the end of a Term. If you purchase another retirement vehicle, it may have different features, fees, and risks than the Contract. Discuss with your financial professional whether the Contract is appropriate for you given our right to make such changes to the allowable ILOs.
If we add or remove an Index (as opposed to replacing an Index with another Index), the changes will not be effective for your Contract until the start of the next Term. We may remove or replace an Index if it is discontinued, if the calculation of the Index is substantially changed by the Index provider, if Index values should become unavailable for any reason, if hedging instruments become difficult to acquire or the cost of hedging becomes excessive, or if its investment objectives, strategies, or risks substantially change. The new Index may not be desirable to you. If we substitute an Index, we will select a new Index that we determine in our judgment is comparable to the original Index, however, the performance of the new Index may differ from the original Index. The Index Return for the new Index will be utilized when determining the ILO Credit on the Term End Date even if the Index is substituted near the end of the Term. This may negatively affect the interest that you earn during that Term. You may receive a greater loss or lower gain than if we continued to use the original Index for the entire Term. We may replace an Index at any time during a Term. If we replace an Index during a Term, the ILO Crediting Strategy and Protection Level will not change. We will notify you in writing prior to replacing an Index. You will have no right to reject the replacement of an Index, and you will not be permitted to transfer ILO Value until the end of a Term even if we replace the Index during the Term. If we substitute an Index and you do not wish to remain invested in the relevant ILO for the remainder of the Term, your only options will be to withdraw the ILO Value or surrender the Contract, or exercise the Performance Lock feature and transfer your ILO Value on the next Contract Anniversary. All of these options will trigger an Interim Value Calculation, and taking a withdrawal or surrender may cause you to incur surrender charges, an MVA, taxes, and tax penalties.
AVAILABILITY BY SELLING BROKER-DEALER FIRM
The availability of the ILOs, Indexes, and optional benefits described in this Prospectus may vary by selling broker-dealer firm. For example, a firm may choose not to recommend certain ILOs that are described in this Prospectus. Only those ILOs and optional benefits available through your firm will be available under your Contract. Before you purchase the Contract, you should ask your financial professional for details about the specific ILOs, Indexes, and optional benefits available through their firm. If a particular feature that interests you is not recommended through your broker-dealer, you may want to contact another broker-dealer or us to explore its availability.
INVESTMENT RISKS FOR THE MARKET INDEXES
Investing in the ILOs will subject you to risks related to the Indexes (which may be a market index or exchange-traded fund (“ETF”), such as the following:
No Dividends. Each Index is a price return index, not a total return index, and therefore its performance does not reflect any dividends or distributions paid by the Index’s component companies. This will reduce the Index Return and will cause the Index to underperform a direct investment in the securities composing the Index. If dividends and other distributions were included, the Index performance would be higher.
No Rights in the Index. An investment in an ILO is not an investment in the Index or in the securities tracked by the Index. You have no voting, liquidation, or other rights with respect to the Index, its publisher, or any of the component companies.
Index Performance. An investment in the Contract is subject to the risk of poor investment performance of the ILOs you select. If you allocate money to an ILO, the value of your investment depends in part on the performance of the applicable Index. You could lose a significant amount of money if the Index of an ILO declines in value. The performance of an Index is based on changes in the values of the securities or other instruments that comprise or define the Index. The securities and instruments comprising or defining the Indexes are subject to a variety of investment risks that you are indirectly exposed to. These risks may affect capital markets generally, specific market segments, or specific issuers. The performance of the Indexes may fluctuate, sometimes rapidly and unpredictably. Negative Index performance may cause you to realize losses, which may be significant. The historical performance of an Index or an ILO does not guarantee future results. Because we measure Index performance from the Term Start Date to the Term End Date, you bear the risk that the Index Return may be negative or zero at the end of a Term, even if the Index performed positively at times.
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Market Risk. Market risk is the risk that short-term market movements may cause the value of an Index to fluctuate, sometimes rapidly and unpredictably. Index performance could decrease over longer periods of time during more prolonged market downturns. Market changes can result from disasters and other events, such as storms, earthquakes, fires, outbreaks of infectious diseases, utility failures, terrorist acts, political and social developments, and military and governmental actions.

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Issuer Risk. Issuer risk is the risk that Index performance may decline for reasons directly related to the issuer, as opposed to the market generally. Changes in the financial condition or credit rating of an issuer of the securities that make up an Index may cause the Index performance to decline.

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ETF Risks. When you allocate Contract Value to an ILO that is linked to the performance of an ETF, you are not investing in the ETF. Index-based ETFs seek to track the investment results of a specific market index and are not actively managed. Due to a variety of factors, including the fees and expenses associated with an ETF, an ETF’s performance may not fully replicate or may, in certain circumstances, diverge significantly from the performance of the underlying index. This potential divergence between the ETF and the specific market index is known as tracking error. Although we believe that we will be viewed as the owner of the Index Strategy for tax purposes, there is no legal guidance to indicate how the IRS might view access to an ETF-linked ILO coupled with frequent transfers among the Interest Crediting Options.

INDEX RISKS
S&P 500® Index. This Index is comprised of equity securities issued by large-capitalization U.S. companies. In general, large-capitalization companies may be unable to respond quickly to new competitive challenges, and may not be able to attain the high growth rate of successful smaller companies.
MSCI EAFE Index. This Index is designed to follow the performance of large- and mid-capitalization companies across 21 developed markets around the world excluding the U.S. and Canada. Political, social and economic developments abroad and differences between the regulations and reporting standards and practices to which foreign issuers are subject as compared to U.S. issuers may affect the Index Performance. In addition, to the extent the component securities are denominated in foreign currencies, their values may be subject to risks related to changes in currency exchange rates. Risks of investing in foreign securities are generally increased by investing in emerging market countries.
First Trust Growth Strength Net Fee Index. This Index provides exposure to a mix of U.S. common stocks and real estate investment trusts (“REITs”) and has significant exposure to health care and information technology companies. The First Trust Growth Strength Net Fee Index deducts a fee when calculating Index performance. This will reduce the Index Return and will cause the Index to underperform a direct investment in the securities composing the Index.
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REIT Risk. REITs typically own and operate income-producing real estate, such as residential or commercial buildings, or real-estate related assets, including mortgages. As a result, investments in REITs are subject to the risks associated with investing in real estate, which may include, but are not limited to: fluctuations in the value of underlying properties; defaults by borrowers or tenants; market saturation; changes in general and local operating expenses; and other economic, political or regulatory occurrences affecting companies in the real estate sector. REITs are also subject to the risk that the real estate market may experience an economic downturn generally, which may have a material effect on the real estate in which the REITs invest and their underlying portfolio securities. REITs may have also a relatively small market capitalization which may result in their shares experiencing less market liquidity and greater price volatility than larger companies. Increases in interest rates typically lower the present value of a REIT’s future earnings stream, and may make financing property purchases and improvements more costly. Because the market price of REIT stocks may change based upon investors’ collective perceptions of future earnings, the value of the Fund will generally decline when investors anticipate or experience rising interest rates.

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Health Care Companies Risk. Health care companies, such as companies providing medical and healthcare goods and services, companies engaged in manufacturing medical equipment, supplies and pharmaceuticals, as well as operating health care facilities and the provision of managed health care, may be affected by government regulations and government health care programs, increases or decreases in the cost of medical products and services and product liability claims, among other factors. Many health care companies are heavily dependent on patent protection, and the expiration of a company’s patent may adversely affect that company’s profitability. Health care companies are also subject to competitive forces that may result in price discounting, may be thinly capitalized and susceptible to product obsolescence.

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Information Technology Companies Risk. Information technology companies produce and provide hardware, software and information technology systems and services. These companies may be adversely affected by rapidly changing technologies, short product life cycles, fierce competition, aggressive pricing and reduced profit margins, the loss of patent, copyright and trademark protections, cyclical market patterns, evolving industry standards and frequent new product introductions. In addition, information technology companies are particularly vulnerable to federal, state and local government regulation, and competition and consolidation, both domestically and internationally, including competition from foreign competitors with lower production costs. Information technology companies also heavily rely on intellectual property rights and may be adversely affected by the loss or impairment of those rights.

Invesco QQQ ETF (QQQ). This Index references the performance of Invesco QQQ ETF, which is an exchange-traded fund that seeks to track the performance on the Nasdaq-100 Index®. The Nasdaq-100 Index® includes 100 of the largest domestic and international nonfinancial companies listed on the Nasdaq Stock Market based on market capitalization. In general, large-capitalization companies may be unable to respond quickly to new competitive challenges and may not be able to attain the high growth rate of successful smaller companies. The Invesco QQQ ETF’s performance may be impacted by a number of other factors, and there is no guarantee that the ETF’s performance will match the returns of the Nasdaq-100 Index®.
iShares® Russell 2000 ETF (IWM). This Index references the performance of the iShares® Russell 2000 ETF, which is an exchange-traded fund that seeks to track the investment results of the Russell 2000 Index, an index composed of small-capitalization U.S. equities. The Russell 2000 Index measures the performance of the small capitalization sector of the U.S. equity market, as defined by FTSE Russell. Compared to mid- and large-capitalization companies, small-capitalization companies may be less stable and more susceptible to adverse developments. The securities of small-capitalization companies may be more volatile and less liquid than those of mid- and large-capitalization companies. As a result, the Index’s performance may be more volatile than that of an index with greater focus on large- or mid-capitalization stocks.
GUARANTEED LIFETIME WITHDRAWAL BENEFIT RIDER RISK
We currently offer the optional Income Guard rider for purchase, subject to certain conditions. If you purchase the Rider, you must allocate your Contract Value according to the investment allocation restrictions for the entire time that you own the Rider. Owning the Rider limits the Interest Crediting Options available to you, and you will be unable to transfer Contract Value into ineligible Interest Crediting Options. Depending on market conditions, initial and renewal Crediting Strategy rates may differ for Contract Owners who purchase the GLWB Rider. If you purchase the Rider, Crediting Strategy rates declared for your Contract will typically be equal to Crediting Strategy rates for Owners who do not elect the GLWB Rider. However, Crediting Strategy rates may be lower for GLWB Rider Contracts. When deciding whether or not to elect the GLWB Rider, consider the potential effect of the GLWB Rider on Crediting Strategy rates. Once the Rider is purchased, you may not voluntarily terminate the Rider.
All withdrawals under the Rider reduce the Contract Value and death benefit in the same manner as any other withdrawal and will be subject to taxes, as well as tax penalties if taken before the age of 59 1∕2. Withdrawals that exceed the maximum annual withdrawal limits specified in the Rider (“Excess Withdrawals”) and withdrawals that occur prior to the Income Commencement Date (“Early Withdrawals”) may significantly reduce the benefits provided by the Rider by reducing the benefit by an amount greater than the value withdrawn, and/or could terminate the benefit. Excess Withdrawals will result in a proportionate reduction to the Protected Payment Base, which is used to determine the annual withdrawal amount each year under the Rider. Early Withdrawals will reduce your initial Protected Payment Base first determined on the Income Commencement Date, perhaps significantly. A lower initial Protected Payment Base may result in a lower initial Protected Purchase Payment Amount than if you had not taken an Early Withdrawal. Additionally, a lower Contract Value due to Early Withdrawals may result in lower or no Resets to the Protected Payment Base on subsequent Contract Anniversaries after the Income Commencement Date, which may in turn cause lower Protected Payment Amounts in subsequent Contract Years than if you had not taken an Early Withdrawal. Withdrawals under the Rider may also reduce the benefits provided by the optional death benefit rider.
Rider charges will reduce the Contract Value and death benefit by the amount of the charge and will be deducted on each Contract Anniversary. The portion of the Rider charge deducted from the ILOs will reduce the Investment Base by the amount of the charge in the same manner as any other withdrawal. Rider charges assessed on a Term End Date will be assessed after the application of the ILO Credit. Accordingly, the ILO Credit will be reduced by the deduction of Rider charges.
Ongoing withdrawals under the Rider may have an adverse effect on the values and benefits under your Contract. Withdrawals taken from the ILOs under the Rider before the end of a Term will trigger an Interim Value Calculation and Interim Value Adjustment to your Investment Base and death benefit that may be greater than the withdrawal amount. The Interim Value Calculation and Adjustment, if negative, could result insignificant losses. Given the risk of a potentially negative Calculation and Adjustment, you should discuss with your financial professional if purchasing the Rider is appropriate for You. You are strongly advised to schedule withdrawals to coincide with Term End Dates in order to avoid the use of Interim Value for withdrawals. You may contact us at our Service Center to obtain your Interim Value(s) for any ILO in which you are invested, although your Interim Value(s) may change by the time a withdrawal is made.
Taking a withdrawal before age 59 1∕2, or a withdrawal that is greater than the annual withdrawal amount under the Rider, may result in adverse consequences such as tax penalties, a permanent reduction in Rider benefits, the failure to receive lifetime withdrawals under the Rider, or termination of the Rider.
Annuitization
If you choose the GLWB Rider, upon the maximum Annuity Date, we guarantee your annuity payment stream will be at least the greater of your Protected Payment Amount under the GLWB Rider for the remainder of your life, or payments calculated using your Contract Value based on the Life Only Annuity Option (or the Joint and Survivor Life for joint option). If you prefer a different Annuity Option upon the maximum Annuity Date, the GLWB Rider benefit will terminate, and you will receive annuity payments based on your Contract Value pursuant to your chosen Annuity Option. See ANNUITIZATION and INCOME GUARD — ANNUITIZATION for more information. If you choose the GLWB Rider and you annuitize the Contract at any time before the maximum Annuity Date, the GLWB Rider will terminate and your annuity payments will be determined based on your Contract Value as described under “ANNUITIZATION” later in this Prospectus.
In general, if you choose the GLWB Rider, it may not be appropriate for you to annuitize the Contract before the maximum Annuity Date because the GLWB Rider already provides for lifetime income in the form of the Protected Payment Amount while also allowing for the accumulation of Contract Value and a death benefit. If you choose to annuitize the Contract, you will be giving up your Contract Value, death benefit, and GLWB guarantees, and it is possible that the annuity payment amount will be less than the Protected Payment Amount. Nonetheless, it is possible that the income stream provided by an annuity benefit payment option (e.g., payments for a period certain) may be more appropriate for you based on your personal circumstances and financial goals. As such, before annuitizing or selecting a payment option, you should consult with a financial professional and/or contact us at our Service Center to obtain information on what the annuity payment would be prior to annuitizing.
In the future, we may cease offering the GLWB Rider to new purchasers altogether. The GLWB Rider may not be available through your financial professional. You may obtain information about the optional benefits that are available to you by contacting your financial professional.
RETURN OF PURCHASE PAYMENTS DEATH BENEFIT RIDER RISK
Once purchased, the ROP Death Benefit Rider may not be voluntarily terminated by the Contract Owner. Rider charges are ongoing and will be deducted on each Contract Anniversary. Rider charges deducted from the ILOs on a Term End Date and from the Fixed Account will reduce the Contract Value and death benefit by the amount of the charge in the same manner as any other withdrawal. Rider charges deducted from a 6-year ILO on a Contract Anniversary prior to the Term End Date will trigger an Interim Value Calculation and an Interim Value Adjustment to the Investment Base. Rider charges assessed on a Term End Date will be assessed after the application of the ILO Credit. Accordingly, the ILO Credit will be reduced by the deduction of Rider charges. All withdrawals, including guaranteed withdrawal amounts under the GLWB Rider, will reduce the Rider benefit, perhaps significantly, and/or could terminate the benefit if the Contract Value is reduced to zero. For any portion of the Contract Value allocated to an ILO, the Death Benefit Amount will be based on Interim Value(s) if the death benefit is paid before the end of a Term.
As noted above, the ROP Death Benefit Rider charge may be deducted from the ILOs on a date prior to the Term End Date. The ongoing deduction of the Rider charge on such a date may have an adverse effect on values and benefits under the Contract. If you intend to elect the ROP Death Benefit Rider, you should consult with a financial professional to discuss whether the Rider or this Contract is appropriate for you.
In the future, we may stop offering the Rider to new purchasers. The Rider may not be available through your financial professional. You may obtain information about the optional benefits that are available to you by contacting your financial professional.
INSURANCE COMPANY RISKS
Pacific Life is a life insurance company domiciled in Nebraska. Along with our subsidiaries and affiliates, our operations include life insurance, annuity, mutual funds, broker-dealer operations, and investment advisory services. Our executive office is located at 700 Newport Center Drive, Newport Beach, California 92660.
Investment in the Contract is subject to the risks related to us, and any obligations (including under the Fixed Account Option and the ILOs), guarantees, or benefits of the Contract are subject to our claims-paying ability and financial strength. You should look to our financial strength with regard to such guarantees. Your financial professional’s firm is not responsible for any Contract guarantees. If we experience financial distress, we may not be able to meet our obligations to you. More information about us, including our financial strength ratings, is available upon request by calling (800) 722-4448 or visiting our website at www.PacificLife.com.
The assets supporting the ILOs are held in a non-registered, non-insulated separate account established under Nebraska insurance law for the purpose of supporting our obligations under the Contract. These assets are subject to the claims of our creditors. Therefore, the benefits provided under the ILOs are subject to the claims-paying ability of Pacific Life. You may obtain information about our financial condition by reviewing our financial statements included in this Prospectus.
We reserve the right to add or remove an ILO or Index, subject to applicable regulatory approvals; stop offering an ILO for investment at the end of a Term; change the Crediting Strategy rates and Protection Level rates of the ILOs available under the Contract, subject to the stated guaranteed minimum or maximum rates and the terms described in this prospectus; and impose investment or transfer limitations, as described in this prospectus. Additional Purchase Payments after the initial Purchase Payment are not permitted, except for transfers from other financial products requested at the time the investor's Contract application is submitted and transferred within 60 days after the Contract Issue Date (“Subsequent Purchase Payments”). See “TRANSFER AND REALLOCATION LIMITATIONS,” “CREDITING STRATEGY AND PROTECTION LEVEL RISK,”

and “AVAILABILITY OF INDEXES AND INDEX-LINKED OPTIONS” in this section for more information. You bear the risks relating to any material reservation of rights
CYBER SECURITY RISKS
Our business is highly dependent upon the effective operation of our computer systems and those of our business partners. As a result, our business is potentially susceptible to operational and information security risks associated with the technologies, processes and practices designed to protect networks, systems, computers, programs and data from attack, damage or unauthorized access. These risks include, among other things, the theft, loss, misuse, corruption and destruction of data maintained online or digitally, denial of service on websites and other operational disruption, and unauthorized release of confidential customer information. Cyber-attacks affecting us, any third-party administrator, the Indexes or Index issuers, intermediaries, and other affiliated or third-party service providers may adversely affect us and your Contract Value. For instance, cyber-attacks may interfere with Contract transaction processing, including the processing of requests from our website; impact our ability to calculate Index Return or the ILO Credit; cause the release and possible destruction of confidential customer or business information; impede transaction processing; subject us and/or our service providers and intermediaries to regulatory fines and financial losses; and/or cause reputational damage. Cybersecurity risks may also impact the issuers of securities that comprise the Indexes, which may cause the Indexes underlying the ILOs to lose value. The constant change in technologies and increased sophistication and activities of hackers and others, continue to pose new and significant cybersecurity threats. While measures have been developed that are designed to reduce cybersecurity risks, there can be no guarantee or assurance that we, the underlying Funds, or our service providers will not suffer losses affecting your Contract due to cyber-attacks or information security breaches in the future.
We are also exposed to risks related to natural and man-made disasters or other events, including (but not limited to) earthquakes, fires, floods, storms, epidemics and pandemics (such as COVID-19), terrorist acts, civil unrest, malicious acts and/or other events that could adversely affect our ability to conduct business. The risks from such events are common to all insurers. To mitigate such risks, we have business continuity plans in place that include remote workforces, remote system and telecommunication accessibility, and other plans to ensure availability of critical resources and business continuity during an event. Such events can also have an adverse impact on financial markets, U.S. and global economies, service providers, and index performance for the Indexes underlying the ILOs available through your Contract. There can be no assurance that we, the Indexes or Index issuers, or our service providers will avoid such adverse impacts due to such events and some events may be beyond control and cannot be fully mitigated or foreseen.

BENEFITS AVAILABLE UNDER THE CONTRACT

The following tables summarize information about the benefits available under the Contract.
Standard Benefits (No Additional Charge)
Name of Benefit	Purpose	Brief Description of Restrictions/Limitations
Standard Death Benefit	Provides a death benefit equal to (1) the Contract Value; or (2) the greater of (a) the Contract Value or (b) the Total Adjustment Purchase Payments.
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Only available during the accumulation phase.

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If the Contract Owner (or Annuitant) is over age 80 on the Contract Issue Date, the death benefit is equal to the Contact Value.

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Death Benefit Amount will be based on Interim Values if paid from the ILOs before a Term End Date.

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Withdrawals will reduce the death benefit, perhaps significantly.

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State variations may apply.

Preauthorized Withdrawals	Permits automatic withdrawals from the Contract on a monthly, quarterly, semi-annual, or annual basis.
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Only available during the accumulation phase.

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The minimum Contract Value is $5,000.

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Withdrawals will reduce the Contract Value and the death benefit, perhaps significantly.

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Withdrawals from the ILOs during a Term will trigger an Interim Value adjustment.

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Withdrawals will reduce the benefits provided by the Income Guard Rider, perhaps significantly, and may terminate the benefit.

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Withdrawals may be subject to surrender charges, MVA, taxes, and tax penalties.

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You should consult a financial professional if you intend to take preauthorized withdrawals from an ILO before the Term End Date.

Free Withdrawal Amount	Permits withdrawal of a portion of your aggregate Purchase Payments or Contract each year without incurring a surrender charge or MVA.
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Only available during the accumulation phase.

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During the surrender charge period, the annual free withdrawal amount is 10% of the aggregate Purchase Payments.

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During subsequent MVA Terms, the annual free withdrawal amount is 10% of the Contract Value on the Contract Anniversary at the start of the MVA Term.

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Withdrawals will reduce the Contract Value and the death benefit, perhaps significantly.

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Free withdrawal amounts from the ILOs during a Term will trigger an Interim Value Calculation and Adjustment.

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Free withdrawal amounts may be subject to taxes and tax penalties.

Standard Benefits (No Additional Charge)
Name of Benefit	Purpose	Brief Description of Restrictions/Limitations
Nursing Home Waiver	Waives the surrender charge and MVA on withdrawals and surrenders in the event the Contract Owner (or Annuitant) is confined to an accredited nursing home.
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Only available during the accumulation phase.

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Withdrawals and surrenders must be made after 90 calendar days from the Contract Issue Date.

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Period of confinement must be at least 30 days.

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Waiver applies for a maximum of 90 calendar days after the Contract Owner (or Annuitant) leaves the nursing home.

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Nursing home must be “accredited” as defined by the benefit.

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Nursing home confinement period must begin after the Contract Issue Date.

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Withdrawals will reduce the Contract Value and the death benefit, perhaps significantly.

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Withdrawals and surrenders from the ILOs during a Term will trigger an Interim Value Calculation and Adjustment.

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Withdrawals may be subject to taxes and tax penalties.

Terminal Illness Waiver	Waives the surrender charge and MVA on withdrawals and surrenders in the event the Contract Owner (or Annuitant) is diagnosed with a Terminal Illness.
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Only available during the accumulation phase.

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Withdrawals and surrenders must be made after the 1st Contract Anniversary.

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Contract Owner (or Annuitant) must be diagnosed by a terminal illness as defined by the benefit.

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Withdrawals will reduce the Contract Value and the death benefit, perhaps significantly.

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Withdrawals and surrenders from the ILOs during a Term will trigger an Interim Value Calculation and Adjustment.

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Withdrawals may be subject to taxes and tax penalties.

Performance Lock	Permits you to “lock-in” the Interim Value of an ILO before the Term End Date.
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Only available during the accumulation phase.

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May only be exercised after the 60th calendar day from the Term Start Date.

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Exercise of the Performance Lock is irrevocable.

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May be exercised only once for each ILO (or each segment in the ILO) during a Term.

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The locked-in value will be the Interim Value of the ILO.

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The entire a value in an ILO (or segment) will be locked-in.

Standard Benefits (No Additional Charge)
Name of Benefit	Purpose	Brief Description of Restrictions/Limitations

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The locked-in amount will be credited with a fixed rate of interest until the next Contract Anniversary.

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The locked-in amount may not be transferred or reallocated into a new Term until the next Contract Anniversary.

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Locked-in amount will not receive an ILO Credit or the application of the Protection Level at the end of the Term.

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If you exercise the Performance Lock on a 6-year ILO, you will be unable to transfer or reallocate your Contract Value to another 6-year ILO Term until the end of the current MVA Term, and only if you elect to renew the MVA Term.

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Withdrawals will reduce the locked-in value by the amount requested.

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You will be unable to determine the Interim Value to be locked-in prior to exercise of the request.

Optional Benefits (Additional Charges Apply)
Name of Benefit	Purpose	Maximum Fee	Brief Description of Restrictions/Limitations
Income Guard	A guaranteed lifetime withdrawal benefit that guarantees income withdrawals for life if certain conditions are met.	4.00% (annually, as a percentage of the Protected Payment Base)
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Only available for purchase on the Contract Issue Date.

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May not be voluntarily terminated.

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See Rate Sheet Prospectus Supplement for terms applicable to new Contracts.

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Lifetime Withdrawals may not begin until age 59 1∕2.

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Investment allocation restrictions apply.

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Crediting Strategy rates declared will typically be equal to rates for Contract Owners who do not elect the benefit. However, Crediting Strategy rates may be lower for Income Guard Contracts.

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Deferral Credits stop after the earlier of 10 Contract Years or the Income Commencement Date.

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Rider charges will reduce the ILO Credit.

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Rider charges deducted on a Term End Date will reduce the Contract Value and death benefit by the amount of the charge.

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All withdrawals reduce the Contract Value and death benefit, perhaps significantly.

Optional Benefits (Additional Charges Apply)
Name of Benefit	Purpose	Maximum Fee	Brief Description of Restrictions/Limitations

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All withdrawals will be subject to taxes. All withdrawals taken before the age of 59 1∕2 will be subject to tax penalties.

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All withdrawals may reduce the benefits provided by the ROP Death Benefit.

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All withdrawals from the ILOs during a Term will trigger an Interim Value Calculation and Adjustment.

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Early and Excess Withdrawals may be subject to surrender charges and MVAs.

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Early and Excess Withdrawals may reduce the value of the benefit by more than the value withdrawn and/or could terminate the benefit.

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Early and Excess Withdrawals reduce the potential for Resets.

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Resets increase the dollar amount of the Rider charge.

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We may stop offering this benefit at any time to new purchasers. The benefit may not be available through your financial professional.

Return of Purchase Payments Death Benefit Rider	Provides a death benefit equal to the greater of (a) the Contract Value or (b) the Total Adjustment Purchase Payments for Contract Owners (or Annuitants) age 81 – 85 on the Contract Issue Date.	1.50% (annually as a percentage of the Contract Value on the Contract Anniversary)
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Only available during the accumulation phase.

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May not be voluntarily terminated.

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Only available for purchase on the Contract Issue Date.

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Only available if the oldest Contract Owner is age 81 – 85 on the Contract Issue Date.

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Death Benefit Amount will be based on Interim Values if paid from the ILOs before a Term End Date.

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Rider charges will reduce the ILO Credit.

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Rider charges deducted on a Term End Date will reduce the Contract Value and death benefit by the amount of the charge.

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Rider charges deducted from the ILOs on a Contract Anniversary during a 6-year ILO Term will trigger an Interim Value Calculation and Adjustment.

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Withdrawals will reduce the benefit, perhaps significantly, and/or could terminate the benefit.

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We may stop offering this benefit at any time to new purchasers. The benefit may not be available through your financial professional.

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State variations may apply.

FEES, CHARGES, AND ADJUSTMENTS

SURRENDER CHARGE
Withdrawals and surrenders from the Contract during the first 6 Contract Years (the surrender charge period) in excess of the annual free withdrawal amount are generally subject to a surrender charge, in addition to an MVA, taxes, and tax penalties. See the list below, and ACCESS TO YOUR MONEY — WITHDRAWALS AND SURRENDERS — Withdrawals Free of a Surrender Charge and Market Value Adjustment for information regarding withdrawals and surrenders that are not subject to a surrender charge. The surrender charge is taken as a percentage of the amount withdrawn or surrendered in excess of the annual free withdrawal amount, in addition to any MVA and taxes. During the first Contract Year, the surrender charge is 7%, and declines to 0% by the 7th Contract Year. The amount of the surrender charge depends on the Contract Year in which you take the withdrawal and the amount you withdraw. The Contract is in year 1 from the Contract Issue Date until the day preceding the first Contract Anniversary. Beginning on the day preceding your first Contract Anniversary, your Contract will be in year 2, and will increase in Contract Years on the day preceding each subsequent Contract Anniversary.
When you withdraw or surrender an amount subject to the surrender charge, your Contract Year determines the surrender charge percentage according to the following schedule:
Contract Year	Surrender Charge Percentage
Contract Year 1	7%
Contract Year 2	7%
Contract Year 3	6%
Contract Year 4	5%
Contract Year 5	4%
Contract Year 6	3%
Contract Year 7+	0%
You may choose which Interest Crediting Options to withdraw money from. The surrender charge is deducted proportionately from all the Interest Crediting Options from which your withdrawal occurs. A withdrawal amount requested will be processed as a “gross” amount, which means that applicable surrender charges, MVA, taxes, and tax penalties will be deducted from the requested amount.
Example of a Gross Withdrawal:
Contract Year: 3
Surrender charge percentage: 6%
Gross withdrawal amount: $10,000
Free withdrawal amount prior to withdrawal: $4,000
Surrender charge: $360 (($10,000 – $4,000) x 6%)
MVA: $120
Tax withholding: $1,500
Amount Received: $8,020 ($10,000 – $360 – $120 – $1,500)
The surrender charge is designed to reimburse us for sales commissions and other expenses associated with the promotion and solicitation of offers for the Contracts, although our actual expenses may be greater or less than the surrender charge amount. See ADDITIONAL INFORMATION — DISTRIBUTION ARRANGEMENTS for information regarding commissions and other amounts paid to broker-dealers in connection with Contract distribution.
No surrender charge is imposed on the following withdrawals and surrenders. These transactions are also not subject to an MVA. These transactions may still be subject to taxes, tax penalties, and an Interim Value adjustment if taken from the ILOs before the end of a Term:
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cancellations of the Contract during the Free Look period. See RIGHT TO CANCEL (“FREE LOOK”);

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the annual free withdrawal amount. See ACCESS TO YOUR MONEY — WITHDRAWALS AND SURRENDERS — Withdrawals Free of a Surrender Charge and Market Value Adjustment;

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withdrawals and surrenders after the surrender charge period;

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death benefit proceeds, except as provided under the DEATH BENEFIT — Non-Natural Owner section for certain Non-Natural Owners;

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amounts converted to an Annuity Option. See ANNUITIZATION — CHOOSING YOUR ANNUITY OPTION;

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withdrawals by Owners to meet the RMD rules (Owners must be enrolled in Pacific Life’s RMD program) for IRAs and Qualified Contracts as they apply to amounts held under the Contract (except for any new Inherited Qualified Contracts);

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withdrawals and surrenders after the 1st Contract Anniversary under the Terminal Illness Waiver. See SURRENDER CHARGE — Terminal Illness Waiver;

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withdrawals and surrenders after 90 calendar days from the Contract Issue Date under the Nursing Home Waiver. See SURRENDER CHARGE — Nursing Home Waiver;

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Rider charges; and

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Compliant Withdrawals under the GLWB Rider, if elected. See INCOME GUARD — WITHDRAWALS for more information.

Nursing Home Waiver
The nursing home waiver applies to waive the surrender charge on withdrawals and surrenders made after 90 calendar days from the Contract Issue Date while the Owner (or Annuitant in the case of a Non-Natural Owner) has been confined in an accredited nursing home for at least 30 calendar days, or within 90 calendar days after the Owner (or Annuitant in the case of a Non-Natural Owner) leaves the nursing home. The nursing home confinement period for which you seek the waiver must begin after the Contract Issue Date. In order to use this waiver, you must submit with your withdrawal request the following documents:
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an admittance form which shows the type of facility the Owner (or Annuitant in the case of a Non-Natural Owner) entered, and

•
a bill from the nursing home which shows that the Owner (or Annuitant in the case of a Non-Natural Owner) met the 30 calendar day nursing home confinement requirement.

An accredited nursing home is defined as a home or facility that:
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is operating in accordance with the law of jurisdiction in which it is located,

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is primarily engaged in providing, in addition to room and board, skilled nursing care under the supervision of a duly licensed physician, and

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provides continuous 24-hour-a-day nursing service by or under the supervision of a registered nurse and maintains a daily record of the patient.

Withdrawals from the ILOs during the Term under the nursing home waiver are based on Interim Values. Such withdrawals will cause a reduction in your Interim Value and an Interim Value Adjustment in your Investment Base and death benefit. The Interim Value Adjustment to the Investment Base and death benefit may be greater than the dollar amount of the withdrawal and will reduce the Investment Base for the remainder of the Term, and may significantly reduce the value of any positive ILO Credit at the end of the Term. Withdrawals under the nursing home waiver will also not be subject to an MVA, but may still be subject to taxes and tax penalties.
Terminal Illness Waiver
The terminal illness waiver applies to waive the surrender charge on withdrawals and surrenders made after the 1st Contract Anniversary if the Owner (or Annuitant in the case of a Non-Natural Owner) has been diagnosed on or after the Contract Issue Date with a medically determinable condition that results in a life expectancy of 12 months or less, and we are provided with medical evidence In Proper Form. In order to submit this waiver, you must submit with your withdrawal request a Terminal Illness Certification Form signed by a physician. State restrictions may apply. Please See APPENDIX E: STATE VARIATIONS.
Withdrawals from the ILOs during the Term under the terminal illness waiver are based on Interim Values. Such withdrawals will cause a reduction in your Interim Value and an Interim Value Adjustment in your Investment Base and death benefit. The

Interim Value Adjustment to the Investment Base and death benefit may be greater than the dollar amount of the withdrawal and will reduce the Investment Base for the remainder of the Term, and may significantly reduce the value of any positive ILO Credit at the end of the Term. Withdrawals under the terminal illness waiver will also not be subject to an MVA, but may still be subject to taxes and tax penalties.
INCOME GUARD RIDER CHARGE
See INCOME GUARD for more information about the GLWB Rider.
The Rider charge will be assessed in arrears as a percentage of the Protected Payment Base as of the Contract Anniversary date, and will be deducted annually each Contract Anniversary after the Rider Effective Date, which will be the Contract Issue Date. You will find the current annual Rider charge percentage in the Rate Sheet Prospectus Supplement applicable to your Contract. The maximum Rider charge is 4.00%. The dollar amount of the charge is equal to the Rider charge percentage multiplied by the Protected Payment Base on the day the charge is deducted.
The charge amount will be deducted from all Interest Crediting Options on a pro-rata basis relative to the Contract Value in each Interest Crediting Option. The portion of the Rider charge deducted from each of the 1-year ILOs on the Contract Anniversary (which will be a Term End Date) and the Fixed Account Option will reduce the Investment Base and death benefit by the amount of the charge in the same manner as a withdrawal. The deduction of the Rider charge will not be subject to an MVA or surrender charge. Rider charges will be assessed after the application of the ILO Credit. Accordingly, the ILO Credit will be reduced by the deduction of Rider charges.
The Rider charge will apply each year that the Rider is in effect, and upon termination of the Contract or Rider. If the charge is assessed upon Rider or Contract termination before the Contract Anniversary, the charge may be prorated. If the terminating event happens on the Contract Anniversary, then the full-year charge will apply. If the charge is prorated, it will be based on the Protected Payment Base at the time the Rider terminates, and will be deducted from the Contract Value on the earlier of the date the Contract or Rider terminates or the next Contract Anniversary.
RETURN OF PURCHASE PAYMENTS DEATH BENEFIT RIDER CHARGE
See DEATH BENEFIT — OPTIONAL DEATH BENEFIT RIDER for more information about the ROP Death Benefit Rider.
The Rider charge will be assessed in arrears as a percentage of the Contract Value on the date of the charge, and deducted each Contract Anniversary (including during a 6-year ILO Term) after the Contract Issue Date. The maximum annual Rider charge is 1.50%. The current annual Rider charge is 0.30%. The charge amount will be deducted from all Interest Crediting Options on a pro-rata basis relative to the Contract Value in each Interest Crediting Option. The portion of the Rider charge deducted from each of the ILOs on a Term End Date and the Fixed Account will reduce the Investment Base and the death benefit by the amount of the charge in the same manner as a withdrawal. Any portion of the Rider charge deducted from a 6-year ILO on a Contract Anniversary prior to the Term End Date will reduce the ILO Interim Value dollar-for-dollar and result in an Interim Value Adjustment to the Investment Base and death benefit in the same manner as a withdrawal. The deduction of the Rider charge will not be subject to an MVA or surrender charge. Rider charges assessed on a Term End Date will be assessed after the application of the ILO Credit. Accordingly, the ILO Credit will be reduced by the deduction of Rider charges. As noted above, the ROP Death Benefit Rider charge may be deducted from the ILOs on a date prior to the Term End Date. The ongoing deduction of the Rider charge on such dates may have an adverse effect on values and benefits under the Contract. If you intend to elect the ROP Death Benefit Rider, you should consult with a financial professional to discuss whether the Rider or this Contract is appropriate for you.
MARKET VALUE ADJUSTMENT
Withdrawals and surrenders from all of the Interest Crediting Options, including the Fixed Account Option, in excess of the annual free withdrawal amount may be subject to an MVA during the first six Contract Years (the “Initial MVA Term”) and during any subsequent MVA Term that you elect, in addition to surrender charges, taxes and tax penalties. An MVA may apply regardless of when a surrender or withdrawal occurs, including on a Term End Date. An MVA is a positive, negative, or zero dollar adjustment to the withdrawal or surrender amount to reflect the change in market interest rates between the start of the MVA Term and the date of your withdrawal or surrender. The following transactions will be subject to an MVA during an MVA Term: (1) surrenders (except for Free Look surrenders), (2) certain optional withdrawals (including Early and Excess Withdrawals under the Income Guard rider), and (3) pre-authorized withdrawals. See the list below, and ACCESS TO YOUR MONEY —

WITHDRAWALS AND SURRENDERS — Withdrawals Free of a Surrender Charge and Market Value Adjustment for information regarding the withdrawals and surrenders that are not subject to an MVA.
The MVA will increase or decrease the amount you receive from a withdrawal or surrender based on the total amount requested. The positive or negative MVA is subtracted from the gross withdrawal or surrender amount, in addition to surrender charges and taxes. If the MVA is positive, it will decrease the amount you receive from a withdrawal or surrender, and if the MVA is negative, it will increase the amount you receive from a withdrawal or surrender. If the MVA is zero, it will not affect the amount of the withdrawal or surrender. The application of a positive MVA could result in a reduction in the amount you receive from a withdrawal or surrender and in extreme circumstances, such losses could be as high as 100% of the amount withdrawn or surrendered from the ILOs. The maximum loss would only occur under extreme circumstances upon a withdrawal or total surrender of the Contract and interest rates have risen dramatically between the beginning of the MVA Term to the time that you take the surrender. An MVA does not otherwise affect your Contract Value remaining in the Contract after a partial withdrawal or the death benefit amount.
MVA Terms run consecutively in 6-year increments. During the first 6 Contract Years, your Contract is automatically subject to the Initial MVA Term, regardless of the Interest Crediting Options you choose. After the Initial MVA Term, you will have the option to renew the MVA Term. If you decline to renew an MVA Term, you will not be permitted to elect future MVA Terms. We will send you a notice 30 days prior to the end of the Initial MVA Term, regardless of your current ILO selections, permitting you to renew the MVA Term. At the end of an MVA Term, if you do not renew the MVA Term, an MVA will no longer be applied to amounts withdrawn or surrendered from the Contract.
You may only invest in a 6-year ILO Term at the beginning of an MVA Term. This means that within the first 6 Contract Years, you may only invest all or a portion of your Contract Value into a 6-year ILO Term at the beginning of the Initial MVA Term, which will be on the Contract Issue Date. If you do not invest at least a portion of your Contract Value into a 6-year ILO on the Contract Issue Date, you will be unable to invest in another 6-year ILO Term until the beginning of the next MVA Term, which will be the 6th Contract Anniversary. At the end of the Initial MVA Term, you must renew the MVA Term to continue to be able to invest in 6-year ILOs. If you did not invest any portion of your Contract Value into a 6-year ILO on the Contract Issue Date for the Initial MVA Term, you will still be able to elect to renew the MVA Term and allocate all or a portion of your Contract Value into a 6-year ILO at the start of the renewed MVA Term, which will fall on a Contract Anniversary. If you decline to renew any MVA Term after the Initial MVA Term, you will be unable to invest in 6-year ILOs and only 1-year ILOs and the Fixed Account Option will be available to you for investment for the remainder of the time that you own the Contract. This means that you may only invest in 6-year ILOs every 6 Contract Years on the Contract Anniversary, and only if you elect to renew the MVA Term every 6 Contract Years. In order to preserve the ability to invest in 6-year ILOs in the future, you must renew the MVA Term every 6 Contract Years, even if you do not invest any portion of your Contract Value into a 6-year ILO during a particular MVA Term. The MVA may not apply in all states. See APPENDIX E: STATE VARIATIONS.
Additionally, the renewal Crediting Strategy rates declared for a Subsequent Term will vary if the MVA Term is renewed. In general, these renewal Crediting Rates will be higher if the MVA Term is renewed, and lower if the MVA Term is not renewed. When deciding whether or not to renew the MVA Term, consider the potential negative adjustment to withdrawal and surrender amounts when the MVA is applied, the effect of the MVA Term on renewal Crediting Strategy rates, and the ability to invest in available 6-year ILO Terms for the remainder of the time that you own the Contract.
No MVA is imposed on the following withdrawals and surrenders. These transactions are also not subject to surrender charges. These transactions may still be subject to taxes, tax penalties, and an Interim Value Calculation and Adjustment if taken from the ILOs before the end of a Term:
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cancellations of the Contract during the Free Look period. See RIGHT TO CANCEL (“FREE LOOK”);

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the annual free withdrawal amount. See ACCESS TO YOUR MONEY — WITHDRAWALS AND SURRENDERS — Withdrawals Free of a Surrender Charge and Market Value Adjustment;

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withdrawals and surrenders after an MVA Term if the MVA Term is not renewed;

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death benefit proceeds;

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amounts converted to an Annuity Option. See ANNUITIZATION — CHOOSING YOUR ANNUITY OPTION;

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withdrawals by Owners to meet the RMD rules (Owners must be enrolled in Pacific Life’s RMD program) for IRAs and Qualified Contracts as they apply to amounts held under the Contract (including any new Inherited Qualified Contracts);

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withdrawals and surrenders after the 1st Contract Anniversary under the Terminal Illness Waiver. See SURRENDER CHARGE — Terminal Illness Waiver;

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withdrawals and surrenders after 90 calendar days from the Contract Issue Date under the Nursing Home Waiver. See SURRENDER CHARGE — Nursing Home Waiver;

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Rider charges; and

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Compliant Withdrawals under the GLWB Rider, if elected. Please see INCOME GUARD — WITHDRAWALS for more information.

Market Value Adjustment Determination
The MVA is based on the change in market interest rates between the Contract Issue Date and the date of your withdrawal or surrender. We apply an MVA to protect the Company from risks related to the value of the fixed investment instruments supporting the Contract guarantees if amounts are withdrawn prematurely. The MVA shifts this risk from the Company to Contract Owners.
We use the average price of the JP Morgan 5-Year U.S. Liquid Index, and the 7-Year U.S. Liquid Index rates to measure the change in market interest rates. The Indexes are comprised of publicly-traded USD-denominated investment grade and corporate bonds issued by U.S. and international corporations that are rated BBB- or better, and have an approximate 5 or 7-year maturity, respectively. Current-day prices of the JP Morgan 5-Year and 7-Year U.S. Liquid Indexes will be publicly available on our website at www.annuities.pacificlife.com/jp morgan-indices.html, although prices may change by the time your transaction is executed.
To determine the dollar value of the MVA applied to your withdrawal or surrender amount, we use a specific formula that takes into account the average price of the JP Morgan 5-Year U.S. Liquid Index, and the 7-Year U.S. Liquid Index rates, the time remaining in the current MVA Term, the sum of the total withdrawal from the Fixed Account Option and each ILO Investment Base, and any remaining annual free withdrawal amount. The result yields the dollar amount of the MVA subtracted from the gross withdrawal or surrender amount, which can be positive, negative, or equal to zero. Please see the examples in the Statement of Additional Information (“SAI”) for detailed demonstrations of how we calculate the MVA in various scenarios.
Generally, if the average of the JP Morgan 5-Year U.S. Liquid Index and JP Morgan 7-Year U.S. Liquid Index price has increased as of the withdrawal or surrender date over the level at the start of the MVA Term, the MVA will be positive and will decrease the amount you receive from a withdrawal or surrender. Conversely, if the average of the JP Morgan 5-Year U.S. Liquid Index and JP Morgan 7-Year U.S. Liquid Index price has decreased as of the withdrawal or surrender date from their levels at the start of the MVA Term, the MVA will be negative and will increase the amount you receive from a withdrawal or surrender.
Discontinuation of or Substantial Change in the JP Morgan 5-Year U.S. Liquid Index or JP Morgan 7-Year U.S. Liquid Index. If the JP Morgan 5-Year U.S. Liquid Index or JP Morgan 7-Year U.S. Liquid Index prices are no longer available to us, or if the manner in which the prices are determined is substantially changed, we will substitute an equivalent Index(es), subject to prior approval by the insurance regulatory authority of the state in which this Contract is delivered. We will send you a notice describing the substitution prior to the date it becomes effective.
INTERIM VALUE CALCULATION AND ADJUSTMENT
On any Business Day during the Term after the Term Start Date and before Term End Date, your ILO Value is equal to the Interim Value. Each ILO will have a separate Interim Value. In the initial Term, Subsequent Purchase Payments invested in the same ILO will each constitute a different segment in the initial ILO Term, and each ILO segment will have its own associated Interim Value and Investment Base during the initial Term. The Interim Value is the amount in the ILO that is available for surrenders, withdrawals, annuitization, and death benefit payments that occur between the Term Start Date and the Term End Date, including surrenders (including Free Look surrenders), RMDs, free withdrawal amounts, pre-authorized withdrawals, rider charges, and guaranteed withdrawal amounts under the GLWB Rider. The Interim Value is also the amount available for exercise of the Performance Lock feature. All of these transactions, if taken during the Term, will be based on Interim Value(s) and will trigger an Interim Value determination (“Interim Value Calculation”) of your ILO Value.
The Interim Value is calculated based on the value of a hypothetical portfolio of derivative financial instruments designed to replicate the value of the ILO if it were held until the end of the Term. We calculate the Interim Value of your investment in each ILO at the end of each Business Day between the Term Start Date and the Term End Date. The Interim Value fluctuates each

Business Day, and the change, or adjustment, may be positive, negative, or zero compared to the last Business Day, even if the Index has increased in value. Changes to your Interim Value are not directly tied to the performance of the relevant Index, although Index performance impacts your Interim Value. The Interim Value on a given Business Day determines the amount available from that ILO for withdrawals, surrenders, death benefits payments, and annuitization that may occur on that date. If you have multiple ongoing ILOs, the transaction will be based on the Interim Value for some or all of your ILOs. You should understand that the Interim Value for an ILO on a Business Day will not impact your principal investment in the ILO (the Investment Base) unless a withdrawal, surrender, death benefit payment, or annuitization occurs during the Term on that Business Day. This means that the Interim Value calculated could be less than your investment in the ILO even if the Index is performing positively, and may be less than the amount you would receive had you held the investment until the end of the Term.
If you take a withdrawal that is based on Interim Value, the withdrawal will reduce the Interim Value of your investment in the ILOs by the amount requested. Any applicable surrender charge, MVA, taxes, and tax penalties will subsequently be deducted from the amount you receive from a withdrawal or surrender. Additionally, the withdrawal will reduce your ILO Investment Base in the same proportion that the Interim Value is reduced (rather than on a dollar-for-dollar basis) and will also proportionately reduce the death benefit (the “Interim Value Adjustment”). The Interim Value Adjustment to the Investment Base and death benefit may be greater than the dollar amount of the withdrawal, and will reduce the Investment Base for the remainder of the Term. Amounts withdrawn or surrendered will not receive an ILO Credit.
A negative Interim Value Calculation and Adjustment will decrease the amount available under your Contract in the ILOs for transactions involving withdrawal, surrender, annuitization, and the death benefit. If you use the Performance Lock feature to lock-in an Interim Value that is lower than your Investment Base on the Term Start Date, you will lock-in a loss. See PERFORMANCE LOCK for more information. An Interim Value Calculation and Adjustment will impact your Contract Value (including your Cash Surrender Value, death benefit amount, and amount converted to an Annuity Option), but the Adjustment will not be deducted from the amount you receive if you take a partial withdrawal. You may contact us at our Service Center to obtain your Interim Value(s) for any ILO in which you are invested prior to initiating a transaction, although your Interim Value(s) may change by the time the transaction is executed.
The Interim Values generally reflect less gain and more downside than would otherwise apply at the end of the Term. Additionally, neither the Protection Level nor Crediting Strategy will be applied. As such, when a transaction is processed based on the Interim Value of the ILOs, the Interim Value could reflect less gain or more loss (perhaps significantly less gain or more loss) than would be applied at the end of the Term. This means that there could be significantly less money available under your Contract for withdrawals, surrender, annuitization, and payment of the death benefit during the Term. The Interim Value Calculation and Adjustment may result in a loss even if the Index is performing positively at the time of the transaction, and may be less than the amount you would receive if you held the investment until the end of the Term. The Interim Value Calculation and Adjustment could result in the loss of principal and previously-credited earnings in the Contract, and in extreme circumstances, such losses could be as high as 100%. The maximum loss would occur under extreme circumstances upon a withdrawal or a total surrender of your ILO Value. To avoid an Interim Value Calculation and Adjustment to your ILO Value, you should schedule withdrawals and other transactions to fall on Term End Dates.
Effect of Transactions Based on Interim Value
A reduction in your Interim Value will cause your ILO Value for the remainder of the Term to be lower than if you did not take the withdrawal. Withdrawals based on Interim Value may significantly reduce the value of any gains credited at the end of the Term because the dollar amount of the ILO Credit is calculated as a percentage of the Investment Base, which will be reduced proportionately by the withdrawal. The Interim Value Calculation and Adjustment could also result in a loss, and this loss may be greater than the loss that would be incurred on the Term End Date after the application of the Protection Level. The Interim Value Calculation and Adjustment could also result in lower gain than would be credited on the Term End Date after the application of the Crediting Strategy.
Additionally, if you purchase the Income Guard rider, all withdrawals (including guaranteed withdrawal amounts) taken from the ILOs before the end of a Term will be based on Interim Value(s). The Interim Value Calculation and Adjustment, if negative, could result in significant losses. All withdrawals based on Interim Values will also affect the availability of the ROP Death Benefit Rider, perhaps significantly, and/or could terminate the benefit if the Contract is reduced to zero.
While you may exercise the Performance Lock feature after taking a withdrawal during the Term, your Interim Value for the remainder of the Term will generally be lower than if you did not take the withdrawal. The Interim Value that you are able to lock-in with the Performance Lock feature will likely be lower than the Interim Value that would have been possible had you not taken the withdrawal. See PERFORMANCE LOCK for more information.

Ongoing withdrawals and deductions from the ILOs prior to the Term End Date (such as guaranteed withdrawal amounts under the GLWB Rider, rider charges, systematic withdrawals, and/or required minimum distributions) may have an adverse effect on the values and benefits under your Contract. If you intend to take ongoing withdrawals under this Contract or elect features with ongoing deductions, you should consult with a financial professional about whether this Contract is appropriate for you.
Interim Value Calculation
We calculate the Interim Value using a formula that looks to changes in the values of hypothetical derivative financial instruments, less the prorated fair value of the hypothetical derivatives supporting the ILO if it were held until the end of the Term. The hypothetical derivatives used are designed to approximate the market value of the Index. The formula takes into account the ILO Investment Base, the market value of the hypothetical derivatives underlying the ILO, the percentage of the Term remaining at the time of the transaction, and the ILO Budget rate, which is an interest rate equivalent to the fair value of the hypothetical derivatives supporting the ILO on the Term Start Date. The values of these instruments can be affected by factors such as Index performance since the Term Start Date, implied volatility, dividend rates, interest rates, and the time remaining in the ILO Term. This formula is intended to produce an estimated fair value for your investment in the ILO on that Business Day.
The Interim Value Calculation and Adjustment protects the Company from risks related to the value of the derivative instruments purchased to support the Contract guarantees if amounts are withdrawn or surrendered prior to the end of an ILO Term. The Interim Value Calculation and Adjustment shifts this risk from the Company to Contract Owners. Please see the SAI for detailed explanations and examples of how we calculate the Interim Value in various scenarios.
TAXES
Depending on your state of residence (among other factors), a tax may be imposed on your Purchase Payments (“premium tax”) at the time your Purchase Payment is made, at the time of a surrender or withdrawal, at the time any death benefit proceeds are paid, at annuitization or at such other time as required by your state. State tax rates ranging from 0% to 3.5% are currently in effect, but may change in the future. If a premium tax is charged at the time of annuitization, the rate is determined by your state of residence at the time of annuitization. Premium taxes are subject to state requirements. Some local jurisdictions also impose a tax. If we pay any premium taxes attributable to Purchase Payments, we will impose a similar charge against your Contract Value. We normally will charge you when you annuitize some or all of your Contract Value. We reserve the right to impose this charge for applicable premium taxes and/or other taxes when you make a surrender or withdrawal, at the time any death benefit proceeds are paid, or when those taxes are incurred. For these purposes, “premium taxes” include any state or local premium or retaliatory taxes and any federal, state or local income, excise, business or any other type of tax (or component thereof) measured by or based upon, directly or indirectly, the amount of Purchase Payments we have received. We currently base this charge on your Contract Value, but we reserve the right to base this charge on the transaction amount, the aggregate amount of Purchase Payments we receive under your Contract, or any other amount, that in our sole discretion we deem appropriately reimburses us for premium taxes paid on this Contract.

BUYING THE CONTRACT

PURCHASING THE CONTRACT
To purchase a Contract, you must work with your financial professional to complete an application and submit it along with your initial Purchase Payment to Pacific Life Insurance Company at P.O. Box 2290, Omaha, Nebraska 68103-2290. Your initial Purchase Payment and any subsequent Purchase Payments, in aggregate, must be greater than or equal to $25,000. In those instances when we receive electronic transmission of the information on the application from your financial professional’s distribution firm and our administrative procedures with your distribution firm so provide, we consider the application to be received on the Business Day we receive the transmission. If your application and Purchase Payment are complete when received, or once they have become complete, we will issue your Contract within 2 Business Days. The date that we issue your Contract is your Contract Issue Date. If some information is missing from your application, we may delay issuing your Contract while we obtain the missing information. However, we will not hold your initial Purchase Payment for more than 5 Business Days without your permission. In any case, we will not hold your initial Purchase Payment after 20 Business Days.
You may also purchase a Contract by exchanging your existing annuity. All contract exchange and transfer requests must be submitted with the Contract application, and no subsequent exchange or transfer requests may be initiated. Some financial professionals may have a financial incentive to offer you this Contract in place of the one you already own. You should only exchange your existing contract for this Contract if you determine, after comparing the features, fees, and risks of both contracts, that it is preferable for you to purchase this Contract rather than continue your existing contract. Call your financial professional or call us at (800) 722-4448 if you are interested in this option. Financial professionals may call us at (833) 953-1863.
We reserve the right to reject any application or Purchase Payment for any reason, subject to any applicable nondiscrimination laws and to our own standards and guidelines. On your application, you must provide us with a valid U.S. tax identification number for federal, state, and local tax reporting purposes.
The maximum age of a Contract Owner/Annuitant, including Joint Owners, Joint Annuitants, and Contingent Annuitants, for which a Contract will be issued is 85. The Contract Owner’s age is calculated as of his or her last birthday. If any Contract Owner (or any Annuitant in the case of a Non-Natural Owner) named in the application for a Contract dies and we are notified of the death before we issue the Contract, then we will return the amount we received. If we issue the Contract and are subsequently notified after Contract issuance that the death occurred prior to issue, then the application for the Contract and/or any Contract issued will be deemed cancelled and a refund will be issued. The refund amount will be the Contract Value based on the Fixed Account Option Value and the ILO Value (which may include Interim Value(s)) next determined after we receive proof of death, In Proper Form, of the Contract Owner (or Annuitant in the case of a Non-Natural Owner), plus a refund of any amount used to pay premium taxes and/or any other taxes. Any refunded assets may be subject to probate.
We offer a variety of annuity contracts. Not every contract we issue is available through every selling broker-dealer. Upon request, your financial professional can provide information regarding our other annuity contracts that his or her broker-dealer makes available. You can also contact us to find out more about the availability of any of our annuity contracts.
Making Your Initial Purchase Payment
Your initial Purchase Payment and any subsequent Purchase Payments, in aggregate, must be greater than or equal to $25,000 for both Non-Qualified and Qualified Contracts. You must obtain our consent before making an initial (or additional) Purchase Payment that will bring your aggregate Purchase Payments over $1,000,000. For purposes of this limit, the aggregate Purchase Payments are based on all contracts for which you are either owner and/or annuitant.
When Your Purchase Payment is Effective
Your initial Purchase Payment is effective on your Contract Issue Date, which will be no later than 2 Business Days after we receive your initial Purchase Payment and Contract application In Proper Form. Any Subsequent Purchase Payment is effective on the Business Day we receive it In Proper Form. See ADDITIONAL INFORMATION — INQUIRIES AND SUBMITING FORMS AND REQUESTS. On the Contract Issue Date, we will allocate your initial Purchase Payment, minus any applicable taxes, to the Interest Crediting Options you selected according to the initial allocation instructions submitted with your application In Proper Form. Allocation instructions must be in whole percentages only. If we do not receive instructions allocating your initial Purchase Payment, your application is not In Proper Form and we will not issue your Contract.

METHODS OF PAYMENT
All Purchase Payments may be sent by personal or bank check or by wire transfer. Purchase Payments must be made in a form acceptable to us before we can process it. Acceptable forms of Purchase Payments are:
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personal checks or cashier’s checks drawn on a U.S. bank,

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money orders and traveler’s checks in single denominations of more than $10,000 if they originate in a U.S. bank,

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third party payments when there is a clear connection of the third party to the underlying transaction, and

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wire transfers that originate in U.S. banks.

We will not accept Purchase Payments in the following forms:
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cash,

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credit cards or checks drawn against a credit card account,

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money orders or traveler’s checks in single denominations of $10,000 or less,

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starter checks,

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home equity checks,

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eChecks,

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cashier’s checks, money orders, traveler’s checks or personal checks drawn on non-U.S. banks, even if the payment may be

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effected through a U.S. bank,

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third party payments if there is not a clear connection of the third party to the underlying transaction, and

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wire transfers that originate from foreign bank accounts.

All unacceptable forms of Purchase Payments will be returned to the payor along with a letter of explanation. We reserve the right to reject or accept any form of payment. Any unacceptable Purchase Payment inadvertently invested may be returned and the amount returned may be more or less than the amount submitted. If a Purchase Payment is made by check other than a cashier’s check, we may hold the check and the payment of any withdrawal proceeds and any refund during the “Right to Cancel” period may be delayed until we receive confirmation in our Service Center that your check has cleared. In general, a delay of the payment of withdrawal proceeds or any refund during the check hold period will not exceed 10 Business Days after we receive your withdrawal or “Right to Cancel” request In Proper Form. We will calculate the value of your proceeds as of the end of the Business Day we received your withdrawal or “Right to Cancel” request In Proper Form. See BUYING THE CONTRACT — RIGHT TO CANCEL (“FREE LOOK”).
SUBSEQUENT PURCHASE PAYMENTS
Subsequent Purchase Payments are permitted only for 60 calendar days after your Contract Issue Date and are only permitted as a result of transfers or exchanges from other financial products requested at the time your Contract application is submitted. No other Purchase Payments are permitted. You must obtain our consent before making any Purchase Payment that will bring your aggregate Purchase Payments over $1,000,000. For purposes of this limit, the aggregate Purchase Payments are based on all contracts for which you are either owner and/or annuitant.
Each Subsequent Purchase Payment must be at least $1,000. Subsequent Purchase Payments will be allocated according to the same allocation instructions as the initial Purchase Payment, and will receive the same interest rates and ILO crediting rates that were applied to the initial Purchase Payment on the Contract Issue Date.
Initial Term. For the initial Term, each Subsequent Purchase Payment will receive the Index Price as of the date the payment is received. Each Subsequent Purchase Payment allocated into the same ILO will constitute a different “segment” in the initial ILO Term, and the investment performance of each ILO segment will be tracked separately. Each ILO segment in the same ILO Term have its own associated Interim Value and Investment Base during the initial Term.
The ending Index Price for all ILO segments will be the Index Price determined on the Contract Anniversary that falls on the initial Term End Date. Each ILO segment will also receive a separate ILO Credit applied to each respective Investment Base at the end of the initial Term. The ILO Credit is applied before the deduction of charges for any optional riders. This means that any positive ILO Credit will be reduced by those charges, and any negative ILO Credit will be increased by those charges.
Example: Subsequent Purchase Payments (Assuming No Withdrawals)
Initial payment (received 12/1/2024) = $100,000
Index Linked Option = 100% allocated to the S&P 500® Cap Rate with 10% Buffer
Starting Index Price (as of 12/1/2024) = 4,400
Investment Base = $100,000
Subsequent Payment (received 12/20/2024) = $25,000
Index Linked Option = 100% allocated to the S&P 500® Cap Rate with 10% Buffer
Starting Index Price (as of 12/20/2024) = 4,315
Investment Base = $25,000
For Subsequent Terms, all Contract Value allocated to same ILO will be combined into one segment and will receive the same starting Index Price determined on the Contract Anniversary that falls on the Term Start Date.
See INVESTING IN THE CONTRACT — INDEX-LINKED OPTION CREDIT FORMULA below for more information on how the Index Price is used to determine the Index Return and the ILO Credit.
RATE LOCK
Typically, we declare Guaranteed Rates for the Fixed Account and Crediting Strategy rates twice a month. Pacific Life reserves the right to declare rates more frequently. We will make the current interest rates and Crediting Strategy rates available online at www.pacificliferates.com at least 10 days prior to any Term Start Date. Information about current interest rates and Crediting Strategy rates for the ILOs is incorporated into this Prospectus by reference from www.pacificliferates.com. The initial Crediting Strategy rates (Cap Rates (including Cap Rate with Dual Direction Buffer), Performance Triggered Rates, Performance Mix with Participation Rates, and Tiered Participation Rates) applicable to your Contract are applied on the Contract Issue Date and are guaranteed for the length of the initial Term, and the initial Guaranteed Rate for the Fixed Account Option is guaranteed for one Contract Year. The initial Guaranteed Rate and Crediting Strategy rates will also apply to all Subsequent Purchase Payments.
Rate Lock Guidelines
The initial interest rates and ILO Crediting Strategy rates applicable on the Contract Issue Date are determined as follows:
For paper applications, if the application with cash or transfer/exchange request is received In Proper Form at Pacific Life by the 14th calendar day after the date the application is signed (the “application-signed date”), the Contract will receive the higher of the interest rates and Crediting Strategy rates in effect on (1) the application-signed date, or (2) the Contract Issue Date.
For electronic applications, the same rules apply, except that the application-signed date will be the date the application is submitted by your financial professional to their respective office. If this date is not provided to us, we will use the date that Pacific Life receives the application.
If the application with cash or transfer/exchange request is not received by the 14th calendar day after the application-signed date, then the Contract will receive the interest rates and Crediting Strategy rates in effect on the Contract Issue Date.
For transfer/exchange requests, the initial Purchase Payment must be received within 60 days of the application receipt date for the rate lock to apply. If these conditions are not met, the Contract will receive the interest rates and Crediting Strategy rates in effect on the date the Contract is issued.
RIGHT TO CANCEL (“FREE LOOK”)
You may return your Contract for cancellation and a refund during your Free Look period. Your Free Look period is generally 10 calendar days beginning on the calendar day you receive your Contract, but may vary according to state law. See APPENDIX E:

STATE VARIATIONS. If you return your Contract during the Free Look period, we reserve the right to prohibit you from purchasing another Pacific Life registered index-linked annuity (“RILA”) contract for 6 months. We also reserve the right to rescind the Contract if you purchased it within 6 months of exercising the Free Look provision under another Pacific Life RILA.
If you return your Contract and provide cancellation instructions, and it is post-marked during the Free Look period, it will be cancelled as of the Business Day we receive your Contract and cancellation instructions In Proper Form. The amount of your refund will generally be the Contract Value determined as of the date of cancellation, plus a refund of any fees or charges deducted. If you invested in the ILOs when you purchase the Contract, your refund amount will be the Interim Value. This means that you will be subject to the risk of loss during the Free Look period. You may contact us at our Service Center to obtain your Interim Value(s) for any ILO in which you are invested, although your Interim Value(s) may change by the time your Free Look cancellation is effective. See PRINCIPAL RISKS OF INVESTING IN THE CONTRACT — LIQUIDITY RISK and ACCESS TO YOUR MONEY. The amount of the refund may vary according to state law, plan type, and when the Free Look is requested. Please reach out to your financial professional for more details. Your refund amount may be subject to income tax consequences, which includes tax penalties, but will not be subject to surrender charges or an MVA. You should consult with a qualified tax advisor before cancelling your Contract for a refund.
In some states we are required to refund your Purchase Payments. If your Contract was issued in such a state and you cancel your Contract during the Free Look period, we will return the greater of your Purchase Payments (less any withdrawals made) or the Contract Value. In addition, if your Contract was issued as an IRA and you return your Contract within 7 calendar days after you receive it, we will return the greater of your Purchase Payments (less any withdrawals made) or the Contract Value, plus any amount that may have been deducted as Contract fees and charges.
State Variations may apply to your Contract. See APPENDIX E: STATE VARIATIONS.
If a Purchase Payment is made by check other than a cashier’s check, we may hold the check and the payment of any refund during the Free Look period may be delayed until we receive confirmation in our Service Center that your check has cleared. If you return your Contract and provide cancellation instructions and it is post-marked during the Free Look period, your Contract will be cancelled as of the Business Day we receive your Contract and cancellation instructions In Proper Form.
For replacement business, the Free Look period may be extended and the amount returned (Purchase Payment versus Contract Value) may be different than for non-replacement business. Please consult with your financial professional if you have any questions regarding your state’s Free Look period and the amount of any refund. See ADDITIONAL INFORMATION — REPLACEMENT OF LIFE INSURANCE OR ANNUITIES.

INVESTING IN THE CONTRACT

ALLOCATING YOUR PURCHASE PAYMENTS
You may allocate your Purchase Payments and Contract Value among any of the available Interest Crediting Options, which include the ILOs and the Fixed Account Option. Allocations of your initial Purchase Payment to the Interest Crediting Options you select will be effective on your Contract Issue Date. Each Subsequent Purchase Payment will be allocated to the Interest Crediting Options according to the same allocation instructions as the initial Purchase Payment, and will receive the same ILO crediting rates. Transfers of Contract Value into a new Interest Crediting Option, or reallocations of Contract Value into the same ILO for a new Term are only permitted on the Term End Dates, which occur on a Contract Anniversary, by providing new allocation instructions to us. See TRANSFERS AND REALLOCATIONS for more information.
THE FIXED ACCOUNT OPTION
The Fixed Account Option credits a fixed rate of interest daily that compounds over one year to the annual fixed rate (the “Guaranteed Rate”). Interest is credited daily to your investment in the Fixed Account as a percentage of the Fixed Account Option Value, which is the amount allocated to the Fixed Account Option, plus interest credited previously, less transfers and deductions for any withdrawals (which will include applicable surrender charges, MVA, taxes, and tax penalties). Information regarding the features of the Fixed Account Option, including (i) its name, (ii) its term length, and (iii) its minimum guaranteed interest rate, is available in an appendix to the Prospectus. See APPENDIX A — INTEREST CREDITING OPTIONS AVAILABLE UNDER THE CONTRACT. Interests in the Fixed Account Option are not registered under the Securities Act of 1933 (the “Securities Act”) and the Fixed Account Option is not registered as an “investment company” under the Investment Company Act of 1940. Disclosures in this prospectus regarding the Fixed Account Option are subject to certain generally applicable provisions of the federal securities laws regarding the accuracy and completeness of disclosures.
The initial Guaranteed Rate for Purchase Payments allocated to the Fixed Account Option is set according to the Rate Lock guidelines above and is guaranteed for one Contract Year. See BUYING THE CONTRACT — RATE LOCK for more details. A new Guaranteed Rate will be declared each Contract Anniversary, and will be guaranteed for one Contract Year. The Fixed Account Option Guaranteed Rate will never be less than the Minimum Guaranteed Rate for the Fixed Account Option of 0.50%. The Minimum Guaranteed Rate for the Fixed Account Option is assigned at Contract issue and will not change for the life of your Contract. We will determine any interest we credit to amounts allocated to the Fixed Account in excess of the Minimum Guaranteed Interest Rate at our sole discretion. We have no specific formula for determining the interest rate. Some factors we may consider are regulatory and tax requirements, general economic trends and competitive factors.
Renewal Guaranteed Rates for the Fixed Account declared on Contract Anniversaries may be different from the Guaranteed Rates applied to new Purchase Payments offered at the same time, subject to the Minimum Guaranteed Rate for the Fixed Account. You bear the risk that the Guaranteed Rates we declare each Contract Anniversary for the Fixed Account Option will not exceed the Minimum Guaranteed Rate or the initial declared rate.
The Fixed Account Option Value may be transferred to the available ILOs every Contract Anniversary. ILO Value may transferred into the Fixed Account Option on Term End Dates, which will fall on Contract Anniversaries. We will send you a notice 30 days prior to a Contract Anniversary explaining the ILOs available to you for transfer or reallocation on the upcoming Contract Anniversary, reminding you to review any transfer instructions you may have previously submitted to us, and directing you to our website where you can view renewal Guaranteed Rates and ILO crediting rates declared for the next Term. If you do not provide new allocation instructions to transfer any of your Fixed Account Option Value to one or more of the available ILOs, on the Contract Anniversary, such amount will automatically be reinvested into the Fixed Account Option for another year, subject to the renewal Guaranteed Rate, unless you withdraw the amount from the Contract. Amounts automatically reinvested into the Fixed Account may not be transferred until the next Contract Anniversary. See TRANSFERS AND REALLOCATIONS and ACCESS TO YOUR MONEY for more information. The Fixed Account will always be available for investment under your Contract.
Withdrawals, Surrenders, and Payments from the Fixed Account
Withdrawals from the Fixed Account Option will reduce the Fixed Account Option Value and the death benefit by the amount requested on a dollar-for-dollar basis. Withdrawals and surrenders from the Fixed Account may be subject to surrender charges, an MVA, taxes, and tax penalties. Any applicable surrender charge, MVA, taxes, and tax penalties will be deducted from the amount you receive from a withdrawal or surrender. The following transactions will be subject to an MVA during an MVA Term:

(1) surrenders (except for Free Look surrenders), (2) certain optional withdrawals (including Early and Excess Withdrawals under the Income Guard rider), and (3) pre-authorized withdrawals. The application of an MVA could reduce the amount you receive from a withdrawal or surrender from the Fixed Account. You could lose a significant amount of money due to the MVA if amounts are removed from the Fixed Account before the end of an MVA Term. Certain transactions are not subject to surrender charges or MVAs. See FEES, CHARGES, AND ADJUSTMENTS — MARKET VALUE ADJUSTMENT for more information. See also ACCESS TO YOUR MONEY for more information on how withdrawals affect the Contract Value and benefits.
Surrenders, death benefit payments, and annuitization from the Fixed Account Option are subject to minimum amounts required by state law. This amount is known as the Fixed Account Minimum Value. The Fixed Account Minimum Value is equal to all amounts allocated to the Fixed Account Option multiplied by 87.5% (90% in some states), adjusted for any partial withdrawals or transfers from the Fixed Account Option, then accumulated at the non-forfeiture rate, which ranges from 1.00% to 3.00% depending on the applicable state law. See APPENDIX E: STATE VARIATIONS for more information. The Fixed Account Minimum Value applies only upon annuitization from the Fixed Account Option, payment of a death benefit upon death of the Owner, or a surrender from the Fixed Account Option. We guarantee that if one of these events occurs, then the proceeds from the Fixed Account Option (the amount applied to annuity payments or paid for a surrender or death benefit) will be at least equal to the minimums required by state law. If necessary to meet this minimum, charges will be waived.
THE INDEX-LINKED OPTIONS
You can allocate your Purchase Payments and Contract Value to one or more of the ILOs offered under the Contract, in addition to the Fixed Account Option. Each ILO consists of the following components to calculate the ILO Credit:
•
A reference Index;

•
A Term;

•
A Crediting Strategy; and

•
A Protection Level

Each of these components is described in more detail below. Each ILO is offered with the Performance Lock feature. Information regarding the features of each currently-offered ILO, including (i) its name, (ii) its type (e.g., market index, exchange-traded fund, etc.), or a brief statement describing the assets that the Index seeks to track (e.g., U.S. large-cap equities), (iii) its Term length, (iv) its Crediting Strategy, (v) its current limit on Index loss, and (vi) its guaranteed minimum Crediting Strategy rate, is available in an appendix to the Prospectus. See APPENDIX A — INTEREST CREDITING OPTIONS AVAILABLE UNDER THE CONTRACT.
Certain ILOs and Indexes also may not be available through your financial professional. You may obtain information about the ILOs and Indexes that are available to you by contacting your financial professional.
You may currently allocate your Contract Value to any number of the available ILOs, in addition to the Fixed Account Option. You may have multiple ongoing Terms at the same time, and may allocate your Contract Value to both the 1-year and 6-year Terms of an ILO at the same time. Allocations must be in whole percentages only.
We generally reserve the right to add or remove ILOs and Indexes, subject to applicable regulatory approvals. We reserve the right to stop offering any of the ILOs to new and existing Contracts, and to close any of the ILOs to new transfers at the end of the Term. We may change the Crediting Strategy rates and Protection Level rates subject to the stated guaranteed minimum or maximum rates. If we decide to discontinue offering any ILOs or Indexes, we will amend this Prospectus. An ILO that is currently available may not be available for transfers from other Interest Crediting Options or reallocations of Contract Value into the same ILO for a new Term, or may be closed to new Contract issues. If you reallocate into the same ILO for a consecutive Term, the ILO's underlying Index or features may have changed, or the ILO may no longer be available for investment. If your desired ILO is not available for investment, and you do not provide timely transfer instructions to us, you could be automatically reallocated into a default ILO, or the Fixed Account, which may not be acceptable to you. However, the 1-year S&P 500® with Cap and 10% Buffer ILO will always be available under your Contract. The guaranteed minimum Cap Rate for this ILO is 2% for the life of this Contract.
We reserve the right to stop offering all but one ILO (the 1-year S&P 500® with Cap and 10% Buffer ILO), in addition to the Fixed Account Option. In the future, we may not offer ILOs with any other Protection Level other than a 10% Buffer. We do not guarantee a minimum Floor Rate or Dual Direction Buffer Rate, and we do not guarantee that we will always offer ILOs with a Floor or Dual Direction Buffer. If we stop offering all but one ILO (the 1-year S&P 500® with Cap and 10% Buffer ILO), you will be limited to investing in only one ILO and the Fixed Account Option. The terms and features of that ILO may not meet your investment objectives or be suitable for your financial goals, and this Contract may not be appropriate for you if you intend to invest solely in ILOs with a Floor or Dual Direction Buffer. Any ILOs we offer in the future (in addition to the 1-year S&P 500® with Cap and 10% Buffer ILO) will always have some level of downside protection, but we do not guarantee a minimum level. If, in the future, you are not satisfied with the available ILOs, you may choose to surrender your Contract, but you may be subject to surrender charges, an MVA, taxes, and tax penalties, and the calculation of the surrender amount based on Interim Value if the surrender is made before the end of a Term. If you purchase another retirement vehicle, it may have different features, fees, and risks than the Contract. Discuss with your financial professional whether the Contract is appropriate for you given our right to make such changes to the allowable ILOs.
INDEX-LINKED OPTION TERM
The Term is the investment duration of an ILO. This is the period of time we use to measure the change in Index Price and credit interest, if any, to your Contract. We measure the change in Index Price, or the Index Return, on a Point to Point basis. A Point to Point basis means that we compare the Index Price on the Term Start Date to the Index Price on the Term End Date to determine the Index Return. The Index Return is used to calculate the value of the ILO Credit we apply to your Contract (which may be positive, negative, or equal to zero) at the end of the Term. We currently offer Terms of 1 Contract Year and 6 Contract Years.
Term Start Date
The Term Start Date is the Contract Anniversary date that a new Term begins. On this date, Contract Value (or your Purchase Payment) is allocated to the ILO and the starting Index Price is determined. The Term Start Date for your initial Purchase Payment is the Contract Issue Date. The Term Start Date for any Subsequent Purchase Payments will be the Business Day the Subsequent Purchase Payment is received prior to market close. Because of this, Subsequent Purchase Payments will not be invested for the full initial Term. All future Term Start Dates will be on a Contract Anniversary, on which date you may transfer Contract Value to other Interest Crediting Options and/or reallocate Contract Value into the same ILO for a new Term or into the Fixed Account Option.
Term End Date
The Term End Date is the Contract Anniversary date that the Term ends. Each Term End Date is also the Term Start Date for the next Term. All Purchase Payments in an ILO will have the same Term End Date regardless of when they were received. Assuming the Performance Lock feature is not exercised during the Term, on the Term End Date, the ending Index Price is determined and the Index Return for the Term is calculated. If the Contract Anniversary falls on a non-Business Day, then the Index Return will be determined based on values of the prior Business Day. On the Term End Date, your ILO Credit will be added to or subtracted from your Investment Base. The amount of the positive or negative ILO Credit will depend on the Index Return and the applicable ILO Crediting Strategy or Protection Level. Assuming the Performance Lock feature was not exercised during the Term, the Term End Date (which is also the next Term Start Date) is the date on which the resulting ILO Value may be transferred and/or reallocated into the same or other Interest Crediting Options. See TRANSFERS AND REALLOCATIONS for more information on transfers and reallocations.
Amounts must remain in an ILO until the end of the Term to receive all or partial interest, as applicable, and to avoid a possible Interim Value Calculation and Adjustment to the ILO Value, in addition to any applicable surrender charges, taxes, and tax penalties. Any surrenders (including Free Look surrenders), withdrawals (including RMDs, free withdrawal amounts, pre-authorized withdrawals, rider charges, and guaranteed withdrawal amounts under the GLWB Rider), death benefit payment, and amounts applied to an Annuity Option from the ILOs before the end of a Term will trigger an Interim Value Calculation (and an Interim Value Adjustment to the Investment Base and death benefit if the Contract is not terminated or annuitized). See FEES, CHARGES, AND ADJUSTMENTS — INTERIM VALUE ADJUSTMENT; and ACCESS TO YOUR MONEY — EFFECT OF WITHDRAWALS AND SURRENDERS for more information.
If you invest in a 6-year ILO, you will only be able to withdraw or surrender ILO Value from the ILO without triggering an Interim Value Calculation and Adjustment every 6-Contract Years. This may reduce your ability to access your Contract Value to meet your liquidity needs or for other purposes, and may increase the risk that an Interim Value Calculation will be applied to the death benefit payment and amounts applied to an Annuity Option.

The potential for gains may be higher for 6-year ILOs than for 1-year ILOs. This is because Index Return is measured on a Point to Point basis, which means that the Index Return for a 6-year ILO is measured over the course of 6 Contract Years instead of 1 Contract Year.
Term Restrictions
During the first 6 Contract Years, your Contract is automatically subject to the Initial MVA Term, regardless of the Interest Crediting Options you choose. See FEES, CHARGES, AND ADJUSTMENTS — MARKET VALUE ADJUSTMENT for additional information on the MVA. You may only invest in a 6-year ILO Term at the beginning of an MVA Term. MVA Terms last for 6 Contract Years. This means that within the first 6 Contract Years, you may only invest all or a portion of your Contract Value into a 6-year ILO Term at the beginning of the Initial MVA Term, which will be on the Contract Issue Date. If you do not invest at least a portion of your Contract Value into a 6-year ILO on the Contract Issue Date, you will be unable to invest in another 6-year ILO Term until the beginning of the next MVA Term, which will be on the 6th Contract Anniversary. At the end of the Initial MVA Term, you will have the option to renew the MVA Term. You must renew the MVA Term in order to continue to be able to invest in 6-year ILOs. If you did not invest any portion of your Contract Value into a 6-year ILO on the Contract Issue Date for the Initial MVA Term, you will still be able elect to renew the MVA Term and allocate all or a portion of your Contract Value into a 6-year ILO at the start of the renewed MVA Term, which will fall on a Contract Anniversary. If you decline to renew any MVA Term after the Initial MVA Term, you will be unable to invest in 6-year ILOs and only 1-year ILOs and the Fixed Account will be available to you for investment for the remainder of the time you own the Contract. This means that you may only invest in 6-year ILOs every 6 Contract Years on the Contract Anniversary, and only if you elect to renew the MVA Term every 6 Contract Years. In order to preserve the ability to invest in 6-year ILOs in the future, you must renew the MVA Term every 6 Contract years, even if you do not invest any portion of your Contract Value into a 6-year ILO during a particular MVA Term.
Investment in 6-year ILOs is not permitted if you have elected the optional GLWB Rider while the Rider is in effect. The MVA may not apply in all states. See APPENDIX E: STATE VARIATIONS.
INDEXES
The Indexes under the ILOs are the benchmarks used to establish the starting and ending Index Prices and the Index Return for each Term. An investment in an ILO is not an investment in the Index, ETF, or any Index fund. Each Index (and ETF) is a price return index, not a total return index, and therefore its performance does not reflect any dividends or distributions paid by the Index’s component companies. If dividends and other distributions were included, the Index performance would be higher. For the ETFs, performance is based on closing value. Each ILO determines the ILO Credit applied to your Investment Base at the end of each Term based on the performance of one (or three, in the case of the Performance Mix ILO) of the following Indexes, each covering different asset classes. You may lose a significant amount of money if the Index declines in value. The following Indexes are currently available:
•
S&P 500®. Widely regarded as the best gauge of the U.S. stock market, this index tracks the performance of 500 large companies in leading industries of the U.S. economy.

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MSCI EAFE. The MSCI EAFE (Morgan Stanley Capital International, Europe, Australasia, and Far East) Index is composed of large- and mid-capitalization companies across 21 developed markets around the world, including countries in Europe, Australia, and the Far East, but excluding the U.S. and Canada.

•
First Trust Growth Strength Net Fee Index. The First Trust Growth Strength Net Fee Index seeks to identify high quality companies with a history of revenue and cash flow growth. Through a multi-factor approach, the Index screens for well-capitalized companies with strong balance sheets that also exhibit profit and revenue growth over a sustained period of time. The Index begins with the largest 500 securities by float-adjusted market capitalization with a minimum three-month average daily trading volume of $5 million within the Nasdaq U.S. Benchmark Index. To be eligible for inclusion, companies must have at least $1 billion (USD) in cash and short-term investments, a long-term debt to market capitalization ratio of less than 30% and a return on equity greater than 15%. Remaining securities are ranked by their three-year revenue percentage growth and three-year cash flow percentage growth with the top 50 securities selected by combined ranking. If there are more than 15 securities from any one industry, the security with the lowest ranking will be removed and replaced with the next eligible security from a different industry. The securities are equally-weighted, rebalanced and reconstituted quarterly. The daily performance of the Index is reduced by 0.65% per annum.

•
Invesco QQQ ETF (QQQ). The Invesco QQQ ETF is an exchange-traded fund that seeks to track the investment results of the Nasdaq-100 Index®. The Index includes the 100 largest non-financial companies listed on The Nasdaq Stock Market® LLC based on market cap.

•
iShares® Russell 2000 ETF (IWM). The iShares® Russell 2000 ETF seeks to track the investment results of the Russell® 2000 Index, an index composed of small-capitalization U.S. equities. The Russell® 2000 Index measures the performance of the small capitalization sector of the U.S. equity market, as defined by FTSE Russell.

Performance Mix. The Performance Mix with Participation Rate Crediting Strategy measures the performance of a combination of three Indexes: The S&P 500®, the iShares® Russell 2000 ETF, and the MSCI EAFE. The Index Return of the Performance Mix is determined based on the combined weighted average of those stated Indexes: 50% is based on the Index with the highest return, 30% is based on the Index with the next best return, and 20% is based on the Index with the lowest return.
There are risks associated with each of the Indexes. See PRINCIPAL RISKS OF INVESTING IN THE CONTRACT — INDEX RISKS and INVESTMENT RISKS FOR THE MARKET INDEXES for more information about these risks. Please also see APPENDIX B — INDEX DISCLOSURES for more information about the Indexes.
Replacing an Index
We reserve the right to add, remove or replace any Index at any time, subject to applicable regulatory approvals. We will notify you in writing at least 30 days prior to replacing an Index. Changes to the ILO Crediting Strategies, if any, occur at the start of the next Term. If we add or remove an Index (as opposed to replacing an Index with another Index), the changes will not be effective for your Contract until the start of the next Term.
We may remove or replace an Index if it is discontinued, if the calculation of the Index is substantially changed by the Index provider, if Index values should become unavailable for any reason, if hedging instruments become difficult to acquire or the cost of hedging becomes excessive, or if its investment objectives, strategies, or risks substantially change. The new Index may not be desirable to you. If we substitute an Index, we will attempt to select a new Index that we determine in our judgment is comparable to the original Index. In making this evaluation, we will look at factors such as asset class, Index composition, strategy or methodology inherent to the Index and Index liquidity. We may replace an Index at any time during a Term. If we replace an Index during a Term, we will calculate the Index Return using the original Index up until the replacement date. After the replacement date, we will calculate the Index Return using the new Index, but with a modified starting Index Price for the new Index. The modified starting Index Price for the new Index will reflect the Index Return for the original Index from the start of the Term to the replacement date. If we replace an Index during the Term, the ILO Crediting Strategy and Protection Level for the current Term will not change.
The Index Return for the new Index will be utilized when determining the ILO Credit on the Term End Date even if the Index is substituted near the end of the Term. The performance of the new Index may differ from the original Index, and this may negatively affect the interest that you earn during that Term. You may receive a greater loss or lower gain than if we continued to use the original Index for the entire Term. You will have no right to reject the replacement of an Index during a Term, and you will not be permitted to transfer ILO Value until the end of the Term. If we substitute an Index and you do not wish to remain invested in the relevant ILO for the remainder of the Term, your only options will be to withdraw the ILO Value or surrender the Contract, or exercise the Performance Lock feature and transfer your ILO Value on the next Contract Anniversary. All of these options will trigger an Interim Value calculation, and taking a withdrawal or surrender may cause you to incur surrender charges, an MVA, and taxes. See FEES, CHARGES, AND ADJUSTMENTS, and ACCESS TO YOUR MONEY.
Example: Index Return Calculation When the Index is Replaced During a Term
Index Return on replacement date for original Index
Original Index Price at beginning of Term	4,000
Original Index Price on replacement date	4,050
Index Return for old Index on replacement date	(4,050 – 4,000) / 4,000 = 1.25%
The Index Return percentage on the replacement date is then used to calculate the modified starting Index Price for the new Index.
Modified starting Index Price for new Index
Index Return for original Index on replacement date	1.25%
Index Price for new Index on replacement date	20,250
Modified starting Index Price for new Index	20,250 / (1 + 1.25%) = 20,000

The Index Return calculation for the Term is then determined based on the change between the modified starting Index Price for the new Index, and the ending Index Price for the new Index.
INDEX PERFORMANCE EXAMPLES
The bar charts shown below provide each Index’s annual returns for the last 10 calendar years (or for the life of the Index if less than 10 years), as well as the Index Returns after applying a hypothetical 5% Cap Rate and a hypothetical -10% Buffer Rate. The charts illustrate the variability of the returns from year to year and shows how hypothetical limits on Index gains and losses may affect these returns. Past performance is not necessarily an indication of future performance.
The performances below are NOT the performance of any ILO. Your performance under the Contract will differ, perhaps significantly. The performances below may reflect a different return calculation, time period, and limit on Index gains and losses than the ILOs, and does not reflect Contract fees and charges, including surrender charges and the Interim Value Calculation, which reduce performance.
S&P 500®*

*
Index is a “price return index,” not a “total return index,” and therefore does not reflect the dividends paid on the assets composing the Index, which will reduce the Index Return and cause the Index to underperform a direct investment in the securities composing the Index.

MSCI EAFE*

*
Index is a “price return index,” not a “total return index,” and therefore does not reflect the dividends paid on the assets composing the Index, which will reduce the Index Return and cause the Index to underperform a direct investment in the securities composing the Index.

First Trust Growth Strength Net Fee Index*
There is no historical performance data for this Index as of the date of this Prospectus.

*
Index is a “price return index,” not a “total return index,” and therefore does not reflect the dividends paid on the assets composing the Index. Additionally, the First Trust Growth Strength Net Fee Index deducts a fee when calculating Index performance. This will reduce the Index Return and cause the Index to underperform a direct investment in the securities composing the Index.

Invesco QQQ ETF (QQQ)*

*
Index is a “price return index,” not a “total return index,” and therefore does not reflect the dividends paid on the assets composing the Index, which will reduce the Index Return and cause the Index to underperform a direct investment in the securities composing the Index.
iShares® Russell 2000 ETF (IWM)*

*
Index is a “price return index,” not a “total return index,” and therefore does not reflect the dividends paid on the assets composing the Index, which will reduce the Index Return and cause the Index to underperform a direct investment in the securities composing the Index.

INDEX-LINKED OPTION VALUE
Your ILO Value reflects the portion of your Contract Value attributable to the ILO(s) at any given time. You will have a separate ILO Value for each ILO in which you are invested. For the initial ILO Term, if you invest Subsequent Purchase Payments in the same ILO, each Purchase Payment will constitute a different segment in the ILO. Each segment will have a separate ILO Value in the same ILO Term. The performance of each segment will be tracked separately, and each segment will earn a separate ILO Credit on the initial ILO Term End Date.
Term Start Date. On the Term Start Date (which will be your Contract Issue Date for the initial Term), your ILO Value for a specific ILO is equal to your Investment Base. Your Investment Base is the initial investment allocated to the ILO on the Term Start Date after any applicable withdrawals or transfers. Each ILO you invest in will have a separate Investment Base for each Term. In the initial Term, each segment in the same ILO will each have a separate Investment Base. Your Investment Base in an ILO will not change for the remainder of the Term unless a transaction results in a withdrawal or surrender from that ILO, a death benefit is paid, or the Contract is annuitized. For more information about the Investment Base, including how the Investment Base is affected by withdrawals, please see CONTRACT VALUE; ACCESS TO YOUR MONEY; and FEES, CHARGES, AND ADJUSTMENTS — INTERIM VALUE ADJUSTMENT.
Term End Date. If you do not exercise the Performance Lock feature during the Term, then on the Term End Date, your Value in an ILO will be equal to the Investment Base plus or minus the ILO Credit determined on the Term End Date. In the initial Term, a separate ILO Credit will be determined for each segment in the same ILO, and will be added to or subtracted from the respective Investment Base.
Interim Value. On any Business Day during the Term after the Term Start Date and before the Term End Date, your ILO Value is equal to your Interim Value. Each ILO will have a separate Interim Value. In the initial Term, each segment in an ILO will have a separate Interim Value. The Interim Value is the amount in that ILO available for full surrenders (including Free Look surrenders), withdrawals (including RMDs, free withdrawal amounts, pre-authorized withdrawals, rider charges, and guaranteed withdrawal amounts under the GLWB Rider), death benefit payments, and annuitization during the Term. All of these transactions, if taken during the Term, will be based on Interim Value(s) and will trigger an Interim Value Calculation and Adjustment to your ILO Value. We calculate the Interim Value of your investment in each ILO at the end of each Business Day between the Term Start Date and the Term End Date. Your Interim Value fluctuates each Business Day independent of the value of your Investment Base in that ILO. The Interim Value calculated could be less than your investment in the ILO even if the Index is performing positively, and may be less than the amount you would receive had you held the investment until the end of the Term.
An Interim Value Calculation could cause you to lose a significant amount of money if amounts are withdrawn or surrendered from the ILOs before the end of a Term, or a death benefit is paid or the Contract is annuitized. Withdrawals from an ILO during the Term will reduce your Interim Value by the amount requested, and will cause an Interim Value Adjustment to your ILO Investment Base and the death benefits, assuming the Contract is not annuitized or terminated. Such reduction could be greater than the dollar amount of the withdrawal. Any applicable surrender charge, MVA, taxes, and tax penalties will subsequently be deducted from the amount you receive from the withdrawal. The Interim Value Calculation and Adjustment could result in the loss of principal and previously-credited earnings in the Contract, and in extreme circumstances, such losses could be as high as 100%. You may contact us at our Service Center to obtain your Interim Value(s) for any ILO in which you are invested, although your Interim Value(s) may change by the time a transaction is executed. If you intend to take ongoing withdrawals or elect features with ongoing deductions, you should consult with a financial professional to discuss any potential adverse impact of such ongoing withdrawals and deductions and whether this Contract is appropriate for you. For more information about Interim Values and how withdrawals and other transactions based on Interim Values will affect your Contract, see FEES, CHARGES, AND ADJUSTMENTS — INTERIM VALUE ADJUSTMENT; CONTRACT VALUE; and ACCESS TO YOUR MONEY — EFFECT OF WITHDRAWALS AND SURRENDERS. See the SAI for detailed explanations and examples of how we calculate the Interim Value in various scenarios.
Performance Lock Feature. If you choose to exercise the Performance Lock feature for an ILO during a Term, your entire ILO Value (or segment in the ILO) will be “locked-in” at the Interim Value calculated at the end of the Business Day that the Performance Lock is exercised, and will be credited with a fixed rate of interest equal to the annualized ILO Budget rate beginning on the day following the day the Performance Lock was exercised until the next Contract Anniversary. The ILO Budget rate is an interest rate equivalent to the fair value of the hypothetical derivatives supporting the ILO on the Term Start Date. This means that you will no longer have the ability to receive an ILO Credit or the application of the Crediting Strategy or Protection Level to protect against any loss. You should contact us at our Service Center to obtain your Interim Value(s) and the current annualized ILO Budget rate(s) and speak to your financial professional before exercising a Performance Lock, although your Interim Value(s) may change by the time the Performance Lock is exercised. For more information about the Performance Lock feature, including how withdrawals will affect the locked-in value, please see PERFORMANCE LOCK.
INDEX-LINKED OPTION CREDIT
For each ILO to which you allocate Contract Value, we will add or subtract interest from your Investment Base at the end of the Term (unless you exercise the Performance Lock feature during the Term). The dollar-value of this interest is referred to as the ILO Credit. The ILO Credit may be positive, negative, or equal to zero, based on the Index Return, Crediting Strategy, and Protection Level of the ILO. If the ILO Credit is positive, your Investment Base in that ILO will be increased by a dollar amount equal to the positive credit. If the ILO Credit is negative, your Investment Base will be decreased by a dollar amount equal to the negative credit. If the ILO Credit is equal to zero, no interest will be credited and your ILO Value at the end of the Term will remain equal to your Investment Base. The ILO Credit is applied before the deduction of charges for any optional riders on the Term End Date. This means that any positive ILO Credit will be reduced by those charges, and any negative ILO Credit will be increased by those charges.
In the initial Term, a separate ILO Credit will be determined for each segment in the same ILO, and will be added to or subtracted from the respective Investment Base. For purposes of calculating the ILO Credit, each segment will use the Index price on the date the Purchase Payment is received. If you allocate Contract Value to multiple ILOs at once, assuming you do not exercise the Performance Lock feature for any ILO, each ILO in which you invest will apply a separate ILO Credit for each Term. Even if you receive a positive ILO Credit for one or more ILOs (or segments), your overall Contract Value may still be reduced by any negative ILO Credit you receive for other ILOs (or segments) during that Term.
Change in Index Price
To determine the ILO Credit applied to your Investment Base at the end of a Term, we first determine the change in Index Price over the course of the Term for that ILO. The percentage change in Index Price is the Index Return. The Index Return is calculated on a Point to Point basis, which means that the Index Return is determined by comparing the Index Price on the Term Start Date to the Index price on the Term End Date. The Index Return for all ILOs except for the Performance Mix ILO is calculated using the following formula:

Index Return = (Ending Index Price – Starting Index Price) / Starting Index Price.
Example: Calculation of the Index Return
Index Price on Term Start Date	4,000
Index Price on Term End Date	4,050
Index Return on Term End Date	(4,050 – 4,000) / 4,000 = 1.25%
The Index Return of the Performance Mix ILO, which is based on the combined performance of the S&P 500®, the iShares® Russell 2000 ETF, and the MSCI EAFE Indexes, is calculated using the formula below:
Index Return = [Best Performing Index: 50% x (Ending Index Price – Starting Index Price) / Starting Index Price] +
[Next Best Performing Index: 30% x (Ending Index Price – Starting Index Price) / Starting Index Price] +
[Lowest Performing Index: 20% x (Ending Index Price – Starting Index Price) / Starting Index Price]
Example: Calculation of the Index Return for a Performance Mix ILO
	Starting Index Price	Ending Index Price	Index Return
Best Performing Index	6,000	7,800	(7,800 – 6,000) / 6,000 = 30%
Next Best Performing Index	5,000	5,400	(5,400 – 5,000) / 5,000 = 8%
Lowest Performing Index	6,500	5,850	(5,850 – 6,500) / 6,500 = -10%
Index Return for Performance Mix ILO	[50% x 30%] + [30% x 8%] + [20% x -10%] = 15.4%
The starting and ending Index Prices are determined based on the following rules: for the starting Index Price in the initial Term, each Purchase Payment invested in the same ILO will constitute a different segment and will use the Index Price on the date the payment is received. For Subsequent Terms, all amounts allocated to an ILO Term will constitute one segment and the starting Index Price will be the Index Price on the Term Start Date, which will be a Contract Anniversary. If the Contract Anniversary is not a Business Day, the starting Index Price will be the Index Price of the most recent Business Day prior to the Contract Anniversary. The ending Index Price for all amounts in the initial Term and Subsequent Terms will be the Index Price determined on the Term End Date, which will be a Contract Anniversary. If the Contract Anniversary is not a Business Day, the ending Index Price will be the Index Price from the most recent Business Day prior to the Contract Anniversary.
Adjusted Index Return
After the Index Return is calculated, we next determine the Adjusted Index Return. The Adjusted Index Return is a percentage of interest determined at the end of each ILO Term by applying the ILO Crediting Strategy, or the Protection Level, as applicable, to the Index Return. The Adjusted Index Return may be positive, negative or zero.
The Adjusted Index Return is multiplied by the Investment Base (adjusted for any withdrawals) to yield the dollar value of the ILO Credit at the end of each ILO Term. The ILO Credit is then added to or subtracted from the Investment Base on the Term End Date to determine the ending ILO Value. The application of a negative Adjusted Index Return will result in a reduction of the Investment Base by the dollar amount of the ILO Credit. The application of a positive Adjusted Index Return will result in an increase to the Investment Base by the dollar amount of the ILO Credit.
ILO Credit = Investment Base x Adjusted Index Return
Example: Calculation of the ILO Credit (assuming no withdrawals)
Investment Base	$100,000
Adjusted Index Return	5%
ILO Credit	$100,000 x 5% = $5,000
Ending ILO Value	$100,000 + $5,000 = $105,000
Investment Base	$100,000
Adjusted Index Return	-5%
ILO Credit	$100,000 x -5% = -$5,000
Ending ILO Value	$100,000 – $5,000 = $95,000

Crediting Strategies & Protection Levels
The Contract offers ILOs with one of the following Crediting Strategies and related Protection Level. Each Crediting Strategy and Protection Level is further explained below. Crediting Strategies and Protection Levels only apply on the Term End Date. See APPENDIX A — INTEREST CREDITING OPTIONS AVAILABLE UNDER THE CONTRACT for more information about each of the available ILOs.
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Cap Rate and Buffer

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Cap Rate and Floor

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Cap Rate and Dual Direction Buffer

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Performance Triggered Rate and Buffer

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Performance Triggered Rate and Floor

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Tiered Participation Rate and Buffer

•
Performance Mix with Participation Rate and Buffer

Crediting Strategies
We will limit the positive Index Return used in calculating the Adjusted Index Return credited to an ILO at the end of each Term through the use of the applicable Crediting Strategy. The Crediting Strategy is a method of determining how much positive interest, if any, will be credited to your ILO Investment Base. Each ILO will apply only one type of Crediting Strategy. The Crediting Strategy is applied to the Index Return to determine the positive Adjusted Index Return. Except for the Cap Rate with Dual Direction Buffer Crediting Strategy, Crediting Strategies are not applied if the Index Return is negative. The Crediting Strategy for an ILO will be in the form of a Cap Rate (including the Cap Rate with Dual Direction Buffer), Performance Mix with Participation Rate, Tiered Participation Rate, or Performance Triggered Rate. For 6-year ILOs, the Crediting Strategy rates are applied on a Point to Point basis and are not annualized. This means that the Crediting Strategies are applied to the Index Return for the entire Term, not on an annual basis.
The Crediting Strategy rates are guaranteed for the length of the Term. We typically declare renewal Crediting Strategy rates for the ILOs twice a month, but we reserve the right to declare these rates more frequently. The initial Crediting Strategy Rates in effect for your Contract are established according to the procedures outlined above under “BUYING THE CONTRACT — RATE LOCK.” These initial rates will not change after the Contract Issue Date and apply to all Purchase Payments, and are guaranteed for the length of the initial Term. See BUYING THE CONTRACT — RATE LOCK and TRANSFERS AND REALLOCATIONS for additional details. We declare renewal Crediting Strategy rates for each Subsequent Term on the Contract Anniversary that is the Term Start Date. These renewal rates may be higher or lower than the initial rate, subject to the guaranteed minimum rates set forth in this Prospectus. Initial and renewal rates may vary depending on the Index, market conditions, Crediting Strategy, Protection Level, Term length, election to renew the MVA Term, or the election of the Income Guard rider. Please note that Crediting Strategy rates for Owners who elect the Income Guard rider will typically be equal to Crediting Strategy rates for Owners who do not elect the Rider. However, Crediting Strategy rates may be lower for GLWB Rider Contracts. Additionally, the renewal Crediting Strategy rates declared for a Subsequent Term will vary if the MVA Term is renewed. In general, these renewal Crediting Rates will be higher if the MVA Term is renewed, and lower if the MVA Term is not renewed. See FEES, CHARGES, AND ADJUSTMENTS — MARKET VALUE ADJUSTMENT for more information on the MVA Term and INCOME GUARD for more information about Income Guard. Guaranteed minimum rates are set at Contract issue and will not change for the life of your Contract. We may declare new guaranteed minimum rates for new Contract issues.
We will send you a notice 30 days prior to the Term End Date explaining the ILOs available to you for transfer or reallocation on the upcoming Contract Anniversary, reminding you to review any transfer instructions you may have previously submitted to us, and directing you to our website, www.pacificliferates.com, where you can view renewal Guaranteed Rates for the Fixed Account and ILO crediting rates declared for the next Term.
The various Crediting Strategies (Cap Rate (including Cap Rate with Dual Direction Buffer), Performance Mix with Participation Rate, Tiered Participation Rate, and Performance Triggered Rate) may limit the highest possible Adjusted Index Return that you may receive and therefore may limit the positive ILO Credit, if any, that may be applied to your ILO Investment Base. Because of the application of the Crediting Strategy, the Adjusted Index Return may be less than the positive Index Return. These Crediting Strategies benefit us because they limit the amount of positive interest that we may be obligated to credit for any Term. We set the Crediting Strategy rates at our discretion, however, they will never be less than the guaranteed minimums set forth in this

Prospectus. You bear the risk that we will not set Crediting Strategy rates higher than these minimums. The Cap Rates, Participation Rates and Performance Triggered Rates are determined using the associated derivative option costs that are applicable to each ILO. (The Hypothetical Derivative Strategy table, found in the SAI, shows the specific set of derivative options that are used to replicate the potential ILO Credit for each ILO.) The primary factors that will impact derivative option costs include the applicable Protection Level (e.g. Buffer, Dual Direction Buffer, or Floor), interest rates, implied volatility, dividend yield of the Index, and the length of the Term.
The following examples illustrate how we calculate and credit interest under each crediting methodology, assuming hypothetical Index Returns and hypothetical limits on Index gains and losses. The examples assume no withdrawals.
Cap Rate. The Cap Rate is a percentage that signifies the maximum amount of positive Adjusted Index Return that can be credited to the Investment Base at the end of the Term. When Index Return is positive or equal to zero, the Adjusted Index Return will be the lesser of the Index Return or the Cap Rate. This means that any positive Index Return up to the Cap Rate will be credited to your Investment Base, and any positive Index Return in excess of the Cap Rate will not be credited to your Investment Base. The guaranteed minimum Cap Rate for any ILO offered for the life of this Contract is 2% for a 1-year ILO and 12% for a 6-year ILO. The Cap Rate is also a part of the Cap Rate with Dual Direction Buffer Crediting Strategy.
Example: Application of a 10% Cap Rate
Index Return	Adjusted Index Return
0%	0%
5%	5%
10%	10%
15%	10%
Performance Mix with Participation Rate. The Performance Mix measures the performance of a combination of three Indexes: The S&P 500®, the iShares® Russell 2000 ETF, and the MSCI EAFE. The Index Return of the Performance Mix is determined based on the combined weighted average of those stated Indexes: 50% is based on the Index with the highest return, 30% is based on the Index with the next best return, and 20% is based on the Index with the lowest return. The calculation of the combined Index Return for the Performance Mix is demonstrated by the following formula:
Index Return = [Best Performing Index: 50% x (Ending Index Price – Starting Index Price) / Starting Index Price] +
[Next Best Performing Index: 30% x (Ending Index Price – Starting Index Price) / Starting Index Price] +
[Lowest Performing Index: 20% x (Ending Index Price – Starting Index Price) / Starting Index Price]
The guaranteed Performance Mix rates for any ILO offered for the life of this Contract are 50% for the Index with the highest return, 30% for the Index with the next best return, and 20% for the Index with the lowest return.
The Participation Rate is a set percentage that determines what portion of the positive combined Index Return for the Term will be used to determine the ILO Credit. When the combined Index Return is positive or equal to zero, the Participation Rate percentage is multiplied by the Index Return to determine the Adjusted Index Return. The Participation Rate is not applied if the combined Index Return is negative. The guaranteed minimum Participation Rate for any ILO offered for the life of this Contract is 60%.
Example: Application of a 100% Participation Rate
Combined Index Return	Adjusted Index Return
0%	0%
5%	5%
10%	10%
15%	15%

Example: Application of an 80% Participation Rate
Combined Index Return	Adjusted Index Return
0%	0%
5%	4%
10%	8%
15%	12%
Tiered Participation Rate. The Tiered Participation Rate includes two set percentages that determine what portion of any positive Index Return will be used to determine the ILO Credit. The Tiered Participation Rate provides a Tier One Participation Rate and a Tier Two Participation Rate. Index Return equal to zero and any positive Index Return less than or equal to the Tier Level is multiplied by the Tier One Participation Rate. Positive Index Return in excess of the Tier Level is multiplied by the Tier Two Participation Rate. The Adjusted Index Return is equal to the sum of these two values. The Tiered Participation Rate is not applied if the Index Return is negative. The guaranteed minimum Tiered Participation Rate for any ILO offered for the life of this Contract is 60% for Tier One and Tier Two.
Example: Application of a Tiered Participation Rate
Index Return =	40%
Tier Level =	25%
Tier 1 Participation Rate =	100%
Tier 2 Participation Rate =	125%
The Adjusted Index Returns is equal to the sum of the following values: the Index Return up to the Tier Level (25%) multiplied by the Tier One Participation Rate (100%), plus the Index Return in excess of the Tier Level (determined by subtracting the Tier Level from the Index Return – 40% – 25% = 15%) multiplied by the Tier Two Participation Rate (125%).
Adjusted Index Return =	(0.25 x 100%) + [(0.40 – 0.25) x 125%] = 0.4375 = 43.75%
Performance Triggered Rate. A Performance Triggered Rate is a flat percentage of interest that will be credited if the Index Return is equal to zero or positive. This means that the Adjusted Index Return will always be equal to the Performance Triggered Rate, even if the positive Index Return is greater or less than the Performance Triggered Rate. The guaranteed minimum Performance Triggered Rate for any ILO offered for the life of this Contract is 2%.
Example: Application of an 8% Performance Triggered Rate
Index Return	Adjusted Index Return
0%	8%
5%	8%
10%	8%
15%	8%
Crediting Strategy Considerations
We set the rates for the Crediting Strategies at our discretion, subject to guaranteed minimum rates. We consider various factors in determining the limits on Index gains, including market conditions, regulatory and tax requirements, competitive factors, administrative costs, risk management, and general economic trends.
In addition, initial and renewal Crediting Strategy rates may vary depending Crediting Strategy type, Protection Level, Term length, election to renew the MVA Term, or the election of the Income Guard Rider. Please note that if you elect Income Guard, Crediting Strategy rates declared for your Contract will typically be equal to Credit Strategy rates for Owners who do not elect the Income Guard Rider. However, Crediting Stategy rates may be lower for Owners who elect the Income Guard Rider. Additionally, renewal Crediting Rates will typically be higher if the MVA Term is renewed, and lower if the MVA Term is not renewed.

If you allocate Contract Value to an ILO with a Cap Rate or a Performance Triggered Rate, the highest possible Adjusted Index Return that you may earn for a given Term is the Cap Rate or the Performance Triggered Rate. As a result, you will only be credited with a maximum amount of interest even if the positive Index Return is much greater than the Cap Rate or Performance Triggered Rate. Additionally, Cap Rates for ILOs with 6-year Terms apply on a Point to Point basis. This means that the Cap Rate is applied to the Index Return for the entire Term, not on an annual basis.
Under certain conditions, a Performance Triggered Rate ILO may provide greater potential for Index gains than a Cap Rate ILO when the Crediting Strategy rates are identical. This is because a fixed rate of interest will be credited when the Index Return is greater than or equal to zero, even if the positive Index Return is less than the Performance Triggered Rate. For example, if two ILOs offer identical rates of 8% for the Cap Rate and Performance Triggered Rate, and the positive Index Return is 5%, your Adjusted Index Return will be 8% under the Performance Triggered Rate ILO (the fixed rate of interest), but 5% under the Cap Rate ILO (the positive Index Return when it is less than the Cap Rate).
If you allocate Contract Value to an ILO with a Participation Rate or Tiered Participation Rate, the Crediting Strategy may limit your participation in any positive Index Return. A Participation Rate or Tiered Participation Rate below 100% will reduce the percentage portion of the positive Index Return credited to your ILO Value at the end of the Term. For 6-year Terms, the Participation Rate and Tiered Participation Rate apply on a Point to Point basis. This means that the Participation Rate or Tiered Participation Rate is applied to the Index Return for the entire Term, not on an annual basis.
Protection Levels
We will limit the negative Index Return used in calculating the Adjusted Index Return credited to an ILO at the end of each Term through the use of the applicable Protection Level. The Protection Levels provide only limited protection against downside risk at the end of a Term. You may lose money. When you invest Contract Value in the ILOs, you bear the risk that negative Index performance may cause the Adjusted Index Return to be negative even after the application of the Protection Level. Each ILO includes a Protection Level in the form of a Buffer, Dual Direction Buffer, or Floor, which may limit how much loss you will incur at the end of the Term when the Index Return is negative. The Protection Level does not apply when the Index Return is positive or equal to zero. On the Term End Date, the applicable Protection Level is applied to the negative Index Return to determine the Adjusted Index Return. For 6-year ILOs, the Protection Level is applied on a Point to Point basis and is not annualized. This means that for 6-year Terms, the Buffer or Dual Direction Buffer is applied to the Index Return for the entire Term, not on an annual basis.
We reserve the right to stop offering all but one ILO. The S&P 500® 1-year ILO with Cap and 10% Buffer will always be available under your Contract. In the future, we may not offer ILOs with any other Protection Level other than a 10% Buffer. We do not guarantee a minimum Floor Rate or Dual Direction Buffer Rate, and we do not guarantee that we will always offer ILOs with a Floor or Dual Direction Buffer. If we stop offering all but one ILO (the 1-year S&P 500® with Cap and 10% Buffer ILO), you will be limited to investing in only one ILO and the Fixed Account Option. The terms and features of that ILO may not meet your investment objectives or be suitable for your financial goals, and this Contract may not be appropriate for you if you intend to invest solely in ILOs with a Floor or Dual Direction Buffer. Any ILOs we do offer (in addition to the 1-year S&P 500® with Cap and 10% Buffer ILO) will always have some level of downside protection, but we do not guarantee a minimum level. If, in the future, you are not satisfied with the available ILOs, you may choose to surrender your Contract, but you may be subject to surrender charges, an MVA, taxes, and tax penalties, and the calculation of the surrender amount based on Interim Value if the surrender is made before the end of a Term.
The following examples illustrate how we calculate and credit interest under each Protection Level methodology, assuming hypothetical Index Returns and hypothetical limits on Index gains and losses. The examples assume no withdrawals.
Buffer. The Buffer Rate is the maximum loss we will protect you from at the end of the Term. We protect your ILO Value from any loss up to and including the Buffer Rate. When the Index Return is negative, then the Adjusted Index Return is equal to the lesser of the negative Index Return plus the Buffer Rate, or zero. You will only incur a loss by the amount that the Index Return has declined in excess of the Buffer Rate. If the Index Return has declined less than or up to your Buffer Rate, your Adjusted Index Return will be zero. We currently offer Buffer Rates of 10%, 15%, and 20%, depending on which ILO(s) you choose.

Example: Application of 10% Buffer Rate
Index Return	Adjusted Index Return
-5%	0%
-10%	0%
-15%	-5%
-20%	-10%
Dual Direction Buffer. Under the Dual Direction Buffer, we protect your ILO Value from any loss up to and including the Dual Direction Buffer Rate. The Dual Direction Buffer is only offered with the Cap Rate with Dual Direction Buffer Crediting Strategy. If the negative Index Return is less than zero and within or equal to the Dual Direction Buffer percentage, the Adjusted Index Return will be a positive rate of interest equal to the absolute value of the Index Return. The absolute value of a number is the value of that number without regard to it being positive or negative. For example, the absolute value of -10 is 10. If negative Index Return exceeds the Dual Direction Buffer Rate, then the Adjusted Index Return is equal to the negative Index Return in excess of the Dual Direction Buffer Rate. This means that the absolute value of any negative Index Return up to and including the Dual Direction Buffer Rate will be credited to your Investment Base as positive interest. If the Dual Direction Buffer Rate of the ILO is greater than the Cap Rate, the positive interest credited by the Dual Direction Buffer may exceed the Cap Rate. You will only incur a loss by the amount that the negative Index Return exceeds the Dual Direction Buffer Rate.
Example: Application of 10% Dual Direction Buffer Rate with 8% Cap Rate
Index Return	Adjusted Index Return
-5%	5%
-10%	10%
-15%	-5%
-20%	-10%
Floor. The Floor is the maximum loss you can incur due to negative Index Return at the end of a Term. If the Index Return is negative on the Term End Date, then the Adjusted Index Return is equal to the greater of the Index Return or the Floor. This means that your Investment Base will incur negative interest up to the amount of the Floor, and you will not incur any additional loss if the Index Return has declined more than your Floor Rate. We currently offer a -10% Floor.
Example: Application of -10% Floor Rate
Index Return	Adjusted Index Return
-5%	-5%
-10%	-10%
-15%	-10%
-20%	-10%
The Protection Levels provide only limited protection against negative Index Return. When you invest Purchase Payments and/or Contract Value in an ILO, you bear the risk that negative Index performance may cause the Adjusted Index Return to be negative even after the application of the Buffer, Dual Direction Buffer, or Floor. This would result in a negative ILO Credit and reduce your Investment Base. Additionally, the Protection Levels provide downside protection only on the ILO Term End Date, so your exposure to negative Index performance during a Term is greatest before the ILO Term End Date.
Protection Level Considerations
Protection Levels for the currently-offered ILOs will not change for the life of these ILO offerings. Protection Level rates declared for future ILOs under this Contact may vary depending on the Index, market conditions, Crediting Strategy, and rates, the type of Protection Level, and the Term length.
Assuming the same Index and Term length, an ILO that provides more protection from Index losses will generally tend to have less potential for Index gains; conversely, an ILO that provides less protection from Index losses will generally tend to have more potential for Index gains.

The risk of loss may be greater with a Buffer ILO (including the Dual Direction Buffer) than a Floor ILO during times of steep market decline when the rates are identical. If there is a steep negative Index Return, and two ILOs offer identical rates for the Buffer and Floor, the risk of loss is substantially higher on a Buffer or Dual Direction Buffer ILO than a Floor ILO. For example, if the Index Return is -30%, and the Buffer Rate or Dual Direction Buffer Rate is 10%, your Adjusted Index Return will be  -20% (the amount that the negative Index Return exceeds the Buffer Rate). However, if the Floor Rate is -10%, your Adjusted Index Return will be -10% (the negative Index Return up to the -10% Floor Rate).
Because the absolute value of any negative Index Return up and including the Dual Direction Buffer Rate will be credited to your ILO Value as positive interest, a negative Index Return on the Term End Date that is slightly below or slightly above the Dual Direction Buffer Rate can result in very different ILO Credits. You will receive positive interest if the negative Index Return does not exceed the Dual Direction Buffer Rate, and you will receive negative interest if the negative Index Return exceeds the Dual Direction Buffer Rate on the Term End Date. Any negative Index Return in excess of the Dual Direction Buffer Rate will result in negative interest being credited to your ILO Value in the amount that the negative Index Return exceeds the Dual Direction Buffer Rate. For example, if the ILO Dual Direction Buffer Rate is 10%, and the negative Index Return is -10%, your Adjusted Index Return will be 10%. However, if the negative Index Return is -10.01%, your Adjusted Index Return will be -0.01%.
PERFORMANCE LOCK
If you allocate Purchase Payments or Contract Value to any of the ILOs, you may request to exercise the Performance Lock feature at any time after the 60th calendar day from the Term Start Date until and including the Business Day before the Term End Date. If you choose to exercise the Performance Lock feature for an ILO during a Term, generally, your entire value in the ILO will be “locked-in” at the Interim Value calculated at the end of the Business Day that the Performance Lock is exercised. However, if you have made Subsequent Purchase Payments into the same ILO in the first Contract Year, each Purchase Payment will constitute a different “segment” in the initial ILO Term with its own Investment Base and Interim Value, and the investment performance of each segment will be tracked separately. If you have multiple segments in the same ILO in the initial Term due to multiple Purchase Payments in the first Contract Year, the value of each segment may be locked-in independently. You may exercise the Performance Lock feature once for each segment during the initial Term. When you exercise the Performance Lock feature, you must clearly indicate which segment(s) to lock-in.
The Performance Lock will be exercised on the Business Day that we receive your request In Proper Form. The entire value in an ILO (or segment) will be locked-in. The locked-in value will remain in the ILO, but will be credited with a fixed rate of interest equal to the annualized ILO Budget rate beginning on the day following the day the Performance Lock was exercised until the next Contract Anniversary. The minimum ILO Budget Rate is 0.0% (which means the minimum fixed rate of interest that will apply to the locked-in value is 0.0%). The ILO Budget Rate is an interest rate equivalent to the fair value of the hypothetical derivatives supporting the ILO on the Term Start Date. The hypothetical value of derivatives for each ILO is a dollar value. The ILO Budget Rate is a percentage, which is the ratio of the dollar amount of the hypothetical value of the derivatives divided by your ILO Investment Base. There is no defined minimum ILO Budget Rate. The ILO Budget Rate is directly computed from the hypothetical value of derivatives. The guaranteed minimum Cap Rates will dictate a theoretical minimum ILO Budget Rate; however, this rate will vary because multiple factors can influence the hypothetical value of derivatives.
Your decision to exercise the Performance Lock will terminate your ability to receive an ILO Credit or the application of the Crediting Strategy or Protection Level to protect against any loss. Withdrawals from the locked-in amount are not subject to an Interim Value Calculation and will not result in an Interim Value Adjustment to the Investment Base or death benefit, but are subject to applicable surrender charges, MVA, taxes, and tax penalties. Withdrawals will reduce the locked-in value by the amount requested. Any applicable surrender charge, MVA, taxes, and tax penalties will adjust the amount you receive from the withdrawal.
Once the Performance Lock is exercised, the locked-in value cannot be transferred to a new ILO, the Fixed Account, or begin a new Term in the same ILO, until the next Contract Anniversary. Because the ILO Protection Level only applies at the end of the ILO Term on the Term End Date, the locked-in value will not be protected from any negative Index performance. On the next Contract Anniversary, the locked-in value will begin a new Term in the same 1-year ILO that was previously locked-in, unless you provide us with transfer instructions. If the Performance Lock is exercised on a 6-year ILO, then on the next Contract Anniversary, the locked-in value will automatically begin a new Term in the corresponding 1-year ILO (i.e., a 1-year ILO with the same reference Index, type of Crediting Strategy and Protection Level, and Protection Level rate) unless you provide us with transfer instructions. If a 1-year ILO is not available for a new Term, your previously-locked-in value will be transferred to the Fixed Account Option unless you provide us with transfer instructions. If you exercise the Performance Lock on a 6-year ILO, you will be unable to transfer or reallocate your Contract Value to another 6-year ILO until the end of the current MVA Term, and only if you elect to renew the 6-year MVA Term at the expiration of the current MVA Term. See TRANSFERS AND REALLOCATIONS for more information.
You may exercise the Performance Lock feature only once during each Term for each ILO (and once for each segment during any initial ILO Term due to Subsequent Purchase Payments in the first Contract Year). This is because the entire value in an ILO (or segment) is locked-in, and your ability to receive the application of the Crediting Strategy or Protection Level in the ILO terminates. You may request to exercise the Performance Lock feature by notifying us before close of Business on any Business Day prior to the Term End Date. See ADDITIONAL INFORMATION — INQUIRIES AND SUBMITTING FORMS AND REQUESTS for instructions on how to contact us. The request to exercise the Performance Lock feature must be received by us before close of Business in order to lock-in that day’s ending Interim Value. Requests received after close of Business are considered received on the following Business Day, and will lock-in that Business Day’s Interim Value.
The exercise of the Performance Lock feature is irrevocable and may only be cancelled if we receive the request to cancel before close of Business on the same Business Day that the request to exercise the feature is received.
See the examples in the SAI for a description of how Interim Values are calculated. You should contact us at our Service Center to obtain your Interim Value(s) and the current annualized ILO Budget rate and speak to your financial professional before exercising a Performance Lock, although your Interim Value(s) may change by the time the Performance Lock is exercised.
Because we determine the Interim Value at the end of the Business Day that the Performance Lock request is received, you will not be able to determine the Interim Value that will be locked-in prior to the Performance Lock request. Even if the Index’s performance has been positive, it is possible that your Interim Value may have decreased at the time we lock-in the ILO Value, and may be less than the amount you would receive if you held the investment until the end of the Term. Also, if the Index’s performance has been negative, it is possible that your Interim Value may have decreased further at the time you exercise the Performance Lock. You bear the risk that the Interim Value you lock-in will be lower than the Interim Value you last obtained, and lower than the potential ILO Value you would receive at the end of the Term, and the difference could be significant. If you exercise the Performance Lock feature when the Interim Value is higher than your Investment Base at the beginning of the Term, you will lock-in any positive gain with respect to that ILO for that Term (excluding the impact of any withdrawals taken during the Term). If you exercise the Performance Lock feature when the Interim Value is lower than your Investment Base at the beginning of the Term, you will lock-in any loss. If you have multiple segments in the same ILO for the initial Term and you exercise the Performance Lock feature on a segment during the initial Term, you will lock-in the Interim Value for that segment. It is possible that one segment’s Interim Value may have increased, while other segments’ Interim Values may have decreased at the time the Performance Lock is exercised.
Please keep in mind that the ILO Protection Level only applies to protect you from limited negative Index performance at the end of the ILO Term. If you exercise the Performance Lock, you bear the risk that the Interim Value that you lock-in will be lower than the potential ILO Value you would have received at the end of the Term if the Protection Level were applied. You also bear the risk that any gain you may lock-in will be lower than the ILO Credit you would have received at the end of the Term after the application of the Crediting Strategy. If you exercise the Performance Lock feature at a time when your Interim Value has declined, you will lock-in any loss. There may not be an optimal time to exercise the Performance Lock feature. It may be better for you if you do not exercise the Performance Lock feature during a Term. We will not advise you as to whether or when you should or should not exercise the Performance Lock feature, and we are not responsible for any losses that may occur due to your decision to exercise this feature. See PRINCIPAL RISKS OF INVESTING IN THE CONTRACT — PERFORMANCE LOCK RISK.

ORDER OF OPERATIONS FOR CONTRACT ANNIVERSARY PROCESSING

The following is the order in which transactions and other requests will be carried out on each Contract Anniversary, regardless of whether or not the Contract Anniversary falls on a Business Day.
Step 1:         The ILO Credit is calculated and applied to the Investment Base to determine the Term ending ILO Value.
Step 2:         Transactions effective on the Contract Anniversary are processed in the following order, from first to last:
•
Death benefit, then

•
Rider charges (if applicable), then

•
Withdrawals, then

•
Surrender, then

•
Annuitization, then

•
Transfers

Step 3:         The Investment Base for the next Term beginning on the Contract Anniversary is determined.
Step 4:         GLWB Rider resets (if applicable)

CONTRACT VALUE

On the Contract Issue Date, your Contract Value is your initial Purchase Payment. Your Contract Value is increased by the amount of any Subsequent Purchase Payments. After the Contract Issue Date, your Contract Value is the sum of your investments in the ILOs (the ILO Value) and the Fixed Account Option (the Fixed Account Option Value).
FIXED ACCOUNT OPTION VALUE
The Fixed Account Option value is the amount allocated to the Fixed Account Option, plus the daily interest credited, less any transfers and withdrawals (which include applicable surrender charges, MVAs, and taxes).
INDEX-LINKED OPTION VALUE
Investment Base
On the Term Start Date (or your Contract Issue Date), your ILO Value for a specific ILO is equal to your Investment Base. The Investment Base is your initial investment into a Term. Each ILO you invest in will have a separate Investment Base for each Term. The Investment Base for the initial Term is the amount of your Purchase Payments allocated to the ILO. In the initial Term, Subsequent Purchase Payments allocated to the same ILO will each constitute a separate segment in the ILO. Each segment will have a separate Investment Base. You may have more than one Investment Base in the same ILO Term. On Subsequent Term Start Dates, the Investment Base is the total amount allocated to an ILO on the Contract Anniversary after the application of the ILO Credit(s) from the previous Term, any applicable withdrawals and transfers. The Investment Base will remain the same during the Term unless a withdrawal is taken from the ILO. Withdrawals taken from the ILOs on any day other than the Term Start Date and the Term End Date will reduce the Investment Base in the same proportion that the Interim Value (excluding any locked-in value under the Performance Lock feature) is reduced by the amount of the withdrawal. This reduction percentage will be determined by dividing the amount of the withdrawal removed from the ILO by the Interim Value of the ILO immediately prior to the withdrawal. The percentage is then multiplied by the Investment Base prior to the withdrawal in order to determine the dollar value of the reduction to the Investment Base. Withdrawals during the Term may reduce your Investment Base by an amount greater than the dollar value of the withdrawal. Applicable surrender charges, MVA, taxes, and tax penalties are deducted from the amount of the withdrawal requested. The examples below demonstrate the reduction to the Investment Base after a withdrawal based on Interim Value.
Example: ILO Interim Value Less Than the ILO Investment Base at Time of the Withdrawal
Investment Base (Prior to Withdrawal) = $100,000
Interim Value Immediately prior to Withdrawal = $85,000
Withdrawal Amount from ILO = $20,000
Investment Base Reduction = ($20,000 / $85,000) x $100,000 = $23,529.41
Investment Base (After Withdrawal) = $100,000 − $23,529.41 = $76,470.59
Example: ILO Interim Value Greater Than the ILO Investment Base at the Time of the Withdrawal
Investment Base (Prior to Withdrawal) = $100,000
Interim Value Immediately prior to Withdrawal = $115,000
Withdrawal Amount from ILO = $20,000
Investment Base Reduction = ($20,000 / $115,000) x $100,000 = $17,391.30
Investment Base (After Withdrawal) = $100,000 − $17,391.30 = $82,608.70
At the end of the Term, assuming you do not exercise the Performance Lock feature, the Investment Base is used to determine the ILO Credit, which may be positive, negative, or equal to zero, and the ILO Credit is applied to your Investment Base to determine your ending ILO Value. The Investment Base is increased or decreased by the dollar value of the ILO Credit. At the end of the initial Term, each segment in an ILOs (due to Subsequent Purchase Payments) will each receive a separate ILO Credit, which will be added to the respective Investment Base. The ILO Credit is applied before the deduction of charges for any optional riders. This means that any positive ILO Credit will be reduced by those charges, and any negative ILO Credit will be increased. Withdrawals at the end of the Term will be made after the application of the ILO Credit, and will reduce your ILO Value dollar-for-dollar by the amount requested. Your ending ILO Value may be reallocated into a new Term in the same ILO, if available, or transferred into a new Interest Crediting Option on the Contract Anniversary coinciding with the Term End Date and the next Term Start Date.
Adjusted Index Return
The ILO Adjusted Index Return is a percentage used to determine the ILO Credit at the end of the Term. The Adjusted Index Return is determined by adjusting the Index Return by the applicable Protection Level or Crediting Strategy. Once the Adjusted Index Return is calculated, it is multiplied by the Investment Base in that ILO to determine the dollar value of the ILO Credit. See INVESTING IN YOUR CONRACT — INDEX-LINKED OPTION CREDIT for more information on how we determine the Adjusted Index Return.
Interim Value
On any Business Day during the Term after the Term Start Date and before Term End Date, your ILO Value is equal to the Interim Value. Each ILO will have a separate Interim Value. In the initial Term, Subsequent Purchase Payments invested in the same ILO will each constitute a different segment in the initial ILO Term, and each ILO segment will have its own associated Interim Value and Investment Base during the initial Term. The Interim Value is the amount in the ILO that is available for surrenders (including Free Look surrenders), withdrawals (including RMDs, free withdrawal amounts, pre-authorized withdrawals, rider charges, and guaranteed withdrawal amounts under the GLWB Rider), annuitization, and death benefit payments that occur before the Term End Date. The Interim Value is also the amount available for exercise of the Performance Lock feature. All of these transactions, if taken during the Term, will be based on Interim Value(s) and will trigger an Interim Value Calculation and Adjustment to your ILO Value. See PRINCIPAL RISKS OF INVESTING IN THE CONTRACT — INTERIM VALUE ADJUSTMENT RISK; FEES, CHARGES, AND ADJUSTMENTS — INTERIM VALUE ADJUSTMENT; ACCESS TO YOUR MONEY — EFFECT OF WITHDRAWALS AND SURRENDERS; and PERFORMANCE LOCK for more information about Interim Values and transactions based on Interim Values. See the SAI for detailed explanations and examples of how we calculate the Interim Value in various scenarios.

ACCESS TO YOUR MONEY

WITHDRAWALS AND SURRENDERS
Optional Withdrawals and Surrenders
You may, on or prior to your Annuity Date, withdraw a portion of the amount available under your Contract while the Owner (or Annuitant in the case of a Non-Natural Owner) is living and your Contract is in force. You may also make a full withdrawal of your entire Contract Value at any time, which is referred to as a “surrender,” and which will terminate your Contract. Withdrawals are not permitted after the Annuity Date. Withdrawals are generally not permitted until 30 calendar days after your Contract Issue Date; however, we are currently not enforcing this limitation.
You may request to withdraw a specific dollar amount or a specific percentage of your Contract Value. You may choose to make your withdrawal from specified Interest Crediting Options, or your entire Contract Value. If you do not specify the Interest Crediting Options, your withdrawal will typically be taken from all of your Interest Crediting Options proportionately on the date of the withdrawal. If Subsequent Purchase Payments are allocated to the ILOs in the first Contract Year, withdrawals will be taken on a First-In, First-Out (“FIFO”) basis during the initial ILO Term for purposes of interest calculations. For all Subsequent Terms, withdrawals will be taken from all of the Interest Crediting Options proportionately.
Each withdrawal must be at least $500. Pre-authorized withdrawals must be at least $250, except for pre-authorized withdrawals distributed by Electronic Funds Transfer (EFT), which must be at least $100. Upon taking a withdrawal, we will send you the amount of the net withdrawal, which is equal to the amount of the gross withdrawal requested, adjusted for any applicable surrender charge, MVA, taxes, and/or tax penalties. Upon making a surrender, we will send you your entire Cash Surrender Value. See FEES, CHARGES, AND ADJUSTMENTS.
Amounts transferred or withdrawn from the Fixed Account Option may be delayed under extraordinary circumstances. See ADDITIONAL INFORMATION — TIMING OF PAYMENTS AND TRANSACTIONS.

Distributions made due to divorce instructions or under Code Section 72(t)/72(q) (substantially equal periodic payments) are treated as withdrawals for Contract purposes and may result in a surrender charge assessment.
Amount Available for Withdrawal
The amount available for surrender or withdrawal is your Cash Surrender Value, which is your Contract Value at the end of the Business Day on which your withdrawal or surrender request is effective, adjusted for any applicable rider charges, surrender charges, MVA, taxes, and/or tax penalties. The amount we send to you will be adjusted for any required or requested federal and state income tax withholding. Any amounts surrendered (including Free Look surrenders) or withdrawn (including RMDs, deductions for rider charges, withdrawals free of a surrender charge and MVA, pre-authorized withdrawals, and withdrawals under the GLWB Rider) from an ILO during a Term will trigger an Interim Value Calculation and Adjustment. You may contact us at our Service Center to obtain your Interim Value(s) for any ILO in which you are invested prior to initiating a transaction, although your Interim Value(s) may change by the time a transaction is executed.
You assume investment risk on Purchase Payments in the ILOs. As a result, the amount available to you for withdrawal from any ILO may be more or less than the total Purchase Payments you have allocated to that ILO, or your Investment Base in the ILO. See PRINCIPAL RISKS OF INVESTING IN THE CONTRACT.
Effective Date of Withdrawal Requests
Withdrawals and surrenders will be effective as of the end of the Business Day on which we receive the request In Proper Form. If you surrender your Contract, it will be terminated as of the effective date of the withdrawal. Withdrawal and surrender requests we receive before the close of the New York Stock Exchange, which usually closes at 4:00 p.m. Eastern Time, will be effective at the end of the same Business Day that we receive them In Proper Form unless the transaction or event is scheduled to occur on another Business Day. Withdrawal and surrender requests received after the close of the New York Stock Exchange will be effective on the following Business Day. We will normally send the proceeds within 7 calendar days after your request is effective. See ADDITIONAL INFORMATION — TIMING OF PAYMENTS AND TRANSACTIONS. If a Purchase Payment is made by check and you submit a withdrawal request immediately afterwards, we may hold the check and the payment of any withdrawal or surrender proceeds may be delayed until we receive confirmation in our Service Center that your check has cleared. In general, a delay of the payment of withdrawal or surrender proceeds during the check hold period will not exceed ten Business Days after we receive your withdrawal or surrender request In Proper Form. If we delay the payment of withdrawal or surrender proceeds during the check hold period, we will calculate the value of your withdrawal or surrender proceeds as of the end of the Business Day we received your withdrawal or surrender request In Proper Form.
Withdrawals Free of a Surrender Charge and Market Value Adjustment
Subject to the provisions described above, each Contract Year during the surrender charge period or an MVA Term you may withdraw a portion of your Contract Value without incurring a surrender charge or MVA. This amount is referred to as the “free withdrawal amount.” While the Contract is in the surrender charge period, the free withdrawal amount in each Contract Year is equal to 10% of the aggregate Purchase Payments. No surrender charge is imposed on withdrawals after the end of the surrender charge period. For subsequent MVA Terms, the free withdrawal amount in each Contract Year is equal to 10% of the Contract Value on the Contact Anniversary corresponding to the start of the MVA Term. At the end of an MVA Term, if a subsequent MVA Term is not renewed, an MVA will no longer be applied to amounts withdrawn or surrendered from the Contract. Withdrawals of mandatory RMDs from certain Qualified Plans and the maximum annual withdrawal amount allowed under the GLWB Rider count towards the calculation of the free withdrawal amount for a Contract Year. Any eligible portion of the annual free withdrawal amount not withdrawn during a Contract Year may not be carried over to the next Contract Year. The annual free withdrawal amount may trigger an Interim Value Calculation and Adjustment, premium taxes and/or other taxes, including federal income tax on its taxable portion, and may be subject to a tax penalty of 10% if the investor has not reached age 59 1∕2.
Pre-Authorized Withdrawals
If your Contract Value is at least $5,000, you may select pre-authorized withdrawals any time before your Annuity Date. You may choose monthly, quarterly, semi-annual or annual withdrawals. Each withdrawal must be for at least $500, except for withdrawals distributed by Electronic Funds Transfer (EFT), which must be at least $100. Each pre-authorized withdrawal may also be subject to surrender charges, an MVA, premium taxes and/or other taxes, federal income tax on its taxable portion, and may be subject to a tax penalty of 10% if you have not reached age 59 1∕2. Pre-authorized withdrawals will trigger an Interim Value Calculation and Adjustment if withdrawn from the ILOs before the end of a Term. Pre-authorized withdrawals cannot be used to continue the Contract beyond the Annuity Date. See FEDERAL TAX ISSUES and THE GENERAL ACCOUNT. If you intend to take ongoing systematic withdrawals, you should consult with a financial professional to discuss any adverse impact of such ongoing withdrawals and whether this Contract is appropriate for you.
Special Requirements for Withdrawals and Payments to Third Party Payees
Withdrawals may not be directed to individual third-party payees. If you wish to have a surrender or withdrawal check made payable to a third-party payee that is a financial institution, trust, or charity, you must provide complete instructions and the request may require an original signature and/or signature guarantee.
Special Restrictions Under Qualified Plans
Qualified Plans may have additional rules regarding withdrawals from a Contract purchased under such a Plan. In general, if your Contract was issued under certain Qualified Plans, you may not withdraw amounts attributable to contributions made pursuant to a salary reduction agreement (as defined in Code Section 402(g)(3)(A)) or to transfers from a custodial account (as defined in Code Section 403(b)(7)) except in cases of your:
•
severance from employment,

•
death,

•
disability as defined in Code Section 72(m)(7),

•
distributions upon termination of a Qualified Plan,

•
reaching age 59 1∕2, or

•
hardship as defined for purposes of Code Section 401.

These limitations do not affect certain rollovers or exchanges between Qualified Plans, and do not apply to rollovers from these Qualified Plans to an individual retirement account or individual retirement annuity. In the case of a 403(b) plan, these limitations do not apply to certain salary reduction contributions made, and investment results earned, prior to dates specified in the Code. Hardship withdrawals under the exception provided above are restricted to amounts attributable to salary reduction contributions, and do not include investment results. This additional restriction does not apply to salary reduction contributions made, or investment results earned, prior to dates specified in the Code.
Certain distributions, including rollovers, may be subject to mandatory withholding of 20% for federal income tax and to an additional tax of 10% if the distribution is taken before age 59 1∕2, and is not transferred directly to the trustee of another Qualified Plan, or to the custodian of an individual retirement account or issuer of an individual retirement annuity. See FEDERAL TAX ISSUES — Tax Withholding for Qualified Contracts. Distributions may also trigger withholding for state income taxes. The tax and ERISA rules relating to withdrawals from Contracts issued to Qualified Plans are complex. We are not the administrator of any Qualified Plan. You should consult your qualified tax advisor and/or your Plan Administrator before you withdraw any portion of your Contract Value.
Tax Consequences of Withdrawals
All withdrawals, including pre-authorized withdrawals, will generally have federal income tax consequences, which could include federal income tax on the taxable portion, and a tax penalty of 10% if you have not reached age 59 1∕2. If you elect the GLWB Rider, taking a withdrawal before the age of 59 1∕2, as well as Early and Excess Withdrawals, may result in adverse tax consequences such as a 10% tax penalty. You should consult with a qualified tax advisor before making any withdrawal or selecting the pre-authorized withdrawal option. See FEDERAL TAX ISSUES — 10% Tax Penalty Applicable to Certain Withdrawals and Annuity Payments.
EFFECT OF WITHDRAWALS AND SURRENDERS
All withdrawals will reduce your Contract Value and death benefit. The reduction may be significant, and may be more than the amount of the withdrawal. If you purchase the Income Guard, Early and Excess Withdrawals may significantly reduce the benefits provided by the Rider by reducing the benefit by an amount greater than the value withdrawn, and/or could terminate the benefit if the Contract is reduced to zero. All withdrawals, including guaranteed lifetime withdrawals under the Income Guard rider, may also affect the availability of the ROP Death Benefit Rider, perhaps significantly, and/or could terminate the benefit if the Contract Value is reduced to zero.

Withdrawals and Surrenders from the Fixed Account
Withdrawals from the Fixed Account Option will reduce the Fixed Account Option Value by the amount requested on a dollar-for-dollar basis. Withdrawals and surrenders from the Fixed Account may be subject to surrender charges, an MVA, taxes, and tax penalties. Any applicable surrender charge, MVA, taxes, and tax penalties will be deducted from the amount you receive from a withdrawal or surrender. The application of a positive MVA could result in a reduction in the amount you receive from a withdrawal or surrender. Certain transactions are not subject to surrender charges or MVAs. See FEES, CHARGES, AND ADJUSTMENTS for more information.
Surrenders from the Fixed Account Option are subject to the Fixed Account Minimum Value, as required by state law. The Fixed Account Minimum Value is equal to all amounts allocated to the Fixed Account Option multiplied by 87.5% (90% in some states), adjusted for any withdrawals or transfers from the Fixed Account Option, then accumulated at the non-forfeiture rate, which ranges from 1.00% to 3.00% depending on the applicable state law. See APPENDIX E: STATE VARIATIONS for more information. If necessary to meet this minimum, charges will be waived.
Withdrawals and Surrenders from the ILOs
Withdrawals (including RMDs, free withdrawal amounts, pre-authorized withdrawals, rider charges, and any guaranteed withdrawal amounts under the GLWB Rider) from an ILO on the Contract Anniversary corresponding with the Term End Date will reduce the Investment Base and death benefit by the dollar amount requested after the ILO Credit is applied. If you surrender the Contract Value in the ILOs on the Term End Date, you will receive the entire ILO Value. Any applicable surrender charge, MVA, taxes, and tax penalties will be deducted from the amount you receive from the withdrawal or surrender.
If you take a surrender (including Free Look surrenders) or withdrawal (including RMDs, free withdrawal amounts, pre-authorized withdrawals, rider charges, and guaranteed withdrawal amounts under the GLWB Rider) from an ILO during a Term, the withdrawal will trigger an Interim Value Calculation to your ILO Value. The Interim Value calculated could be less than your investment in the ILO even if the Index is performing positively, and may be less than the amount you would receive had you held the investment until the end of the Term after the application of the Protection Level. This means that there could be significantly less money available under your Contract for a surrender or withdrawal during the Term. Withdrawals or surrenders that are based on ILO Interim Value(s) could result in the loss of your principal investment and previously credited Contract earnings, and in extreme circumstances such losses could be as high as 100%. The maximum loss would only occur in extreme circumstances upon a withdrawal or surrender of your ILO Value during the Term. A withdrawal will reduce your Interim Value by the amount requested and will reduce your Investment Base in the ILO and the death benefit by the same proportion that the Interim Value is reduced by the withdrawal (an Interim Value Adjustment). Any applicable surrender charge, MVA, taxes, and tax penalties will be deducted from the amount you receive from a withdrawal or surrender. The resulting reduction in your Investment Base and death benefit may be more than the amount of the withdrawal and may be significant, and will reduce your Investment Base for the remainder of the Term. Amounts withdrawn or surrendered will not receive an ILO Credit.
A reduction in your Interim Value will cause your ILO Value for the remainder of the Term to be lower than if you did not take the withdrawal. Withdrawals based on Interim Value may significantly reduce the value of any gains credited at the end of the Term because the dollar amount of the ILO Credit is calculated as a percentage of the Investment Base, which will be reduced proportionately by the withdrawal. Neither the Protection Level nor the Crediting Strategy will be applied to the Interim Value. The Interim Value Calculation and Adjustment could result in a loss, and this loss may be greater than the loss that would be incurred on the Term End Date after the application of the Protection Level. The Interim Value Calculation and Adjustment could also result in lower gain than would be credited on the Term End Date after the application of the Crediting Strategy. All withdrawals (including guaranteed withdrawal amounts) taken from the ILOs before the end of a Term under the GLWB Rider will be based on Interim Value(s), which could result in significant losses. All withdrawals based on Interim Values will also affect the availability of the ROP Death Benefit Rider, perhaps significantly, and/or could terminate the benefit if the Contract is reduced to zero.
Please note that the Contract permits ongoing withdrawals and deductions from the ILOs prior to the Term End Date, such as guaranteed withdrawal amounts under the GLWB Rider, rider charges, systematic withdrawals, and/or required minimum distributions. These withdrawals and deductions may have an adverse effect on the values and benefits under your Contract. If you intend to take ongoing withdrawals or elect optional features with ongoing deductions, you should consult with a financial professional to discuss any potential adverse impact of such ongoing withdrawals and deductions and whether this Contract is appropriate for you.
You may contact us at our Service Center to obtain your Interim Value(s) for any ILO in which you are invested prior to initiating a transaction, although your Interim Value(s) may change by the time the transaction is executed. To avoid an Interim Value Calculation and Adjustment to your ILO Value, you should schedule withdrawals and other transactions to fall on Term End Dates.

Withdrawals Under the Performance Lock
While you may still exercise the Performance Lock feature after taking a withdrawal, because your Interim Value for the remainder of the Term will generally be lower than if you did not take a withdrawal, the Interim Value that you are able to lock-in with the Performance Lock feature will likely be lower than the Interim Value that would have been possible had you not taken the withdrawal. Withdrawals from the locked-in amount are not subject to an Interim Value Calculation and will not result in an Interim Value Adjustment to the Investment Base or death benefit, but are subject to applicable surrender charges, MVA, taxes, and tax penalties. Withdrawals will reduce the locked-in value by the amount requested. Any applicable surrender charge, MVA, taxes, and tax penalties will adjust the amount you receive from the withdrawal. See PERFORMANCE LOCK for more information.

TRANSFERS AND REALLOCATIONS

You may transfer or reallocate Contract Value into one or more of the available ILOs and the Fixed Account Option. You may transfer Contract Value to and from the ILOs among the available Interest Crediting Options, free of charge, or reallocate your ILO Value into the same ILO for a new Term, on the Term End Date, which will fall on a Contract Anniversary. Transfers to and from the Fixed Account are permitted every Contract Anniversary. Transfers and reallocations among the ILOs are not permitted during a Term (except transfers permitted on the next Contract Anniversary after the exercise of the Performance Lock on a 6-year ILO). Transfers are not permitted during the Contract Year for amounts invested in the Fixed Account. Transfer instructions may be submitted to us at any time prior to the close of the Business Day on the upcoming Term End Date, and must be provided at least prior to the close of Business on the Term End Date, which will fall on a Contract Anniversary. If we receive your request on a non-Business Day or after the close of a Business Day, your request will be deemed to be received on the next Business Day. Transfer instructions can be requested, changed or cancelled any time prior to close of Business on the Term End Date.
We will send you a notice 30 days prior to the Term End Date (or the Contract Anniversary for amounts invested in the Fixed Account) explaining the ILOs available to you for transfer or reallocation on the next Contract Anniversary, reminding you to review any transfer instructions you may have previously submitted to us, and directing you to our website where you can view the renewal interest rates and ILO Crediting Strategy rates declared for the next Term.
We have the right, at our discretion (unless otherwise required by law), to require certain minimums in the future in connection with transfers. These may include a minimum transfer amount and a minimum Contract Value, if any, in the Interest Crediting Option from which the transfer is made or to which the transfer is made. If your transfer request results in your having a remaining Contract Value in an Interest Crediting Option that is less than $500 immediately after such transfer, we may (with prior written notice) transfer that Contract Value to the other Interest Crediting Options you are invested in on a pro rata basis, relative to your most recent allocation instructions.
Any policy we may establish with regard to the exercise of any of these rights will be applied uniformly to all Contract Owners.
TRANSFER RESTRICTIONS
Transfers and reallocations may only be made into a 6-year ILO Term at the beginning of an MVA Term. During the first 6 Contract Years, your Contract is automatically subject to the Initial MVA Term, regardless of the Interest Crediting Option you select. At the end of the Initial MVA Term, you will only be able to transfer or reallocate your Contract Value into a 6-year ILO if you elect to renew the MVA Term, and allocate some or all of your Contract Value into the 6-year ILO at the start of the new MVA Term. If you decline to renew any MVA Term after the Initial MVA Term, you will be unable to invest in 6-year ILOs, and only 1-year ILOs and the Fixed Account Option will be available to you for the remainder of the time you own the Contract. See FEES, CHARGES, AND ADJUSTMENTS — MARKET VALUE ADJUSTMENT earlier in this Prospectus for more information.
If you elect the Income Guard, you must transfer and reallocate your Contract Value according to the investment allocation restrictions under the Rider. You will be unable to allocate Contract Value into ineligible Interest Crediting Options. The Fixed Account and all 1-year ILOs are the currently-eligible Interest Crediting Options under the Rider. You may not invest in 6-year ILOs. In the event that an investor with the Income Guard selects an ineligible ILO, the transfer instruction would be deemed not In Proper Form and new instructions would need to be provided. See INCOME GUARD for more information.

DEFAULT ALLOCATION PROCEDURES
If we do not receive transfer instructions from you prior to the close of Business on the Term End Date, we will automatically reallocate or transfer your ILO Value. Your Contract Value in any expiring 1-year ILO will remain in its current allocation for the next Term, subject to the renewal Crediting Strategy Rates declared for that Term, as long as that ILO remains available for investment, unless other instructions are provided. The Protection Levels (Buffer, Dual Direction Buffer, and Floor Rates) for the ILOs are guaranteed not to change for as long as we offer those ILOs. Any Contract Value in an expiring 6-year ILO will also remain in its current allocation for the next 6-year Term, subject to the renewal Crediting Strategy Rates, as long as that ILO remains available and the MVA Term is renewed. The Protection Level will not change. If no transfer instructions are received and your Contract Value is invested in a 1-year ILO that is not available for reallocation for a Subsequent Term, the Contract Value in the expiring ILO will automatically be transferred to the Fixed Account Option, subject to the renewal Guaranteed Rate, until the next Contract Anniversary. If your Contract Value is invested in a 6-year ILO that is not available for reallocation for a Subsequent Term, or if you do not renew the MVA Term, in the absence of transfer instructions, the Contract Value in the expiring ILO will automatically be transferred to the corresponding 1-year ILO (i.e., a 1-year ILO with the same reference Index, type of Crediting Strategy and Protection Level, and Protection Level rate), subject to the renewal Crediting Strategy Rates, until the next Contract Anniversary. If the corresponding 1-year ILO is not available for investment, the Contract Value in the expiring ILO will automatically be transferred to the Fixed Account Option, subject to the renewal Guaranteed Rate, until the next Contract Anniversary. Amounts already in the Fixed Account will remain in the Fixed Account, subject to the renewal Guaranteed Rate. Amounts that are automatically reallocated or transferred in the absence of transfer instructions cannot be reallocated until the next Term End Date, or Contract Anniversary if the amount is invested in the Fixed Account.

INCOME GUARD

GENERAL INFORMATION
The Income Guard rider (the “GLWB Rider” or the “Rider”) is subject to availability (including state availability) and may be discontinued for purchase at any time. If we decide to discontinue offering the optional Rider, we will amend this Prospectus. The Rider may not be available through your financial professional. You may obtain information about the optional benefits that are available to you by contacting your financial professional. Withdrawals taken under the GLWB Rider from the ILOs may trigger the use of Interim Value for withdrawals. You may contact us at our Service Center to obtain your Interim Value(s) for any ILO in which you are invested. Ongoing withdrawals under the Rider may have an adverse effect on the values and benefits under your Contract. Before purchasing the optional Rider, make sure you understand the terms and conditions and the risk of potentially negative adjustments. You should consult with your financial professional for advice on whether the optional Rider is appropriate for you.
Your election to purchase the optional Rider must be received In Proper Form. Investors should not purchase the GLWB Rider if they intend to take regular withdrawals in excess of the Rider annual withdrawal amount or do not intend to take any regular withdrawals. Withdrawals in excess of the GLWB Rider annual withdrawal amount and withdrawals before the age of 59 1∕2 may result in adverse consequences such as a 10% tax penalty, a permanent reduction in Rider benefits, the failure to receive lifetime withdrawals under the Rider, or termination of the Rider.
The Income Guard rider available through this Contract for an additional cost is categorized as a guaranteed lifetime withdrawal benefit rider.
The GLWB Rider focuses on providing an income stream for life through withdrawals during the accumulation phase, if certain conditions are met. The Rider may vary in the percentage that may be withdrawn each year, and how long the withdrawals may last (for example, for a Single Life or for Joint Lives). The Rider also offers the potential to lock-in gains on each Contract Anniversary, which may increase the annual amount you may withdraw each year under the Rider. Such locked-in gains are only used to calculate annual Rider withdrawal limits and are not added to the Contract Value, used to calculate interest on amounts allocated to the Fixed Account Option or determine any ILO Credit, withdrawable as a lump sum, payable as a death benefit, or used in calculating any Annuity Option under the Contract.
When certain conditions are met, the GLWB (Single or Joint) Rider provides an income stream regardless of market performance, even if your Contract Value is reduced to zero (due to Compliant Withdrawals, fees, market performance, or otherwise). Withdrawals made under the Rider are from the Owner’s Contract Value until the Contract Value is reduced to zero. The Company is only required to make lifetime income payments to the Owner from its own assets once the Contract Value is reduced to zero (unless due to Excess Withdrawals or Early Withdrawals), which may never occur.

For purposes of this Rider, the term “withdrawal” includes any applicable surrender charges, MVA, and taxes. Compliant Withdrawals under the Rider are not subject to surrender charges or the MVA. However, Excess Withdrawals and Early Withdrawals will be subject to applicable surrender charges and the MVA. Amounts withdrawn under this Rider will be subject to the same conditions, limitations, restrictions and deductions, if applicable, as withdrawals otherwise made under the provisions of the Contract. All withdrawals taken under the GLWB Rider from the ILOs before the Term End Date will trigger the use of Interim Value for withdrawals, which could result in significant losses. Withdrawals under this Rider are not annuity payouts. Annuity payouts generally receive a more favorable tax treatment than other withdrawals.
If your Contract is a Qualified Contract, including a TSA/403(b) Contract, you are subject to restrictions on withdrawals you may take prior to a triggering event (e.g. reaching age 59 1∕2, separation from service, disability) and you should consult your tax or legal advisor prior to purchasing this optional Rider, the primary benefit of which is guaranteeing withdrawals. If the Contract is a Qualified Contract, taking withdrawals before age 59 1∕2 may subject the investor to a 10% penalty tax for early withdrawal. For additional information regarding withdrawals and triggering events, see FEDERAL TAX ISSUES — IRAS AND QUALIFIED PLANS.
Rate Sheet Prospectus Supplement
A Rate Sheet Prospectus Supplement is currently used for the Income Guard rider. This supplement is a periodic supplement to the Prospectus that discloses the annual Rider charge percentage, Deferral Credit percentage, and Withdrawal Percentages for the Rider. You can obtain current percentage rates by calling your financial professional, visiting www.PacificLife.com, or by calling us at (800) 722-4448.
To receive the applicable percentages in a supplement, your application must be signed on or after the date referenced in the supplement, and your application with cash or transfer/exchange request must be received, In Proper Form, within 14-calendar days after the date you sign your application. For transfer/exchange requests, we must receive, In Proper Form, the initial Purchase Payment within 60-calendar days after the date you sign your application. See BUYING THE CONTRACT — RATE LOCK in the Prospectus. Once the Rider is issued, your percentages will not change as long as you own the Rider (even if a Reset occurs as described in the Reset of Protected Payment Base subsection below).
We will periodically issue new supplements that may reflect percentages that may be higher or lower than the percentages in a previous supplement.
Subject to meeting the timelines referenced in the applicable supplement, on the issue date, if the percentages we are currently offering have changed since the date you signed your application, the following will apply:
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If the Deferral Credit percentage increased, you will receive the higher percentage in effect on the Contract Issue Date.

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If the Withdrawal Percentage increased, you will receive the higher percentages in effect on the Contract Issue Date.

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If the annual Rider charge percentage decreased, you will receive the lower percentage in effect on your Contract Issue Date.

However, if the Deferral Credit and/or any Withdrawal Percentage decreased, or the annual Rider charge percentage increased, you will receive the Deferral Credit, Withdrawal Percentage, and annual Rider charge percentage in effect on the date you signed your application. The comparison is only made to the applicable Withdrawal Percentage and Deferral Credit percentage based on the Designated Life’s age (youngest Designated Life for the Joint Life option) on the Rider Effective Date.
If the necessary paperwork and initial Purchase Payment are not received within the timeframes stated in the applicable supplement, you will receive the applicable percentages in effect as of the Contract Issue Date.
Review the Rate Sheet Prospectus Supplement provided to you at Contract issue, review the Rider specifications page you receive for your Contract, speak with your financial professional, or call us at (800) 722-4448 to confirm the percentages applicable to you.
The current Rate Sheet Prospectus Supplement for new Contract issues can be found at the front of this Prospectus. Historical Deferral Credit percentages, Withdrawal Percentages, and annual Rider charge percentages under superseded Rate Sheet Supplements will be added in a future appendix to this Prospectus.
OVERVIEW OF THE RIDER
If you choose to purchase the Rider, beginning at age 59 1∕2, or three years from the Rider Effective Date, whichever is later, you will have the option to withdraw up to a maximum amount (the Protected Payment Amount, plus any Income Rollover

Amount) each year until the Rider terminates. On the Rider Effective Date, you will elect either a single or joint life benefit. You will have the opportunity to change this election, and/or the Designated Lives under the Rider, prior to the Income Commencement Date.
The Rider provides a Protected Payment Amount that you can withdraw each Contract Year after the Income Commencement Date. The Protected Payment Amount is first determined on the Income Commencement Date, and re-determined for each year thereafter on the next Contract Anniversary. The Protected Payment Amount is equal to your Protected Payment Base, multiplied by the applicable Withdrawal Percentage. Your Protected Payment Base is initially equal to your initial Purchase Payment. The Withdrawal Percentage is initially determined based on your age (or the age of the youngest Designated Life for Joint Life) on the Rider Effective Date, and will be increased by Deferral Credits each Contract Anniversary for 10 Contract Years or until you choose to begin receiving Lifetime Withdrawals under the Rider, whichever occurs first. The Rider also provides for automatic increases (“Resets”) to the Protected Payment Base each Contract Anniversary after the Rider Effective Date if the Contract Value is at least $1.00 greater than the current Protected Payment Base on the Contract Anniversary.
The GLWB Rider may be purchased with or without the Return of Purchase Payments Death Benefit Rider. Once the Rider is purchased, you cannot voluntarily terminate the Rider. See TERMINATION for more information. The GLWB Rider is subject to investment restrictions. Please see the detailed Rider description below for complete information about the optional GLWB Rider and its features and benefits. Work with your financial professional to understand all of the terms and conditions of the GLWB Rider prior to purchase. Together, you can decide whether the optional GLWB Rider is appropriate for you.
PURCHASING THE RIDER
Prior to purchase, you must obtain our approval if your total Purchase Payments total $1,000,000 or greater.
Subject to availability and the conditions outlined below, the Rider may only be purchased on the Contract Issue Date. In order to purchase the Rider, you must elect the Rider on the Contract application. Pacific Life reserves the right to cease offering the Rider to new purchasers. If the Rider is not elected on the Contract application, the Rider may not be elected at a later date. Depending on market conditions, initial and renewal Crediting Strategy rates may vary if you elect the Rider. Crediting Strategy rates for Owners who elect the GLWB Rider will typically be equal to Crediting Strategy rates for Owners who do not elect the GLWB Rider. However, Crediting Strategy rates may be lower for GLWB Rider Contracts. When deciding whether or not to elect the Rider, consider the potential effect of the Rider on Crediting Strategy rates.
To purchase the Rider, the following conditions must be met:
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Age requirement. The Designated Life/lives must be between the ages of 45 and 85 years old at the time of Rider purchase. Any Joint, or Contingent Annuitant must also be between the ages of 45 and 85 years old at the time of Rider purchase.

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Investment requirements. You must allocate your entire Contract Value in accordance with the investment allocation restrictions listed under INVESTMENT ALLOCATION RESTRICTIONS.

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Single or Joint Life must be elected on the Rider Effective Date and the registration requirements below will apply based on the election. You may change this election and/or Designated Lives prior to the Income Commencement Date. Please see ELIGIBILITY OF LIFETIME BENEFITS & CHANGE OF SINGLE/JOINT LIFE OPTION for restrictions and further details.

Single Life Rider ownership requirements.
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The Designated Life must be an Owner and must also be an Annuitant.

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The Designated Life is the youngest Annuitant for a non-natural ownership.

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Single Life Rider is permitted with Joint Ownership, as long as the Designated Life is identified on the Rider Effective Date. Either Owner may be chosen as the Designated Life.

Joint Life Rider ownership requirements.
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Both Designated Lives must be natural persons who are each other’s spouses on the Rider Effective Date.

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The Contract must be structured such that upon death of one Designated Life, the surviving Designated Life may retain or assume ownership of the Contract.

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Any Owner/Annuitant must be a Designated Life (except for custodial-owned IRA or TSA).

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For purposes of meeting these eligibility requirements, both Designated Lives must be any one of the following:

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Joint Owners, where the Owners are each other’s spouses; or

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A sole Owner with the Owner’s spouse designated as the sole primary beneficiary; or

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If the Contract is registered as a custodial IRA or TSA, the beneficial Owner must be the Annuitant and the Annuitant’s spouse must be designated as the sole primary beneficiary under the Contract. The custodian, under a custodial owned IRA or TSA, for the benefit of the beneficial Owner, may be designated as the sole primary beneficiary, provided that the spouse of the beneficial Owner is the sole primary beneficiary of the custodial account.

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Joint Life Rider is not permitted with non-natural Ownership or qualified plans.

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Unpermitted Plan Types.   The Rider is not allowed on any of the following plan types:

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Post-death Non-qualified, Inherited IRAs, Inherited Roth IRAs and Inherited TSAs

INVESTMENT ALLOCATION RESTRICTIONS
If you elect the Rider, your Contract Value may only be allocated to the eligible Interest Crediting Options under the Rider as of the Rider Effective Date, which will be the Contract Issue Date. The eligible Interest Crediting Options under the Rider are the Fixed Account Option and any of the available ILOs with a 1-year Term. You may not invest in 6-year ILOs. If the Rider is elected, you will be unable to allocate Contract Value to any ineligible ILO.
By adding the Rider to your Contract, you agree to the investment allocation restrictions for the entire period that you own the Rider. These requirements limit the number of Interest Crediting Options that are otherwise available to you under your Contract. We reserve the right to add, remove or change the eligible Interest Crediting Options under the Rider at the end of a Term. We may make such a change due to changes in market conditions, an Index substitution, or to help protect our ability to provide the guarantees under the Rider.
If you have already invested in an eligible Interest Crediting Option, a change to an existing eligible Interest Crediting Option will not require you to transfer the total amount of Contract Value allocated to an affected Interest Crediting Option, except when an ILO is made unavailable for investment at the end of a Term. If we change the eligible Interest Crediting Options under the Rider at the end of a Term, we will provide notice at least 30 days prior to the Term End Date, and you will be able to provide us with instructions to transfer any affected Contract Value into eligible Interest Crediting Options as of that Contract Anniversary date. If no transfer instructions are received within the appropriate timeframe, we will automatically transfer your affected Contract Value into the Fixed Account Option.
Our right to add or remove eligible Interest Crediting Options may limit the number of Interest Crediting Options that are available to you under your Contract in the future. We have the right to significantly reduce the number of eligible Interest Crediting Options even to a single conservative ILO and the Fixed Account Option. The S&P 500® 1-year ILO with Cap and 10% Buffer, in addition to the Fixed Account, will always be available under your Contract. Please discuss with your financial professional if this Contract and the GLWB Rider are appropriate for you given our right to make changes to the eligible Interest Crediting Options.
The eligible Interest Crediting Options seek to minimize the Company’s risk and may reduce overall volatility in investment performance, which may reduce investment returns, and may reduce the likelihood that we will be required to make payments under the optional benefit Rider. The reduction in volatility permits us to more effectively provide the guarantees under the Contract.
TRANSFERS
Transfer provisions as stated in the TRANSFERS AND REALLOCATIONS section earlier in this Prospectus remain unchanged by this Rider. Transfers (or reallocations) into ineligible ILOs will not be permitted. In the event that an investor with the GLWB Rider selects an ineligible ILO, the transfer instruction would be deemed not In Proper Form and new instructions would need to be provided.
SUBSEQUENT PURCHASE PAYMENTS
Subsequent Purchase Payments will increase the Contract Value and Protected Payment Base immediately following the payment, by the amount of the Purchase Payment. Increasing your Contract Value through Subsequent Purchase Payments may increase the amount you may withdraw annually under the Rider without taking an Excess Withdrawal.

IMPORTANT RIDER TERMS
Compliant Withdrawal — Withdrawals taken on or after the Income Commencement Date of up to the allowable Protected Payment Amount, plus any applicable Income Rollover Amount in a Contract Year. An RMD is deemed a Compliant Withdrawal when it is made in accordance with the terms described under WITHDRAWALS below.
Deferral Credit — The annual percentage increase that is added to the Withdrawal Percentage each year until the earliest of the Income Commencement Date or the end of the Deferral Credit period. The initial Deferral Credit percentage is based on the Designated Life’s (youngest Designated Life for Joint Life Option) age on the Rider Effective Date. If the Income Commencement Date has not occurred, then a Deferral Credit is added to the Withdrawal Percentage on each Contract Anniversary for 10 years or until the Income Commencement Date, whichever occurs first. Early Withdrawals do not stop the Deferral Credit but will reduce the Protected Payment Base. Upon making an allowable Rider Change (see ELIGIBILITY FOR LIFETIME BENEFITS & CHANGE OF SINGLE/JOINT LIFE OPTION below), the amount of the Deferral Credit may be re-determined based on the age of the new Designated Life (youngest Designated Life for Joint Life Option) on the Rider Effective Date. A Reset will not restart the Deferral Credit period. The Deferral Credit percentage is disclosed in the Rate Sheet Prospectus Supplement applicable to your Contract.
Designated Lives (each, a Designated Life) — The person(s) upon whose life or lives the benefits of this Rider are based. The Designated Life or Lives is/are elected on the Rider Effective Date. The Designated Life or Lives may only be changed prior to the Income Commencement Date. See ELIGIBILITY FOR LIFETIME BENEFITS & CHANGE OF SINGLE/JOINT LIFE OPTION below.
Early Withdrawal (Non-Compliant Withdrawal) — Any withdrawal (including RMDs) taken prior to the Income Commencement Date.
Eligible Lifetime Withdrawal Date — The earliest date that the Owner may designate as the Income Commencement Date. The Eligible Lifetime Withdrawal Date is the later of the date the Designated Life (youngest Designated Life for Joint Life) attains age 59 1∕2, or three years from the Rider Effective Date. The Eligible Lifetime Withdrawal Date will be recalculated if the Single/Joint Life Option or Designated Lives are changed.
Excess Withdrawal (Non-Compliant Withdrawal) — Any withdrawal (except an RMD Withdrawal) taken after the Income Commencement Date in excess of the Protected Payment Amount, plus any applicable Income Rollover Amount.
Income Commencement Date — The date that the Owner designates Lifetime Withdrawals to begin. If the Owner designates Lifetime Withdrawals to begin on a date that is a non-Business Day, Lifetime Withdrawals will begin on the next Business Day. The Income Commencement Date must be on or after the Eligible Lifetime Withdrawal Date.
Income Rollover Amount — Any remaining portion of the Protected Payment Amount that was not withdrawn during a Contract Year, and that can be withdrawn during the following Contract Year without reducing the Rider benefits. The Income Rollover Amount will not be carried over more than one Contract Year and is not cumulative. The Income Rollover Amount is available beginning on the first Contract Anniversary after the Income Commencement Date. The Income Rollover Amount will not apply beginning in the Contract Year following the year that the Contract Value is reduced to zero.
Lifetime Withdrawals — Withdrawals of the Protected Payment Amount each Contract Year under the Rider beginning after the Income Commencement Date.
Protected Payment Amount — The total dollar amount that can be withdrawn during a Contract Year under this Rider without reducing the Protected Payment Base. The Protected Payment Amount is equal to the Withdrawal Percentage multiplied by the Protected Payment Base. The Withdrawal Percentages are disclosed in the Rate Sheet Prospectus Supplement applicable to your Contract. The Protected Payment Amount may be taken in a lump sum, in multiple withdrawals, or as a series of pre-authorized payments within the Contract Year. If withdrawals are taken from the ILOs during a Term, the ILO’s Interim Value will be used for purposes of accounting for the withdrawal. This will reduce the Investment Base in the ILO in the same proportion that the Interim Value was reduced, and proportionately reduce the death benefit. The resulting reduction to the Investment Base and death benefit may be more than the amount of the withdrawal and may be significantly more. See ACCESS TO YOUR MONEY — EFFECT OF WITHDRAWALS AND SURRENDERS. Any remaining portion of the Protected Payment Amount not withdrawn during a Contract Year can be withdrawn the following Contract Year as a Compliant Withdrawal. This amount is referred to as the Income Rollover Amount, as defined above. Any portion of the Protected Payment Amount not withdrawn during a Contract Year will be carried over for only one Contract Year as the applicable Income Rollover Amount.

Protected Payment Base — An amount used to determine the Protected Payment Amount. The Protected Payment Base is initially equal to the initial Purchase Payment. The Protected Payment Base is reduced for Early Withdrawals by same proportion that an Early Withdrawal reduces the Contract Value. The Protected Payment Base is reduced by Excess Withdrawals by the same proportion that the amount of the withdrawal in excess of the Protected Payment Amount (plus any Income Rollover Amount) reduces the Contract Value minus the Compliant Withdrawal amount. On each Contract Anniversary after the Rider Effective Date, a Reset of the Protected Payment Base will occur if the Contract Value is at least $1.00 greater than the Protected Payment Base.
Reset — An automatic increase to the Protected Payment Base to equal the Contract Value on each Contract Anniversary after the Rider Effect Date that the Contract Value is at least $1.00 greater than the Protected Payment Base on that date.
Reset Date — Any Contract Anniversary on which a Reset occurs.
Rider Effective Date — The date that the guarantees and charges for the Rider become effective. This will be the Contract Issue Date.
Withdrawal Percentage — The percentage that is multiplied by the Protected Payment Base each Contract Anniversary after the Income Commencement Date to determine the Protected Payment Amount for that Contract Year. The initial Withdrawal Percentage for each age band is disclosed in the Rate Sheet Prospectus Supplement applicable to your Contract. After the Rider Effective Date, the Withdrawal Percentage will be increased by the Deferral Credit on each Contract Anniversary for 10 Contract Years or until the Income Commencement Date, whichever occurs first. The Withdrawal Percentage will not change after the Income Commencement Date.
HOW THE RIDER WORKS
Protected Payment Amount
Beginning at age 59 1∕2, or three years from the Rider Effective Date, whichever is later (the “Eligible Lifetime Withdrawal Date”), you can elect to begin Lifetime Withdrawals (the “Income Commencement Date”). On or after the Income Commencement Date, you can withdraw up to the Protected Payment Amount, plus any Income Rollover Amount, each Contract Year, regardless of market performance, until the Rider terminates. The Protected Payment Amount is determined on each Contract Anniversary after the Income Commencement Date by multiplying the applicable Withdrawal Percentage by the Protected Payment Base. There is no Protected Payment Amount prior to the Income Commencement Date.
The Withdrawal Percentage is initially determined based on the Designated Life’s (youngest Designated Life for Joint Life) age on the Rider Effective Date. The applicable Withdrawal Percentage will apply for each age band. The Withdrawal Percentages are disclosed in the Rate Sheet Prospectus Supplement applicable to your Contract. After the Rider Effective Date, the Withdrawal Percentage will be increased by the amount of the Deferral Credit percentage each Contract Anniversary for 10 Contract Years or until the Income Commencement Date, whichever occurs first. The Withdrawal Percentage will not change after the Income Commencement Date, unless the Single/Joint Life Option or the Designated Lives change.
The Protected Payment Base is initially equal to the initial Purchase Payment, plus any Subsequent Purchase Payments. On each Contract Anniversary after the Rider Effective Date, the Protected Payment Base may increase due to any Reset if the Contract Value is at least $1.00 greater than the Protected Payment Base on that date. Please see Reset of the Protected Payment Base below for more information. The Protected Payment Base during a Contract Year will be reduced (possibly to zero) due to Excess or Early Withdrawals. See WITHDRAWALS below for more information. When recalculated each Contract Anniversary, if the Protected Payment Base is less than that of the prior Contract Anniversary, the new Protected Payment Amount will also be less. If the Protected Payment Base is greater than that of the prior Contract Anniversary, the new Protected Payment Amount will also be greater. Please see APPENDIX C for examples demonstrating the determination of the Protected Payment Base, the Protected Payment Amount, and the application of the Withdrawal Percentage and Deferral Credits.
The Protected Payment Amount may be taken in a lump sum, in multiple withdrawals, or as a series of pre-authorized payments within the Contract Year. If withdrawals are taken during the Term of an ILO, the ILO’s Interim Value will be used for purposes of accounting for the withdrawal. This will reduce the Investment Base in the ILO in the same proportion that the Interim Value was reduced and proportionately reduce the death benefit. The resulting reduction in your Investment Base and death benefit may be more than the amount of the withdrawal and may be significantly more. See ACCESS TO YOUR MONEY — EFFECT OF WITHDRAWALS AND SURRENDERS. You are advised to schedule withdrawals to coincide with Term End Dates in order to avoid the use of Interim Value for withdrawals. Contract Owners are also advised to schedule any Non-Compliant Withdrawals after the expiration of the surrender charge period and MVA Term in order to avoid surrender charges or an MVA.

Beginning on the first Contract Anniversary after the Income Commencement Date, any remaining portion of the Protected Payment Amount not withdrawn during a Contract Year (the “Income Rollover Amount”) may be carried over to the next Contract Year and is available for withdrawal during that Contract Year as a Compliant Withdrawal. The Income Rollover Amount will not be carried over more than one Contract Year and is not cumulative. If a withdrawal does not exceed the Protected Payment Amount plus any Income Rollover Amount immediately prior to that withdrawal, the withdrawal will be considered a Compliant Withdrawal. Withdrawals during a Contract Year will first be taken from any available Income Rollover Amount, and then from the current year’s Protected Payment Amount. The Income Rollover Amount does not apply beginning in the Contract Year following the year that the Contract Value is reduced to zero. Please see WITHDRAWALS below for more information.
Deferral Credit
On the Rider Effective Date, the Deferral Credit percentage is determined based on the age of the of the Designated Life (youngest Designated Life for Joint Life) on the Rider Effective Date. The Deferral Credit percentage is disclosed in the Rate Sheet Prospectus Supplement applicable to your Contract. The Deferral Credit percentage will not change after the Rider Effective Date, unless the Single/Joint Life Option or the Designated Lives change. After the Rider Effective Date, the Withdrawal Percentage will be increased by the amount of the Deferral Credit percentage on each Contract Anniversary during the first 10 Contract Years or until the Income Commencement Date, whichever occurs first. After the last Deferral Credit is applied, the Withdrawal Percentage will no longer change.
Upon a change to the Single/Joint Life Option or Designated Lives, the initial Withdrawal Percentage and Deferral Credit will be re-determined based on the attained age of the new Designated Life (youngest Designated Life for Joint Life) on the Rider Effective Date. Upon a re-determination of the initial Withdrawal Percentage and Deferral Credit due to a change to the Single/Joint Life Option or Designated Lives, the Deferral Credit period will not be re-started.
Withdrawals that occur prior to the Income Commencement Date (“Early Withdrawals”) do not alter the amount or application of the Deferral Credit, but will reduce the Protected Payment Base. Please see WITHDRAWALS below for more information.
Reset of the Protected Payment Base
The Protected Payment Base may change over time, which would affect your Protected Payment Amount. On each Contract Anniversary after the Rider Effective Date until the Annuity Date, the Protected Payment Base will automatically be increased (“Reset”) to an amount equal to 100% of the Contract Value on the Reset Date if the Contract Value is at least $1.00 greater than the Protected Payment Base on that date. Reset Dates will always occur on a Contract Anniversary.
The Protected Payment Amount will be recalculated on each Contract Anniversary by multiplying the Withdrawal Percentage by the Protected Payment Base. Any increase in the Protected Payment Base due to a Reset will increase your Protected Payment Amount for the following Contract Year, and will also increase the dollar amount of your Rider charge, which is assessed as a percentage of the Protected Payment Base. On and after each Reset Date, the provisions of this Rider shall apply in the same manner as they applied when the Rider was originally issued. The limitations and restrictions on withdrawals, the deduction of Rider charges, and any future reset options available on and after the Reset Date will again apply and will be measured from that Reset Date.
WITHDRAWAL PERCENTAGE
The applicable Withdrawal Percentage (including Deferral Credits) is multiplied by the Protected Payment Base on the Income Commencement Date and each Contract Anniversary thereafter to determine the Protected Payment Amount for that Contract Year. The initial Withdrawal Percentage is determined based on the Designated Life’s (youngest Designated Life for Joint Life) age on the Rider Effective Date. The Withdrawal Percentages are disclosed in the Rate Sheet Prospectus Supplement applicable to your Contract. The Withdrawal Percentage will not change after the Rider Effective Date (other than due to Deferral Credits), unless the Single/Joint Life Option or the Designated Lives change. Upon a change to the Single/Joint Life Option or Designated Lives, the initial Withdrawal Percentage will be re-determined based on the attained age of the new Designated Life (youngest Designated Life for Joint Life) on the Rider Effective Date.
The Withdrawal Percentage will be increased by the Deferral Credit each year after the Rider Effective Date on the Contract Anniversary for 10 Contract Years or until the Income Commencement Date, whichever occurs first. Upon the Income Commencement Date (or the 10th Contract Anniversary after the Rider Effective Date, if sooner), the Withdrawal Percentage (including Deferral Credits) will be established and will not change for the life of the Contract.

WITHDRAWALS
All withdrawals under the Rider reduce the Contract Value and death benefit in the same manner as any other withdrawal, according to the terms described earlier in this Prospectus under ACCESS TO YOUR MONEY — WITHDRAWALS AND SURRENDERS.
Compliant Withdrawals
After the Income Commencement Date, you may withdraw up to the Protected Payment Amount, plus any income Rollover Amount, each Contract Year, regardless of market performance, until the Rider terminates. Compliant Withdrawals are withdrawals, taken on or after the Income Commencement Date, of amounts up to the allowable Protected Payment Amount, plus any Income Rollover Amount, in a Contract Year. If a withdrawal does not exceed the Protected Payment Amount plus any Income Rollover Amount immediately prior to that withdrawal, the withdrawal will be considered a Compliant Withdrawal. Compliant Withdrawals are not subject to an MVA or surrender charge.
If a withdrawal is a Compliant Withdrawal, the Protected Payment Base for that Contract Year will not be affected. The Protected Payment Amount will be adjusted each Contract Anniversary according to the terms described above. Any portion of the Protected Payment Amount not withdrawn during a Contract Year (the “Income Rollover Amount”) may be carried over to the following Contract Year and is available for withdrawal during that Contract Year as a Compliant Withdrawal. The Income Rollover Amount will not be carried over more than one Contract Year and is not cumulative. The Income Rollover Amount does not apply in the Contract years following the year that that the Contract Value is reduced to zero. Withdrawals during a Contract Year will first be taken from any available Income Rollover Amount, and then from the current year’s Protected Payment Amount. The Protected Payment Amount, plus any Income Rollover Amount, may be taken in a lump sum, in multiple withdrawals, or as a series of pre-authorized payments within the Contract Year. Any portion of the Protected Payment Amount not withdrawn during a Contract Year will be carried over for only one Contract Year as the Income Rollover Amount. Please see APPENDIX C for examples demonstrating the operation of a Compliant Withdrawal.
For qualified Contracts, the amount taken to satisfy the RMD after the Income Commencement Date will be considered a Compliant Withdrawal under the following circumstances:
•
The Owner is participating in Pacific Life’s automated RMD program; and

•
The amount taken satisfies the RMD under the Contract.

For more detail on RMD’s please see Required Minimum Distributions (RMDs) below.
Non-Compliant Withdrawals
Excess Withdrawals
Excess Withdrawals are any withdrawals (except an RMD withdrawal) taken after the Income Commencement Date in excess of the Protected Payment Amount, plus any applicable Income Rollover Amount, for that Contract Year. Excess Withdrawals will reduce the Protected Payment Base. If a Non-Compliant Withdrawal exceeds the Protected Payment Amount, plus any Income Rollover Amount, immediately prior to that withdrawal, the Protected Payment Base will be reduced by the same proportion that the amount of the withdrawal in excess of the Protected Payment Amount (plus any Income Rollover Amount) reduces the Contract Value in excess of the Compliant Withdrawal amount. Excess Withdrawals are also subject to surrender charges and an MVA if taken during the surrender charge period or an MVA Term.
Excess Withdrawals will reduce the benefits provided by the Rider, perhaps significantly. Excess Withdrawals that reduce the Contract Value to zero will terminate the Rider. If the Contract Value is lower than the Protected Payment Base immediately prior to the Excess Withdrawal, the Excess Withdrawal will reduce the Protected Payment Base by an amount that is greater than the excess amount withdrawn, and may reduce the Protected Payment Base to zero for the remainder of the Contract Year. A new Protected Payment Base will be determined after a Reset on the next Contract Anniversary, assuming the Contract Value has not been reduced to zero, and a new Protected Payment Amount for the next Contract Year will be determined on the Contract Anniversary, as described above, by multiplying the Withdrawal Percentage by the new Protected Payment Base. A reduction in the Protected Payment Base due to an Excess Withdrawal may cause a significant reduction in your Protected Payment Amount in next and subsequent Contract Years. Please see the example below for a demonstration of how an Excess Withdrawal will affect the Protected Payment Base. Please see APPENDIX C for additional examples demonstrating the effect of an Excess Withdrawal.

If you would like to make an Excess Withdrawal and are uncertain how an Excess Withdrawal will reduce your future guaranteed withdrawal amounts, then you may contact us prior to requesting the withdrawal to obtain a personalized, transaction specific calculation showing the effect of the Excess Withdrawal.
Example: Excess Withdrawal
(1)
Step One — Determine the Excess Withdrawal amount. The Excess Withdrawal amount is the amount that is in excess of the Protected Payment Amount plus any applicable Income Rollover Amount (total withdrawal amount less the Compliant Withdrawal amount).

Protected Payment Amount = $5,000
Withdrawal = $12,000
Excess Withdrawal amount = $12,000 − $5,000 = $7,000
(2)
Step Two — Determine the ratio of the Excess Withdrawal amount to the Contract Value immediately after the Compliant Withdrawal amount (Excess Withdrawal amount divided by the Contract Value prior to the withdrawal less the Compliant Withdrawal amount).

Contract Value (Prior to Withdrawal) = $95,000
Ratio = $7,000 / ($95,000 − $5,000) = 0.0778
(3)
Step Three — Adjust the Protected Payment Base. The new Protected Payment Base will be the Protected Payment Base before the withdrawal multiplied by 1 minus the ratio determined in Step Two. After an Excess Withdrawal, the Protected Payment Amount will be reduced to zero for the remainder of the Contract Year. The new Protected Payment Amount for the next Contract Year will be determined on the next Contract Anniversary as defined above.

Protected Payment Base (Prior to Withdrawal) = $100,000
Protected Payment Base (After Withdrawal) = ($100,000 x (1- 0.0778)) = $92,220
Early Withdrawals
Early Withdrawals are any withdrawal (including RMDs) taken prior to the Income Commencement Date. If RMDs must be taken as an Early Withdrawal, a 25% penalty tax may be imposed if the Early Withdrawal is not taken. Early Withdrawals will reduce the Protected Payment Base and negatively impact the calculation of the Protected Payment Amount.
Early Withdrawals reduce the Protected Payment Base in the same proportion that the Early Withdrawal reduces the Contract Value. To determine this reduction, first determine the ratio of the Early Withdrawal amount to the Contract Value immediately prior to the withdrawal (Early Withdrawal amount divided by the Contract Value prior to the withdrawal). Next, multiply the Contact Value by 1 minus the ratio determined in the previous step to yield the amount of the reduction to the Protected Payment Base. Early Withdrawals that reduce the Contract Value to zero will terminate the Rider.
Reductions to the Protected Payment Base due to Early Withdrawals may result in a lower initial Protected Payment Base on the Income Commencement Date, which may result in a lower initial Protected Purchase Payment Amount than if you had not taken an Early Withdrawal. Additionally, a lower Contract Value due to Early Withdrawals may result in lower or no Resets to the Protected Payment Base on subsequent Contract Anniversaries after the Income Commencement Date, which may result in lower Protected Payment Amounts in subsequent Contract Years. Please see APPENDIX C for examples demonstrating the effect of an Early Withdrawal.
Required Minimum Distributions (“RMDs”)
No adjustment will be made to the Protected Payment Base as a result of a withdrawal after the Income Commencement Date that exceeds the Protected Payment Amount, plus any applicable Income Rollover Amount, immediately prior to the withdrawal, provided:
•
such withdrawal (an “RMD Withdrawal”) is for purposes of satisfying the minimum distribution requirements of Code Section 401(a)(9) and related Treasury Regulations,

•
you have authorized us to calculate and make periodic distribution of the annual RMD amount for the Calendar Year required based on the payment frequency you have chosen,

•
the annual RMD amount is based on the previous year-end fair market value of this Contract only, and

•
On and after the Income Commencement Date, the only withdrawals made from the Contract during the Contract Year are RMD withdrawals.

If an RMD withdrawal is taken prior to the Income Commencement Date it will be considered an Early Withdrawal and impact the Rider according to the terms described above under Early Withdrawals. If RMD withdrawals on or after the Income Commencement Date exceed the Protected Payment Amount, plus any applicable Income Rollover Amount, but are considered Compliant Withdrawals, the Protected Payment Base will remain unchanged.
We reserve the right to modify or eliminate the treatment of RMD withdrawals under this Rider if there is any change to the Internal Revenue Code or IRS rules relating to RMDs, including the issuance of relevant IRS guidance. If we exercise this right, we will provide notice to the Owner.
See FEDERAL TAX ISSUES for more information on Required Minimum Distributions.
RIDER CHARGES
The Rider charge will be assessed in arrears as a percentage of the Protected Payment Base as of the Contract Anniversary Date, and will be deducted annually on each Contract Anniversary after the Rider Effective Date, which is the Contract Issue Date. You will find the current annual Rider charge percentage in the Rate Sheet Prospectus Supplement applicable to your Contract. The maximum Rider charge is 4.00%. The dollar amount of the charge is equal to the Rider charge percentage multiplied by the Protected Payment Base on the day the charge is deducted. Resets of the Protected Payment Base will increase the dollar amount of the Rider charge. The charge amount will be deducted from all Interest Crediting Options on a pro-rata basis relative to the Contract Value of each Interest Crediting Option. The portion of the Rider charge deducted from each of the ILOs on the Contract Anniversary will reduce the Investment Base and death benefit dollar-for-dollar in the same manner as a withdrawal. The deduction of the Rider charge will not be subject to an MVA or surrender charge. Rider charges will be assessed after the application of the ILO Credit. Accordingly, the ILO Credit will be reduced by the deduction of Rider charges.
When the Charge Applies
The charge will apply each year that the Rider is in effect, and upon termination of the Contract or Rider. If the charge is assessed upon Rider or Contract termination before the Contract Anniversary, the charge may be prorated. If the terminating event happens on the Contract Anniversary, then the full-year charge will apply. If the charge is prorated, it will be based on the Protected Payment Base at the time the Rider terminates, and will be deducted from the Contract Value on the earlier of the date the Contract terminates or the next Contract Anniversary.
DEPLETION OF CONTRACT VALUE AND OTHER INFORMATION
If the depletion of the Contract Value to zero occurs prior to the Income Commencement Date due to a surrender, the Rider will terminate. If the depletion of the Contract Value to zero occurs prior to the Income Commencement Date due to insufficient funds to deduct the Rider charge, we will trigger the Income Commencement Date. The Protected Payment Amount will be calculated using the Protected Payment Base and Withdrawal Percentage on the date of Contract Value depletion, and the Owner will be limited to withdrawing the Protected Payment Amount each year until the death of the Designated Life (death of both Designated Lives for Joint Life), or when a death benefit becomes payable under the Contract. The Owner must set up scheduled payments on a monthly, quarterly, semiannual, or annual basis, and the Death Benefit Amount available on the Contract will be equal to zero (including under the ROP Death Benefit Rider).
If the depletion of the Contract Value to zero occurs after the Income Commencement Date and the Contract Value was not reduced to zero as a result of an Excess Withdrawal, we will pay the remaining Protected Payment Amount plus any applicable Income Rollover Amount for that Contract Year. You will be limited to withdrawing the Protected Payment Amount each Contract Year until the death of the Designated Life (death of both Designated Lives for Joint Life), or when a death benefit becomes payable under the Contract. The Owner must set up scheduled payments on a monthly, quarterly, semiannual, or annual basis, and the Death Benefit Amount available under the Contract will be equal to zero (including under the ROP Death Benefit Rider).
If the available Contract Value is below the Protected Payment Amount, plus any applicable Income Rollover Amount for that Contract Year, you may not withdraw more than the Protected Payment Amount, plus any applicable Income Rollover Amount, for that Contract Year.

Example: Depletion of the Contract Value
Contract Value on Contract Anniversary = $2,000
Protected Payment Amount = $5,000.
Income Rollover Amount = $3,000
Owner may withdraw up to the $8,000, which equals the Protected Payment Amount plus the Income Rollover Amount for that Contract Year.
ELIGIBILITY FOR LIFETIME BENEFITS & CHANGE OF SINGLE/JOINT LIFE OPTION
The income option (Single Life or Joint Life) must be elected on the Rider Effective Date. Prior to the Income Commencement Date, you may change the income option and/or the Designated Lives for the Joint Life Option. To change the income option, the option eligibility requirements described above under PURCHASING THE RIDER must be met. To change the Designated Lives, an existing Designated Life must continue after the change. You may make the following eligible changes described below:
•
A Single Life option may be changed to Joint Life option,

•
Joint Life option may be changed to Single Life option, or

•
One Designated Life on a Joint Life option may be changed.

The election to change a Designated Life must be submitted to Pacific Life In Proper Form. Changing the income option or the Designated Lives may change the Withdrawal Percentage and the Deferral Credit, which may increase or decrease the maximum annual Protected Payment Amount that may be withdrawn under the Rider. Any option change will not affect the ability to receive the Deferral Credit.
Distributions made due to divorce instructions or under Code Section 72(t)/72(q) (substantially equal periodic payments) are treated as withdrawals for Contract purposes and may adversely affect Rider benefits.
If the Income Commencement Date has occurred, the income option election and the Designated Life (Lives) may not be changed.
DEATH BENEFITS
The standard death benefit or any optional death benefit riders that apply to the Contract remain unchanged by this Rider. Withdrawals that are taken as part of this Rider reduce death benefits in the same manner as any other withdrawal. The Protected Payment Base, Protected Payment Amount, or any Income Rollover Amount are not used as values in determining death benefit amounts. The Pre-determined Beneficiary Option is not available on the Joint Life option. The Pre-determined Beneficiary Option is available for contingent beneficiaries.
SPOUSAL CONTINUATION & NON-SPOUSAL BENEFICIARIES
General Information
The surviving spouse may continue the Contract on or after the Notice Date if he or she is the sole designated recipient of the death benefit. The Contract Value on the date the surviving spouse continues the Contract will be set equal to the death benefit proceeds that would have been paid as a death benefit.
Single Life Option
If the Single Life option is elected and the Income Commencement Date has occurred, the Rider will terminate at the earlier of the date of death of the Designated Life, or when a death benefit becomes payable under the Contract. If the Joint Owner/spouse who was not the Designated Life passes away, the living spouse/Designated Life may continue the Contract, and the Rider will continue as Single Life upon continuation.
If the Single Life option is elected and the Income Commencement Date has not occurred, the surviving spouse must continue the Contract in order for the Rider to continue. The Rider will automatically be changed to a Joint Life Rider upon the processing of a death benefit. The spouse must meet the minimum age requirement of 45 and the maximum age requirement of 85 as of the Rider Effective Date. If age requirements are not met, the Contract will be continued without the Rider. The Joint Life

Withdrawal Percentage will be based on the surviving spouse’s age on the Rider Effective Date plus any Deferral Credits added before the Income Commencement Date.
Joint Life Option
If the Joint Life option is elected and the Income Commencement Date has occurred, the surviving spouse must continue the Contract in order to continue the Rider (unless the surviving spouse was already the sole Owner of the Contract). The Rider will continue as a Joint Life Rider upon the processing of the death benefit.
The Protected Payment Amount and Protected Payment Base will carry over after the spousal continuation takes place. A Reset does not reinstate the ability to change the Joint Life option and the option must remain Joint Life.
If Joint Life is elected and the Income Commencement Date has not occurred, the surviving spouse must continue the Contract in order to continue the Rider (unless the surviving spouse was already the sole Owner of the Contract). The Rider will automatically be changed to a Single Life Rider upon the processing of a death benefit. The Single Life Withdrawal Percentage will be based on the surviving spouse’s age on the Rider Effective Date plus any Deferral Credits added before the Income Commencement Date.
Non-Spousal Beneficiaries
The designated beneficiary will receive the Contract’s death benefit if there was any Contract Value at the time that a death benefit becomes payable under the Contract. The Protected Payment Base and Protected Payment Amount will not be used as a value in determining amounts due under the death benefit.
Ownership and Beneficiary Changes
Single Life and Joint Life option changes, changes to the Contract Owner, Annuitant and/or Beneficiary designations and changes in marital status (changes to the Contract Owner and/or Annuitant for Single Option), including a dissolution of marriage, may adversely affect the benefits of this Rider. These changes may make a Designated Life ineligible to receive lifetime income benefits under this Rider and may cause a redetermination of Deferral Credit and Withdrawal Percentages. As a result, the Rider may remain in effect and you may pay for benefits that you will not receive.
You are strongly advised to work with your financial professional and consider your options prior to making any Owner, Annuitant and/or Beneficiary changes to your Contract. See RIDER TERMINATION, HOW THE RIDER WORKS — Deferral Credit and WITHDRAWAL PERCENTAGE.
RIDER TERMINATION
The Rider may not be voluntarily terminated by the Owner. The Rider will automatically terminate on the earliest of:
•
Full surrender of the Contract;

•
On Single Life only,

◦
if the Income Commencement Date has occurred, the day of the death of the Designated Life; or

◦
the date a death benefit is payable under the Contract, and the Contract is not continued according to the Spousal Continuation provision; or

◦
the day we are notified of an ownership change of a Non-Qualified Contract (excluding ownership changes: to or from certain trusts, adding or removing the Owner’s spouse, or for Riders issued in California),

•
On Joint Life only,

◦
the day of the death of all Designated Lives eligible for lifetime benefits; or

◦
the day of death of the first Designated Life, if a death benefit is payable and a spouse who chooses to continue the Contract is not a Designated Life eligible for lifetime benefits; or

◦
the day of death of the first Designated Life, if a death benefit is payable and the Contract is not continued according to the Spousal Continuation provision; or

◦
the day of death of the first Designated Life eligible for lifetime benefits, if both Designated Lives are Joint Owners and there has been a change in marital status; or

◦
the day that neither Designated Life is an Owner (or Annuitant, in the case of a custodial owned IRA or TSA) (unless the Contract is issued in California. See APPENDIX E: STATE VARIATIONS); or

◦
in California, if neither Designated Life is an Owner (or Annuitant, in the case of a custodial owned IRA or TSA), upon the earlier of the death of the first Designated Life or when a death benefit becomes payable under the Contract. See APPENDIX E: STATE VARIATIONS.

◦
the day that we are notified of an ownership change and neither Designated Life is an Owner (this does not apply if this Rider is issued in California. See APPENDIX E: STATE VARIATIONS),

•
An Early or Excess Withdrawal that reduces the Contract Value to zero;

•
The Annuity Date

ANNUITIZATION
If you annuitize the Contract at the maximum Annuity Date specified in your Contract, and this Rider is still in effect at the time of your election and a Life Only Annuity Option (Joint and Survivor Life Only for the joint option) is elected, the annuity payments will be equal to the greater of:
•
the Life Only (Joint and Survivor Life for the joint option) fixed annual payment amount based on the terms of your Contract, or

•
the Protected Payment Amount in effect at the maximum Annuity Date. If Income Commencement has not occurred, the Protected Payment Amount will be calculated on the Annuity Date.

If any other Annuity Option is chosen, the GLWB Rider will terminate once the maximum Annuity Date is reached, and you will receive the annuitization amount pursuant to the chosen Annuity Option.
It may not be appropriate for you to annuitize the Contract at any time prior to the maximum Annuity Date specified in your Contract because the GLWB Rider already provides for lifetime income in the form of the Protected Payment Amount while also allowing for the accumulation of Contract Value and a Death Benefit. If you choose to annuitize the Contract, you will be giving up your Contract Value, death benefit, and GLWB guarantees. Also, your annuity payments will be determined in accordance with the terms of your Contract, and it is possible that the annuity payment amount will be less than the Protected Payment Amount you are entitled to receive for life under the Rider. You should contact us at our Service Center to obtain information on what the annuity payment would be prior to annuitizing. Work with your financial professional to determine if you should annuitize your Contract before the maximum Annuity Date or stay in the accumulation phase and continue to take withdrawals under the Rider.

ANNUITIZATION

SELECTING YOUR ANNUITANT
When you submit your Contract application, you must choose a sole Annuitant or Joint Annuitants. Once your Contract is issued, the sole Annuitant or Joint Annuitants cannot be changed. You must make your choices based on the following:
•
If you are buying a Non-Qualified Contract, you may choose yourself as the Annuitant, another person as the Annuitant, or you may choose Joint Annuitants. If you do not choose Joint Annuitants when your Contract is issued, you may only add a Joint Annuitant on the Annuity Date. You may choose a Contingent Annuitant only if you have a sole Annuitant (cannot have Joint Annuitants and a Contingent Annuitant at the same time). You may add or change the Contingent Annuitant prior to the Annuity Date, provided the Contingent Annuitant is not the sole surviving Annuitant. If the Contract is owned by a Non-Natural Owner, you may not designate a Contingent Annuitant.

•
If you are buying a Qualified Contract, you must be the sole Annuitant. You may only add a Joint Annuitant on the Annuity Date and no Contingent Annuitant can be chosen.

No Annuitant (sole, Joint or Contingent) may be named upon or after reaching his or her 86th birthday. We reserve the right to require proof of age or survival of the Annuitant(s). If the sole surviving Annuitant predeceases the Owner, the Owner (or youngest Owner if there are Joint Owners) becomes the Annuitant.
ANNUITIZATION
You may annuitize your Contract Value at any time after the first Contract Anniversary. The annuitized amount will based on the Contract Value (which may include Interim Value(s) if annuitization occurs before the end of an ILO Term). Annuitization occurs on the Annuity Date when you convert your Contract from the accumulation phase to the annuitization (income) phase. You may choose both your Annuity Date and your Annuity Option. At the Annuity Date, you must annuitize your entire Contract Value, less any applicable charge for premium taxes and/or other taxes, (the “Conversion Amount”). Surrender charges and the MVA do not apply to the annuitized amount. Annuitization of only a portion of your Contract Value is not permitted. The Conversion Amount annuitized must be at least $10,000. We will send the annuity payments to the payee that you designate. You will not be able to surrender or withdraw any Contract Value amount after the Annuity Date. You should consult a qualified tax advisor for information on annuitization.
Annuitizing based on your Interim Values could result in a greater loss or lower gain than the ILO would provide at the end of the Term because the Protection Level and Crediting Strategy do not apply on any day other than the Term End Date.
Income Guard Benefit
If you choose the GLWB Rider, at the maximum Annuity Date we guarantee your annuity payment stream will be at least the greater of (1) your Protected Payment Amount under the GLWB Rider for the remainder of your life, or (2) annuity payments calculated using your Contract Value based on the Life Only Annuity Option (or the Joint and Survivor Life for joint option). See INCOME GUARD — ANNUITIZATION for more information. If you prefer a different Annuity Option, the GLWB Rider will terminate, and you will receive annuity payments based on your Contract Value pursuant to your chosen Annuity Option, as described under “ANNUITIZATION” later in this prospectus.
In general, it may not be appropriate for you to annuitize the Contract before the maximum Annuity Date because the GLWB Rider already provides for lifetime income in the form of the Protected Payment Amount while also allowing for the accumulation of Contract Value and a death benefit. If you choose to annuitize the Contract, you will be giving up your Contract Value, death benefit, and GLWB guarantees, and it is possible that the annuity payment amount will be less than the Protected Payment Amount. Nonetheless, it is possible that the income stream provided by an annuity benefit payment option (e.g., payments for a period certain) may be more appropriate for you based on your personal circumstances and financial goals. As such, before annuitizing or selecting a payment option, you should consult with a financial professional and/or contact us at our Service Center to obtain information on what the annuity payment would be prior to annuitizing.
CHOOSING YOUR ANNUITY DATE
You should choose your Annuity Date when you submit your Contract application, or we will apply a default Annuity Date to your Contract. You may change your Annuity Date by notifying us, In Proper Form, at least 10 Business Days prior to the earlier of your current Annuity Date or your new Annuity Date. Your Annuity Date cannot be earlier than your first Contract

Anniversary. Adverse federal tax consequences may result if you choose an Annuity Date that is prior to an Owner’s attained age 59 1∕2. See FEDERAL TAX ISSUES — Impact of Federal Income Taxes.
If you have a sole Annuitant, your Annuity Date cannot be later than the sole Annuitant’s 110th birthday. This is your maximum Annuity Date. If you have Joint Annuitants, your maximum Annuity Date cannot be later than the younger Joint Annuitant’s 110th birthday. Different requirements may apply as required by any applicable state law or the Code. See APPENDIX E: STATE VARIATIONS. We may, at our sole discretion, allow you to extend your Annuity Date. We reserve the right, at any time, to not offer any extension to your Annuity Date regardless of whether we may have granted any extensions to you or to any others in the past. Some Broker/Dealers may not allow their clients to extend the Annuity Date beyond age 110.
If you have elected the GLWB Rider, you may continue to take withdrawals under the Rider until your maximum Annuity Date. Before annuitizing or selecting a payment option, you should consult with a financial professional and/or contact us at our Service Center to obtain information on what the annuity payment would be prior to annuitizing. See INCOME GUARD — ANNUITIZATION for additional information.
If your Contract is a Qualified Contract, you may also be subject to additional restrictions. In order to meet the Code minimum distribution rules, your RMDs may begin earlier than your Annuity Date. For instance, under Code Section 401 (for Qualified Plans) and Code Section 408 (for IRAs), the entire interest under the Contract must be distributed to the Owner/Annuitant no later than the Owner/Annuitant’s Required Beginning Date (“RBD”), or distributions over the life of the Owner/Annuitant (or the Owner/Annuitant and his or her Beneficiary) must begin no later than the RBD. For more information see FEDERAL TAX ISSUES — Required Minimum Distributions.
DEFAULT ANNUITY DATE AND OPTIONS
If you have a Non-Qualified Contract and you do not choose an Annuity Date when you submit your application, your Annuity Date will be your Annuitant’s 110th birthday or your younger Joint Annuitant’s 110th birthday, whichever applies. If you have a Qualified Contract and you do not choose an Annuity Date when you submit your application, your Annuity Date will be your Annuitant’s 110th birthday. However, some states’ laws may require a different Annuity Date. See APPENDIX E: STATE VARIATIONS. Certain Qualified Contracts other than Roth IRAs (e.g., plans under Code Sections 401 and 408) may require distributions to occur at an earlier age. If you have not specified an Annuity Option or do not instruct us otherwise, at your Annuity Date your Contract Value, less any charges for premium taxes and/or other taxes, will be converted (if this net amount is at least $10,000) to a fixed annuity payout option.
Additionally:
•
If you have a Non-Qualified Contract, your default Annuity Option will be Life with a ten year Period Certain.

•
If you have a Qualified Contract, your default Annuity Option will be Life with a ten year Period Certain or a shorter period certain as may be required by federal regulation. If you are married, different requirements may apply. Please contact your plan administrator for further information, if applicable.

•
If the net amount is less than $10,000, the entire amount will be distributed in one lump sum.

CHOOSING YOUR ANNUITY OPTION
You should carefully review the Annuity Options with a qualified tax advisor, and, for Qualified Contracts, reference should be made to the terms of the particular plan and the requirements of the Code for pertinent limitations regarding annuity payments, RMDs, and other matters. Not all payment options necessarily will satisfy RMD requirements. Under Qualified Contracts, beginning with deaths happening on or after January 1, 2020, subject to certain exceptions, most non-spouse beneficiaries must now complete death benefit distributions within ten years of the Owner’s death. Consult a tax adviser before electing a payout option.
Annuity payments will be in a fixed dollar amount. This Contract does not offer variable-dollar amount annuity payments, which vary with the investment performance of the Interest-Crediting Options you select. You may make 2 basic decisions about your annuity payments. First, you may choose the form of annuity payments (see Annuity Options below). Second, you may decide how often you want annuity payments to be made (the “frequency” of the payments). You may not change these selections after the Annuity Date.
Fixed Payment Options. Fixed annuity payments are based on a fixed rate and the 2012 Individual Annuity Mortality Period Life Table with the ages set back 10 years. Each periodic annuity payment received will be equal to the initial annuity payment, unless you select a Joint and Survivor Life annuity with reduced survivor payments when the Primary Annuitant dies. The Conversion Amount you convert to fixed annuity payments will be held in our General Account (but not under the Fixed Account Option).
Annuity Options
Nine Annuity Options are currently available under the Contract, as listed below. Additional options may become available in the future. Only fixed payment options are available.
1.
Life Only. Periodic payments are made to the designated payee during the Annuitant’s lifetime. Payments stop when the Annuitant dies. Annuitization becomes effective when the first payment is processed. If the Annuitant dies prior to the first payment the death benefit would be calculated as described under the DEATH BENEFIT section of the Prospectus and no annuity payment would be made. If the Annuitant passes away after the first payment has processed, payments will cease and there would be no death benefit.

2.
Life with Period Certain. Periodic payments are made to the designated payee during the Annuitant’s lifetime, with payments guaranteed for a specified period. You may choose to have payments guaranteed from 5 through 30 years (in full years only). The guaranteed period may be limited on Qualified Contracts to comply with RMD regulations, and this option may be restricted for certain Qualified Contracts or Qualified Plans. Annuitization becomes effective when the first payment is processed. If the Annuitant dies prior to the first payment the death benefit would be calculated as described under the DEATH BENEFIT section of the Prospectus and no annuity payments would be made. If the Annuitant dies after the first payment has processed, payments will continue for any remainder of the Period Certain time frame.

3.
Joint and Survivor Life. Periodic payments are made to the designated payee during the lifetime of the Primary Annuitant. After the death of the Primary Annuitant, periodic payments will continue to be made during the lifetime of the secondary Annuitant named in the election. You may choose to have the payments during the lifetime of the surviving secondary Annuitant equal 50%, 66 2∕3% or 100% of the original amount payable during the lifetime of the Primary Annuitant (you must make this election when you choose your Annuity Option). If you elect a reduced payment based on the life of the secondary Annuitant, fixed annuity payments will be equal to 50% or 66 2∕3% of the original fixed payment payable during the lifetime of the Primary Annuitant. Payments stop when both Annuitants have died. Annuitization becomes effective when the first payment is processed. If one or both Annuitants die prior to the first payment the death benefit would be calculated as described under the DEATH BENEFIT section of the Prospectus and no annuity payment would be made. If both Annuitants pass away after the first payment has processed, payments will cease and there would be no death benefit.

4.
Period Certain Only. Periodic payments are made to the designated payee, guaranteed for a specified period. You may choose to have payments guaranteed from 5 through 30 years (in full years only). Additional guaranteed time periods may become available in the future. Before you annuitize your Contract, please contact us for additional guaranteed time period options that may be available. The guaranteed period may be limited on Qualified Contracts to comply with RMD regulations, and this option may be restricted for certain Qualified Contracts or Qualified Plans. Annuitization becomes effective when the first payment is processed. If the Annuitant dies prior to the first payment the death benefit would be calculated as described under the DEATH BENEFIT section of the Prospectus and no annuity payments would be made. If the Annuitant dies after the first payment has processed, payments will continue for any remainder of the Period Certain time frame.

5.
Life with Cash Refund. Periodic payments are made to the designated payee during the Annuitant’s lifetime. Annuitization becomes effective when the first payment is processed. If the Annuitant dies prior to the first payment the death benefit would be calculated as described under the DEATH BENEFIT section of the Prospectus and no annuity payment would be made. If the Annuitant dies after the Annuity Date and the total of all annuity payments received is less than the amount annuitized, an amount equal to the amount annuitized less the total annuity payments made, will be made in a single sum.

6.
Life with Installment Refund. Periodic payments are made to the designated payee during the Annuitant’s lifetime. If the Annuitant dies after the Annuity Date but before the total of all annuity payments made equals or exceeds the amount annuitized, annuity payments will continue to be made until the total amount of annuity payments made equals the amount annuitized; the final annuity payment may be less than the periodic annuity payment. Annuitization becomes effective when the first payment is processed. If the Annuitant dies prior to the first payment the death benefit would be calculated as described under the DEATH BENEFIT section of the Prospectus and no annuity payment would be made. If the Annuitant dies and the total amount of annuity payments made is equal to or exceeds the amount annuitized, then no additional annuity payments will be made. This Annuity Option is not available for Qualified Contracts.
7.
Joint Life with Period Certain. Periodic payments are made to the designated payee during the Primary Annuitant’s lifetime, with payments guaranteed for a specified period. After the death of the Primary Annuitant, periodic payments will continue to be made during the lifetime of the secondary Annuitant named in the election or until the end of the period certain period, whichever is later. You may choose to have payments guaranteed from 5 through 30 years (in full years only). The guaranteed period may be limited on Qualified Contracts to comply with RMD regulations, and this option may be restricted for certain Qualified Contracts and Qualified Plans. Annuitization becomes effective when the first payment is processed. If one or both Annuitants die prior to the first payment the death benefit would be calculated as described under the DEATH BENEFIT section of the Prospectus and no annuity payment would be made. If both Annuitants die after the first payment has been processed, payments will continue for any remainder of the Period Certain time frame.

8.
Joint Life with Cash Refund. Periodic payments are made to the designated payee during the lifetimes of the Primary Annuitant and Joint Annuitant. If both Annuitants die before the total of all annuity payments made equal the amount annuitized, an amount equal to the amount annuitized, less total annuity payments made under the Contract, will be made in a single sum. Annuitization becomes effective when the first payment is processed. If one or both Annuitants die prior to the first payment the death benefit would be calculated as described under the DEATH BENEFIT section of the Prospectus and no annuity payment would be made. If both Annuitants die and the total amount of annuity payments made under the Contract is equal to or exceeds the amount annuitized, then no additional lump sum or annuity payments will be paid. This option may be restricted for certain Qualified Contracts or Qualified Plans.

9.
Joint Life with Installment Refund. Periodic Payments are made to the designate payee during the lifetimes of the Primary Annuitant and Joint Annuitant. If both Annuitants die before the total of all annuity payments made equals or exceeds the amount annuitized, annuity payments will continue to be made until the total amount of annuity payments made equals the amount annuitized; the final annuity payment may be less than the periodic annuity payment. Annuitization becomes effective when the first payment is processed. If one or both Annuitants die prior to the first payment the death benefit would be calculated as described under the DEATH BENEFIT section of the Prospectus and no annuity payment would be made. If both Annuitants die and the total amount of annuity payments made under the Contract is equal to or exceeds the amount annuitized, then no additional annuity payments will be paid. This Annuity Option is not available for Qualified Contracts.

If the Annuitant dies before the guaranteed payments under Annuity Options 2 and 4-9 are completed, we will pay the remainder of the guaranteed payments to the first person among the following who is (1) living; or (2) an entity or corporation entitled to receive the remainder of the guaranteed payments:
•
the Owner;

•
the Joint Owner;

•
the Beneficiary; or

•
the Contingent Beneficiary.

If none are living (or if there is no entity or corporation entitled to receive the remainder of the guaranteed payments), we will pay the remainder of the guaranteed payments to the Owner’s estate.
If any Owner dies on or after the Annuity Date, but payments have not yet been completed, then distributions of the remaining amounts payable under the Contract must be made at least as rapidly as the method of distribution that was being used at the date of the Owner’s death. All of the Owner’s rights granted by the Contract will be assumed by the first among the following who is (1) living; or (2) an entity or corporation entitled to assume the Owner’s rights granted by the Contract:
•
the Joint Owner;

•
the Beneficiary; or

•
Contingent Beneficiary

If none are living (or if there is no entity or corporation entitled to assume the Owner’s rights granted by the Contract), all of the Owner’s rights granted by the Contract will be assumed by the Owner’s estate.
Beneficiary of Qualified Contracts
For Qualified Contracts, upon the death of the Owner (Annuitant if the contract is held as a custodial IRA), if there are any remaining guaranteed payments, we may shorten such payment period in order to ensure that payments to the beneficiary do not continue beyond the 10-year death distribution rule under Code section 401(a)(9). In such instances, we will use the present value of any remaining guaranteed payments to determine the amount and pay out the lump sum to the designated beneficiary. The present value is determined using Moody’s Long-Term Corporate Bond Yield Averages less 0.75%.
For Qualified Contracts, please refer to the CHOOSING YOUR ANNUITY DATE section in this Prospectus for additional distribution requirements that may apply to these contracts. If your Contract was issued in connection with a qualified plan under section 401(a) of the Code or otherwise subject to Title I of the Employee Retirement Income Security Act of 1974 (“ERISA”), your spouse’s consent may be required when you seek any distribution under your Contract, unless your Annuity Option is Joint and Survivor Life with survivor payments of at least 50%, and your spouse is your Joint Annuitant.
We may discontinue offering any of the Annuity Options referenced above or add additional Annuity Options in the future. If we discontinue offering or add additional Annuity Options, we will amend this Prospectus to reflect any changes.
YOUR ANNUITY PAYMENTS
Frequency of Payments
You may choose to have annuity payments made monthly, quarterly, semi-annually, or annually. The payment amount will be determined on the date corresponding to your Annuity Date, and payment will be made on the next Business Day. Your initial annuity payment must be at least $240. Depending on the amount you annuitize, this requirement may limit your options regarding the period and/or frequency of annuity payments. The minimum payment may vary by state. Please See APPENDIX E: STATE VARIATIONS.
Amount of the First Payment
Your Contract contains tables that we use to determine the amount of the first annuity payment under your Contract, taking into consideration the annuitized Contract Value at the Annuity Date. This amount will vary, depending on the annuity period and payment frequency you select. This amount will be larger in the case of shorter Period Certain annuities and smaller for longer Period Certain annuities. Similarly, this amount will be greater for a Life Only annuity than for a Joint and Survivor Life annuity, because we will expect to make payments for a shorter period of time on a Life Only annuity. If you do not choose the Period Certain Only annuity, this amount will also vary depending on the age of the Annuitant(s) on the Annuity Date and, for some Contracts in some states, the sex of the Annuitant(s).
The guaranteed income factors in our tables are based on an annual interest rate of 1.0% and the 2012 Individual Annuity Mortality Period Life Table with the ages set back 10 years. Fixed annuity payments will be based on the periodic income factors in effect for your Contract on the Annuity Date which are at least the guaranteed income factors under the Contract.

DEATH BENEFIT

DEATH BENEFITS
See the Death Benefits section below and STATE VARIATIONS for Contracts issued in California.
Death benefit proceeds may be payable before the Annuity Date upon the death of any Contract Owner or any Annuitant in the case of a Non-Natural Owner, while the Contract is in force. Any death benefit payable will be calculated on the Notice Date, which is the Business Day on which we receive, In Proper Form, proof of death and instructions regarding payment of death benefit proceeds. See ADDITIONAL INFORMATION — INQUIRIES AND SUBMITTING FORMS AND REQUESTS for information on how to contact us. If a Contract has multiple Beneficiaries, death benefit proceeds will be calculated when we first receive proof of death and instructions, In Proper Form, from any Beneficiary. The death benefit proceeds still remaining to be paid to other Beneficiaries will be transferred to the Fixed Account Option.

Death benefit payments from the ILOs on any day other than a Term End Date will be based on your Interim Values. This could result in a greater loss or lower gain than the ILO would provide at the end of the Term.
Death Benefit Proceeds
Death benefit proceeds will be payable on the Notice Date. If proceeds are used to purchase an Annuity Option from us, such proceeds will be reduced by any charge for premium taxes and/or other taxes. The death benefit proceeds may be payable in a single sum, as an Annuity Option available under the Contract, commencing within one year of the Owner's death, towards the purchase of any other Annuity Option we then offer, or in any other manner permitted by the IRS and approved by us. The Owner’s spouse may continue the Contract (see DEATH BENEFIT — Spousal Continuation). In addition, there may be legal requirements that limit the recipient’s Annuity Options and the timing of any payments. State unclaimed property regulations may shorten the amount of time a recipient has to make a death benefit election. A recipient should consult a qualified tax advisor before making a death benefit election.
The death benefit proceeds will be paid to the first among the following who is (1) living; or (2) an entity or corporation entitled to receive the death benefit proceeds, in the following order:
•
Owner,

•
Joint Owner,

•
Beneficiary, or

•
Contingent Beneficiary.

If a Contract has Joint Owners, and the surviving Joint Owner dies before the Notice Date, the death benefit proceeds will be paid to the Beneficiary or Contingent Beneficiary. If the Beneficiary or Contingent Beneficiary is living at the time of the Owner’s death but dies prior to the claim being paid, the proceeds will be paid to the Beneficiary or Contingent Beneficiary’s estate. If none are living (or if there is no entity or corporation entitled to receive the death benefit proceeds), the proceeds will be payable to the Owner’s Estate.
Death Benefit Amount
If the oldest Contract Owner or Annuitant is between the ages of 81 to 85 on the Contract Issue Date, the optional Return of Purchase Payments Death Benefit Rider may be elected for an additional charge, which may increase the Death Benefit Amount. See Return of Purchase Payments Death Benefit Rider below for more details.
If all Contract Owners and Annuitants are 80 years of age or younger at Contract issue, the Death Benefit Amount as of any Business Day before the Annuity Date is equal to the greater of the Contract Value as of the Notice Date, or the Total Adjusted Purchase Payments as of the Notice Date. The Total Adjusted Purchase Payments is equal to the sum of all Purchase Payments made into the Contract, reduced by a Pro Rata Reduction for each prior withdrawal. This amount may be adjusted if there is a change in Owner. The Pro Rata Reduction is the reduction percentage that is calculated at the time of a withdrawal by dividing the amount of the withdrawal (including any applicable surrender charges and taxes. The MVA will not apply to the pro-rata calculation) by the Contract Value immediately prior to the withdrawal. If the oldest Contract Owner or Annuitant was over 80 years of age at Contract issue, the Death Benefit Amount as of any Business Day before the Annuity Date is equal to the Contract Value as of the Notice Date. Surrender charges and the MVA do not apply to the Death Benefit Amount. Death benefit proceeds will be reduced by any charges for premium taxes and/or other taxes. The Contract Value will be based on Interim Values if the death benefit is paid from the ILOs before the end of a Term.
We calculate the Death Benefit Amount as of the Notice Date and the death benefit proceeds will be paid in accordance with the Death Benefit Proceeds section above.
After the death benefit is processed, the Death Benefit Amount will be transferred to the Fixed Account Option. The amount in the Fixed Account Option will earn interest at the Guaranteed Rates declared on the prior Contract Anniversary. Transfers out of the Fixed Account Option will be permitted on the following Contract Anniversary; however, the 6-year ILOs will be unavailable for investment.
Owner Change
If there is an Owner change to someone other than the previous Owner’s spouse, to a Trust or non-natural entity where the Owner and Annuitant are not the same person prior to the Owner change, or if an Owner is added that is not the Owner’s spouse, the Total Adjusted Purchase Payments will be reset to equal the lesser of:

•
the Contract Value as of the effective date of the Owner change (“Change Date”), or

•
Total Adjusted Purchase Payments as of the Change Date.

For an Owner change to occur, the new owner must be less than or equal to age 80 on the change date. After the Change Date, the Total Adjusted Purchase Payments will be reduced by any Pro Rata Reduction for any withdrawals made after the Change Date. An Owner change to a Trust or non-natural entity where the Owner and the Annuitant are the same person prior to the Owner change will not trigger a reset.
Any death benefit paid will be paid in accordance with the Death Benefit Proceeds subsection above.
Spousal Continuation
Generally, a sole designated recipient who is the Owner’s spouse may elect to become the Owner (and sole Annuitant if the deceased Owner had been the Annuitant) and continue the Contract until the earliest of the spouse’s death, or the Annuity Date, except in the case of a Contract issued to a Qualified Plan other than an IRA. The spousal continuation election must be made by the fifth anniversary of the death of the Contract Owner for Non-Qualified Contracts. On the Notice Date, if the surviving spouse is deemed to have continued the Contract, we will set the Contract Value equal to the death benefit proceeds that would have been payable to the spouse as the deemed Beneficiary/designated recipient of the death benefit proceeds.
An Add-In Amount may be added to the death benefit proceeds if the surviving spouse continues the Contract. This “Add-In Amount” is the difference between the Contract Value and the death benefit proceeds that would have been payable. The Add-In Amount will be added to the Contract Value on the Notice Date and allocated to the Fixed Account Option. The surviving spouse may transfer the Contract Value out of the Fixed Account on the next Contract Anniversary. The remaining Contract Value will continue to be allocated to the same Interest Crediting Options that were elected prior to the Notice Date, and may be transferred on the next Contract Anniversary, subject to the terms outlined in the TRANSFERS AND REALLOCATIONS section above. There will be no adjustment to the Contract Value if the Contract Value is equal to or greater than the death benefit proceeds as of the Notice Date. Upon spousal continuation, the current MVA Term will continue, if applicable, and the surviving spouse may elect to renew the MVA at the end of the current MVA Term. The Add-In Amount may, under certain circumstances, be considered earnings. The Add-In Amount is not treated as a new Purchase Payment.
A Joint Owner who is the designated recipient, but not the Owner’s spouse, may not continue the Contract. Under IRS Guidelines, once a surviving spouse continues the Contract, the Contract may not be continued again in the event the surviving spouse remarries.
If you have purchased the optional living benefit Rider, please refer to the Rider attached to your Contract to determine how any guaranteed amounts may be affected when a surviving spouse continues the Contract.
Example: Spousal Continuation
On the Notice Date, the Owner’s surviving spouse elects to continue the Contract. On that date, the death benefit proceeds were $100,000 and the Contract Value was $85,000. Since the surviving spouse elected to continue the Contract in lieu of receiving the death benefit proceeds, we will increase the Contract Value by an Add-In Amount of $15,000 ($100,000 – $85,000 = $15,000). If the Contract Value on the Notice Date was $100,000 or higher, then nothing would be added to the Contract Value.
The continuing spouse is subject to the same fees, charges and expenses applicable to the deceased Owner of the Contract.
Death of Annuitant
If an Annuitant (who is not an Owner) dies before the Annuity Date and there is a surviving Joint Annuitant, the surviving Joint Annuitant becomes the Annuitant. If there is no surviving Joint Annuitant but there is a Contingent Annuitant, the Contingent Annuitant becomes the Annuitant. If there is no surviving Joint Annuitant or Contingent Annuitant, the youngest Owner becomes the Annuitant, provided that the Owner is not a Non-Natural Owner. No death benefit will be paid, except as otherwise provided under the Death Benefit Proceeds section.
If an Annuitant dies after the Annuity Date, any further annuity benefit will be paid based on the life of the Joint Annuitant, if a Joint income option was in effect at the time of death. If the annuitization option included a period certain, remaining period certain payments will be paid in accordance with the Death Benefit Proceeds section and in accordance with federal income tax distribution at death rules discussed in the FEDERAL TAX ISSUES — Contract Owner’s Estate section.

Death of Owner
If any Owner (or first Annuitant if a non-natural Owner) dies before the Annuity Date, the amount of the death benefit will be equal to the Death Benefit Amount as of the Notice Date and will be paid in accordance with the Death Benefit Proceeds section and in accordance with the federal income tax distribution at death rules discussed in the FEDERAL TAX ISSUES — Contract Owner’s Estate section.
If any Owner, who is not the Annuitant, dies after the Annuity Start Date, the payments continue to the Joint Owner, if any, otherwise to the Beneficiary, if living, and otherwise to the Contingent Beneficiary. The Annuitant and the Annuity Payout option remain the same.
Non-Natural Owner
If you are a Non-Natural Owner of a Contract other than a Qualified Contract, the Annuitant (either Annuitant if there are Joint Annuitants) will be treated as the Owner of the Contract for purposes of the Non-Qualified Contract Distribution Rules. If there are Joint Annuitants, the death benefit proceeds will be payable on proof of death of the first annuitant. If there is a change in the Primary Annuitant prior to the Annuity Date, such change will be treated as the death of the Owner (however, under the terms of your Contract, you cannot change the Primary Annuitant). The Death Benefit Amount will be: (a) the Contract Value, if the Non-Natural Owner elects to maintain the Contract and reinvest the Contract Value into a new contract in the same amount as immediately prior to the distribution; or (b) the Contract Value, less any surrender charge, MVA, and charges for premium taxes and/or other taxes, if the Non-Natural Owner elects a cash distribution and will be paid in accordance with the Death Benefits Proceeds section and in accordance with the federal income tax distribution at death rules.
Non-Qualified Contract Distribution Rules
The Contract is intended to comply with all applicable provisions of Code Section 72(s) and any successor provision, as deemed necessary by us to qualify the Contract as an annuity contract for federal income tax purposes. If an Owner of a Non-Qualified Contract dies before the Annuity Date, distribution of the death benefit proceeds must begin within 1 year after the Owner’s death or complete distribution within 5 years after the Owner’s death. In order to satisfy this requirement, the designated recipient must receive a final lump sum payment by the 5th anniversary of the Contract Owner’s death, or elect to receive an annuity for life or over a period that does not exceed the life expectancy of the designated recipient with annuity payments that start within 1 year after the Owner’s death. If an election to receive an annuity is not made within 60 calendar days of our receipt of proof, In Proper Form, of the Owner’s death or, if earlier, 60 calendar days (or shorter period as we permit) prior to the 1st anniversary of the Owner’s death, the option to receive annuity payments is no longer available. If a Non-Qualified Contract has Joint Owners, this requirement applies to the first Contract Owner to die.
The Owner may designate that the Beneficiary will receive death benefit proceeds in a lump sum, or through annuity payments for life, life with period certain, period certain only, or a scheduled payout option. Any life with period certain or period certain only option may not exceed the life expectancy of the Beneficiary. The Owner must designate the payment method in writing in a form acceptable to us. The Owner may revoke the designation only in writing and only in a form acceptable to us. Once the Owner dies, the Beneficiary cannot change or revoke the Owner’s instructions regarding the payment of death benefit proceeds.
Qualified Contract Distribution Rules
Under Treasury regulations and our administrative procedures, if the Contract is owned under a Qualified Plan as defined in Code Sections 401, 403, 457(b), 408, or 408A of the Code distributions to the Beneficiary must satisfy the Required Minimum Distribution (RMD) rules of Code Section 401(a)(9). For Owner/Annuitants who die after December 31, 2019, the RMD rules for Beneficiaries who inherit an account or IRA are different depending on whether the Beneficiary is an “Eligible Designated Beneficiary” (EDB) or not. An EDB includes a surviving spouse, a disabled individual, a chronically ill individual, a minor child, or an individual who is not more than 10 years younger than the Owner/Annuitant. Certain trusts created for the exclusive benefit of disabled or chronically ill Beneficiaries are included. These EDBs may take their distributions over the longer of the Beneficiary’s life expectancy or the remaining life expectancy of the Owner/Annuitant and those distributions must commence by December 31st of the year following the death of the Owner/Annuitant. Alternatively, if the Owner/Annuitant died prior to the date RMDs are required to commence, rather than take lifetime distributions, the EDB may elect to have the entire interest distributed by the end of the year containing the tenth anniversary of the Owner/Annuitant’s death. If the EDB is a minor child of the Owner/Annuitant, all amounts must be fully distributed by the earlier of (1) the end of the year the child reaches age 31 (i.e. 10 years after reaching age 21) or (2) the end of the year containing the tenth anniversary of the minor child’s death. Additionally, a surviving spouse Beneficiary may elect to delay commencement of distributions until the later of the end of the year that the Owner/Annuitant would have attained age their RMD Age (73, or such later age that may be applicable under Code Section 401(a)(9)(C)), or when the surviving spouse turns their RMD Age. Upon the death of an EDB who elected lifetime income, the entire interest of the Contract must be distributed to any successor Beneficiary within 10 years of the EDB’s death.
The Owner may designate that the Beneficiary will receive death benefit proceeds in a lump sum, or through annuity payments period certain only. Period certain only annuity options are limited. The Owner must designate the payment method in writing in a form acceptable to us. The Owner may revoke the designation only in writing and only in a form acceptable to us. Once the Owner dies, the Beneficiary cannot change or revoke the Owner’s instructions regarding the payment of death benefit proceeds.
Designated Beneficiaries, who are not an EDB, must withdraw the entire account by the 10th calendar year following the death of the Owner/Annuitant.
Non-designated Beneficiaries must withdraw the entire account within 5 years of the Owner/Annuitant’s death if distributions have not begun prior to death unless the Owner dies after commencing his or her RMD payments.
If the Owner/Annuitant dies after the commencement of RMDs (except in the case of a Roth IRA when RMDs do not apply) but before the Annuitant’s entire interest in the Contract (other than a Roth IRA) has been distributed, the remaining interest in the Contract must be distributed to the non-designated Beneficiary at least as rapidly as under the distribution method in effect at the time of the Annuitant’s death.
You are responsible for monitoring distributions that must be taken to meet IRS guidelines.
The Owner may designate that the Beneficiary will receive death benefit proceeds in a lump sum, or through annuity payments for a Period Certain of 5 through 9 years. The Owner must designate the payment method in writing in a form acceptable to us. The Owner may revoke the designation only in writing and only in a form acceptable to us. Once the Owner dies, the Beneficiary cannot change or revoke the Owner’s instructions regarding the payment of death benefit proceeds.
OPTIONAL DEATH BENEFIT RIDER
The optional death benefit rider is subject to availability and may be discontinued for purchase at any time. The optional death benefit rider may not be available through your financial professional. You may obtain information about the optional benefits that are available to you by contacting your financial professional. Before purchasing the rider, make sure you understand all of the terms and conditions and consult with your financial professional for advice on whether the rider is appropriate for you.
Return of Purchase Payments Death Benefit Rider
The disclosure below does not apply to Contracts issued in California. For Contracts issued in California, please see Return of Purchase Payments Death Benefit Rider (California Contracts) below for Contracts issued in California.
The Return of Purchase Payments Death Benefit Rider (the “Rider”) is only available for an additional charge if the oldest Contract Owner or Annuitant is between the ages of 81 to 85 on the Contract Issue Date. This optional Rider allows your Death Benefit Amount, as of the Notice Date, to be the greater of the Contract Value (which will be based on Interim Value(s) if the death benefit is paid from the ILOs before the end of a Term) or the Total Adjusted Purchase Payments. An Owner change may only be elected if the age of any new Owner is 85 years or younger on the effective date of the Owner change (see the Owner Change subsection below).
Purchasing the Rider
You may purchase this optional Rider at the time your application is completed and before your Contract is issued. You may not purchase this Rider after the Contract Issue Date. This Rider may only be purchased if the age of the oldest Owner or Annuitant is between the ages of 81 to 85 on the Contract Issue Date.
Rider Charge
The annual Rider charge of 0.30% is assessed in arrears as a percentage of your Contract Value and deducted each Contract Anniversary (including during a 6-year ILO Term) proportionately from the Interest Crediting Options in which you are invested. The maximum Rider charge is 1.50%. The current Rider charge of 0.30% will not change after the Rider is issued. The portion of the Rider charge deducted from each of the ILOs on the Contract Anniversary will reduce the Investment Base in the same manner as a withdrawal. Any portion of the Rider charge deducted from a 6-year ILO on a Contract Anniversary prior to the

Term End Date will trigger an Interim Value Calculation and Adjustment to the Investment Base proportionally in the same manner as a withdrawal. The deduction of the Rider charge will not be subject to an MVA or surrender charge.
As noted above, the ROP Death Benefit Rider charge may be deducted from the ILOs on a date prior to the Term End Date. The ongoing deduction of the Rider charge on such dates may have an adverse effect on values and benefits under the Contract. If you intend to elect the ROP Death Benefit Rider, you should consult with a financial professional to discuss whether the Rider or this Contract is appropriate for you.
Rider Terms
Total Adjusted Purchase Payments. The sum of all Purchase Payments made to the Contract, reduced by a Pro Rata Reduction for each prior withdrawal, including withdrawals under a withdrawal benefit rider or RMDs. This amount may be adjusted if there is an Owner change.
Pro Rata Reduction. The reduction percentage that is calculated at the time of the withdrawal by dividing the amount of each withdrawal (including any applicable surrender charges and taxes) by the Contract Value immediately prior to the withdrawal. The reduction made, when the Contract Value is less than the Total Adjusted Purchase Payments made into the Contract, may be greater than the actual amount withdrawn. See APPENDIX D — RETURN OF PURCHASE PAYMENTS DEATH BENEFIT RIDER SAMPLE CALCULATIONS for an example and description of how the Pro Rata Reduction is calculated.
How the Rider Works
Upon the death of the first Owner (any Annuitant for Non-Natural Owners), before the Annuity Date, the Death Benefit Amount under this Rider will be equal to the greater of:
•
the Contract Value as of the Notice Date, or

•
Total Adjusted Purchase Payments as of the Notice Date.

Owner Change
If there is an Owner change to someone other than the previous Owner’s spouse, to a Trust or non-natural entity where the Owner and Annuitant are not the same person prior to the Owner change, or if an Owner is added that is not the Owner’s spouse, the Total Adjusted Purchase Payments will be reset to equal the lesser of:
•
the Contract Value as of the effective date of the Owner change (“Change Date”), or

•
Total Adjusted Purchase Payments as of the Change Date.

The Total Adjusted Purchase Payments will be reduced by any Pro Rata Reduction for any withdrawals made after the Change Date. An Owner change to a Trust or non-natural entity where the Owner and the Annuitant are the same person prior to the Owner change will not trigger a reset.
Any death benefit paid under this Rider will be paid in accordance with the Death Benefit Proceeds subsection.
See APPENDIX D — RETURN OF PURCHASE PAYMENTS DEATH BENEFIT RIDER SAMPLE CALCULATIONS for an example of how the death benefit is calculated following an Owner change.
Termination
The Rider will remain in effect until the earlier of:
•
the date you reduce your Contract Value to zero through a withdrawal, including a withdrawal or charge under the GLWB Rider,

•
when death benefit proceeds become payable under the Contract (except where the spouse of the deceased Owner continues the Contract. See Spousal Continuation above,

•
the Contract is terminated in accordance with the provisions of the Contract, or

•
the Annuity Date

The Rider may not otherwise be cancelled.

Return of Purchase Payments Death Benefit (California Contracts)
The disclosure below only applies to Contracts issued in California.
This optional Rider allows you to have your Death Benefit Amount, as of the Notice Date, be the greater of the Contract Value or the Total Adjusted Purchase Payments. The Notice Date is the day on which we receive, In Proper Form, proof of death and instructions regarding payment of any death benefit proceeds.
Purchasing the Rider
You may purchase this optional Rider at the time your application is completed and before your Contract is issued. You may not purchase this Rider after the Contract Issue Date. This Rider may only be purchased if the age of the oldest Owner or Annuitant is between the ages of 81 to 85 on the Contract Issue Date.
Rider Charge
The annual Rider charge of 0.30% is assessed in arrears as a percentage of your Contract Value and deducted each Contract Anniversary (including during a 6-year ILO Term) proportionately from the Interest Crediting Options in which you are invested. The current annual Rider charge of 0.30% will not change after the Rider is issued. The maximum Rider charge is 1.50%. The portion of the Rider charge deducted from each of the ILOs on the Contract Anniversary will reduce the Investment Base in the same manner as a withdrawal. Any portion of the Rider charge deducted from a 6-year ILO on a Contract Anniversary prior to the Term End Date will trigger an Interim Value Calculation and Adjustment to the Investment Base proportionally in the same manner as a withdrawal. The deduction of the Rider charge will not be subject to an MVA or surrender charge.
As noted above, the ROP Death Benefit Rider charge may be deducted from the ILOs on a date prior to the Term End Date. The ongoing deduction of the Rider charge on such dates may have an adverse effect on values and benefits under the Contract. If you intend to elect the ROP Death Benefit Rider, you should consult with a financial professional to discuss whether the Rider or this Contract is appropriate for you.
Rider Terms
Total Adjusted Purchase Payments. The sum of all Purchase Payments made to the Contract, reduced by a Pro Rata Reduction for each prior withdrawal, including withdrawals under a withdrawal benefit rider or RMDs.
Pro Rata Reduction. The reduction percentage that is calculated at the time of the withdrawal by dividing the amount of each withdrawal (including any applicable surrender charges and taxes) by the Contract Value immediately prior to the withdrawal. The reduction made, when the Contract Value is less than the Total Adjusted Purchase Payments made into the Contract, may be greater than the actual amount withdrawn. See APPENDIX D — RETURN OF PURCHASE PAYMENTS DEATH BENEFIT RIDER SAMPLE CALCULATIONS for an example and description of how the Pro Rata Reduction is calculated.
How the Rider Works
Upon the death of the first Annuitant, before the Annuity Date, the Death Benefit Amount under this rider will be equal to the greater of (a) or (b) below:
(a)   the Contract Value as of the Notice Date.
(b)   Total Adjusted Purchase Payments as of the Notice Date.
Any death benefit paid under this Rider will be paid in accordance with the Death Benefit Proceeds subsection. See the APPENDIX D — RETURN OF PURCHASE PAYMENTS DEATH BENEFIT RIDER SAMPLE CALCULATIONS for an example of how the death benefit is calculated.
Termination
The Rider will remain in effect until the earlier of:
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the date you reduce your Contract Value to zero through a withdrawal, including a withdrawal or charge under the GLWB Rider, when death benefit proceeds become payable under the Contract (except where the spouse of the deceased Owner continues the Contract. See Spousal Continuation above,

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the Contract is terminated in accordance with the provisions of the Contract, or

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the Annuity Date.

The Rider may not otherwise be cancelled.
RESTRICTED BENEFICIARY DESIGNATION / PRE-DETERMINED BENEFICIARY OPTION
For Non-Qualified, Traditional IRA, and Roth IRA Contracts, the Owner may choose how death benefit proceeds are paid (e.g., annuity payments rather than a lump sum) to a Beneficiary through the Restricted Beneficiary Provision. The Owner may choose from the following methods of payment, which are also described above under ANNUITIZATION — CHOOSING YOUR ANNUITY OPTION. Only fixed payment options are available. The terms of each payment option may differ for Qualified and Non-Qualified Contracts.
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100% lump sum, or in a lump sum combination with one of the annuity payout options listed below;

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Annuity Payout

1.   Life Only.
2.   Life with Period Certain.
3.   Period Certain Only.
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Systematic Withdrawals

1.   Life Expectancy with No Additional Cash Access.
2.   Life Expectancy with Future Cash Access.
The Owner may choose the frequency of death benefit payments to the Beneficiary, which may be monthly, quarterly, semi-annually, or annually. To elect a method of payment, the Owner must complete and sign the “Pre-Determined Beneficiary Form” to name a Restricted Beneficiary and to select the pre- determined beneficiary options. See ADDITIONAL INFORMATION — INQUIRIES AND SUBMITTING FORMS AND REQUESTS for information on submitting forms to our Service Center. Once elected, only the Owner may remove or modify these pre-determined beneficiary options. This may be done by completing and signing an additional “Pre-Determined Beneficiary Form.” The Beneficiary cannot revoke or modify the pre-determined beneficiary options. A minimum death benefit proceeds amount of $5,000 is required for payments to the Beneficiary under this provision.

FEDERAL TAX ISSUES

The following summary of federal income tax issues is based on our understanding of current tax laws and regulations, which may be changed by legislative, judicial, or administrative action. The summary is general in nature and is not intended as tax advice. Moreover, it does not consider any applicable foreign, state, or local tax laws. We do not make any guarantee regarding the tax status, federal, foreign, state, or local, of any Contract or any transaction involving the Contracts. Accordingly, you should consult a qualified tax advisor for complete information and advice before purchasing a Contract. We reserve the right to amend this Contract without the Owner’s consent to reflect any clarifications that may be needed or are appropriate to maintain its tax qualification or to conform this Contract to any applicable changes in the tax qualification requirements. A transfer or assignment of ownership of a Contract, the designation of an annuitant other than the owner, the selection of certain maturity dates, or the exchange of a Contract may result in certain tax consequences to you that are not discussed herein. In particular, there is a risk that an Annuity Date at advanced ages may not be treated as an annuity for Federal income tax purposes. An owner contemplating any such transfer, assignment or exchange, or selecting an Annuity Date above age [105] should consult a tax advisor as to the tax consequences.
TAXATION OF ANNUITIES — GENERAL PROVISIONS
Section 72 of the Code governs the taxation of annuities in general, and we designed the Contracts to meet the requirements of Section 72 of the Code. We believe that, under current law, the Contract will be treated as an annuity for federal income tax purposes if the Contract Owner is a natural person or an agent for a natural person, and that we (as the issuing insurance company), and not the Contract Owner(s), will be treated as the owner of the investments underlying the Contract. Accordingly, no tax should be payable by you as a Contract Owner as a result of any increase in Contract Value until you receive money under your Contract. You should, however, consider how amounts will be taxed when you do receive them. The following discussion assumes that your Contract will be treated as an annuity for federal income tax purposes.
The Contract provides that upon your death, a surviving spouse may have certain continuation rights that he or she may elect to exercise for the Contract’s death benefit and any joint-life coverage under an optional living benefit. All Contract provisions relating to spousal continuation are available only to a person who meets the definition of “spouse” under federal law. The U.S. Supreme Court has held that same-sex marriages must be permitted under state law and that marriages recognized under state law will be recognized for federal law purposes. Domestic partnerships and civil unions that are not recognized as legal marriages under state law, however, will not be treated as marriages under federal law. Consult a tax adviser for more information on this subject.
NON-QUALIFIED CONTRACTS — GENERAL RULES
These general rules apply to Non-Qualified Contracts. As discussed below, however, tax rules may differ for Qualified Contracts and you should consult a qualified tax advisor if you are purchasing a Qualified Contract.
Taxes Payable
A Contract Owner is not taxed on the increases in the value of a Contract until an amount is received or deemed to be received. An amount could be received or deemed to be received, for example, if there is a partial distribution, a lump sum distribution, an Annuity payment or a material change in the Contract or if any portion of the Contract is transferred, pledged or assigned. See the Addition of Optional Rider or Material Change to Contract section below. Increases in Contract Value that are received or deemed to be received are taxable to the Contract Owner as ordinary income.
Any taxable distribution from your Contract may also be subject to a net investment income tax of 3.8%. This tax applies to various investment income such as interest, dividends, royalties, payments from annuities, and the disposition of property, but only to the extent a taxpayer’s modified adjusted gross income exceeds certain thresholds ($200,000 for individuals/$250,000 if married filing jointly). Please speak to your tax advisor about this tax.
Non-Natural Persons as Owners
If a contract is not owned or held by a natural person or as agent for a natural person, the contract generally will not be treated as an “annuity” for tax purposes, meaning that the Contract Owner will be subject to current tax on annual increases in Contract Value at ordinary income rates unless some other exception applies. Certain entities, such as some trusts, may be deemed to be acting as agents for natural persons. Please speak to your tax advisor to determine whether this applies to you and whether you need to report the annual increases in the Contract Value.

Addition of Optional Rider or Material Change to Contract
The addition of a rider to the Contract, or a material change in the Contract’s provisions, such as a change in Contract ownership or an assignment of the Contract, could cause it to be considered newly issued or entered into for tax purposes, and thus could cause a taxable event or the Contract to lose certain grandfathered tax status. Please contact your tax advisor for more information.
Taxes Payable on Withdrawals Prior to the Annuity Date
Amounts you withdraw before annuitization, including amounts withdrawn from your Contract Value in connection with partial withdrawals for payment of any charges and fees, will be treated first as taxable income to the extent that your Contract Value exceeds the aggregate of your Purchase Payments reduced by non-taxable amounts previously received (investment in the Contract), and then as nontaxable recovery of your Purchase Payments. Therefore, you include in your gross income the smaller of: a) the amount of the partial withdrawal, or b) the amount by which your Contract Value immediately before you receive the distribution exceeds your investment in the Contract at that time.
Exceptions to this rule are distributions in full discharge of your Contract (a full surrender) or distributions from contracts issued before August 14, 1982.
If at the time of a partial withdrawal your Contract Value does not exceed your investment in the Contract, then the withdrawal will not be includable in gross income and will simply reduce your investment in the Contract.
The assignment or pledge of (or agreement to assign or pledge) the value of the Contract for a loan will be treated as a withdrawal subject to these rules. You should consult your tax advisor for additional information regarding taking a partial or a full distribution from your Contract.
Multiple Contracts (Aggregation Rule)
Multiple deferred Non-Qualified Contracts that are issued after October 21, 1988, by us or our affiliates to the same Owner during the same calendar year are treated as one Contract for purposes of determining the taxation of distributions (the amount includable in gross income under Code Section 72(e)) prior to the Annuity Date from any of the Contracts. A Contract received in a tax-free exchange under Code Section 1035 may be treated as a new Contract for this purpose. For Contracts subject to the Aggregation Rule, the values of the Contracts and the investments in the Contracts should be added together to determine the taxation under Code Section 72(e).
Withdrawals will be treated first as withdrawals of income until all of the income from all such Contracts is withdrawn. The Treasury Department has specific authority under Code Section 72(e)(11) to issue regulations to prevent the avoidance of the income-out-first rules for withdrawals prior to the Annuity Date through the serial purchase of Contracts or otherwise. As of the date of this Prospectus there are no regulations interpreting these aggregation provisions.
10% Tax Penalty Applicable to Certain Withdrawals and Annuity Payments
The Code provides that the taxable portion of a withdrawal or other distribution may be subject to a tax penalty equal to 10% of that taxable portion unless the withdrawal is:
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made on or after the date you reach age 59 1∕2,

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made by a Beneficiary after your death,

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attributable to your becoming disabled,

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any payments annuitized using a Life Contingent Annuity Option,

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attributable to an investment in the Contract made prior to August 14, 1982, or

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any distribution that is a part of a series of substantially equal periodic payments (Code Section 72(q) payments) made (at least annually) over your life (or life expectancy) or the joint lives (or life expectancies) of you and your designated beneficiary.

Withdrawals from a Qualified Contract have a similar 10% additional tax and have similar exceptions (see Taxes Payable on Annuity Payments and the applicable Qualified Contracts).

Taxes Payable on Optional Rider Charges
It is our understanding that the charges relating to any optional rider are not subject to current taxation and we will not report them as such. However, Treasury or the IRS may determine that these charges should be treated as partial withdrawals subject to current taxation to the extent of any gain and, if applicable, the 10% tax penalty. We reserve the right to report any optional rider charges as partial withdrawals if we believe that we would be expected to report them in accordance with Treasury Regulations or IRS guidance.
Distributions After the Annuity Date
After you annuitize, a portion of each annuity payment you receive under a Contract generally will be treated as a partial recovery of Investments (as used here, “Investments” means the aggregate Purchase Payments less any amounts that were previously received under the Contract but not included in income) and will not be taxable. (In certain circumstances, subsequent modifications to an initially-established payment pattern may result in the imposition of a tax penalty.) The remainder of each annuity payment will be taxed as ordinary income. However, after the full amount of aggregate Investments has been recovered, the full amount of each annuity payment will be taxed as ordinary income. Exactly how an annuity payment is divided into taxable and non- taxable portions depends on the period over which annuity payments are expected to be received, which in turn is governed by the form of annuity selected and, where a lifetime annuity is chosen, by the life expectancy of the Annuitant(s) or payee(s). Such a payment may also be subject to a tax penalty if taken prior to age 59 1∕2.
For periodic (annuity) payments, we will default your state tax withholding (as applicable) based upon the marital status and allowance(s) provided for your federal taxes or, if no withholding instructions are provided, we will default to your resident state’s prescribed withholding default (if applicable). Please consult with a tax advisor for additional information, including whether your resident state has a specific version of the W-4P form that should be submitted to us with state-specific income tax information.
Distributions to Beneficiary After Contract Owner’s Death
Generally, the same tax rules apply to amounts received by the Beneficiary as those that apply to the Contract Owner, except that the early withdrawal tax penalty does not apply. Thus, any annuity payments or lump sum withdrawal will be divided into taxable and non- taxable portions.
If death occurs after the Annuity Date, but before the expiration of a period certain option, the Beneficiary will recover the balance of the Investments as payments are made and may be allowed a deduction on the final tax return for the unrecovered Investments in the Contract. A lump sum payment taken by the Beneficiary in lieu of remaining monthly annuity payments is not considered an annuity payment for tax purposes. The portion of any lump sum payment to a Beneficiary in excess of aggregate unrecovered Investments in the Contract would be subject to income tax.
Contract Owner’s Estate
Generally, any amount payable to a Beneficiary after the Contract Owner’s death, whether before or after the Annuity Date, will be included in the estate of the Contract Owner for federal estate tax purposes. Under certain circumstances, the Code may impose a generation-skipping (“GST”) tax when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.
The federal estate tax, gift tax, and GST tax exemptions and maximum rates may be adjusted each year. The potential application of these taxes underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios. You should consult with a qualified tax advisor if you have questions about federal estate tax, IRD, or GSTT.
Gifts of Annuity Contracts
Generally, gifts of Non-Qualified Contracts prior to the annuity Start Date will trigger tax reporting to the donor on the gain on the Contract, with the donee getting a stepped-up basis for the amount included in the donor’s income. The 10% early withdrawal tax penalty and gift tax also may be applicable. This provision does not apply to transfers between spouses or incident to a divorce, or transfers to and from a trust acting as agent for the Owner or the Owner’s spouse.

Tax Withholding for Non-Qualified Contracts
Unless you elect to the contrary, any amounts you receive under your Contract will be subject to withholding to meet federal income tax obligations. For nonperiodic distributions, you will have the option to provide us with withholding information by submitting Form W-4R at the time of your withdrawal request. If you do not provide us with withholding information, we will generally withhold 10% of the taxable distribution amount and remit it to the IRS. For periodic (annuity) payments, the rate of withholding will be determined on the basis of the withholding information you provide to us by submitting Form W-4P. If you do not provide us with withholding information, we are required to determine the Federal income tax withholding according to the then current defaults for marital status and number of adjustments, if any. State and local withholding may apply different defaults and will be determined by applicable law.
Certain states have indicated that pension and annuity withholding will apply to payments made to residents.
Please call (800) 722-4448 with any questions about the required withholding information. Financial professionals may call us at (800) 722-2333.
Tax Withholding for Non-resident Aliens or Non U.S. Persons
Taxable distributions to Contract Owners who are non-resident aliens or other non U.S. persons are generally subject to U.S. federal income tax withholding at a 30% rate, unless a lower treaty rate applies. Prospective foreign owners are advised to consult with a tax advisor regarding the U.S., state and foreign tax treatment of a Contract. Currently, we require all Contract Owners to be a U.S. person (citizen) or a U.S. resident alien.
Exchanges of Non-Qualified Contracts (1035 Exchanges)
You may make your initial or a Subsequent Purchase Payment through an exchange of an existing annuity contract or endowment life insurance contract pursuant to Section 1035 of the Code (a 1035 exchange). The exchange can be effected by completing the Transfer/ Exchange form, indicating in the appropriate section of the form that you are making a 1035 exchange and submitting any applicable state replacement form. The form is available by calling your financial professional, by calling our Contract Owner number at (800) 722-4448, or on our website at www.PacificLife.com. Financial professionals can call (800) 722-2333. Once completed, the form should be mailed to us. If you are making an initial Purchase Payment, a completed Contract application should also be attached.
A post-death 1035 exchange of Non-Qualified assets may be available for beneficiaries who have elected to receive lifetime payments under Section 72(s) of the Code. Note that we reserve the right to restrict the maximum issue age for this type of transaction. Additionally, we will not accept additional Purchase Payments or allow a change in ownership (including collateral assignment requests) for a Contract issued via a post-death 1035 exchange of Non-Qualified assets.
In general terms, Section 1035 of the Code provides that no gain or loss is recognized when you exchange one annuity or life insurance contract for another annuity contract. Transactions under Section 1035, however, may be subject to special rules and may require special procedures and record keeping, particularly if the exchanged annuity contract was issued prior to August 14, 1982. You should consult your tax advisor prior to affecting a 1035 exchange.
Partial 1035 Exchanges and Annuitization
A partial exchange is the direct transfer of only a portion of an existing annuity’s Contract Value to a new annuity contract. Under Rev. Proc. 2011-38 a partial exchange will be treated as tax-free under Code Section 1035 if there are no distributions, from either annuity, within 180 calendar days after the partial 1035 exchange. Any distribution taken during the 180 calendar days may jeopardize the tax- free treatment of the partial exchange. Such determination will be made by the IRS, using general tax principals, to determine the substance, and thus the treatment of the transaction. In addition, annuity payments that are based on one or more lives or for a period of 10 or more years (as described in Code Section 72(a)(2)) will not be treated as a distribution from either the old or new contract when determining whether the tax treatment described in Rev. Proc. 2011-38 will apply. Rev. Proc. 2011-38 applies to partial exchanges and partial annuitizations on or after October 24, 2011.
You should consult your tax advisor prior to affecting a partial 1035 exchange or a partial annuitization.
IMPACT OF FEDERAL INCOME TAXES
In general, in the case of Non-Qualified Contracts, if you are an individual and expect to accumulate your Contract Value over a relatively long period of time without making significant withdrawals, there may be federal income tax advantages in purchasing such a Contract. This is because any increase in Contract Value is not subject to current taxation. Income taxes are deferred until the money is withdrawn, at which point taxation occurs only on the gain from the investment in the Contract. With income taxes deferred, you may accumulate more money over the long term through an index-linked annuity than you may through non-tax-deferred investments. The advantage may be greater if you decide to liquidate your Contract Value in the form of monthly annuity payments after your retirement, or if your tax rate is lower at that time than during the period that you held the Contract, or both.
When withdrawals or distributions are taken from the index-linked annuity, the gain is taxed as ordinary income. This may be a potential disadvantage because money that had been invested in other types of assets may qualify for a more favorable federal tax rate. For example, the tax rate applicable both to the sale of capital gain assets held more than 1 year and to the receipt of qualifying dividends by individuals is a maximum of 20% (as low as 0% for lower-income individuals). In contrast, an ordinary income tax rate of up to 37% applies to taxable withdrawals on distributions from an index-linked annuity. Also, withdrawals or distributions taken from an index-linked annuity prior to attaining age 59 1∕2 may be subject to a tax penalty equal to 10% of the taxable portion, although exceptions to the tax penalty may apply.
An owner of an index-linked annuity cannot deduct or offset losses on transfers to or from ILOs, or at the time of any partial withdrawals. Additionally, if you surrender your Contract and your Net Contract Value is less than the aggregate of your investments in the Contract (reduced by any previous non-taxable distributions), you cannot deduct the ordinary income loss as a miscellaneous itemized deduction subject to the 2% floor of AGI. This provision of the 2017 Tax Cuts and Jobs Act is effective for taxable years beginning after December 31, 2017, and sunsets after 2025. Consult with your tax advisor regarding the impact of federal income taxes on your specific situation.
TAXES ON PACIFIC LIFE
Under current law, we may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant and they are not charged against the Contract or the Separate Account. If there is a material change in applicable state or local tax laws, the imposition of any such taxes upon us that are attributable to the Separate Account or to our operations with respect to your Contract may result in a corresponding charge against the Separate Account or your Contract.
Given the uncertainty of future changes in applicable federal, state or local tax laws, we cannot appropriately describe the effect a tax law change may have on taxes that would be attributable to the Separate Account or your Contract.
QUALIFIED CONTRACTS — GENERAL RULES
The Contracts are available to a variety of Qualified Plans and IRAs. Tax restrictions and consequences for Contracts under each type of Qualified Plan and IRAs differ from each other and from those for Non-Qualified Contracts. No attempt is made herein to provide more than general information about the use of the Contract with the various types of Qualified Plans and IRAs. Participants under such Qualified Plans, as well as Contract Owners, Annuitants and Beneficiaries, are cautioned that the rights of any person to any benefits under such Qualified Plans may be subject to the terms and conditions of the Plans themselves or limited by applicable law, regardless of the terms and conditions of the Contract issued in connection therewith. If the Contract is purchased through a tax-qualified IRA or plan, it provides no additional tax benefit to the investor beyond those already provided under the Internal Revenue Code.
Tax Deferral
It is important to know that Qualified Plans such as 401(k)s, as well as IRAs, are already tax-deferred. Therefore, an annuity contract should be used to fund an IRA or Qualified Plan to benefit from the annuity’s features other than tax deferral. Other benefits of using an index-linked annuity to fund a Qualified Plan or an IRA include the lifetime income options, guaranteed death benefit options and the ability to transfer among Interest Crediting Options at the end of a Term without sales or surrender charges. You should consider if the Contract is a suitable investment if you are investing through a Qualified Plan or IRA.
Taxes Payable
Generally, amounts received from Qualified Contracts are taxed as ordinary income under Code Section 72, to the extent that they are not treated as a tax-free recovery of after-tax contributions (if any). Amounts you withdraw before annuitization, including amounts withdrawn from your Contract Value in connection with partial withdrawals for payment of any charges and fees, will be treated as ordinary income. Different rules apply for Roth IRAs. Consult your tax advisor before requesting a distribution from a Qualified Contract.

10% Additional Tax for Early Withdrawals
Generally, distributions from IRAs and Qualified Plans that occur before you attain age 59 1∕2 are subject to a 10% additional tax imposed on the amount of the distribution that is includable in gross income, with certain exceptions. These exceptions include distributions:
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made to a beneficiary after the owner’s/participant’s death,

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attributable to the owner/participant becoming disabled under Code Section 72(m)(7),

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that are part of a series of substantially equal periodic payments (also referred to as SEPPs or 72(t) payments) made (at least annually) over your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary, and commence after you have separated from service (if payments are made from a qualified retirement plan),

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for qualified birth or adoption expenses,

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made on or after the date on which the owner/participant has been certified by a physician as being terminally ill as defined under Code Section 72(t)(2)(L),

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for certain qualified disaster recovery distributions,

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for certain emergency personal expenses,

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for certain distributions made to domestic abuse victims,

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for certain higher education expenses (IRAs only),

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used to pay for certain health insurance premiums or medical expenses (IRAs only),

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for costs related to the purchase of your first home (IRAs only), and

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(except for IRAs) made to an employee after separation from service if the employee separates from service during or after the calendar year in which he or she attains age 55 (or age 50 in the case of a qualified public safety employee).

Tax Withholding for Qualified Contracts
Distributions from a Contract under a Qualified Plan (not including an individual retirement annuity subject to Code Section 408 or Code Section 408A) to an employee, surviving spouse, or former spouse who is an alternate payee under a qualified domestic relations order, that are permitted to be rolled over to an eligible retirement plan, are subject to mandatory income tax withholding of 20% of the taxable amount of the distribution, unless the distributee directs the transfer of such amounts in cash to another Qualified Plan or a traditional IRA.
Distributions that are not an eligible rollover distribution include:
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any distribution that is a minimum distribution required under the Code, which includes any annuity payment made on or after January 1 of the year you turn age 73 (or 70 1∕2 if born prior to July 1, 1949, 72 if born prior to January 1, 1951, or 75 if born after 1959);

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any portion of the distribution that is not includable in gross income because it is a return of any after-tax contributions;

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any distribution that is part of a series of substantially equal periodic payments made over your life or the lives or you and your designated beneficiary, or made for fixed period of at least 10 years.

The taxable amount is the amount of the distribution less the amount allocable to after-tax contributions. All other types of taxable distributions are subject to 10% federal withholding unless the distributee elects not to have withholding apply.
For periodic (annuity) payments, the rate of withholding will be determined on the basis of the withholding information you provide to us by submitting Form W-4P. If you do not provide us with withholding information, we are required to determine the Federal income tax withholding according to the then current defaults for marital status and number of exemptions. State and local withholding may apply different defaults and will be determined by applicable law.
Certain states have indicated that pension and annuity withholding will apply to payments made to residents.

IRAs and Other Qualified Contracts with Optional Benefit Riders
As of the date of this Prospectus, there are special considerations for purchases of any optional living or death benefit riders. Treasury Regulations state that Individual Retirement Accounts (IRAs) may generally not invest in life insurance contracts. We believe that these Regulations do not prohibit the living or death benefit riders from being added to your Contract if it is issued as a Traditional IRA, Roth IRA, or SEP IRA. However, the law is unclear and it is possible that a Contract that has living or death benefit riders and is issued as a Traditional IRA, Roth IRA, or SEP IRA could be disqualified and may result in increased taxes to the Owner.
Similarly, Code Section 401 plans, Code Section 403(b), 457(b) annuities and IRAs (but not Roth IRAs) can only offer incidental death benefits. The IRS could take the position that the enhanced death benefits provided by optional benefit riders are not incidental. In addition, to the extent that the optional benefit riders alter the timing or the amount of the payment of distributions under a Qualified Contract, the riders cannot be paid out in violation of the minimum distribution rules of the Code.
It is our understanding that the charges relating to the optional benefit riders are not subject to current taxation and we will not report them as such. However, Treasury or the IRS may determine that these charges should be treated as partial withdrawals subject to current income taxation to the extent of any gain and, if applicable, the 10% additional tax. We reserve the right to report the rider charges as partial withdrawals if we believe that we would be expected to report them in accordance with Treasury Regulations or IRS guidance.
Required Minimum Distributions
Treasury Regulations provide that you cannot keep assets in Qualified Plans or IRAs indefinitely. Eventually they are required to be distributed; at that time (the Required Beginning Date (RBD)), Required Minimum Distributions (RMDs) are the amount that must be distributed each year. The information below is for Qualified Contracts held in either a Qualified Plan, or IRA, prior to the Annuity Start Date.
Under Code Section 401 (for Qualified Plans) and Code Section 408 (for IRAs), the entire interest under the Contract must be distributed to the Owner/Annuitant no later than the Owner/Annuitant’s RBD, or distributions over the life of the Owner/Annuitant (or the Owner/Annuitant and his beneficiary) must begin no later than the RBD.
The RBD for distributions from a Qualified Contract maintained for an IRA under Code Section 408 is generally April 1 of the calendar year following the year in which the Owner/Annuitant reaches age 73 (or 70 1∕2 if born prior to July 1, 1949, 72 if born prior to January 1, 1951, or 75 if born after 1959). The RBD for a Qualified Contract maintained for a qualified retirement or pension plan under Code Section 401 or a Code Section 403(b) annuity is April 1 of the calendar year following the later of the year in which the Owner/Annuitant reaches age 73 (or 70 1∕2 if born prior to July 1, 1949, 72 if born prior to January 1, 1951, or 75 if born after 1959), or, if the plan so provides, the year in which the Owner/Annuitant retires. There is no RBD for a Roth IRA maintained pursuant to Code Section 408A or for a Designated Roth Account in a Qualified Plan.
The Treasury Regulations require that all IRA holders and Qualified Plan Participants (with one exception discussed below) use the Uniform Lifetime Table to calculate their RMDs.
The Uniform Lifetime Table is based on a joint life expectancy and uses the IRA owner’s actual age and assumes that the beneficiary is 10 years younger than the IRA owner. Note that under these Regulations, the IRA owner does not need to actually have a named beneficiary when they reach the RBD.
The exception noted above is for an IRA owner who has a spouse, who is more than 10 years younger, as the sole beneficiary on the IRA. In that situation, the spouse’s actual age (and life expectancy) will be used in the joint life calculation.
Required Minimum Distributions for Beneficiaries
For Owner/Annuitants who died prior to January 1, 2020, their designated beneficiaries calculate RMDs using the Single Life Table (Table I, Appendix B, Publication 590-B, Distributions from Individual Retirement Arrangements (IRAs)). The table provides a life expectancy factor based on the beneficiary’s age. The account balance is divided by this life expectancy factor to determine the first RMD. The life expectancy is reduced by one for each subsequent year.
For Owner/Annuitants who die after December 31, 2019, the RMD rules for Beneficiary IRAs are different depending on whether the Beneficiary is an “eligible designated beneficiary” or not. An eligible designated beneficiary includes a surviving spouse, a disabled individual, a chronically ill individual, a minor child, or an individual who is not more than 10 years younger than the account owner. Certain trusts created for the exclusive benefit of disabled or chronically ill Beneficiaries are included.

These eligible designated beneficiaries may take their distributions over the Beneficiary’s life expectancy. However, minor children must still take remaining distributions within 10 years of reaching age 21. Additionally, a surviving spouse beneficiary may elect to delay commencement of distributions until the later of the end of the year that the Owner/Annuitant would have attained age 73, or the surviving spouse’s RBD.
Designated Beneficiaries, who are not an eligible designated beneficiary, must withdraw the entire account by the 10th calendar year following the death of the Owner/Annuitant. IRS and Treasury have released final regulations that require a Beneficiary to take distributions “at least as rapidly” as the Owner/Annuitant did after his RBD and had begun receiving minimum distributions. These final regulations require the Beneficiary to continue receiving distributions during the 10 years following the Owner/Annuitant’s death. Please consult your tax advisor for more information about these new final regulations and the impact they may have on your situation.
Non-designated Beneficiaries must withdraw the entire account within 5 years of the Owner/Annuitant’s death if distributions have not begun prior to death. For IRA distributions, see Publication 590-B, Distribution from Individual Retirement Arrangements (IRAs).
Actuarial Value
In accordance with Treasury Regulations, RMDs and Roth IRA conversions may be calculated based on the sum of the contract value and the actuarial value of any additional death benefits and benefits from optional riders that you have purchased under the Contract. As a result, RMDs and taxes due on Roth IRA Conversions may be larger than if the calculation were based on the contract value only, which may in turn result in an earlier (but not before the required beginning date) distribution under the Contract and an increased amount of taxable income distributed to the contract owner, and a reduction of death benefits and the benefits of any optional riders.
RMDs and Annuity Options
For retirement plans that qualify under Code Section 401 or 408, the period elected for receipt of RMDs as annuity payments under Annuity Options 2 and 4 generally may be:
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no longer than the joint life expectancy of the Annuitant and Beneficiary in the year that the Annuitant reaches age 73 (or 70 1∕2 if born prior to July 1, 1949, 72 if born prior to January 1,1951, or 75 if born after 1959), and

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must be shorter than such joint life expectancy if the Beneficiary is not the Annuitant’s spouse and is more than 10 years younger than the Annuitant, and

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may be further limited to comply with the RMD requirements for beneficiaries (e.g., the 10-year rule).

Under Annuity Option 3, if the Beneficiary is not the Annuitant’s spouse and is more than 10 years younger than the Annuitant, the 66 2∕3% and 100% elections specified below may not be available. The restrictions on options for retirement plans that qualify under Code Sections 401 and 408 also apply to a retirement plan that qualifies under Code Section 403(b) with respect to amounts that accrued after December 31, 1986.
Annuity payments made on or after January 1st of the year the Owner/Annuity turns 73 (or 70 1∕2 if born prior to July 1, 1949, or 72 if born prior to January 1,1951) are considered RMDs and are therefore not eligible rollover distributions. The Owner/Annuitant may not request a direct or indirect rollover of any annuity payment made on or after this date.
In order to comply with RMD regulations, some riders or benefits may not be available for your Contract.
We urge you to consult with a qualified tax advisor prior to effecting any loan transaction under your Contract.
IRAS AND QUALIFIED PLANS
The following is only a general discussion about types of IRAs and Qualified Plans for which the Contracts may be available. We are not the administrator of any Qualified Plan. The plan administrator and/or custodian, whichever is applicable, (but not us) is responsible for all Plan administrative duties including, but not limited to, notification of distribution options, disbursement of Plan benefits, handling any processing and administration of Qualified Plan loans, compliance regulatory requirements and federal and state tax reporting of income/distributions from the Plan to Plan participants and, if applicable, Beneficiaries of Plan participants and IRA contributions from Plan participants. Our administrative duties are limited to administration of the Contract and any disbursements of any Contract benefits to the Owner, Annuitant, or Beneficiary of the Contract, as applicable. Our tax reporting responsibility is limited to federal and state tax reporting of income/distributions to the applicable payee and IRA contributions from the Owner of a Contract, as recorded on our books and records. The Qualified Plan (the plan administrator or the custodian) is required to provide us with information regarding individuals with signatory authority on the Contract(s) owned. If you are purchasing a Qualified Contract, you should consult with your plan administrator and/or a qualified tax advisor. You should also consult with a qualified tax advisor and/or plan administrator before you withdraw any portion of your Contract Value.
Individual Retirement Annuities (“IRAs”)
In addition to “traditional” IRAs established under Code Section 408, there are SEP IRAs under Code Section 408(k), and Roth IRAs governed by Code Section 408A. Also, Qualified Plans under Code Sections 401, 403(b), or 457(b) of the Code that include after-tax employee contributions may be treated as deemed IRAs subject to the same rules and limitations as traditional IRAs. Contributions to each of these types of IRAs are subject to differing limitations. The following is a very general description of each type of IRA and other Qualified Plans.
Traditional IRAs
Traditional IRAs are subject to limitations on the amount that may be contributed each year, the persons who may be eligible to contribute, when rollovers are available and when distributions must commence. Depending upon the circumstances of the individual, contributions to a traditional IRA may be made on a deductible or non-deductible basis.
Annual contributions are generally allowed for persons who have compensation (as defined by the Code) of at least the contribution amount. Distributions of minimum amounts specified by the Code and Treasury Regulations must commence by April 1 of the calendar year following the calendar year in which you attain age 73 (or 70 1∕2 if born prior to July 1, 1949, 72 if born prior to January 1, 1951, or 75 if born after 1959). Failure to make mandatory minimum distributions may result in imposition of a 25% penalty excise on any difference between the required distribution amount and the amount actually distributed. This excise tax is reduced to 10% if a distribution of the shortfall is made within two years and prior to the date the excise tax is assessed or imposed by the IRS. Additional distribution rules apply after your death.
You (or your surviving spouse if you die) may rollover funds (such as proceeds from existing insurance policies, annuity contracts or securities) from certain existing Qualified Plans into your traditional IRA if those funds are in cash. This will require you to liquidate any value accumulated under the existing Qualified Plan. Mandatory withholding of 20% may apply to any rollover distribution from your existing Qualified Plan if the distribution is not transferred directly to your traditional IRA. To avoid this withholding, you may wish to have cash transferred directly from the insurance company or plan trustee to your traditional IRA.
SEP-IRAs
A Simplified Employee Pension (SEP) is an employer sponsored retirement plan under which employers are allowed to make contributions toward their employees’ retirement, as well as their own retirement (if the employer is self-employed). A SEP is a type of IRA established under Code Section 408(k). Under a SEP, a separate IRA account called a SEP-IRA is set up by or for each eligible employee and the employer makes the contribution to the account. Like other IRAs, a 10% additional tax is imposed on certain distributions that occur before an employee attains age 59 1∕2.
Roth IRAs
Code Section 408A permits eligible individuals to establish a Roth IRA. Contributions to a Roth IRA are not deductible, but withdrawals of amounts contributed and the earnings thereon that meet certain requirements are not subject to federal income tax. In general, Roth IRAs are subject to limitations on the amount that may be contributed and the persons who may be eligible to contribute and are subject to certain required distribution rules on the death of the Contract Owner. Unlike a traditional IRA, Roth IRAs are not subject to minimum required distribution rules during the Contract Owner’s lifetime. However, upon the death of the Contract Owner, the Beneficiary is required to take RMDs, similar to Beneficiaries of traditional IRAs. The owner of a traditional IRA may convert a traditional IRA into a Roth IRA under certain circumstances. The conversion of a traditional IRA to a Roth IRA will subject the amount of the converted traditional IRA to federal income tax. Anyone considering the purchase of a Qualified Contract as a Roth IRA or a “conversion” Roth IRA should consult with a qualified tax advisor.
In accordance with recent changes in laws and regulations, at the time of either a full or partial conversion from a Traditional IRA annuity to a Roth IRA annuity, the determination of the amount to be reported as income will be based on the annuity contract’s “fair market value”, which will include all front- end loads and other non-recurring charges assessed in the 12 months immediately preceding the conversion, and the actuarial present value of any additional contract benefits.
One IRA Rollover Per Year
Effective January 1, 2015, the IRS will only permit a taxpayer to complete one 60-day indirect IRA-to-IRA rollover per 12 month period. This means that a taxpayer could not make a 60-day indirect IRA-to-IRA rollover if he or she had made such a rollover involving any of the taxpayer’s IRAs in the preceding 1-year period. The limit will apply by aggregating all of the individual’s IRAs, including SEP IRAs as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of the limit.
This rule does not affect the ability of an IRA owner to transfer funds from one IRA trustee directly to another, because such a transfer is not a rollover (but rather a direct transfer) and therefore, is not subject to the one-rollover-per-year limitation of Code Section 408(d) (3)(B). For additional information, see IRS Announcements 2014-15 and 2014-32. Always confirm with your own tax advisor whether this rule impacts your circumstances.
401(k) Plans; Pension and Profit-Sharing Plans
Qualified Plans may be established by an employer for certain eligible employees under Code Section 401. These plans may be 401(k) plans, profit-sharing plans, or other pension or retirement plans. Contributions to these plans are subject to limitations. Rollover to other eligible plans may be available. Please consult your Qualified Plans Summary Plan description for more information.
Tax Sheltered Annuities (“TSAs”)
Employees of certain tax-exempt organizations, such as public schools or hospitals, may defer compensation through an eligible plan under Code Section 403(b). Salary deferral amounts received from employers for these employees are excludable from the employees’ gross income (subject to maximum contribution limits). Distributions under these Contracts must comply with certain limitations as to timing, or result in tax penalties. Distributions from amounts contributed to a TSA pursuant to a salary reduction arrangement, may be made from a TSA only upon attaining age 59 1∕2, severance from employment, death, disability, or financial hardship. Code Section 403(b) annuity distributions can be rolled over to other Qualified Plans in a manner similar to those permitted by Qualified Plans that are maintained pursuant to Code Section 401.
In accordance with Code Section 403(b) and related Treasury Regulations, we are required to provide information regarding contributions, loans, withdrawals, and hardship distributions from your Contract to your 403(b) employer or an agent of your 403(b) employer, upon request. In addition, prior to processing your request for certain transactions, we are required to verify certain information about you with your 403(b) employer (or if applicable, former 403(b) employer) which may include obtaining authorization from either your employer or your employer’s third-party administrator.
Section 457(b) Non-Qualified Deferred Compensation Plans
Certain employees of governmental entities or tax-exempt employers may defer compensation through an eligible plan under Code Section 457(b). Contributions to a Contract of an eligible plan are subject to limitations. Subject to plan provisions and a qualifying triggering event, assets in a 457(b) plan established by a governmental entity may be transferred or rolled into an IRA or another Qualified Plan, if the Qualified Plan allows the transfer or rollover. If a rollover to an IRA is completed, the assets become subject to IRA rules, including the 10% additional tax on distributions prior to age 59 1∕2. Assets from other plans may be rolled into a governmental 457(b) plan if the 457(b) plan allows the rollover and if the investment provider is able to segregate the assets for tax reporting purposes. Consult both the distributing plan and the receiving plan prior to making this election. Assets in a 457(b) plan set up by a tax exempt employer may not be rolled to a different type of Qualified Plan or IRA at any time.

ADDITIONAL INFORMATION

CHANGES TO YOUR CONTRACT
Contract Owner(s)
Transfer of Contract ownership may involve federal income tax and/or gift tax consequences; you should consult a qualified tax advisor before effecting such a transfer. A change to or from joint Contract ownership is considered a transfer of ownership. If your Contract is Non-Qualified, you may change Contract ownership at any time prior to your Annuity Date. You may name a different Owner or add or remove a Joint Owner. A Contract cannot name more than two Contract Owners at any time. Any newly-named Contract Owners must be under the age of 85 at the time of change or addition. The Contract Owner(s) may make all decisions regarding the Contract, including making allocation decisions and exercising voting rights. Transactions under a Contract with Joint Owners require approval from both Owners. In addition, Contract ownership changes may terminate the GLWB Rider and may impact death benefit provisions. Work with your financial professional prior to making any ownership changes.
If your Contract is Qualified under Code Sections 401 or 457(b), the Qualified Plan must be the sole Owner of the Contract and the ownership cannot be changed unless and until a triggering event has been met under the terms of the Qualified Plan. Upon such event, the ownership can only be changed to the Annuitant. If your Contract is Qualified under Code Sections 408 and 403(b), you must be the sole Owner of the Contract and no changes can be made.
Annuitant and Contingent or Joint Annuitant
Once your Contract is issued, your sole Annuitant or Joint Annuitants cannot be changed. For certain Contracts, you may only add a Joint Annuitant on the Annuity Date. Certain changes may be permitted in connection with Contingent Annuitants. See ANNUITIZATION — SELECTING YOUR ANNUITANT. There may be limited exceptions for certain Qualified Contracts.
Beneficiaries
Your Beneficiary is the person(s) or entity who may receive death benefit proceeds under your Contract before the Annuity Date or any remaining annuity payments after the Annuity Date if any Owner (or Annuitant in the case of a Non-Natural Owner) dies. See the DEATH BENEFIT section for additional information regarding death benefit payouts. You may change or remove your Beneficiary or add Beneficiaries at any time prior to the death of any Owner (or Annuitant in the case of a Non-Natural Owner), as applicable. Any change or addition will generally take effect only when we receive all necessary documents, In Proper Form, and we record the change or addition. Any change or addition will not affect any payment made or any other action taken by us before the change or addition was received and recorded. Under our administrative procedures, a signature guarantee and/or other verification of identity or authenticity may be required when processing a claim payable to a Beneficiary.
Spousal consent may be required to change a Qualified Contract Beneficiary. If you are considering removing a spouse as a Beneficiary, it is recommended that you consult your legal or tax advisor regarding any applicable state or federal laws prior to requesting the change. Qualified Contracts may have additional restrictions on naming and changing Beneficiaries. If your Contract was issued in connection with a Qualified Plan subject to Title I of ERISA, contact your Plan Administrator for details. We require that Contracts issued under Code Sections 401 and 457(b) name the Plan as Beneficiary. If the Plan is unable to set up a trust account for Beneficiary payouts, we will pay the designated Plan Beneficiary under certain conditions. If you leave no surviving Beneficiary or Contingent Beneficiary, your estate will receive any death benefit proceeds under your Contract.
INQUIRIES AND SUBMITTING FORMS AND REQUESTS
You may reach our service representatives at (800) 722-4448 between the hours of 6:00 a.m. and 5:00 p.m., Pacific time on any Business Day. Financial professionals may call us at (800) 722-2333.
Please send your forms and written requests or questions to our Service Center:
Pacific Life Insurance Company
P.O. Box 2378
Omaha, Nebraska 68103-2378

If you are submitting a Purchase Payment or other payment by mail, please send it, along with your application if you are submitting one, to our Service Center at the following address:
Pacific Life Insurance Company
P.O. Box 2290
Omaha, Nebraska 68103-2290
If you are using an overnight delivery service to send payments, please send them to our Service Center at the following address:
Pacific Life Insurance Company
6750 Mercy Road, RSD
Omaha, Nebraska 68106
The effective date of certain notices or of instructions is determined by the date and time on which we receive the notice or instructions In Proper Form. In those instances when we receive electronic transmission of the information on the application from your financial professional’s broker-dealer firm and our administrative procedures with your broker-dealer so provide, we consider the application to be received on the Business Day we receive the transmission. In those instances when information regarding your Purchase Payment is electronically transmitted to us by the broker-dealer, we will consider the Purchase Payment to be received by us on the Business Day we receive the transmission of the information. Please call us if you or your financial professional have any questions regarding which address you should use.
We reserve the right to process any Purchase Payment received at an incorrect address when it is received at either the address indicated in your Contract specification pages or the appropriate address indicated in the Prospectus.
Purchase Payments after your initial Purchase Payment, transfer requests, and withdrawal requests we receive before the close of the New York Stock Exchange, which usually closes at 4:00 p.m. Eastern time, will be effective at the end of the same Business Day that we receive them In Proper Form unless the transaction or event is scheduled to occur on another Business Day. Generally, whenever you submit any other form, notice or request, your instructions will be effective on the next Business Day after we receive them In Proper Form unless the transaction or event is scheduled to occur on another Business Day. We may also require, among other things, a signature guarantee or other verification of authenticity. We do not generally require a signature guarantee unless it appears that your signature may have changed over time or the signature does not appear to be yours; or an executed application or confirmation of application, as applicable, In Proper Form is not received by us; or, to protect you or us. Requests regarding death benefit proceeds must be accompanied by both proof of death and instructions regarding payment In Proper Form. You should call your financial professional or us if you have questions regarding the required form of a request.
TELEPHONE AND ELECTRONIC TRANSACTIONS
You are automatically entitled to make certain transactions by telephone or, to the extent available, electronically. You may also authorize other people to make certain transaction requests by telephone or, to the extent available, electronically by so indicating on the application or by sending us instructions in writing in a form acceptable to us. We cannot guarantee that you or any other person you authorize will always be able to reach us to complete a telephone or electronic transaction; for example, all telephone lines may be busy or access to our website may be unavailable during certain periods, such as periods of substantial market fluctuations or other drastic economic or market change, or telephones or the Internet may be out of service or unavailable during severe weather conditions or other emergencies. Under these circumstances, you should submit your request in writing (or other form acceptable to us). Transaction instructions we receive by telephone or electronically before the close of the New York Stock Exchange, which usually closes at 4:00 p.m. Eastern time, on any Business Day will usually be effective at the end of that day, and we will provide you confirmation of each telephone or electronic transaction.
We have established procedures reasonably designed to confirm that instructions communicated by telephone or electronically are genuine. These procedures may require any person requesting a telephone or electronic transaction to provide certain personal identification upon our request. We may also record all or part of any telephone conversation with respect to transaction instructions. We reserve the right to deny any transaction request made by telephone or electronically. You are authorizing us to accept and to act upon instructions received by telephone or electronically with respect to your Contract, and you agree that, so long as we comply with our procedures, neither we, any of our affiliates, nor any Fund, or any of their directors, trustees, officers, employees or agents will be liable for any loss, liability, cost or expense (including attorneys’ fees) in connection with requests that we believe to be genuine. This policy means that so long as we comply with our procedures, you will bear the risk of loss arising out of the telephone or electronic transaction privileges of your Contract. If a Contract has Joint Owners, each Owner may individually make telephone and/or electronic transaction requests.

The authorization to make transactions by telephone or, to the extent available, electronically, will terminate when we receive notification of your death, and telephone or electronic transactions will no longer be accepted.
ELECTRONIC INFORMATION CONSENT
Subject to availability, you may authorize us to provide prospectuses, prospectus supplements, reports, annual statements, statements and immediate confirmations, tax forms, proxy solicitations, privacy notice and other notices and documentation in electronic format when available instead of receiving paper copies of these documents by U.S. mail. You may enroll in this service by so indicating on the application, via our Internet website, or by sending us instructions in writing in a form acceptable to us to receive such documents electronically. Not all contract documentation and notifications may be currently available in electronic format. You will continue to receive paper copies of any documents and notifications not available in electronic format by U.S. mail. For jointly owned contracts, both Owners are consenting to receive information electronically. Documents will be available on our Internet website. As documents become available, we will notify you of this by sending you an e-mail message that will include instructions on how to retrieve the document.
You must have ready access to a computer with Internet access, an active e-mail account to receive this information electronically, and the ability to read and retain it. You may access and print all documents provided through this service.
If you plan on enrolling in this service, or are currently enrolled, please note that:
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There is no charge for electronic delivery, although your Internet provider may charge for Internet access.

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You should provide a current e-mail address and notify us promptly when your e-mail address changes.

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You should update any e-mail filters that may prevent you from receiving e-mail notifications from us.

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You may request a paper copy of the information at any time for no charge, even though you consented to electronic delivery, or if you decide to revoke your consent.

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For jointly owned contracts, all information will be provided to the e-mail address that is provided to us.

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Electronic delivery will be cancelled if e-mails are returned undeliverable.

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This consent will remain in effect until you revoke it.

If you are currently enrolled in this service, please call (800) 722-4448 if you would like to revoke your consent, wish to receive a paper copy of the information above, or need to update your e-mail address. You may opt out of electronic delivery at any time.
TIMING OF PAYMENTS AND TRANSACTIONS
For withdrawals, including exchanges under Code Section 1035 and other Qualified transfers, from the ILOs or for Death Benefit payments attributable to your ILO Value, we will normally send the proceeds within 7 calendar days after your request is effective or after the Notice Date, as the case may be. We will normally effect periodic annuity payments on the day that corresponds to the Annuity Date and will make payment on the following Business Day. Payments or transfers may be suspended for a longer period under certain extraordinary circumstances. These include: a closing of the New York Stock Exchange other than on a regular holiday or weekend; a trading restriction imposed by the SEC; or an emergency declared by the SEC. Payments (including fixed annuity payments), withdrawals or transfers from the General Account (including the Fixed Account Option) may be delayed for up to six months after the request is effective. See PACIFIC LIFE INSURANCE COMPANY AND THE GENERAL ACCOUNT for more details.
CONFIRMATIONS, STATEMENTS AND OTHER REPORTS TO CONTRACT OWNERS
Confirmations will be sent out for Purchase Payments, transfers, withdrawals, and GLWB Rider Resets. We will send you a statement that provides certain information pertinent to your Contract. These statements disclose Contract Value, ILO values, Fixed Account Option values, fees and charges applied to your Contract Value, transactions made and specific Contract data that apply to your Contract. You may also access these statements online.
If you suspect an error on a confirmation or statement, you must notify us in writing as soon as possible, preferably within 30 calendar days of receiving the transaction confirmation or statement. When you write, tell us your name, contract number and a description of the suspected error.

Contract Owner Mailings. To help reduce expenses, environmental waste and the volume of mail you receive, only one copy of Contract Owner documents (such as the Prospectus, supplements, and announcements) may be mailed to Contract Owners who share the same household address (Householding). If you are already participating, you may opt out by contacting us. Please allow 30 calendar days for regular delivery to resume. You may also elect to participate in Householding by writing or calling us. The current documents are available on our website any time or an individual copy of any of these documents may be requested.
DISTRIBUTION ARRANGEMENTS
Pacific Select Distributors, LLC (“PSD”), a broker-dealer and our subsidiary, pays various forms of sales compensation to broker-dealers (including other affiliates) that solicit applications for the Contracts. PSD also may reimburse other expenses associated with the promotion and solicitation of applications for the Contracts.
We offer the Contracts for sale through broker-dealers that have entered into selling agreements with PSD. Broker-dealers sell the Contracts through their financial professionals. PSD pays compensation to broker-dealers for the promotion and sale of the Contracts. The individual financial professional who sells you a Contract typically will receive a portion of the compensation, under the financial professional’s own arrangement with his or her broker-dealer. Broker-dealers may generally receive aggregate commissions of up to 7% of your aggregate Purchase Payments. Under certain circumstances where PSD pays lower initial commissions, certain broker dealers that solicit applications for Contracts may be paid an ongoing persistency trail commission (sometimes called a residual) which will take into account, among other things, the Contract Value and the length of time Purchase Payments have been held under a Contract. A trail commission is not anticipated to exceed 1.50%, on an annual basis, of the Contract Value considered in connection with the trail commission.
We may also provide compensation to broker-dealers for providing ongoing service in relation to Contracts that have already been purchased.
Additional Compensation and Revenue Sharing
To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, selling broker-dealers may receive additional payments in the form of cash, other special compensation or reimbursement of expenses, sometimes called “revenue sharing”. These additional compensation or reimbursement arrangements may include, for example, payments in connection with the firm’s “due diligence” examination of the contracts, payments for providing conferences or seminars, sales or training programs for invited financial professionals and other employees, payments for travel expenses, including lodging, incurred by financial professionals and other employees for such seminars or training programs, seminars for the public, advertising and sales campaigns regarding the Contracts, and payments to assist a firm in connection with its administrative systems, operations and marketing expenses and/or other events or activities sponsored by the firms. Subject to applicable FINRA rules and other applicable laws and regulations, PSD and its affiliates may contribute to, as well as sponsor, various educational programs, or promotions in which participating firms and their salespersons may receive prizes such as merchandise, cash, or other awards. Such additional compensation may give us greater access to financial professionals of the broker-dealers that receive such compensation or may otherwise influence the way that a broker-dealer and financial professional market the Contracts.
These arrangements may not be applicable to all firms, and the terms of such arrangements may differ between firms. We provide additional information on special compensation or reimbursement arrangements involving selling firms and other financial institutions available upon request. Any such compensation will not result in any additional direct charge to you by us.
The compensation and other benefits provided by PSD or its affiliates may be more or less than the overall compensation on similar or other products. This may influence your financial professional or broker-dealer to present this Contract over other investment vehicles available in the marketplace. You may ask your financial professional about these differing and divergent interests, how he/she is personally compensated and how his/her broker-dealer is compensated for soliciting applications for the Contract.
REPLACEMENT OF LIFE INSURANCE OR ANNUITIES
The term “replacement” has a special meaning in the life insurance industry and is described more fully below. Before you make your purchase decision, we want you to understand how a replacement may impact your existing plan of insurance.
A policy “replacement” occurs when a new policy or contract is purchased and, in connection with the sale, an existing policy or contract is surrendered, lapsed, forfeited, assigned to the replacing insurer, otherwise terminated, or used in a financed purchase. A “financed purchase” occurs when the purchase of a new life insurance policy or annuity contract involves the use of funds obtained from the values of an existing life insurance policy or annuity contract through withdrawal, surrender or loan.

There are circumstances in which replacing your existing life insurance policy or annuity contract can benefit you. As a general rule, however, replacement is not in your best interest. Accordingly, you should make a careful comparison of the costs and benefits of your existing policy or contract and the proposed policy or contract to determine whether replacement is in your best interest.
LEGAL PROCEEDINGS
Pacific Life and its affiliates are parties to various legal proceedings. In our view, none of these proceedings would be likely to have a material adverse effect upon the ability of the principal underwriter to perform its contract with us, or our ability to meet our obligations under the contracts.
FINANCIAL STATEMENTS
Pacific Life’s financial statements are included in the SAI of this registration statement. The financial statements have relevance to the contracts only to the extent that they bear upon the ability of the Company to meet its obligations under the Contracts. The SAI is available free of charge by contacting our Service Center at (800) 722-4448.

PACIFIC LIFE INSURANCE COMPANY AND THE GENERAL ACCOUNT

PACIFIC LIFE
Pacific Life Insurance Company is a life insurance company domiciled in Nebraska. Along with our subsidiaries and affiliates, our operations include life insurance, annuity, mutual funds, broker-dealer operations, and investment advisory services.
We were originally organized on January 2, 1868, under the name “Pacific Mutual Life Insurance Company of California” and reincorporated as “Pacific Mutual Life Insurance Company” on July 22, 1936. On September 1, 1997, we converted from a mutual life insurance company to a stock life insurance company ultimately controlled by a mutual holding company and were authorized by California regulatory authorities to change our name to Pacific Life Insurance Company. On September 1, 2005, Pacific Life changed from a California corporation to a Nebraska corporation. Pacific Life is a subsidiary of Pacific LifeCorp, a holding company, which, in turn, is a subsidiary of Pacific Mutual Holding Company, a mutual holding company. Under their respective charters, Pacific Mutual Holding Company must always hold at least 51% of the outstanding voting stock of Pacific LifeCorp, and Pacific LifeCorp must always own 100% of the voting stock of Pacific Life. Owners of Pacific Life’s annuity contracts and life insurance policies have certain membership interests in Pacific Mutual Holding Company, consisting principally of the right to vote on the election of the Board of Directors of the mutual holding company and on other matters, and certain rights upon liquidation or dissolutions of the mutual holding company.
Our executive office is located at 700 Newport Center Drive, Newport Beach, California 92660.
Our subsidiary, Pacific Select Distributors, LLC (“PSD”) serves as the principal underwriter (distributor) for the Contracts. PSD is located at 700 Newport Center Drive, Newport Beach, California 92660. We and PSD enter into selling agreements with broker-dealers whose financial professionals are authorized by state insurance departments to sell the Contracts.
We may provide you with reports of our ratings both as an insurance company and as to our claims-paying ability with respect to our General Account assets.
THE SEPARATE ACCOUNT AND THE GENERAL ACCOUNT
The Separate Account and the General Account
The assets supporting the ILOs are held in a non-registered, non-insulated separate account established under Nebraska insurance law for the purpose of supporting our obligations under the Contract. You will not share in the investment experience of Separate Account assets. Assets of the Separate Account are chargeable with the claims of any of the Company’s contract owners as well as the Company’s creditors, and are subject to the liabilities arising out of any other business the Company conducts.
All amounts allocated to the Fixed Account Option become part of our General Account. Subject to applicable law, we exercise sole discretion over the investment of General Account assets, and bear the associated investment risk. You will not share in the investment experience of General Account assets. The General Account is subject to liabilities arising from any of our other business.
Investment in the Contract is subject to the risks related to Pacific Life. We are obligated to pay all amounts promised to investors under the Contracts, subject to our financial strength and claims-paying ability. You should look to the strength of the insurance company with regard to such guarantees. Payments (including fixed annuity payments) or withdrawals from the General Account may be delayed for up to six months after the request is effective.
Because of exemptive and exclusionary provisions, interests in the General Account and the Separate Account under the Contract are not registered under the Securities Act of 1933, as amended, and the Separate Account has not been registered as an investment company under the 1940 Act. Any interest you have in the ILOs or the Fixed Account Option is not subject to these Acts. This disclosure is, however, subject to certain provisions of federal securities laws relating to the accuracy and completeness of statements made in prospectuses.
Status Pursuant to Securities Exchange Act of 1934
Pacific Life relies on the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934 from the requirement to file reports pursuant to Section 15(d) of that Act.

Guarantee Terms
When you allocate any portion of your Purchase Payments or Contract Value to the Fixed Account Option, we guarantee you an interest rate (a “Guaranteed Rate”) for 1 year (a “Guarantee Term”). Guarantee Terms will be offered at our discretion. Guaranteed Rates for the Fixed Account Option may be changed periodically for new allocations. Your allocation will receive the Guaranteed Rate in effect for the Fixed Account Option on the effective date of your allocation. All Guaranteed Rates will credit interest daily at a rate that compounds over one year to equal the annual effective rate. The Guaranteed Rate on your Fixed Account Option Value will remain in effect for the Guarantee Term and will never be less than the 0.50% Minimum Guaranteed Rate for the Fixed Account.
Withdrawals and Transfers
Prior to the Annuity Date, on each Contract Anniversary, you may withdraw or transfer amounts from the Fixed Account Option to one or more of the available ILOs.
Currently, we are not requiring the 30-day waiting period on partial withdrawals, but we reserve the right to require the 30-day waiting period on partial withdrawals in the future. We will provide at least a 30 calendar day prior notice before we enforce the 30-day waiting period on partial withdrawals.
Amounts transferred or withdrawn from the Fixed Account Option may be delayed, as described under ADDITIONAL INFORMATION — TIMING OF PAYMENTS AND TRANSACTIONS. Any amount delayed, so long as it is held under the Fixed Account Option, will continue to earn interest at the Guaranteed Rate then in effect until that Guarantee Term has ended, and the 0.50% Minimum Guaranteed Rate for the Fixed Account thereafter, unless state law requires a greater rate be paid.

APPENDIX A: INTEREST CREDITING OPTIONS AVAILABLE UNDER THE CONTRACT
The following is a list of ILOs currently available under the Contract. We may change the features of the ILOs listed below (including the Index and the current limits on Index gains and losses), offer new ILOs, and terminate existing ILOs. We will provide you with written notice before making any changes other than changes to current limits on Index gains. Information about current limits on Index gains is available at www.pacificliferates.com. If you elect the Income Guard rider, you may not be able to invest in certain ILOs, as noted below. For additional information about the features of the ILOs, please see INVESTING IN THE CONTRACT
Note: If amounts are removed from an ILO before the end of a Term, we will apply a Contract adjustment. This may result in a significant reduction in your Contract Value that could exceed any protection from Index loss that would be in place if you held the ILO until the end of the Term. Please see FEES, CHARGES, AND ADJUSTMENTS.
Index(1)	Type of Index	Term(2)	Crediting Strategy	Current Limit on Index Loss (if held until the end of the Term)	Guaranteed Minimum Crediting Strategy Rate (for life of the ILO)
S&P® 500	Market index	1 Year	Cap Rate	10% Buffer	2% Cap Rate
S&P® 500	Market index	1 Year	Cap Rate	15% Buffer	2% Cap Rate
S&P® 500	Market index	1 Year	Cap Rate	-10% Floor	2% Cap Rate
S&P® 500	Market index	1 Year	Cap Rate	10% Dual Direction Buffer	2% Cap Rate
S&P® 500	Market index	1 Year	Cap Rate	15% Dual Direction Buffer	2% Cap Rate
S&P® 500	Market index	1 Year	Performance Triggered Rate	10% Buffer	2% Performance Triggered Rate
S&P® 500	Market index	1 Year	Performance Triggered Rate	15% Buffer	2% Performance Triggered Rate
S&P® 500	Market index	1 Year	Performance Triggered Rate	-10% Floor	2% Performance Triggered Rate
S&P® 500	Market index	6 Years(2)	Cap Rate	10% Buffer	12% Cap Rate
S&P® 500	Market index	6 Years(2)	Cap Rate	15% Buffer	12% Cap Rate
S&P® 500	Market index	6 Years(2)	Cap Rate	20% Buffer	12% Cap Rate
S&P® 500	Market index	6 Years(2)	Cap Rate	10% Dual Direction Buffer	12% Cap Rate
S&P® 500	Market index	6 Years(2)	Cap Rate	15% Dual Direction Buffer	12% Cap Rate
S&P® 500	Market index	6 Years(2)	Cap Rate	20% Dual Direction Buffer	12% Cap Rate
S&P® 500	Market index	6 Years(2)	Tiered Participation Rate	10% Buffer	60% for Tier One; 60% for Tier Two
Invesco QQQ ETF	ETF	1 Year	Cap Rate	10% Buffer	2% Cap Rate
Invesco QQQ ETF	ETF	1 Year	Cap Rate	15% Buffer	2% Cap Rate
Invesco QQQ ETF	ETF	1 Year	Cap Rate	-10% Floor	2% Cap Rate
Invesco QQQ ETF	ETF	1 Year	Cap Rate	10% Dual Direction Buffer	2% Cap Rate
Invesco QQQ ETF	ETF	1 Year	Cap Rate	15% Dual Direction Buffer	2% Cap Rate
Invesco QQQ ETF	ETF	1 Year	Performance Triggered Rate	10% Buffer	2% Performance Triggered Rate
Invesco QQQ ETF	ETF	1 Year	Performance Triggered Rate	15% Buffer	2% Performance Triggered Rate
Invesco QQQ ETF	ETF	1 Year	Performance Triggered Rate	-10% Floor	2% Performance Triggered Rate
Invesco QQQ ETF	ETF	6 Years(2)	Cap Rate	10% Buffer	12% Cap Rate
Invesco QQQ ETF	ETF	6 Years(2)	Cap Rate	15% Buffer	12% Cap Rate
Invesco QQQ ETF	ETF	6 Years(2)	Cap Rate	20% Buffer	12% Cap Rate
Invesco QQQ ETF	ETF	6 Years(2)	Cap Rate	10% Dual Direction Buffer	12% Cap Rate
Invesco QQQ ETF	ETF	6 Years(2)	Cap Rate	15% Dual Direction Buffer	12% Cap Rate

Index(1)	Type of Index	Term(2)	Crediting Strategy	Current Limit on Index Loss (if held until the end of the Term)	Guaranteed Minimum Crediting Strategy Rate (for life of the ILO)
Invesco QQQ ETF	ETF	6 Years(2)	Cap Rate	20% Dual Direction Buffer	12% Cap Rate
Invesco QQQ ETF	ETF	6 Years(2)	Tiered Participation Rate	10% Buffer	60% for Tier One; 60% for Tier Two
MSCI EAFE	Market index	1 Year	Cap Rate	10% Buffer	2% Cap Rate
MSCI EAFE	Market index	1 Year	Cap Rate	15% Buffer	2% Cap Rate
MSCI EAFE	Market index	1 Year	Cap Rate	-10% Floor	2% Cap Rate
MSCI EAFE	Market index	1 Year	Cap Rate	10% Dual Direction Buffer	2% Cap Rate
MSCI EAFE	Market index	1 Year	Cap Rate	15% Dual Direction Buffer	2% Cap Rate
MSCI EAFE	Market index	1 Year	Performance Triggered Rate	10% Buffer	2% Performance Triggered Rate
MSCI EAFE	Market index	1 Year	Performance Triggered Rate	15% Buffer	2% Performance Triggered Rate
MSCI EAFE	Market index	1 Year	Performance Triggered Rate	-10% Floor	2% Performance Triggered Rate
MSCI EAFE	Market index	6 Years(2)	Cap Rate	10% Buffer	12% Cap Rate
MSCI EAFE	Market index	6 Years(2)	Cap Rate	15% Buffer	12% Cap Rate
MSCI EAFE	Market index	6 Years(2)	Cap Rate	20% Buffer	12% Cap Rate
MSCI EAFE	Market index	6 Years(2)	Cap Rate	10% Dual Direction Buffer	12% Cap Rate
MSCI EAFE	Market index	6 Years(2)	Cap Rate	15% Dual Direction Buffer	12% Cap Rate
MSCI EAFE	Market index	6 Years(2)	Cap Rate	20% Dual Direction Buffer	12% Cap Rate
MSCI EAFE	Market index	6 Years(2)	Tiered Participation Rate	10% Buffer	60% for Tier One; 60% for Tier Two
iShares® Russell 2000 ETF	ETF	1 Year	Cap Rate	10% Buffer	2% Cap Rate
iShares® Russell 2000 ETF	ETF	1 Year	Cap Rate	15% Buffer	2% Cap Rate
iShares® Russell 2000 ETF	ETF	1 Year	Cap Rate	-10% Floor	2% Cap Rate
iShares® Russell 2000 ETF	ETF	1 Year	Cap Rate	10% Dual Direction Buffer	2% Cap Rate
iShares® Russell 2000 ETF	ETF	1 Year	Cap Rate	15% Dual Direction Buffer	2% Cap Rate
iShares® Russell 2000 ETF	ETF	1 Year	Performance Triggered Rate	10% Buffer	2% Performance Triggered Rate
iShares® Russell 2000 ETF	ETF	1 Year	Performance Triggered Rate	15% Buffer	2% Performance Triggered Rate
iShares® Russell 2000 ETF	ETF	1 Year	Performance Triggered Rate	-10% Floor	2% Performance Triggered Rate
iShares® Russell 2000 ETF	ETF	6 Years(2)	Cap Rate	10% Buffer	12% Cap Rate
iShares® Russell 2000 ETF	ETF	6 Years(2)	Cap Rate	15% Buffer	12% Cap Rate
iShares® Russell 2000 ETF	ETF	6 Years(2)	Cap Rate	20% Buffer	12% Cap Rate
iShares® Russell 2000 ETF	ETF	6 Years(2)	Cap Rate	10% Dual Direction Buffer	12% Cap Rate
iShares® Russell 2000 ETF	ETF	6 Years(2)	Cap Rate	15% Dual Direction Buffer	12% Cap Rate
iShares® Russell 2000 ETF	ETF	6 Years(2)	Cap Rate	20% Dual Direction Buffer	12% Cap Rate
iShares® Russell 2000 ETF	ETF	6 Years(2)	Tiered Participation Rate	10% Buffer	60% for Tier One; 60% for Tier Two
First Trust Growth Strength Net Fee Index(3)	Market index	1 Year	Cap Rate	10% Buffer	2% Cap Rate
First Trust Growth Strength Net Fee Index(3)	Market index	1 Year	Cap Rate	15% Buffer	2% Cap Rate

Index(1)	Type of Index	Term(2)	Crediting Strategy	Current Limit on Index Loss (if held until the end of the Term)	Guaranteed Minimum Crediting Strategy Rate (for life of the ILO)
First Trust Growth Strength Net Fee Index(3)	Market index	1 Year	Cap Rate	-10% Floor	2% Cap Rate
First Trust Growth Strength Net Fee Index(3)	Market index	6 Years(2)	Cap Rate	10% Buffer	12% Cap Rate
First Trust Growth Strength Net Fee Index(3)	Market index	6 Years(2)	Cap Rate	15% Buffer	12% Cap Rate
First Trust Growth Strength Net Fee Index(3)	Market index	6 Years(2)	Cap Rate	20% Buffer	12% Cap Rate
First Trust Growth Strength Net Fee Index(3)	Market index	6 Years(2)	Tiered Participation Rate	10% Buffer	60% for Tier One; 60% for Tier Two
Combined S&P 500®, iShares® Russell 2000 ETF, and MSCI EAFE	Market indexes and ETF	6 Years(2)	Performance Mix with Participation Rate	10% Buffer	60% Participation Rate

(1)
Each Index is a price return index, not a total return index, and therefore does not reflect dividends paid on the securities composing the Index. This will reduce the Index Return and will cause the Index to underperform a direct investment in the securities composing the Index.

(2)
Investment in 6-year ILOs is not permitted if you have purchased the Income Guard rider. Investment in 6-year ILOs is only permitted at the beginning of an MVA Term. You must renew the MVA Term every 6 Contract Years to continue to be able to invest in 6-year ILOs. See FEES, CHARGES, AND ADJUSTMENTS — MARKET VALUE ADJUSTMENT for more information.

(3)
The First Trust Growth Strength Net Fee Index deducts 0.65% in fees and costs when calculating Index performance, which will reduce the Index Return and cause the Index to underperform a direct investment in the securities composing the Index.

The 1-year S&P 500® with Cap and 10% Buffer ILO will always be available under your Contract. In the future, we may not offer ILOs with any other Protection Level other than a 10% Buffer. We do not guarantee a minimum Floor Rate or Dual Direction Buffer Rate, and we do not guarantee that we will always offer ILOs with a Floor or Dual Direction Buffer. In the future, any ILOs we offer (in addition to the 1-year S&P 500® with Cap and 10% Buffer ILO) will always have some level of downside protection, but we do not guarantee a minimum level.
The guaranteed minimum Cap Rate for any ILO offered for the life of this Contract is 2% for a 1-year ILO and 12% for a 6-year ILO. The guaranteed minimum Participation Rate for any ILO offered for the life of this Contract is 60%. The guaranteed minimum Tiered Participation Rate for any ILO offered for the life of this Contract is 60% for Tier One and Tier Two. The guaranteed Performance Mix rates for any ILO offered for the life of this Contract are 50% for the Index with the highest return, 30% for the Index with the next best return, and 20% for the Index with the lowest return. The guaranteed minimum Performance Triggered Rate for any ILO offered for the life of this Contract is 2%.
The following lists the Fixed Account Option currently available under the Contract. We may change the features of the Fixed Account Option listed below, or offer new fixed options. We will provide you with written notice before doing so. See INVESTING IN THE CONTRACT — FIXED ACCOUNT OPTION for more information.
Note: If amounts are withdrawn or surrendered from the Fixed Account Option, we may apply a Contract adjustment. This may result in a significant reduction in the value of your Contract. See FEES, CHARGES, AND ADJUSTMENTS — MARKET VALUE ADJUSTMENT for more information.
Name	Term	Minimum Guaranteed Interest Rate
Fixed Account Option	1-year	0.50%

APPENDIX B: INDEX DISCLOSURES
S&P 500®
The “S&P 500®” is a product of S&P Dow Jones Indices LLC or its affiliates (“SPDJI”) and has been licensed for use by Pacific Life Insurance Company (“Pacific Life” or “Licensee”). S&P®, S&P 500®, US 500, The 500, iBoxx®, iTraxx® and CDX® are trademarks of S&P Global, Inc. or its affiliates (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). It is not possible to invest directly in an index. The Pacific Protective Growth annuity is not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices do not make any representation or warranty, express or implied, to the owners of the Pacific Protective Growth annuity or any member of the public regarding the advisability of investing in securities generally or in the Pacific Protective Growth annuity particularly or the ability of the S&P 500® to track general market performance. Past performance of an index is not an indication or guarantee of future results. S&P Dow Jones Indices’ only relationship to Pacific Life with respect to the S&P 500® is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its licensors. The S&P 500® is determined, composed and calculated by S&P Dow Jones Indices without regard to Pacific Life or the Pacific Protective Growth annuity. S&P Dow Jones Indices have no obligation to take the needs of Pacific Life or the owners of the Pacific Protective Growth annuity into consideration in determining, composing or calculating the S&P 500®. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of the Pacific Protective Growth annuity. There is no assurance that investment products based on the S&P 500® will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment adviser, commodity trading advisory, commodity pool operator, broker dealer, fiduciary, promoter (as defined in the Investment Company Act of 1940, as amended), “expert” as enumerated within 15 U.S.C. § 77k(a) or tax advisor. Inclusion of a security, commodity, crypto currency, or other asset within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, commodity, crypto currency or other asset, nor is it considered to be investment advice or commodity trading advice.
S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE S&P 500® OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY PACIFIC LIFE INSURANCE COMPANY, OWNERS OF THE PACIFIC PROTECTIVE GROWTH ANNUITY, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBLITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. S&P DOW JONES INDICES HAS NOT REVIEWED, PREPARED AND/OR CERTIFIED ANY PORTION OF, NOR DOES S&P DOW JONES INDICES HAVE ANY CONTROL OVER, THE LICENSEE PRODUCT REGISTRATION STATEMENT, PROSPECTUS OR OTHER OFFERING MATERIALS. THERE ARE NO THIRD-PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND PACIFC LIFE, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.
iShares® Russell 2000 ETF
The iShares Russell 2000 ETF is distributed by BlackRock Investments, LLC. iShares® and BlackRock®, and the corresponding logos, are registered trademarks of BlackRock, Inc. and its affiliates (“BlackRock”) and are used under license. BlackRock has licensed certain trademarks and trade names of BlackRock to Pacific Life Insurance Company for certain purposes. Pacific Life Insurance Company’s products and services are not sponsored, endorsed, sold, or promoted by BlackRock, and purchasers of such products do not acquire any interest in the iShares Russell 2000 ETF nor enter into any relationship of any kind with BlackRock. BlackRock makes no representations or warranties, express or implied, to the owners of any products offered by Pacific Life Insurance Company or any member of the public regarding the advisability of purchasing any product or service offered by Pacific Life Insurance Company. BlackRock has no obligation or liability for any errors, omissions, interruptions or use of the iShares Russell 2000 ETF or any data related thereto, or in connection with the operation, marketing, trading or sale of any Pacific Life Insurance Company product or service offered by Pacific Life Insurance Company.

The product has been developed solely by Pacific Life. The Product is not in any way connected to or sponsored, endorsed, sold or promoted by the London Stock Exchange Group plc and its group undertakings (collectively, the “LSE Group”). FTSE Russell is a trading name of certain of the LSE Group companies. All rights in the Russell® 2000 Index (the “Index”) vest in the relevant LSE Group company which owns the Index. Russell® is a trademark(s) of the relevant LSE Group company and is/are used by any other LSE Group company under license. The Index is calculated by or on behalf of Frank Russell Company or its affiliate, agent or partner.
The LSE Group does not accept any liability whatsoever to any person arising out of (a) the use of, reliance on or any error in the Index or (b) investment in or operation of the Product. The LSE Group makes no claim, prediction, warranty or representation either as to the results to be obtained from the Product or the suitability of the Index for the purpose to which it is being put by Pacific Life.
MSCI EAFE
Pacific Protective Growth and its MSCI EAFE Index-Linked Options referred to herein are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such Products or any index on which such Products are based. The Contract contains a more detailed description of the limited relationship MSCI has with Pacific Life Insurance Company and any related products.
THIS PRODUCT IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY MSCI INC. (“MSCI”), ANY OF ITS AFFILIATES, ANY OF ITS INFORMATION PROVIDERS OR ANY OTHER THIRD PARTY INVOLVED IN, OR RELATED TO, COMPILING, COMPUTING OR CREATING ANY MSCI INDEX (COLLECTIVELY, THE “MSCI PARTIES”). THE MSCI INDEXES ARE THE EXCLUSIVE PROPERTY OF MSCI. MSCI AND THE MSCI INDEX NAMES ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY PACIFIC LIFE INSURANCE COMPANY. NONE OF THE MSCI PARTIES MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE ISSUER OR OWNERS OF THIS PRODUCT OR ANY OTHER PERSON OR ENTITY REGARDING THE ADVISABILITY OF INVESTING IN PRODUCTS GENERALLY OR IN THIS PRODUCT PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE. MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI INDEXES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO THIS PRODUCT OR THE ISSUER OR OWNERS OF THIS PRODUCT OR ANY OTHER PERSON OR ENTITY. NONE OF THE MSCI PARTIES HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUER OR OWNERS OF THIS PRODUCT OR ANY OTHER PERSON OR ENTITY INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE MSCI INDEXES. NONE OF THE MSCI PARTIES IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF THIS PRODUCT TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY OR THE CONSIDERATION INTO WHICH THIS PRODUCT IS REDEEMABLE. FURTHER, NONE OF THE MSCI PARTIES HAS ANY OBLIGATION OR LIABILITY TO THE ISSUER OR OWNERS OF THIS PRODUCT OR ANY OTHER PERSON OR ENTITY IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THIS PRODUCT.
ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDEXES FROM SOURCES THAT MSCI CONSIDERS RELIABLE, NONE OF THE MSCI PARTIES WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE MSCI PARTIES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER OF THE PRODUCT, OWNERS OF THE PRODUCT, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE MSCI PARTIES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NONE OF THE MSCI PARTIES MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND THE MSCI PARTIES HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO EACH MSCI INDEX AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL ANY OF THE MSCI PARTIES HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Invesco QQQ ETF
Invesco Capital Management LLC (“ICM”) serves as investment adviser to Invesco QQQ ETF (the “Invesco ETF”) and Invesco Distributors, Inc. (“IDI”), an affiliate of ICM serves as distributor for the Invesco ETF. The mark “Invesco” is the property of Invesco Holding Company Limited and is used under license. That trademark and the ability to offer a product based on the Invesco ETF(s) have been licensed for certain purposes by Pacific Life. Products offered by Pacific Life are not sponsored, endorsed, sold, or promoted by ICM or Invesco Holding Company Limited, and purchasers of such products do not acquire any interest in the Invesco ETF(s) nor enter into any relationship with ICM or its affiliates. ICM makes no representations or warranties, express or implied, to the owners of any products offered by Pacific Life. ICM has no obligation or liability for any errors, omissions, interruptions, or use of the Invesco ETF(s) or any data related thereto, or with the operation, marketing, trading, or sale of any products or services offered by Pacific Life.
Pacific Protective Growth (“Product”) is not sponsored, endorsed, sold, or promoted by Nasdaq, Inc. or its affiliates (Nasdaq, with its affiliates, are referred to as the “Corporations”). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Product. The Corporations make no representation or warranty, express or implied to the owners of the Product or any member of the public regarding the advisability of investing in securities generally or in the Product particularly, or the ability of the Nasdaq-100 Index® to track general stock market performance. The Corporations’ only relationship to Pacific Life Insurance Company (“Licensee”) is in the licensing of The Nasdaq Stock Market® LLC and certain trade names of the Corporations and the use of the Nasdaq-100 Index® which is determined, composed and calculated by Nasdaq without regard to Licensee or the Product. Nasdaq has no obligation to take the needs of the Licensee or the owners of the Product into consideration in determining, composing or calculating the Nasdaq-100 Index®. The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Product to be issued or in the determination or calculation of the equation by which the Product is to be converted into cash. The Corporations have no liability in connection with the administration, marketing, or trading of the Product.
The Corporations do not guarantee the accuracy and/or uninterrupted calculation of Nasdaq-100 Index® or any data included therein. The Corporations make no warranty, express or implied, as to results to be obtained by Licensee, owners of the product(s), or any other person or entity from the use of the Nasdaq-100 Index® or any data included therein. The Corporations make no express or implied warranties, and expressly disclaim all warranties of merchantability or fitness for a particular purpose or use with respect to the Nasdaq-100 Index® or any data included therein. Without limiting any of the foregoing, in no event shall the Corporations have any liability for any lost profits or special, incidental, punitive, indirect, or consequential damages, even if notified of the possibility of such damages.
First Trust Growth Strength Net Fee Index
The First Trust Growth Strength Net Fee Index (“FTIS Index”) is a product of FT Indexing Solutions LLC (“FTIS”). FIRST TRUST® and FIRST TRUST GROWTH STRENGTH NET FEE INDEXTM are trademarks of First Trust Portfolios L.P. (collectively, with FTIS and their respective affiliates, “First Trust”). The foregoing index and trademarks have been licensed for use for certain purposes by Nasdaq and Pacific Life in connection with the FTIS Index and the Pacific Protective Growth annuity.
The Nasdaq U.S. BenchmarkTM Index (“Nasdaq Index”) is a product of Nasdaq, Inc. (which with its affiliates is referred to as “Nasdaq”). Nasdaq® and THE Nasdaq US BENCHMARKTM INDEX are trademarks of Nasdaq. The foregoing index and trademarks have been licensed for use for certain purposes by FTIS and Pacific Life in connection with the FTIS Index and Pacific Protective Growth.
FTIS has contracted with Nasdaq, Inc. (which with its affiliates is referred to as “Nasdaq”) to calculate and maintain the FTIS Index. Nasdaq does not guarantee the timeliness, accurateness, or completeness of the FTIS Index or any data or information relating thereto and shall have no liability in connection with the FTIS Index or any data or information relating thereto.
The Pacific Protective Growth annuity is not issued, sponsored, endorsed, sold, recommended, or promoted by First Trust, Nasdaq, or their respective affiliates (collectively, the “Companies”). The Companies have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to Pacific Protective Growth. The Companies make no representation or warranty, express or implied, to the owners of any product based on the FTIS Index or Nasdaq Index, or to any member of the public regarding the advisability of investing in securities generally or in products based on the FTIS Index or Nasdaq Index particularly, or the ability of the FTIS Index or Nasdaq Index to track general stock market performance. The Companies’ only relationship to Pacific Life is in the licensing of the certain trademarks, trade names, and service marks and the use of the FTIS Index and Nasdaq Index, which is determined, composed, and calculated without regard to Pacific Life or the Pacific Protective Growth annuity. The Companies have no obligation to take the needs of Pacific Life, or the owners of Pacific Protective Growth, or the sponsors or owners of products based on the FTIS Index or Nasdaq Index into consideration when determining, composing, or calculating the FTIS Index or Nasdaq Index. The Companies are not responsible for and have not participated in the determination or calculation of Pacific Protective Growth. There are no assurances from the Companies that products based on the FTIS Index or Nasdaq Index will accurately track index performance or provide positive investment returns. The Companies are not investment advisors. Inclusion of a security or financial instrument within an index is not a recommendation by the Companies to buy, sell, or hold such security or financial instrument, nor is it considered to be investment advice.
THE COMPANIES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS, COMPLETENESS, AND/OR UNINTERRUPTED CALCULATION OF PACIFIC PROTECTIVE GROWTH, FTIS INDEX, NASDAQ INDEX, OR ANY DATA INCLUDED THEREIN OR ANY COMMUNICATION WITH RESPECT THERETO, INCLUDING, ORAL, WRITTEN, OR ELECTRONIC COMMUNICATIONS. THE COMPANIES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS IN PACIFIC PROTECTIVE GROWTH, FTIS INDEX OR NASDAQ INDEX. THE COMPANIES MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE RESULTS TO BE OBTAINED BY OWNERS OF PACIFIC PROTECTIVE GROWTH OR OF PRODUCTS BASED ON THE FTIS INDEX OR NASDAQ INDEX, OR BY ANY OTHER PERSON OR ENTITY FROM THE USE OF THE FTIS INDEX OR NASDAQ INDEX, OR ANY DATA INCLUDED THEREIN. THE COMPANIES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO PACIFIC PROTECTIVE GROWTH, THE FTIS INDEX, NASDAQ INDEX, OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE COMPANIES BE SUBJECT TO ANY DAMAGES OR HAVE ANY LIABILITY FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES OR LOSSES, INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME, OR GOODWILL, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN PACLIFE AND THE COMPANIES.

APPENDIX C: INCOME GUARD EXAMPLES
The following examples utilize the tables below. The percentages listed in this example are not the current percentages in effect. Please see the Deferral Credit percentages and Withdrawal Percentages disclosed in the Rate Sheet Prospectus Supplement applicable to your Contract.
Withdrawal Percentage			Deferral Credit
Age on Rider Effective Date	Single Life	Joint Life	Age on Rider Effective Date	Credit %
45	4.50%	4.00%	45	0.20%
46	4.60%	4.10%	46	0.20%
47	4.70%	4.20%	47	0.20%
48	4.80%	4.30%	48	0.20%
49	4.90%	4.40%	49	0.20%
50	5.00%	4.50%	50	0.25%
51	5.10%	4.60%	51	0.25%
52	5.20%	4.70%	52	0.25%
53	5.30%	4.80%	53	0.25%
54	5.40%	4.90%	54	0.25%
55	5.50%	5.00%	55	0.30%
56	5.60%	5.10%	56	0.30%
57	5.70%	5.20%	57	0.30%
58	5.80%	5.30%	58	0.30%
59	5.90%	5.40%	59	0.30%
60	6.00%	5.50%	60	0.35%
61	6.10%	5.60%	61	0.35%
62	6.20%	5.70%	62	0.35%
63	6.30%	5.80%	63	0.35%
64	6.40%	5.90%	64	0.35%
65	6.50%	6.00%	65	0.40%
66	6.60%	6.10%	66	0.40%
67	6.70%	6.20%	67	0.40%
68	6.80%	6.30%	68	0.40%
69	6.90%	6.40%	69	0.40%
70	7.00%	6.50%	70	0.45%
71	7.10%	6.60%	71	0.45%
72	7.20%	6.70%	72	0.45%
73	7.30%	6.80%	73	0.45%
74	7.40%	6.90%	74	0.45%
75	7.50%	7.00%	75	0.50%
76	7.60%	7.10%	76	0.50%
77	7.70%	7.20%	77	0.50%
78	7.80%	7.30%	78	0.50%
79	7.90%	7.40%	79	0.50%
80	8.00%	7.50%	80	0.55%
81	8.10%	7.60%	81	0.55%
82	8.20%	7.70%	82	0.55%
83	8.30%	7.80%	83	0.55%
84	8.40%	7.90%	84	0.55%
85	8.50%	8.00%	85	0.55%

Examples 1 – 5 that follow are not intended to reflect what the investor’s actual withdrawal benefit proceeds will be or serve as projections of future investment returns, nor are they a reflection of how an investor’s Contract will actually perform. The examples have been provided to assist in understanding the benefits provided by this Rider and to demonstrate how Purchase Payments received and withdrawals made from the Contract prior to the Annuity Date affect the values and benefits under this Rider over an extended period of time. There may be minor differences in the calculations due to rounding.
Assumptions for Examples 1 – 5:
•
Rider purchased at the Contract Issue Date (Rider Effective Date)

•
Designated Life is age 65 on the Rider Effective Date

•
Single Life Rider option was elected

•
Resets shown if applicable

•
Investment returns are random and inclusive of rider charges

•
Invested in 1-year Index-Linked Option.

•
The optional death benefit rider was not elected, and therefore the fee for that rider is not reflected in the examples.

•
Examples do not reflect any surrender charges, market value adjustments, taxes, or tax penalties that may apply to a withdrawal;

•
If the examples did reflect the optional Return of Purchase Payments Death Benefit Rider fee, surrender charges, market value adjustments, taxes, tax penalties, the Contract Values, Protected Payment Bases, Protected Payment Amounts, and Income Rollover Amounts shown in the examples would be lower, perhaps significantly lower.

Example 1 — Setting of Initial Values
Contract Year	Purchase Payment	Withdrawal Amount	Contract Value After Transaction	Protected Payment Base	Withdrawal Percentage	Protected Payment Amount
Beg. of Year 1	$100,000		$100,000	$100,000	6.50%	$0
Activity	$25,000		$120,000	$125,000	6.50%	$0
Beg. of Year 2			$130,000	$130,000	6.90%	$0
Beg. of Year 3			$120,000	$130,000	7.30%	$0
Beg. of Year 4 (Eligible Lifetime Withdrawal Date)			$127,000	$130,000	7.70%	$10,010

•
The initial Purchase Payment of $100,000 sets the Contract Value and Protected Payment Base equal to $100,000.

•
Since a Subsequent Purchase Payment of $25,000 was made in the first Contract Year, the Contract Value and Protected Payment Base are increased by the amount of the Purchase Payment.

•
At the beginning of Contract Year 2 a Reset occurs, since the Contract Value ($130,000) is higher than the Protected Payment Base ($125,000). This resets the Protected Payment Base to $130,000. The Withdrawal Percentage increases to 6.90% as the 0.40% Deferral Credit is applied. The Protected Payment Amount is $0 as the Eligible Lifetime Withdrawal Date doesn’t occur until the beginning of Contract Year 4.

•
At the beginning of Contract Year 3 the Withdrawal Percentage increases to 7.30% as another 0.40% Deferral Credit is applied. A Reset does not take place since the Contract Value ($120,000) is less than the Protected Payment Base ($130,000).

•
At the beginning of Contract Year 4, the Eligible Lifetime Withdrawal Date is reached, since it has been 3 years since the Rider Effective Date and the Owner has already reached age 591/2. The Withdrawal Percentage increases to 7.70% as another 0.40% Deferral Credit is applied. The Protected Payment Amount is equal to $10,010, which is determined by multiplying the Withdrawal Percentage (7.70%) by the Protected Payment Base ($130,000).

Example 2 — Compliant and Excess Withdrawals
Contract Year	Purchase Payment	Withdrawal Amount	Contract Value After Transaction	Purchase Payment Base	Withdrawal Percentage	Protected Payment Amount
Beg. of Year 1	$100,000		$100,000	$100,000	6.50%	$0
Activity	$25,000		$120,000	$125,000	6.50%	$0
Beg. of Year 2			$130,000	$130,000	6.90%	$0
Beg. of Year 3			$120,000	$130,000	7.30%	$0
Beg. of Year 4 (Eligible Lifetime Withdrawal Date)			$127,000	$130,000	7.70%	$10,010
Beg. of Year 5			$135,000	$135,000	8.10%	$10,935
Activity (Income Commencement Date)		$10,935	$125,000	$135,000	8.10%	$0
Beg. of Year 6			$120,000	$135,000	8.10%	$10,935
Activity		$20,000	$95,000	$123,242	8.10%	$0

•
At the beginning of Contract Year 5, a Reset occurs, since the Contract Value ($135,000) is higher than the Protected Payment Base ($130,000). The Withdrawal Percentage increases to 8.10% as the 0.40% Deferral Credit is applied. The Protected Payment Amount is equal to $10,935 which is determined by multiplying the Withdrawal Percentage (8.10%) by the Protected Payment Base ($135,000). During Contract Year 5 the Income Commencement Date occurs, locking in the Withdrawal Percentage at 8.10% and stopping any future Deferral Credits. A withdrawal of the full Protected Payment Amount of $10,935 occurs. The Contract Value is reduced by the amount of the withdrawal. Since the withdrawal amount is compliant the Protected Payment Base continues at $135,000 with no adjustment.

•
Due to the Excess Withdrawal of $20,000 made in Contract Year 6, the Protected Payment Base is reduced to $123,242.

Step 1:
Determine the excess withdrawal amount. The excess withdrawal amount is the amount that is considered in excess of the Protected Payment Amount plus any applicable Income Rollover Amount (total withdrawal amount less the compliant withdrawal amount).

A = $9,065 = ($20,000 – $10,935)
Step 2:
Determine the ratio of the excess withdrawal amount to the Contract Value immediately after the compliant withdrawal amount (excess withdrawal amount divided by the Contract Value prior to the withdrawal less the compliant withdrawal amount). Contract Value prior to the $20,000 withdrawal = $115,000.

B = 8.71% = $9,065 / ($115,000 – $10,935)
Step 3:
Adjustment to Protected Payment Base. The new Protected Payment Base will be the Protected Payment Base before the withdrawal multiplied by (1 – ratio determined in Step Two).

Protected Payment Base = $123,242 = $135,000 x (1 – 8.71%)
Step 4:
New Protected Payment Amount for the following Contract Year

The Protected Payment Amount = $9,982.56 = $123,242 x 8.1%

Example 3 — Early Withdrawals
Contract Year	Purchase Payment	Withdrawal Amount	Contract Value After Transaction	Protected Payment Base	Withdrawal Percentage	Protected Payment Amount
Beg. of Year 1	$100,000		$100,000	$100,000	6.50%	$0
Activity	$25,000		$120,000	$125,000	6.50%	$0
Beg. of Year 2			$130,000	$130,000	6.90%	$0
Beg. of Year 3			$120,000	$130,000	7.30%	$0
Activity		$10,000	$110,000	$119,171	7.30%	$0
Beg. of Year 4 (Eligible Lifetime Withdrawal Date)			$115,000	$119,171	7.70%	$9,176

•
During Contract Year 3 an Early Withdrawal of $10,000 is taken. The Protected Payment Base is reduced to $119,171.

Step 1:
Determine the excess withdrawal amount. The excess withdrawal amount is the amount of the withdrawal for an Early Withdrawal.

A = Excess Withdrawal Amount = $10,000
Step 2:
Determine the ratio of the excess withdrawal amount to the Contract Value immediately before the withdrawal (excess withdrawal amount divided by the Contract Value prior to the withdrawal). Contract Value prior to the $10,000 withdrawal = $120,000.

B = Withdrawal Ratio = 8.33% = $10,000 / ($120,000)
Step 3:
Adjustment to Protected Payment Base. The adjustment to the Protected Payment Base is equal to the Protected Payment Base before the withdrawal multiplied by (1 – ratio determined in Step Two)

Protected Payment Base = $119,171 = $130,000 x (1 – 8.33%)
•
At the beginning of Contract Year 4, the Eligible Lifetime Withdrawal Date is reached as it has been 3 years since the Rider Effective Date and the Owner has already reached age 591/2. The Withdrawal Percentage increases to 7.70% as another 0.40% Deferral Credit is applied. The Protected Payment Amount is equal to $9,176 which is determined by multiplying the Withdrawal Percentage (7.70%) by the Protected Payment Base ($119,171).

Example 4 — Income Rollover Amount
Contract Year	Purchase Payment	Withdrawal Amount	Contract Value After Transaction	Protected Payment Base	Withdrawal Percentage	Protected Payment Amount	Income Rollover Amount
Beg. of Year 1	$100,000		$100,000	$100,000	6.50%	$0
Activity	$25,000		$120,000	$125,000	6.50%	$0
Beg. of Year 2			$130,000	$130,000	6.90%	$0
Beg. of Year 3			$120,000	$130,000	7.30%	$0
Beg. of Year 4 (Eligible Lifetime Withdrawal Date)			$127,000	$130,000	7.70%	$10,010
Beg. of Year 5			$135,000	$135,000	8.10%	$10,935
Activity (Income Commencement Date)		$5,000	$125,000	$135,000	8.10%	$5,935
Beg. of Year 6			$138,000	$138,000	8.10%	$11,178	$5,935
Activity		$15,000	$120,000	$138,000	8.10%	$2,113
Beg. of Year 7			$132,000	$138,000	8.10%	$11,178	$2,113
Activity		$13,291	$115,000	$138,000	8.10%	$0	$0
Beg. of Year 8			$110,000	$138,000	8.10%	$11,178	$0

•
At the beginning of Contract Year 5, a Reset occurs, since the Contract Value ($135,000) is higher than the Protected Payment Base ($130,000). The Withdrawal Percentage increases to 8.10% as the 0.40% Deferral Credit is applied. The Protected Payment Amount is equal to $10,935 which is determined by multiplying the Withdrawal Percentage (8.10%) by the Protected Payment Base ($135,000).

•
During Contract Year 5 the Income Commencement Date occurs locking in the Withdrawal Percentage at 8.10% and stopping any future Deferral Credits. A withdrawal of $5,000 occurs. The unused Protected Payment Amount ($5,935) becomes the Income Rollover Amount at the start of Year 6.

•
At the beginning of Contract Year 6, a Reset occurs since the Contract Value ($138,000) is higher than the Protected Payment Base of ($135,000). A Reset does not impact the Withdrawal Percentage after the Income Commencement Date. The Protected Payment Amount is equal to $11,178 which is determined by multiplying the Withdrawal Percentage (8.10%) by the Protected Payment Base ($138,000).

•
During Contract Year 6, a $15,000 Compliant Withdrawal is taken. The Income Rollover Amount ($5,935) is withdrawn first, with the remaining $9,065 reducing the Protected Payment Amount to $2,113. The unused Protected Payment Amount ($2,113) becomes the Income Rollover Amount at the start of Year 7.

•
During Contract Year 7, a $13,291 withdrawal is taken. The withdrawal is considered compliant as it does not exceed the Income Rollover Amount ($2,113) plus the Protected Payment Amount ($11,178). The Protected Payment Base remains at $138,000.

Example 5 — Single Life/Joint Life Option Change
Contract Year	Purchase Payment	Withdrawal Amount	Contract Value After Transaction	Protected Payment Base	Single Life Withdrawal Percentage	Joint Life Withdrawal Percentage	Protected Payment Amount
Beg. of Year 1	$100,000		$100,000	$100,000	6.50%	N/A	$0
Activity	$25,000		$120,000	$125,000	6.50%	N/A	$0
Beg. of Year 2			$130,000	$130,000	6.90%	N/A	$0
Beg. of Year 3			$120,000	$130,000	7.30%	N/A	$0
Beg. of Year 4 (Eligible Lifetime Withdrawal Date)			$127,000	$130,000	7.70%	N/A	$10,010
Change to Joint Life Option			$125,000	$130,000	N/A	6.55%	$8,515
Beg. of Year 5			$129,000	$130,000	N/A	6.90%	$8,970

•
The initial Purchase Payment of $100,000 sets the Contract Value and Protected Payment Base equal to $100,000. Since a Subsequent Purchase Payment of $25,000 was made in the first Contract Year, the Contract Value and Protected Payment Base are increased by the amount of the Purchase Payment.

•
At the beginning of Contract Year 2 a Reset occurs, since the Contract Value ($130,000) is higher than the Protected Payment Base ($125,000). This resets the Protected Payment Base to $130,000. The Single Life Withdrawal Percentage increases to 6.90% as the 0.40% Deferral Credit is applied. The Protected Payment Amount is $0 as the Eligible Lifetime Withdrawal Date doesn’t occur until the beginning of Contract Year 4.

•
At the beginning of Contract Year 4, the Eligible Lifetime Withdrawal Date is reached as it has been 3 years since the Rider Effective Date and the Owner has already reached age 591/2. The Single Life Withdrawal Percentage increases to 7.70% as another 0.40% Deferral Credit is applied. The Protected Payment Amount is equal to $10,010 which is determined by multiplying the Single Life Withdrawal Percentage (7.70%) by the Protected Payment Base ($130,000).

•
During Contract Year 4, the Owner elects to change the Rider option from single to joint life, which is allowed as the Income Commencement Date has not occurred. A spouse who was age 60 on the Rider Effective Date is added as a Designated Life. The Joint Life Withdrawal Percentage and new Protected Payment Amount are determined as follows:

◦
Base Joint Life Withdrawal Percentage: 5.50%

•
Based on age 60 which was the youngest Designated Life’s age on the Rider Effective Date.

◦
Deferral Credit Percentage: 0.35%

•
Based on age 60 which was the youngest Designated Life’s age on the Rider Effective Date.

◦
Joint Life Withdrawal Percentage = 6.55% = 5.50% + (3 x 0.35%)

•
The Joint Life Withdrawal Percentage is calculated using the Base Withdrawal Percentage above plus the three applicable Deferral Credits. The number of Contract Anniversaries since the Rider Effective Date will determine the number of Deferral Credits that need to be applied.

◦
Protected Payment Amount = $8,515

•
Protected Payment Base ($130,000) multiplied by the Joint Life Withdrawal Percentage (6.55%)

◦
At the beginning of Contract Year 5, the Joint Life Withdrawal Percentage increases to 6.90% after the 0.35% Deferral Credit is applied. The Protected Payment Amount is equal to $8,970 which is determined by multiplying the Joint Life Withdrawal Percentage (6.90%) by the Protected Payment Base ($130,000).

APPENDIX D: RETURN OF PURCHASE PAYMENTS DEATH BENEFIT RIDER SAMPLE CALCULATIONS
The examples provided are based on certain hypothetical assumptions and are for example purposes only. Where Contract Value is reflected, the examples do not assume any specific return percentage. They have been provided to assist in understanding the death benefit amount provided under the optional Return of Purchase Payments Death Benefit (and Return of Purchase Payments Death Benefit for Contracts issued in California) and to demonstrate how Purchase Payments and withdrawals made from the Contract may affect the values and benefits. There may be minor differences in the calculations due to rounding. These examples are not intended to reflect what your actual death benefit proceeds will be or serve as projections of future investment returns, nor are they a reflection of how your Contract will actually perform.
Under the base Contract (no optional death benefit riders selected), assuming the age of the Contract Owner at Contract issue is less than or equal to 80, the Death Benefit Amount is equal to the greater of Contract Value or the Total Adjusted Purchase Payments as of the Notice Date.
THE EXAMPLES BELOW ASSUME NO OWNER CHANGE OR AN OWNER CHANGE TO THE PREVIOUS OWNER’S SPOUSE; THESE EXAMPLES ALSO APPLY TO CONTRACTS ISSUED IN CALIFORNIA
Return of Purchase Payments Death Benefit (including Return of Purchase Payments Death Benefit for Contracts issued in California)
The values shown below are based on the following assumptions:
•
Initial Purchase Payment = $100,000

•
Rider Effective Date = Contract Date

•
A Subsequent Purchase Payment of $25,000 is received in Contract Year 1.

•
A withdrawal of $35,000 is taken during Contract Year 6.

•
A withdrawal of $10,000 is taken during Contract Year 11.

•
Owner is 60 years of age at Contract issuance.

Beginning of Contract Year	Purchase Payments Received	Withdrawal Amount	Contract Value(1)	Total Adjusted Purchase Payments(1)
1	$100,000		$100,000	$100,000
Activity	$25,000		$128,000	$125,000
2			$131,090	$125,000
3			$133,468	$125,000
4			$134,458	$125,000
5			$138,492	$125,000
6			$142,647	$125,000
Activity		$35,000	$110,844	$95,000
7			$111,666	$95,000
8			$103,850	$95,000
9			$96,580	$95,000
10			$89,820	$95,000
11			$83,530	$95,000
Activity		$10,000	$73,530	$83,629
12			$68,383	$83,629
13			$63,596	$83,629
14 Death Occurs			$59,144	$83,629

(1)
The greater of the Contract Value or the Total Adjusted Purchase Payments represents the Death Benefit Amount.

On the Rider Effective Date, the initial values are set as follows:
•
Total Adjusted Purchase Payment = Initial Purchase Payment = $100,000

•
Contract Value = Initial Purchase Payment = $100,000

During Contract Year 1, a Subsequent Purchase Payment of $25,000 was received within 60 days of Contract Issue as part of transfer instructions received with the application. The Total Adjusted Purchase Payment amount increased to $125,000. The Contract Value increased to $128,000.
During Contract Year 6, a withdrawal of $35,000 was made. This withdrawal reduced the Total Adjusted Purchase Payment amount on a pro rata basis to $95,000 and decreased the Contract Value to $110,844. Numerically, the new Total Adjusted Purchase Payment amount is calculated as follows:
First, determine the Pro Rata Reduction. The percentage is the withdrawal amount divided by the Contract Value prior to the withdrawal ($145,844, which equals the $110,844 Contract Value after the withdrawal plus the $35,000 withdrawal amount). Numerically, the percentage is 24.00% ($35,000 ÷ $145,844 = 0.2400 or 24.00%).
Second, determine the new Total Adjusted Purchase Payment amount. The Total Adjusted Purchase Payment amount prior to the withdrawal is multiplied by 1 less the Pro Rata Reduction determined above. Numerically, the new Total Adjusted Purchase Payment amount is $95,000 (Total Adjusted Purchase Payment amount prior to the withdrawal x (1 – Pro Rata Reduction); $125,000 x (1 – 24.00%); $125,000 x 76.00% = $95,000).
During Contract Year 11, a withdrawal of $10,000 was made. This withdrawal reduced the Total Adjusted Purchase Payment amount on a pro rata basis to $83,629 and decreased the Contract Value to $73,530. Numerically, the new Total Adjusted Purchase Payment amount is calculated as follows:
First, determine the Pro Rata Reduction. The percentage is the withdrawal amount divided by the Contract Value prior to the withdrawal ($83,530, which equals the $73,530 Contract Value after the withdrawal plus the $10,000 withdrawal amount). Numerically, the percentage is 11.97% ($10,000 ÷ $83,530 = 0.1197 or 11.97%).
Second, determine the new Total Adjusted Purchase Payment amount. The Total Adjusted Purchase Payment amount prior to the withdrawal is multiplied by 1 less the Pro Rata Reduction determined above. Numerically, the new Total Adjusted Purchase Payment amount is $83,629 (Total Adjusted Purchase Payment prior to the withdrawal x (1 – Pro Rata Reduction); $95,000 x (1 – 11.97%); $95,000 x 88.03% = $83,629). Since the Total Adjusted Purchase Payments were greater than the Contract Value at the time of the withdrawal, the Pro Rata Reduction resulted in the Total Purchase Payments being reduced by a greater amount than the withdrawal amount.
During Contract Year 14, death occurs. The Death Benefit Amount under the Return of Purchase Payments Death Benefit will be the Total Adjusted Purchase Payments ($83,629) because that amount is greater than the Contract Value ($59,144).
Using the table above, if death occurred in Contract Year 7, the Death Benefit Amount under the Return of Purchase Payments Death Benefit would be the Contract Value ($111,666) because that amount is greater than the Total Adjusted Purchase Payment of $95,000.
THE EXAMPLES BELOW ASSUME OWNER CHANGE TO SOMEONE OTHER THAN PREVIOUS OWNER’S SPOUSE, TO A TRUST OR NON-NATURAL ENTITY WHERE THE OWNER AND ANNUITANT ARE NOT THE SAME PERSON PRIOR TO THE CHANGE OR IF AN OWNER IS ADDED THAT IS NOT A SPOUSE OF THE OWNER. THESE EXAMPLES DO NOT APPLY TO CONTRACTS ISSUED IN CALIFORNIA.
Return of Purchase Payments Death Benefit
The values shown below are based on the following assumptions:
•
Initial Purchase Payment = $100,000

•
Rider Effective Date = Contract Date

•
A Subsequent Purchase Payment of $25,000 is received in Contract Year 1.

•
A withdrawal of $35,000 is taken during Contract Year 6.

•
Owner change to someone other than previous Owner’s Spouse during Contract Year 8.

•
A withdrawal of $10,000 is taken during Contract Year 11.

•
Initial Owner is 60 years of age at Contract issuance and the new Owner is 65 years of age on the date of Ownership change.

Beginning of Contract Year	Purchase Payments Received	Withdrawal Amount	Contract Value(1)	Total Adjusted Purchase Payments(1)
1	$100,000		$100,000	$100,000
Activity	$25,000		$128,000	$125,000
2			$131,090	$125,000
3			$133,468	$125,000
4			$134,458	$125,000
5			$138,492	$125,000
6			$142,647	$125,000
Activity		$35,000	$110,844	$95,000
7			$111,666	$95,000
8			$103,850	$95,000
Owner Change			$100,735	$95,000
9			$96,580	$95,000
10			$89,820	$95,000
11			$83,530	$95,000
Activity		$10,000	$73,530	$83,629
12			$68,383	$83,629
13			$63,596	$83,629
14 Death Occurs			$59,144	$83,629

(1)
The greater of the Contract Value or the Total Adjusted Purchase Payments represents the Death Benefit Amount.

On the Rider Effective Date, the initial values are set as follows:
•
Total Adjusted Purchase Payment = Initial Purchase Payment = $100,000

•
Contract Value = Initial Purchase Payment = $100,000

During Contract Year 1, a Subsequent Purchase Payment of $25,000 was received within 60 days of Contract Issue as part of a transfer instructions with the application. The Total Adjusted Purchase Payment amount increased to $125,000. The Contract Value increased to $128,000.
During Contract Year 6, a withdrawal of $35,000 was made. This withdrawal reduced the Total Adjusted Purchase Payment amount 95,000 and decreased the Contract Value to $110,844. Numerically, the new Total Adjusted Purchase Payment calculated as follows:
First, determine the Pro Rata Reduction. The percentage is the withdrawal amount divided by the Contract Value prior to the withdrawal ($145,844, which equals the $110,844 Contract Value after the withdrawal plus the $35,000 withdrawal amount). Numerically, the percentage is 24.00% ($35,000 ÷ $145,844 = 0.2400 or 24.00%).
Second, determine the new Total Adjusted Purchase Payment amount. The Total Adjusted Purchase Payment amount prior to the withdrawal is multiplied by 1 less the Pro Rata Reduction determined above. Numerically, the new Total Adjusted Purchase Payment amount is $95,000 (Total Adjusted Purchase Payment amount prior to the withdrawal x (1 – Pro Rata Reduction); $125,000 x (1 – 24.00%); $125,000 x 76.00% = $95,000).
During Contract Year 8, an Owner change to someone other than the previous Owner’s spouse occurred. The Total Adjusted Purchase Payments on the effective date of the Owner change (the “Change Date”) will be reset to equal the lesser of the Contract

Value as of the Change Date or the Total Adjusted Purchase Payments as of the Change Date. Numerically, the Total Adjusted Purchase Payments amount will be $95,000 since the Total Adjusted Purchase Payments as of the Change Date ($95,000) is less than the Contract Value as of the Change Date ($100,735).
After the Change Date, the Total Adjusted Purchase Payments will be reduced by any Pro Rata Reduction for withdrawals made after the Change Date.
During Contract Year 11, a withdrawal of $10,000 was made. This withdrawal reduced the Total Adjusted Purchase Payments amount on a pro rata basis to $83,629 and decreased the Contract Value to $73,530. Numerically, the new Total Adjusted Purchase Payments amount is calculated as follows:
First, determine the Pro Rata Reduction. The percentage is the withdrawal amount divided by the Contract Value prior to the withdrawal ($83,530, which equals the $73,530 Contract Value after the withdrawal plus the $10,000 withdrawal amount). Numerically, the percentage is 11.97% ($10,000 ÷ $83,530 = 0.1197 or 11.97%).
Second, determine the new Total Adjusted Purchase Payments amount. The Total Adjusted Purchase Payments amount prior to the withdrawal is multiplied by 1 less the Pro Rata Reduction determined above. Numerically, the new Total Adjusted Purchase Payments amount is $83,629 (Total Adjusted Purchase Payments amount prior to the withdrawal x (1 – Pro Rata Reduction); $95,000 x (1 – 11.97%); $95,000 x 88.03% = $83,629). Since the Total Adjusted Purchase Payments were greater than the Contract Value at the time of the withdrawal, the Pro Rata Reduction resulted in the Total Purchase Payments being reduced by a greater amount than the withdrawal amount.
During Contract Year 14, death occurs. The Death Benefit Amount under the Return of Purchase Payments Death Benefit will be the Total Adjusted Purchase Payments ($83,629) because that amount is greater than the Contract Value ($59,144).
Using the table above, if death occurred in Contract Year 7, the Death Benefit Amount under the Return of Purchase Benefit would be the Contract Value ($111,666) because that amount is greater than the Total Adjusted Purchase Payment of $95,000.

APPENDIX E: STATE VARIATIONS
Certain Contract features described in this Prospectus may vary or may not be available in your state. The state in which your Contract is issued governs whether or not certain features, Riders, charges or fees are available or will vary under your Contract. These variations are reflected in your Contract and in Riders or Endorsements to your Contract. See your financial professional or contact us for specific information that may be applicable to your state.
Alabama
Right to Cancel (“Free Look”) — You may return this Contract within ten (10) days, or thirty (30) days if a replacement, of receipt. To do so, send it to us or to the Financial Professional who sold it to you. No Withdrawal Charge will be imposed, and we will refund Contract Value as of the date the returned Contract is delivered to us in Good Order, including any fees or charges for applicable taxes that were deducted from the Contract Value.
Alaska
Right to Cancel (“Free Look”) — You may return this Contract within ten (10) days, or thirty (30) days if a replacement, of receipt. To do so, send it to us or to the Financial Professional who sold it to you. No Withdrawal Charge will be imposed, and we will refund the Contract Value as of the date the returned Contract is delivered to us in Good Order, including any fees or charges for applicable taxes that were deducted from the Contract Value.
Arizona
Minimum Annuitization Amount $2,000
Minimum Annuity Payment Amount $20
Right to Cancel (“Free Look”) — You may return this Contract within ten (10) days, or thirty (30) days if a replacement occurred, of receipt. If you are sixty-five (65) or older you may return this Contract within thirty (30) days of receipt. To do so, send it to us or to the Financial Professional who sold it to you. No Withdrawal Charge will be imposed, and we will refund the Contract Value as of the date the returned Contract is delivered to us in Good Order, including any fees or charges for applicable taxes that were deducted from the Contract Value.
Arkansas
Right to Cancel (“Free Look”) — You may return this Contract within ten (10) days, or thirty (30) days if a replacement, of receipt. To do so, send it to us or to the Financial Professional who sold it to you. No Withdrawal Charge will be imposed, and we will refund the Contract Value as of the date the returned Contract is delivered to us in Good Order, including any fees or charges for applicable taxes that were deducted from the Contract Value.
California
VARIATIONS IN TERMS AND FEATURES
Annuitant — A person on whose life annuity payments may be determined. An Annuitant’s life will also be used to determine death benefits and to determine the Annuity Date. A Contract may name a single (“sole”) Annuitant or two (“Joint”) Annuitants. If you name Joint Annuitants, “the Annuitant” means the sole surviving Annuitant, unless otherwise stated. If the Contract is a Non-Qualified Contract, you cannot change the Annuitant. You may add a Joint Annuitant only on the Annuity Date.
Beneficiary — A person who may have a right to receive any death benefit proceeds before the Annuity Date or any remaining annuity payments after the Annuity Date, if any owner or Annuitant dies.
Contingent Annuitant — A Contingent Annuitant is not available for California issued Contracts. Any references to a Contingent Annuitant do not apply to California issued Contracts.
Contract Owner, Owner, Policyholder, you, or your — Generally, a person who purchases a Contract and makes the Investments. A Contract Owner has all rights in the Contract, including the right to make withdrawals, designate and change beneficiaries, transfer amounts among Interest Crediting Options, and designate an Annuity Option. If your Contract names Joint Owners, both Joint Owners are Contract Owners and share all such rights.

Nursing Home Confinement Waiver is not available.
Right to Cancel (“Free Look”) — You may return this Contract within ten (10) days, or thirty (30) days if a replacement, after you received it. To do so, send it to us by mail or other delivery method or to the Financial Professional who sold it to you. We will refund the Contract Value as of the date the returned Contract is delivered to us, including any fees or charges for premium taxes and/or other taxes that were deducted from the Contract Value.
Terminal Illness Waiver is not available.
 — Additional variations for California are set forth below —
OVERVIEW OF THE CONTRACT
The Death Benefit
The Contract provides a death benefit payout, upon the death of the first Annuitant or any Contract Owner, at no additional cost, to help protect your Beneficiaries during the accumulation phase. Depending on your age at the Contract Issue Date, the standard Death Benefit Amount is either (a) the greater of the Contract Value or the Total Adjustment Purchase Payments, reduced by any taxes, or (b) the Contract Value, reduced by any taxes. For an additional cost, Contract Owners or Annuitants between the ages of 81 and 85 on the Contract Issue Date may purchase the optional death benefit rider, the Return of Purchase Payments Death Benefit Rider (the “ROP Death Benefit Rider,” or the “Rider”), which can increase the amount of money payable to your Beneficiaries. To whom we pay a death benefit, and how we calculate the death benefit amount depends on who dies first and the type of Contract you own. For more information about the death benefit see DEATH BENEFIT — OPTIONAL DEATH BENEFIT RIDER.
BUYING THE CONTRACT
The maximum age of a Contract Owner/Annuitant, including Joint Owners and Joint Annuitants, for which a Contract will be issued is 85. The Contract Owner’s age is calculated as of his or her last birthday. If any Contract Owner or Annuitant named in the application for a Contract dies and we are notified of the death before we issue the Contract, then we will return the amount we received. If we issue the Contract and are subsequently notified after issuance that the death occurred prior to issue, then the application for the Contract and/or any Contract issued will be deemed cancelled and a refund will be issued. The refund amount will be the Contract Value based on the Fixed Account Option Value and the ILO Value (which may include Interim Value(s)) next determined after we receive proof of death, In Proper Form, of the Contract Owner or Annuitant, plus a refund of any amount used to pay premium taxes and/or any other taxes. Any refunded assets may be subject to probate.
WITHDRAWALS
California Applicants Age 60 or Older
For residents of the state of California 60 years of age or older, the Free Look period is a 30-day period beginning on the calendar day you receive your Contract. If you are a California applicant age 60 or older you must elect, at the time you apply for your Contract, to receive a return of either your Purchase Payments or your Contract Value proceeds if you exercise your Right to Cancel and return your Contract to us.
If you elect to receive the return of Purchase Payments option, the following will apply:
•
We will allocate all or any portion of any Purchase Payment we receive to the fixed option if you instruct us to do so.

•
We will allocate all or any portion of any Purchase Payment designated for any Index-Linked Option to the Fixed Account until the Free Look Transfer Date. The Free Look Transfer Date is 30 calendar days from the Contract Date. On the Free Look Transfer Date, we will automatically transfer funds designated to any Index-Linked Option according to the instructions on your application.

•
The Term Start Date will be the date the funds are transferred from the Fixed Account to the Index-Linked Option(s). The starting Index Price will be determined on this date. The Term End Date will still occur on a Contract Anniversary and is measured from your Contract Issue Date.

•
Any subsequent purchase payments received after the Free Look Transfer Date will constitute a separate segment with its own Investment Base and Interim Value and will be tracked separately.

•
You will be unable to instruct us to transfer funds out of the Fixed Account before the Free Look Transfer Date.

•
If you exercise your Right to Cancel, we will send you your Purchase Payments.

If you elect the return of Contract Value proceeds option, the following will apply:
•
We will immediately allocate any Purchase Payments we receive to the Interest Crediting Options you select on your application.

•
If you exercise your Right to Cancel, we will send you your Contract Value proceeds described in the Right to Cancel (“Free Look”) section of this prospectus.

•
Once you elect this option, it may not be changed.

ANNUITIZATION
SELECTING YOUR ANNUITANT
When you submit your Contract application, you must choose a sole Annuitant or Joint Annuitants. Once your Contract is issued, the sole Annuitant or Joint Annuitants cannot be changed. You must make your choices based on the following:
•
If you are buying a Non-Qualified Contract, you may choose yourself as the Annuitant, another person as the Annuitant, or you may choose Joint Annuitants. If you do not choose Joint Annuitants when your Contract is issued, you may only add a Joint Annuitant on the Annuity Date.

•
If you are buying a Qualified Contract, you must be the sole Annuitant. You may only add a Joint Annuitant on the Annuity Date and no Contingent Annuitant can be chosen.

No Annuitant (sole or Joint) may be named upon or after reaching his or her 86th birthday. We reserve the right to require proof of age or survival of the Annuitant(s).
DEATH BENEFIT
DEATH BENEFITS
Death benefit proceeds may be payable before the Annuity Date upon the death of the first Annuitant or any Contract Owner, while the Contract is in force. Any death benefit payable will be calculated on the Notice Date, which is the Business Day on which we receive, In Proper
Form, proof of death and instructions regarding payment of death benefit proceeds. See ADDITIONAL INFORMATION — INQUIRIES AND SUBMITTING FORMS AND REQUESTS for information on how to contact us. If a Contract has multiple Beneficiaries, death benefit proceeds will be calculated when we first receive proof of death and instructions, In Proper Form, from any Beneficiary. The death benefit proceeds still remaining to be paid to other Beneficiaries will be transferred to the Fixed Account Option.
Death benefit payments from the ILOs on any day other than a Term End Date will be based on your Interim Values. This could result in a greater loss or lower gain than the ILO would provide at the end of the Term.
Death Benefit Proceeds
Death benefit proceeds will be payable on the Notice Date. If proceeds are used to purchase an Annuity Option from us, such proceeds will be reduced by any charge for premium taxes and/or other taxes. The death benefit proceeds may be payable in a single sum, as an Annuity Option available under the Contract, towards the purchase of any other Annuity Option we then offer, or in any other manner permitted by the IRS and approved by us. The sole surviving Annuitant’s spouse may continue the Contract (see DEATH BENEFIT — Spousal Continuation). In addition, there may be legal requirements that limit the recipient’s Annuity Options and the timing of any payments. State unclaimed property regulations may shorten the amount of time a recipient has to make a death benefit election. A recipient should consult a qualified tax advisor before making a death benefit election.
The death benefit proceeds will be paid to the first among the following who is (1) living; or (2) an entity or corporation entitled to receive the death benefit proceeds, in the following order:
•
Owner,

•
Joint Owner,

•
Beneficiary, or

•
Contingent Beneficiary.

If a Contract has Joint Owners, and the surviving Joint Owner dies before the Notice Date, the death benefit proceeds will be paid to the Beneficiary or Contingent Beneficiary. If the Beneficiary or Contingent Beneficiary is living at the time of the Owner’s death but dies prior to the claim being paid, the proceeds will be paid to the Beneficiary or Contingent Beneficiary’s estate. If none are living (or if there is no entity or corporation entitled to receive the death benefit proceeds), the proceeds will be payable to the Owner’s Estate.
Death Benefit Amount
If the oldest Contract Owner or Annuitant is between the ages of 81 to 85 on the Contract Issue Date, the optional Return of Purchase Payments Death Benefit Rider may be elected for an additional charge, which may increase the Death Benefit Amount. See Return of Purchase Payments Death Benefit Rider in this Prospectus for more details.
If all Contract Owners and Annuitants are 80 years of age or younger at Contract issue, the Death Benefit Amount as of any Business Day before the Annuity Date is equal to the greater of the Contract Value as of the Notice Date, or the Total Adjusted Purchase Payments as of the Notice Date. The Total Adjusted Purchase Payments is equal to the sum of all Purchase Payments made into the Contract, reduced by a Pro Rata Reduction for each prior withdrawal. This amount may be adjusted if there is a change in Owner. The Pro Rata Reduction is the reduction percentage that is calculated at the time of a withdrawal by dividing the amount of the withdrawal (including any applicable surrender charges and taxes. The MVA will not apply to the pro-rata calculation) by the Contract Value immediately prior to the withdrawal. If the oldest Contract Owner or Annuitant was over 80 years of age at Contract issue, the Death Benefit Amount as of any Business Day before the Annuity Date is equal to the Contract Value as of the Notice Date. Surrender charges and the MVA do not apply to the Death Benefit Amount. Death benefit proceeds will be reduced by any charges for premium taxes and/or other taxes. The Contract Value will be based on Interim Values if the death benefit is paid from the ILOs before the end of a Term.
We calculate the Death Benefit Amount as of the Notice Date and the death benefit proceeds will be paid in accordance with the Death Benefit Proceeds section above.
After the death benefit is processed, the Death Benefit Amount will be transferred to the Fixed Account Option. The amount in the Fixed Account Option will earn interest at the Guaranteed Rates declared on the prior Contract Anniversary. Transfers out of the Fixed Account Option will be permitted on the following Contract Anniversary; however, the 6-year ILOs will be unavailable for investment.
Spousal Continuation
Generally, a sole designated recipient who is the spouse of the deceased Annuitant or Owner may elect to become the Owner (and sole Annuitant if the deceased Owner had been the Annuitant) and continue the Contract until the earliest of the spouse’s death, or the Annuity Date, except in the case of a Contract issued to a Qualified Plan. The spousal continuation election must be made by the fifth anniversary of the death of the Contract Owner for Non-Qualified Contracts. On the Notice Date, if the surviving spouse is deemed to have continued the Contract, we will set the Contract Value equal to the death benefit proceeds that would have been payable to the spouse as the deemed Beneficiary/designated recipient of the death benefit proceeds.
An Add-In Amount may be added to the death benefit proceeds if the surviving spouse continues the Contract. This “Add-In Amount” is the difference between the Contract Value and the death benefit proceeds that would have been payable. The Add-In Amount will be added to the Contract Value on the Notice Date and allocated to the Fixed Account Option. The surviving spouse may transfer the Contract Value out of the Fixed Account on the next Contract Anniversary. The remaining Contract Value will continue to be allocated to the same Interest Crediting Options that were elected prior to the Notice Date, and may be transferred on the next Contract Anniversary, subject to the terms outlined in the TRANSFERS AND REALLOCATIONS section in the Prospectus. There will be no adjustment to the Contract Value if the Contract Value is equal to or greater than the death benefit proceeds as of the Notice Date. Upon spousal continuation, the current MVA Term will continue, if applicable, and the surviving spouse may elect to renew the MVA at the end of the current MVA Term.

The Add-In Amount may, under certain circumstances, be considered earnings. The Add-In Amount is not treated as a new Purchase Payment.
A Joint Owner who is the designated recipient, but not the Owner’s spouse, may not continue the Contract. Under IRS Guidelines, once a surviving spouse continues the Contract, the Contract may not be continued again in the event the surviving spouse remarries. If you have purchased the optional living benefit Rider, please refer to the Rider attached to your Contract to determine how any guaranteed amounts may be affected when a surviving spouse continues the Contract.
Example: Spousal Continuation
On the Notice Date, the Annuitant’s surviving spouse elects to continue the Contract. On that date, the death benefit proceeds were $100,000 and the Contract Value was $85,000. Since the surviving spouse elected to continue the Contract in lieu of receiving the death benefit proceeds, we will increase the Contract Value by an Add-In Amount of $15,000 ($100,000 – $85,000 = $15,000). If the Contract Value on the Notice Date was $100,000 or higher, then nothing would be added to the Contract Value. The continuing spouse is subject to the same fees, charges and expenses applicable to the deceased Owner of the Contract.
Death of Annuitant
If the first Annuitant dies before the Annuity Date, the amount of the death benefit will be equal to the Death Benefit Amount as of the Notice Date and will be paid in accordance with the Death Benefit Proceeds section.
If an Annuitant dies after the Annuity Date, any further annuity benefit will be paid based on the life of the Joint Annuitant, if a Joint income option was in effect at the time of death. If the annuitization option included a period certain, remaining period certain payments will be paid in accordance with the Death Benefit Proceeds section and in accordance with federal income tax distribution at death rules discussed in the FEDERAL TAX ISSUES — Contract Owner’s Estate section.
Death of Owner
If any Owner (who is also not an Annuitant) dies before the Annuity Date, the death benefit amount paid will be the Contract Value (the Death Benefit Amount will not apply) as of the Notice Date and will be paid in accordance with the Death Benefit Proceeds section and in accordance with the federal income tax distribution at death rules discussed in the FEDERAL TAX ISSUES — Contract Owner’s Estate section.
If any Owner, who is not the Annuitant, dies after the Annuity Start Date, the payments continue to the Joint Owner, if any, otherwise to the Beneficiary, if living, and otherwise to the Contingent Beneficiary. The Annuitant and the Annuity Payout option remain the same.
Non-Natural Owner
If you are a Non-Natural Owner of a Contract other than a Qualified Contract, the Annuitant (either Annuitant if there are Joint Annuitants) will be treated as the Owner of the Contract for purposes of the Non-Qualified Contract Distribution Rules. If there are Joint Annuitants, the death benefit proceeds will be payable on proof of death of the first annuitant. If there is a change in the Primary Annuitant prior to the Annuity Date, such change will be treated as the death of the Owner (however, under the terms of your Contract, you cannot change the Primary Annuitant). The Death Benefit Amount will be: (a) the Contract Value, if the Non-Natural Owner elects to maintain the Contract and reinvest the Contract Value into a new contract in the same amount as immediately prior to the distribution; or (b) the Contract Value, less any surrender charge, MVA, and charges for premium taxes and/or other taxes, if the Non-Natural Owner elects a cash distribution and will be paid in accordance with the Death Benefits Proceeds section and in accordance with the federal income tax distribution at death rules.
Non-Qualified Contract Distribution Rules
The Contract is intended to comply with all applicable provisions of Code Section 72(s) and any successor provision, as deemed necessary by us to qualify the Contract as an annuity contract for federal income tax purposes. If an Owner of a Non-Qualified Contract dies before the Annuity Date, distribution of the death benefit proceeds must begin within 1 year after the Owner’s death or complete distribution within 5 years after the Owner’s death. In order to satisfy this requirement, the designated recipient must receive a final lump sum payment by the 5th anniversary of the Contract Owner’s death, or elect to receive an annuity for life or over a period that does not exceed the life expectancy of the designated recipient with annuity payments that start within 1 year after the Owner’s death or, if permitted by the IRS, elect to receive a systematic distribution over a period not exceeding the beneficiary’s life expectancy using a method that would be acceptable for purposes of calculating the minimum distribution required under section Code 401(a)(9). If an election to receive an annuity is not made within 60 calendar days of our receipt of proof, In Proper Form, of the Owner’s death or, if earlier, 60 calendar days (or shorter period as we permit) prior to the 1st anniversary of the Owner’s death, the option to receive annuity payments is no longer available. If a Non-Qualified Contract has Joint Owners, this requirement applies to the first Contract Owner to die.
The Owner may designate that the Beneficiary will receive death benefit proceeds in a lump sum, or through annuity payments for life, life with period certain, period certain only, or a scheduled payout option. Any life with period certain or period certain only option may not exceed the life expectancy of the Beneficiary. The Owner must designate the payment method in writing in a form acceptable to us. The Owner may revoke the designation only in writing and only in a form acceptable to us. Once the Owner dies, the Beneficiary cannot change or revoke the Owner’s instructions regarding the payment of death benefit proceeds.
Qualified Contract Distribution Rules
Under Treasury regulations and our administrative procedures, if the Contract is owned under a Qualified Plan as defined in Code Sections 401, 403, 457(b), 408, or 408A of the Code distributions to the Beneficiary must satisfy the Required Minimum Distribution (RMD) rules of Code Section 401(a)(9). For Owner/Annuitants who die after December 31, 2019, the RMD rules for Beneficiary IRAs are different depending on whether the Beneficiary is an “Eligible Designated Beneficiary” (EDB) or not. An EDB includes a surviving spouse, a disabled individual, a chronically ill individual, a minor child, or an individual who is not more than 10 years younger than the Owner/Annuitant. Certain trusts created for the exclusive benefit of disabled or chronically ill Beneficiaries are included. These EDBs may take their distributions over the longer of the Beneficiary’s life expectancy or the remaining life expectancy of the Owner/Annuitant and those distributions must commence by December 31st of the year following the death of the Owner/Annuitant. Alternatively, if the Owner/Annuitant died prior to the date RMDs are required to commence, rather than take lifetime distributions, the EDB may elect to have the entire interest distributed by the end of the year containing the tenth anniversary of the Owner/Annuitant’s death. If the EDB is a minor child of the Owner/Annuitant, all amounts must be fully distributed by the earlier of (1) the end of the year the child reaches age 31 (i.e. 10 years after reaching age 21) or (2) the end of the year containing the tenth anniversary of the minor child’s death. Additionally, a surviving spouse Beneficiary may elect to delay commencement of distributions until the later of the end of the year that the Owner/Annuitant would have attained age their RMD Age (73, or such later age that may be applicable under Code Section 401(a)(9)(C)), or when the surviving spouse turns their RMD Age. Upon the death of an EDB who elected lifetime income, the entire interest of the Contract must be distributed to any successor Beneficiary within 10 years of the EDB’s death (except in the case of a minor child EDB, as described above).
The Owner may designate that the Beneficiary will receive death benefit proceeds in a lump sum, or through annuity payments period certain only. Period certain only annuity options are limited. The Owner must designate the payment method in writing in a form acceptable to us. The Owner may revoke the designation only in writing and only in a form acceptable to us. Once the Owner dies, the Beneficiary cannot change or revoke the Owner’s instructions regarding the payment of death benefit proceeds.
Designated Beneficiaries, who are not an EDB, must withdraw the entire account by the 10th calendar year following the death of the Owner/Annuitant.
Non-designated Beneficiaries must withdraw the entire account within 5 years of the Owner/Annuitant’s death if distributions have not begun prior to death unless the Owner dies after commencing his or her RMD payments.
If the Owner/Annuitant dies after the commencement of RMDs (except in the case of a Roth IRA when RMDs do not apply) but before the Annuitant’s entire interest in the Contract (other than a Roth IRA) has been distributed, the remaining interest in the Contract must be distributed to the non-designated Beneficiary at least as rapidly as under the distribution method in effect at the time of the Annuitant’s death.
You are responsible for monitoring distributions that must be taken to meet IRS guidelines.
The Owner may designate that the Beneficiary will receive death benefit proceeds in a lump sum, or through annuity payments for a Period Certain of 5 through 9 years. The Owner must designate the payment method in writing in a form acceptable to us. The Owner may revoke the designation only in writing and only in a form acceptable to us. Once the Owner dies, the Beneficiary cannot change or revoke the Owner’s instructions regarding the payment of death benefit proceeds.

ADDITIONAL INFORMATION
Annuitant or Joint Annuitant
Once your Contract is issued, your sole Annuitant or Joint Annuitants cannot be changed. You may only add a Joint Annuitant on the Annuity Date. See ANNUITIZATION — SELECTING YOUR ANNUITANT. There may be limited exceptions for certain Qualified Contracts.
Beneficiaries
Your Beneficiary is the person(s) or entity who may receive death benefit proceeds under your Contract before the Annuity Date or any remaining annuity payments after the Annuity Date if any Owner or Annuitant dies. See the DEATH BENEFIT section for additional information regarding death benefit payouts. You may change or remove your Beneficiary or add Beneficiaries at any time prior to the death of any Owner or Annuitant, as applicable. Any change or addition will generally take effect only when we receive all necessary documents, and we record the change or addition. Any change or addition will not affect any payment made or any other action taken by us before the change or addition was received and recorded.
Under our administrative procedures, a signature guarantee and/or other verification of identity or authenticity may be required when processing a claim payable to a Beneficiary.
 — End of California State Variations subsection —
Colorado
Minimum Annuitization Amount $2,000
Minimum Annuity Payment Amount $20
Connecticut
Right to Cancel (“Free Look”) — You may return this Contract within ten (10) days of receipt. To do so, send it to us or to the Financial Professional who sold it to you. No Withdrawal Charge will be imposed, and we will refund the Contract Value as of the date the returned Contract is delivered to us in Good Order, including any fees or charges for applicable taxes that were deducted from the Contract Value.
Delaware
Right to Cancel (“Free Look”) — You may return this Contract within ten (10) days, or twenty (20) days if a replacement, of receipt. To do so, send it to us or to the Financial Professional who sold it to you. No Withdrawal Charge will be imposed, and we will refund the Contract Value or the Purchase Payments less any Withdrawals if a replacement as of the date the returned Contract is delivered to us in Good Order, including any fees or charges for applicable taxes that were deducted from the Contract Value.
District of Columbia
Right to Cancel (“Free Look”) — You may return this Contract within ten (10) days of receipt. To do so, send it to us or to the Financial Professional who sold it to you. No Withdrawal Charge will be imposed, and we will refund the Purchase Payments less any Withdrawals as of the date the returned Contract is delivered to us in Good Order.
Florida
Right to Cancel (“Free Look”) — You may return this Contract within twenty-one (21) days of receipt. To do so, send it to us or to the Financial Professional/Agent who sold it to you. No Withdrawal Charge will be imposed, and we will refund the Contract Value as of the date the returned Contract is delivered to us in Good Order, including any fees or charges for applicable taxes that were deducted from the Contract Value.
Death of Owner — Unless otherwise required by law, an election to receive an annuity must be made within one year following the Owner’s death, or the payment will be made as a lump sum.
Spousal Continuation — A Spouse may choose to continue this Contract as the Owner when we receive Instructions within one year following the Owner’s death.

Georgia
Right to Cancel (“Free Look”) — You may return this Contract within ten (10) days of receipt. To do so, send it to us or to the Financial Professional who sold it to you. No Withdrawal Charge will be imposed, and we will refund the Purchase Payments less any Withdrawals as of the date the returned Contract is delivered to us in Good Order.
Hawaii
Right to Cancel (“Free Look”) — You may return this Contract within ten (10) days, or thirty (30) days if a replacement, of receipt. To do so, send it to us or to the Financial Professional who sold it to you. No Withdrawal Charge will be imposed, and we will refund the Purchase Payments less Withdrawals or the Contract Value if a replacement as of the date the returned Contract is delivered to us in Good Order, including any fees or charges for applicable taxes that were deducted from the Contract Value.
Idaho
Right to Cancel (“Free Look”) — You may return this Contract within twenty (20) days of receipt. To do so, send it to us or to the Financial Professional who sold it to you. No Withdrawal Charge will be imposed, and we will refund the Purchase Payments less Withdrawals as of the date the returned Contract is delivered to us in Good Order.
Delay of Payments — Generally, we will pay any amounts due from the Contract within seven (7) days after our receipt of the request in Good Order. We may delay payments or Transfers for up to six (6) months after the requested effective date of the transaction, as permitted under applicable law. If the payment is delayed beyond 30 days from the requested effective date, we will credit the delayed amount with any interest required by law.
Illinois
Right to Cancel (“Free Look”) — You may return this Contract within ten (10) days of receipt. To do so, send it to us or to the Financial Professional who sold it to you. No Withdrawal Charge will be imposed, and we will refund the Contract Value as of the date the returned Contract is delivered to us in Good Order, including any fees or charges for applicable taxes that were deducted from the Contract Value.
Indiana
Right to Cancel (“Free Look”) — You may return this Contract within ten (10) days, or twenty (20) days if a replacement, of receipt. To do so, send it to us or to the Financial Professional who sold it to you. No Withdrawal Charge will be imposed, and we will refund the Contract Value or the Purchase Payments less any Withdrawals if a replacement as of the date the returned Contract is delivered to us in Good Order, including any fees or charges for applicable taxes that were deducted from the Contract Value.
Iowa
Right to Cancel (“Free Look”) — You may return this Contract within ten (10) days, or thirty (30) days if a replacement, of receipt. To do so, send it to us or to the Financial Professional who sold it to you. No Withdrawal Charge will be imposed, and we will refund the Purchase Payments less Withdrawals or the Contract Value if a replacement as of the date the returned Contract is delivered to us in Good Order, including any fees or charges for applicable taxes that were deducted from the Contract Value.
Kansas
Right to Cancel (“Free Look”) — You may return this Contract within ten (10) days, or twenty (20) days if a replacement, of receipt. To do so, send it to us or to the Financial Professional who sold it to you. No Withdrawal Charge will be imposed, and we will refund the Contract Value as of the date the returned Contract is delivered to us in Good Order, including any fees or charges for applicable taxes that were deducted from the Contract Value.
Kentucky
Right to Cancel (“Free Look”) — You may return this Contract within ten (10) days, or thirty (30) days if a replacement, of receipt. To do so, send it to us or to the Financial Professional who sold it to you. No Withdrawal Charge will be imposed, and we will refund the Purchase Payments less Withdrawals or the Contract Value if a replacement as of the date the returned Contract is delivered to us in Good Order, including any fees or charges for applicable taxes that were deducted from the Contract Value.

Massachusetts
Right to Cancel (“Free Look”) — You may return this Contract within ten (10) days, or twenty (20) days if a replacement, of receipt. To do so, send it to us or to the Financial Professional who sold it to you. No Withdrawal Charge will be imposed, and we will refund the Purchase Payments less Withdrawals as of the date the returned Contract is delivered to us in Good Order.
Amount of Payments/Applicability of Rates — only unisex factors apply.
Nursing Home Confinement Waiver is not available.
Terminal Illness Waiver is not available.
Michigan
Right to Cancel (“Free Look”) — You may return this Contract within ten (10) days of receipt. To do so, send it to us or to the Financial Professional who sold it to you. No Withdrawal Charge will be imposed, and we will refund the Contract Value as of the date the returned Contract is delivered to us in Good Order, including any fees or charges for applicable taxes that were deducted from the Contract Value.
Minnesota
Right to Cancel (“Free Look”) — You may return this Contract within ten (10) days, or thirty (30) days if a replacement, of receipt. To do so, send it to us or to the Financial Professional who sold it to you. Within 10 days after we receive notice of your intent to cancel and your policy has been returned to us in Good Order, we will refund any fees or other charges deducted from the Purchase Payments, plus any amount equal to the sum of the Purchase Payments paid less Withdrawals, if any, on the date of the cancellation. If this Contract was purchased as a replacement Contract, we will refund the Premium Paid less any Withdrawals. This Contract will then be cancelled and deemed void from the beginning.
Mississippi
Right to Cancel (“Free Look”) — You may return this Contract within ten (10) days, or thirty (30) days if a replacement, of receipt. To do so, send it to us or to the Financial Professional who sold it to you. No Withdrawal Charge will be imposed, and we will refund the Purchase Payments less Withdrawals or the Contract Value if a replacement as of the date the returned Contract is delivered to us in Good Order, including any fees or charges for applicable taxes that were deducted from the Contract Value.
Nebraska
Right to Cancel (“Free Look”) — You may return this Contract within ten (10) days, or thirty (30) days if a replacement, of receipt. To do so, send it to us or to the Financial Professional who sold it to you. No Withdrawal Charge will be imposed, and we will refund the Purchase Payments less any Withdrawals or the Contract Value if a replacement as of the date the returned Contract is delivered to us in Good Order, including any fees or charges for applicable taxes that were deducted from the Contract Value.
Nevada
Right to Cancel (“Free Look”) — You may return this Contract within ten (10) days, or thirty (30) days if a replacement, of receipt. To do so, send it to us or to the Financial Professional who sold it to you. No Withdrawal Charge will be imposed, and we will refund the Purchase Payments less any Withdrawals as of the date the returned Contract is delivered to us in Good Order.
New Hampshire
Right to Cancel (“Free Look”) — You may return this Contract within ten (10) days, or thirty (30) days if a replacement, of receipt. To do so, send it to us or to the Financial Professional who sold it to you. No Withdrawal Charge will be imposed, and we will refund the Purchase Payments less Withdrawals or the Contract Value if a replacement as of the date the returned Contract is delivered to us in Good Order, including any fees or charges for applicable taxes that were deducted from the Contract Value.

New Mexico
Right to Cancel (“Free Look”) — You may return this Contract within ten (10) days, or thirty (30) days if a replacement, of receipt. To do so, send it to us or to the Financial Professional who sold it to you. No Withdrawal Charge will be imposed, and we will refund the Contract Value as of the date the returned Contract is delivered to us in Good Order, including any fees or charges for applicable taxes that were deducted from the Contract Value.
North Carolina
Right to Cancel (“Free Look”) — You may return this Contract within ten (10) days, or thirty (30) days if a replacement, of receipt. To do so, send it to us or to the Financial Professional who sold it to you. No Withdrawal Charge will be imposed, and we will refund the Purchase Payments less any Withdrawals or the Contract Value if a replacement as of the date the returned Contract is delivered to us in Good Order, including any fees or charges for applicable taxes that were deducted from the Contract Value.
North Dakota
Right to Cancel (“Free Look”) — You may return this Contract within twenty (20) days of receipt. To do so, send it to us or to the Financial Professional who sold it to you. No Withdrawal Charge will be imposed, and we will refund the Contract Value as of the date the returned Contract is delivered to us in Good Order, including any fees or charges for applicable taxes that were deducted from the Contract Value.
Ohio
Right to Cancel (“Free Look”) — You may return this Contract within ten (10) days, or thirty (30) days if a replacement, of receipt. To do so, send it to us or to the Financial Professional who sold it to you. No Withdrawal Charge will be imposed, and we will refund the Contract Value as of the date the returned Contract is delivered to us in Good Order, including any fees or charges for applicable taxes that were deducted from the Contract Value.
Oklahoma
Right to Cancel (“Free Look”) — You may return this Contract within ten (10) days, or thirty (30) days if a replacement, of receipt. To do so, send it to us or to the Financial Professional who sold it to you. No Withdrawal Charge will be imposed, and we will refund the Purchase Payments less any Withdrawals as of the date the returned Contract is delivered to us in Good Order.
Pennsylvania
Right to Cancel (“Free Look”) — You may return this Contract within ten (10) days, or twenty (20) days if a replacement, of receipt. To do so, send it to us or to the Financial Professional who sold it to you. No Withdrawal Charge will be imposed, and we will refund the Contract Value or the Purchase Payments less any Withdrawals if a replacement as of the date the returned Contract is delivered to us in Good Order, including any fees or charges for applicable taxes that were deducted from the Contract Value.
Reports to Owner(s) — Each year prior to the Annuity Date, we will provide a report with the beginning and ending dates, the Contract Value, including the Fixed Account Option Value and the Indexed Linked Option(s) Value(s), the transactions by type, the cash surrender value and Death Benefit Amount, if any, at the end of the current report period. The report shall provide current information as of a date not more than four months prior to the date of mailing. Additional reports are available upon request at no charge.
Performance Lock Rider / Performance Lock Date — The Business Day on which the Performance Lock is exercised for an Index-Linked Option. If you lock the Interim Value before market close on any Business Day, the Performance Lock Date will be the current Business Day. If you lock the Interim Value after market close on any Business Day, the Performance Lock Date will be the following Business Day.
Rhode Island
Right to Cancel (“Free Look”) — You may return this Contract within twenty (20) days, or thirty (30) days if a replacement, of receipt. To do so, send it to us or to the Financial Professional who sold it to you. No Withdrawal Charge will be imposed, and we will refund the Purchase Payments less any Withdrawals or the Contract Value if a replacement as of the date the returned Contract is delivered to us in Good Order, including any fees or charges for applicable taxes that were deducted from the Contract Value.
South Carolina
Right to Cancel (“Free Look”) — You may return this Contract within ten (10) days, or twenty (20) days if a replacement, of receipt. To do so, send it to us or to the Financial Professional who sold it to you. No Withdrawal Charge will be imposed, and we will refund the Purchase Payments less any Withdrawals as of the date the returned Contract is delivered to us in Good Order.
South Dakota
Right to Cancel (“Free Look”) — You may return this Contract within ten (10) days, or thirty (30) days if a replacement, of receipt. To do so, send it to us or to the Financial Professional who sold it to you. No Withdrawal Charge will be imposed, and we will refund the Contract Value as of the date the returned Contract is delivered to us in Good Order, including any fees or charges for applicable taxes that were deducted from the Contract Value.
Tennessee
Right to Cancel (“Free Look”) — You may return this Contract within ten (10) days, or twenty (20) days if a replacement, of receipt. To do so, send it to us or to the Financial Professional who sold it to you. No Withdrawal Charge will be imposed, and we will refund the Contract Value or the Purchase Payments less any Withdrawals if a replacement as of the date the returned Contract is delivered to us in Good Order, including any fees or charges for applicable taxes that were deducted from the Contract Value.
Texas
Right to Cancel — (“Free Look”) You may return this Contract within twenty (20) days, or thirty (30) days if a replacement, of receipt. To do so, send it to us or to the Financial Professional who sold it to you. No Withdrawal Charge will be imposed, and we will refund the Contract Value as of the date the returned Contract is delivered to us in Good Order, including any fees or charges for applicable taxes that were deducted from the Contract Value.
Minimum Annuitization Amount $2,000
Minimum Annuity Payment Amount $20
Nursing Home Confinement Waiver does not have an eligibility date.
Terminal Illness Waiver does not have an eligibility date.
Washington
Right to Cancel (“Free Look”) — You may return this Contract within ten (10) days, or thirty (30) days if a replacement, of receipt. To do so, send it to us or to the insurance producer through whom it was purchased. No Withdrawal Charge will be imposed, and we will refund the Purchase Payments less Withdrawals or the Contract Value if a replacement as of the date the returned Contract is delivered to us in Good Order, including any fees or charges for applicable taxes that were deducted from the Contract Value. The refund is unconditional, and the Contract may be returned for any reason within the above stated timeframes for the refund to be issued. The Contract shall be void from the beginning and the parties shall be in the same position as if no policy had been issued. An additional ten (10) percent penalty shall be added to any premium refund due which is not paid within thirty (30) days of return of the policy to the insurer or insurance producer.
Withdrawal Charge/Terminal Illness Waiver — Terminal Illness is defined as a medically determinable condition that results in a life expectancy of 24 months or less.
West Virginia
Right to Cancel (“Free Look”) — You may return this Contract within ten (10) days, or thirty (30) days if a replacement, of receipt. To do so, send it to us or to the Financial Professional who sold it to you. No Withdrawal Charge will be imposed, and we will refund the Purchase Payments less Withdrawals or the Contract Value if a replacement as of the date the returned Contract is delivered to us in Good Order, including any fees or charges for applicable taxes that were deducted from the Contract Value.

Wisconsin
Right to Cancel (“Free Look”) — You may return this Contract within ten (10) days, or thirty (30) days if a replacement, of receipt. To do so, send it to us or to the Financial Professional who sold it to you. No Withdrawal Charge will be imposed, and we will refund the Contract Value as of the date the returned Contract is delivered to us in Good Order, including any fees or charges for applicable taxes that were deducted from the Contract Value.

WHERE TO GO FOR MORE INFORMATION
The Statement of Additional Information (“SAI”), dated the same date as this Prospectus, contains additional information about the Contract and Pacific Life. The SAI has been filed with the SEC and is incorporated by reference into this Prospectus. The SAI is available, free of charge, upon request. To obtain a copy of the SAI, request other information, or ask questions about your Contract, please contact your financial professional, visit our website at www.PacificLife.com, or contact our Service Center as instructed below.
Reports and other information about Pacific Life are also available on the SEC’s website at http://www.sec.gov. Copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.
How to Contact Our Service Center
Call or write our Service Center at:
Pacific Life Insurance Company
P.O. Box 2378
Omaha, Nebraska 68103-2378
Contract Owners: (800) 722-4448
Financial Professionals: (800) 722-2333
6 a.m. through 5 p.m. Pacific time
Send Purchase Payments, other payments and application forms to our Service Center at the following address:
By mail:
Pacific Life Insurance Company
P.O. Box 2290
Omaha, Nebraska 68103-2290
By overnight delivery service:
Pacific Life Insurance Company
6750 Mercy Road, RSD
Omaha, Nebraska 68106
FINRA Public Disclosure Program
The Financial Industry Regulatory Authority (“FINRA”) provides investor protection education through its website and printed materials. The FINRA regulation website address is www.finra.org. An investor brochure that includes information describing the BrokerCheck program may be obtained from FINRA. The FINRA BrokerCheck hotline number is (800) 289-9999. FINRA does not charge a fee for the BrokerCheck program services.
EDGAR Contract Identifier No. C000255565

STATEMENT OF ADDITIONAL INFORMATION
December 3, 2024
PACIFIC PROTECTIVE GROWTH
Limited Premium Registered Index-Linked Deferred Annuity Contract
Issued by PACIFIC LIFE INSURANCE COMPANY
Pacific Protective Growth (the “Contract”) is a limited premium registered index-linked deferred annuity contract offered by
Pacific Life Insurance Company (“Pacific Life”).
This Statement of Additional Information (“SAI”) is not a Prospectus and should be read in conjunction with the
Contract’s Prospectus, dated December 3, 2024, and any supplement thereto, which is available without charge upon written or telephone request to Pacific Life or by visiting our website at www.pacificlife.com. Terms used in this SAI have the same meanings as in the Prospectus, and some additional terms are defined particularly for this SAI. This SAI is incorporated by reference into the Contract’s Prospectus.
Pacific Life Insurance Company
Mailing address: P.O. Box 2378
Omaha, Nebraska 68103-2378
(800) 722-4448 — Contract Owners
(800) 722-2333 — Financial Professionals

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PACIFIC LIFE
Pacific Life
Pacific Life Insurance Company is a life insurance company domiciled in Nebraska. Along with our subsidiaries and affiliates, our operations include life insurance, annuity, mutual funds, broker-dealer operations, and investment advisory services.
We are authorized to conduct our life insurance and annuity business in the District of Columbia and in all states except New York. Our executive office is located at 700 Newport Center Drive, Newport Beach, California 92660.
We were originally organized on January 2, 1868, under the name “Pacific Mutual Life Insurance Company of California” and reincorporated as “Pacific Mutual Life Insurance Company” on July 22, 1936. On September 1, 1997, we converted from a mutual life insurance company to a stock life insurance company ultimately controlled by a mutual holding company and were authorized by California regulatory authorities to change our name to Pacific Life Insurance Company. On September 1, 2005, Pacific Life changed from a California corporation to a Nebraska corporation. Pacific Life is a subsidiary of Pacific LifeCorp, a holding company, which, in turn, is a subsidiary of Pacific Mutual Holding Company, a mutual holding company. Under their respective charters, Pacific Mutual Holding Company must always hold at least 51% of the outstanding voting stock of Pacific LifeCorp, and Pacific LifeCorp must always own 100% of the voting stock of Pacific Life. Owners of Pacific Life’s annuity contracts and life insurance policies have certain membership interests in Pacific Mutual Holding Company, consisting principally of the right to vote on the election of the Board of Directors of the mutual holding company and on other matters, and certain rights upon liquidation or dissolutions of the mutual holding company.
We may provide you with reports of our ratings both as an insurance company and as to our claims-paying ability with respect to our General Account assets.
Pursuant to Commodity Futures Trading Commission Rule 4.5, Pacific Life has claimed an exclusion from the definition of the term “commodity pool operator” under the Commodity Exchange Act. Therefore, it is not subject to registration or regulation as a commodity pool operator under the Commodity Exchange Act.
PRINCIPAL UNDERWRITER AND DISTRIBUTION OF THE CONTRACTS
Pacific Select Distributors, LLC (PSD)
Pacific Select Distributors, LLC, our subsidiary, acts as the principal underwriter (distributor) of the Contracts and offers the Contracts on a continuous basis. PSD is located at 700 Newport Center Drive, Newport Beach, California 92660. PSD is registered as a broker-dealer with the SEC and is a member of FINRA. We pay PSD for acting as distributor under a Distribution Agreement. We and PSD enter into selling agreements with broker-dealers whose financial professionals are authorized by state insurance departments to solicit applications for the Contracts. Because this Contract was not offered before 2024, PSD was not paid any previous underwriting commissions with regard to this Contract.
PSD or an affiliate pays various sales compensation to broker-dealers that solicit applications for the Contracts. PSD or an affiliate also may provide reimbursement for other expenses associated with the promotion and solicitation of applications for the Contracts. Your financial professional typically receives a portion of the compensation that is payable to his or her broker-dealer in connection with the Contract, depending on the agreement between your financial professional and his or her firm. Pacific Life is not involved in determining that compensation arrangement, which may present its own incentives or conflicts. You may ask your financial professional how he/she will personally be compensated for the transaction.
Under certain circumstances where PSD pays lower initial commissions, certain broker-dealers that solicit applications for Contracts may be paid an ongoing persistency trail commission (sometimes called a residual). The mix of Purchase Payment-based versus trail commissions varies depending upon our agreement with the selling broker-dealer and the commission option selected by your financial professional or broker-dealer.
In addition to the Purchase Payment-based and trail commissions described above, we and/or an affiliate may pay additional cash compensation from our own resources in connection with the promotion and solicitation of applications for the Contracts by some, but not all, broker-dealers. The range of additional cash compensation based on Purchase Payments generally does not exceed 0.40% and trailing compensation based on Contract Value generally does not exceed 0.15% on an annual basis. Such additional compensation may give Pacific Life greater access to financial professionals of the broker-dealers that receive such compensation. While this greater access provides the opportunity for training and other educational programs so that your financial professional may serve you better, this additional compensation also may afford Pacific Life a “preferred” status at the

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recipient broker-dealer and provide some other marketing benefit such as website placement, access to financial professional lists, extra marketing assistance or other heightened visibility and access to the broker-dealer’s sales force that otherwise influences the way that the broker-dealer and the financial professional market the Contracts.
Index providers of the ILOs available under this Contract may from time to time bear all or a portion of the expenses of conferences or meetings sponsored by Pacific Life or PSD that are attended by, among others, representatives of PSD, who would receive information and/or training regarding the Index in addition to information regarding products issued by Pacific Life and its affiliates. Other persons may also attend all or a portion of any such conferences or meetings, including directors, officers and employees of Pacific Life and spouses/guests of the foregoing. Additional expenses and promotional items may be paid for by Pacific Life and/or Index providers. PSD serves as this product’s Distributor.
We may pay amounts from our own resources (up to $24 per 403(b) contract holder on an annual basis) to compensate or reimburse unaffiliated financial intermediaries for administrative services provided to certain contract holders of 403(b) plans. These administrative services include, among other services, providing plan documents, determining eligibility and participation requirements, processing loan, distribution, and hardship withdrawals, answering questions, establishing and maintaining individual account records (e.g., sources of deferrals, tracking contribution limits and vesting schedules), and delivering applicable tax forms to 403(b) participants/contract owners.
As of December 31, 2023, the following firms have arrangements in effect with the Distributor pursuant to which the firm is entitled to receive a revenue sharing payment:
American Portfolios Financial Services Inc., Ameriprise Financial Services Inc., Bok Financial Securities Inc, Cabot Lodge Securities LLC., Cadaret, Grant & Co., Cambridge Investment Research Inc, Charles Schwab & Co Inc., Centaurus Financial Inc., C U S O Financial Services, Cetera Advisors LLC, Cetera Advisors Network LLC, Cetera Financial Institutions, Cetera Financial Specialists, Citigroup Global Markets Inc., Commonwealth Financial Network, Concourse Financial Group Securities Inc., DPL, Edward D. Jones & Co., EF Legacy Securities LLC, Equity Services Inc., Farmers Financial Solutions, F S C Securities Corporation, First Heartland Capital Inc., First Horizon Advisors, Geneos Wealth Management Inc., Grove Point Investments LLC, Horan Securities Inc., Independent Financial Group, Jacques Financial LLC, Janney Montgomery Scott Inc., Key Investment Services LLC, Kestra Investment Services, L P L Financial LLC, Lincoln Financial Advisors Corp., Lincoln Financial Securities Corp., Lion Street Financial LLC, M Holdings Securities Inc., MML Investors Services Inc., Morgan Stanley & Co. Incorporated, Mutual Of Omaha Investor Services Inc., NEXT Financial Group Inc., Osaic Institutions, Inc, Osaic Wealth, Park Avenue Securities LLC., PNC Investments Inc., Purshe Kaplan Sterling, R B C Capital Markets Corporation, Raymond James & Associates Inc., Raymond James Financial Services Inc., Santander Securities LLC, Securities America Inc., Sorrento Pacific Financial LLC, Southern Wealth Securities, LLC., Stephens Inc., Stifel Nicolaus & Company Inc., S C F Securities Inc., Sigma Financial Corporation, TD AMERITRADE Inc, The Huntington Investment, Triad Advisors Inc., Thurston, Spring, Miller, Herd & Titak, U B S Financial Services Inc., U S Bancorp Investments Inc., Unionbanc Investment Services LLC, United Planners’ Financial Services of America, Wells Fargo Advisors LLC, Wells Fargo Investments LLC, Western International Securities Inc, Woodbury Financial Services Inc.
We or our affiliates may also pay override payments, expense allowances and reimbursements, bonuses, wholesaler fees, and training and marketing allowances. Such payments may offset the broker-dealer’s expenses in connection with activities that it is required to perform, such as educating personnel and maintaining records. Financial professionals may also receive non-cash compensation, such as expense-paid educational or training seminars involving travel within and outside the U.S. or promotional merchandise.
All of the compensation described in this section, and other compensation or benefits provided by us or our affiliates, may be more or less than the overall compensation on similar or other products and may influence your financial professional or broker-dealer to present this Contract over other investment options. You may ask your financial professional about these potential conflicts of interest and how he/she and his/her broker-dealer are compensated for selling the Contract.
THE CONTRACTS
Corresponding Dates
If any transaction or event under your Contract is scheduled to occur on a “corresponding date” that does not exist in a given calendar period, the transaction or event will be deemed to occur on the following Business Day. In addition, as stated in the Prospectus, any event scheduled to occur on a day that is not a Business Day will occur on the next succeeding Business Day.

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Example: If your Contract is issued on February 29 in year 1 (a leap year), your Contract Anniversary in years 2, 3 and 4 will be on March 1.
Example: If your Annuity Date is July 31, and you select monthly annuity payments, the payments received will be processed on July 31, August 31, October 1 (for September), October 31, December 1 (for November), December 31, January 31, March 1 (for February), March 31, May 1 (for April), May 31 and July 1 (for June).
Age and Sex of Owner and Annuitant
The Contracts generally provide for sex-distinct annuity income factors in the case of life annuities. Statistically, females tend to have longer life expectancies than males; consequently, if the amount of annuity payments is based on life expectancy, they will ordinarily be higher if an annuitant is male than if an annuitant is female. Certain states’ regulations prohibit sex-distinct annuity income factors, and Contracts issued in those states will use unisex factors. In addition, Contracts issued in connection with certain Qualified Plans are required to use unisex factors.
We may require proof of your Annuitant’s age and/or sex before or after commencing annuity payments. If the age or sex (or both) of your Annuitant are incorrectly stated in your Contract, we will correct the amount payable to equal the amount that the annuitized portion of the Contract Value under that Contract would have purchased for your Annuitant’s correct age and sex. If we make the correction after annuity payments have started, and we have made overpayments based on the incorrect information, we will deduct the amount of the overpayment, with interest as stated in your Contract, from any payments due then or later; if we have made underpayments, we will add the amount, with interest as stated in your Contract, of the underpayments to the next payment we make after we receive proof of the correct age and/or sex.
Additionally, we may require proof of the Annuitant’s or Owner’s age and/or sex before any payments associated with the Death Benefit provisions of your Contract are made. If the age or sex is incorrectly stated in your Contract, we will base any payment associated with the Death Benefit provisions on your Contract on the Annuitant’s or Owner’s correct age or sex.
Pre-Authorized Withdrawals
You may specify a dollar amount for your pre-authorized withdrawals, or you may specify a percentage of your Contract Value or living benefit rider, if applicable. You may direct us to make your pre-authorized withdrawals from one or more specific Interest Crediting Options. If you do not give us these specific instructions, amounts will be deducted proportionately from your Contract Value in each Interest Crediting Option.
You may make your request at any time and it will be effective when we receive it In Proper Form. If you stop the pre-authorized withdrawals, you must wait 30 days to begin again. Currently, we are not enforcing the 30-day waiting period but we reserve the right to enforce such waiting period in the future. We will provide at least a 30 day prior notice before we enforce the 30-day waiting period.
Pre-authorized withdrawals are subject to the same withdrawal charges as are other withdrawals and each withdrawal is subject to an MVA if taken during an MVA Term, any applicable charge for premium taxes and/or other taxes, to federal income tax on its taxable portion, and, if you have not reached age 59 1∕2, may be subject to a 10% federal tax penalty. Pre-authorized withdrawals taken from the ILOs before the Tern End Date will trigger an Interim Value Calculation and Adjustment.
Interim Value Adjustment
On any Business Day during the Term after the Term Start Date and before Term End Date, your ILO Value is equal to the Interim Value. Each ILO will have a separate Interim Value. In the initial Term, Subsequent Purchase Payments invested in the same ILO will each constitute a different segment in the initial ILO Term, and each ILO segment will have its own associated Interim Value and Investment Base during the initial Term. The Interim Value is the amount in the ILO that is available for surrenders, withdrawals, annuitization, and death benefit payments that occur between the Term Start Date and the Term End Date, including surrenders (including Free Look surrenders), RMDs, free withdrawal amounts, pre-authorized withdrawals, rider charges, and guaranteed withdrawal amounts under the GLWB Rider. The Interim Value is also the amount available for exercise of the Performance Lock feature. All of these transactions, if taken during the Term, will be based on Interim Value(s) and will trigger an Interim Value Calculation and Adjustment of your ILO Value.
The Interim Value fluctuates each Business Day, and the change may be positive, negative, or zero compared to the last Business Day, even if the Index has increased in value. Changes to your Interim Value are not directly tied to the performance of the relevant Index (although Index performance impacts your Interim Value). We calculate the Interim Value using the formula below,

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which looks to changes in the values of hypothetical derivative financial instruments, less the prorated fair value of the hypothetical derivatives supporting the ILO if it were held until the end of the Term. The hypothetical derivatives used are designed to approximate the market value of the Index. The formula takes into account the ILO Investment Base, the market value of the hypothetical derivatives underlying the ILO, the percentage of the Term remaining at the time of the transaction, and the ILO Budget rate, which is an interest rate equivalent to the fair value of the hypothetical derivatives supporting the ILO on the Term Start Date. The values of these instruments can be affected by factors such as Index performance since the Term Start Date, implied volatility, dividend rates, interest rates, and the time remaining in the ILO Term. This formula is intended to produce an estimated fair value for your investment in the ILO on that Business Day.
Interim Value Maximum Potential Loss. Withdrawals, surrenders, annuitization, and death benefit payments that are based on an ILO Interim Value Calculation could result in the loss of principal and previously-credited earnings in the Contract, and such losses could be as high as 100%. The maximum loss would occur if there is a total distribution from an ILO during the Term at a time when the Index Price has declined to zero.
See “FEES, CHARGES. AND ADJUSTMENTS — Interim Value Calculation and Adjustment,” and “ACCESS TO YOUR MONEY” in the prospectus for more information on Interim Values and the effect of surrenders and the Contract. You may contact us at our Service Center to obtain your Interim Value(s) for any ILO in which you are invested, although your Interim Values may change by the time the transaction is executed.
Interim Value = A x (1 + B – (C x D))
Where:
A =  Investment Base
B =  Market Value of Derivatives supporting the ILO
C =  ILO Budget rate
D =  Percentage of ILO Term time remaining.
•
Investment Base. Similar to the end of a Term, we calculate the Interim Value of an ILO by applying a percentage gain or loss to your Investment Base.

•
Market Value of Derivatives supporting the ILO. Gains and losses for Interim Values are not directly tied to the performance of the Index for the ILO. We calculate the Interim Value by using a formula that looks to changes in the values of hypothetical derivative financial instruments, less the prorated fair value of the hypothetical derivatives supporting the ILO if it were held until the end of the Term. The hypothetical derivatives used are designed to approximate the market value of the Index. The values of these instruments can be affected by factors such as Index performance since the Term Start Date, implied volatility, dividend rates, interest rates, and the time remaining in the ILO Term. This formula is intended to produce an estimated fair value for your investment in the ILO on that Business Day. The estimated fair value is intended to reflect factors such as the likelihood, and magnitude of, a positive or negative Index Return at the end of the Term, and the risk of loss and the possibility of gain at the end of the Term.

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ILO Budget Rate. The ILO Budget rate is an interest rate equivalent to the fair value of the hypothetical derivatives supporting the ILO on the Term Start Date. Pacific Life supports the ILOs available under this Contract through the purchase or sale of derivative instruments. Derivatives are purchased on each ILO Term Start Date to align with the ILO Crediting Strategies (see ILO Crediting Strategy below for a description of the derivatives purchased to support each Crediting Strategy). For withdrawals taken during the ILO Term, the ILO Interim Value calculation approximates the fair value change in the portion of hypothetical derivative instruments that must be sold to fund the withdrawal, including the recapture of the unvested portion of the ILO Budget used to purchase the derivatives calculated on the ILO Term Start Date. The recapture of the unvested portion of the ILO Budget Rate represents lost fixed income investment income to the company that would have been realized if the withdrawal had instead remained invested until the ILO Term End Date. The vesting period is equal to the length of the ILO Term. The ILO Budget rate (as calculated on the ILO Start Date) that remains unvested is equal to the number of days remaining in the ILO Term, as of the date the ILO Interim Value is calculated due to the withdrawal, divided by the length (in days) of the ILO Term.

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Percentage of ILO Term Time Remaining. This percentage is calculated by dividing the total number of days remaining in the Term by the total number of days in the Term (including leap days when applicable).

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ILO Crediting Strategy
The Company supports the index-linked benefits of this Contract through the purchase or sale of derivative instruments. Derivatives are purchased on each Index to align with the ILO Crediting Strategies. For distributions taken during the ILO Term, the ILO Interim Value approximates the market (or fair) value change in the portion of hypothetical derivative instruments that must be sold to fund the distribution, including the recapture of the unvested portion of the ILO Budget calculated on the ILO Term Start Date. The recapture of the unvested portion of the ILO Budget represents lost fixed income investment income to the Company that would have been realized if the withdrawal had been held to the ILO Term End Date. The vesting period is equal to the length of the ILO Term. The portion of the ILO Budget calculated at the beginning of the ILO Term that remains unvested is equal to the number of days remaining in the
ILO Term, as of the date the ILO Interim Value is calculated, divided by the length (in days) of the ILO Term. The following table summarizes the hypothetical derivatives used in the ILO Interim Value calculation by ILO Crediting Strategy:
Downside Protection	Crediting Strategy	Hypothetical Derivative Strategy
Buffer	Cap Rate	Sell OTM Put; Buy ATM Call; Sell OTM Call Market Value of Derivatives supporting the ILO = ATM Call – OTM Call – OTM Put
	Dual Direction	Buy ATM Call; Sell OTM Call; Buy ATM Put; Sell 2x OTM Put Sell OTM Binary Put Market Value of Derivatives supporting the ILO = ATM Call – OTM Call + ATM Put – 2 * (OTM Put) – Binary Put * (Buffer%)
Tiered Participation Rate
Sell OTM Put;
Buy ATM Call;
Buy/(Sell) OTM Call;
Buy if Tier 2 par rate > Tier 1 par rate;
Sell if Tier 2 par rate < Tier 1 par rate)
Market Value of Derivatives supporting the ILO = ATM Call * (Tier 1 Participation Rate) + OTM Call * (Tier 2 Participation Rate – Tier 1 Participation Rate)

Performance Mix
Sell OTM Put;
Buy ATM Call;
Market Value of Derivatives supporting the ILO = ATM Call * (Participation Rate) – OTM Put
Percentage weights are assigned based on the relative value for each hypothetical derivative strategy across the component indices.
50% weight is assigned to the hypothetical derivative strategy with the highest relative value
30% weight is assigned to the hypothetical derivative strategy with the second highest relative value
20% weight is assigned to the hypothetical derivative strategy with the lowest value

	Performance Trigger	Sell OTM Put; Buy ATM Binary Call Market Value of Derivatives supporting the ILO = ATM Binary Call * (Trigger Rate) – OTM Put

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Downside Protection	Crediting Strategy	Hypothetical Derivative Strategy
Floor	Cap Rate	Sell ATM Put; Buy OTM Put; Buy ATM Call; Sell OTM Call Market Value of Derivatives supporting the ILO = ATM Call – OTM Call + OTM Put – ATM Put
	Performance Trigger	Sell ATM Put; Buy OTM Put; Buy ATM Binary Call Market Value of Derivatives supporting the ILO = ATM Binary Call * (Trigger Rate) + OTM Put – ATM Put
Interim Value Calculation Examples
The following examples are intended to illustrate how an Interim Value is calculated with different Protection Levels and both positive and negative Index performance. The examples assume that there is no GLWB Rider, and that the Performance Lock feature is not exercised, in addition to the following:
All examples assume the following information:
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Contract Issue Date: 1/1/2023

•
Both 1-Year and 6-Year ILO Terms are shown where available:

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For 1-Year ILO Terms, the ILO Term End Date is 1/1/2024

•
For 6-Year ILO Terms, the ILO Term End Date is 1/1/2029

The examples also do not reflect an MVA or the deduction of taxes, which could cause additional losses.
All calculations for 1-Year Cap with Buffer ILOs are shown on exactly halfway through the first Contract Year. All calculations for 6-Year Cap with Buffer ILOs are shown at the start of the third Contract Year. All calculations for the 1-Year Cap with Floor ILOs are shown 9 months into the Contract Year.
•
For the 1-Year Cap with Buffer ILOs, this means there is 0.5 years remaining in the ILO Term and 5.5 years remaining in the MVA Term.

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For the 6-Year Cap with Buffer ILOs, this means there is 4 years remaining in both the ILO Term and the MVA Term.

•
For the 1-Year Cap with Floor ILOs, this means there is 0.25 years remaining in the ILO Term and 5.25 years remaining in the MVA Term

Each example assumes a single allocation of $100,000 to either the Buffer Protection Option or the Floor Protection Option with a Cap Rate. The ILO Budget calculation varies by Crediting Strategy (see ILO Crediting Strategy table above), however the ILO Interim Value calculations are identical between all ILOs.

8

Example 1: Calculation of the Interim Value for a 10% Buffer and Cap ILO
ILO Term	1-Year	1-Year	1-Year	1-Year	6-Year	6-Year	6-Year	6-Year
Investment Base (A)	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000
Buffer	10%	10%	10%	10%	10%	10%	10%	10%
Cap	16%	16%	16%	16%	200%	200%	200%	200%
ILO Budget (C)	4.40%	4.40%	4.40%	4.40%	21.00%	21.00%	21.00%	21.00%

Interim Value Calculation	1-Year	1-Year	1-Year	1-Year	6-Year	6-Year	6-Year	6-Year
Index Return	-40%	-10%	10%	40%	-40%	-10%	10%	40%
Percentage of ILO Term Remaining (D)	0.50	0.50	0.50	0.50	0.67	0.67	0.67	0.67
Market Value of ATM Call Option	0.00%	0.90%	13.95%	42.40%	1.51%	14.56%	30.04%	56.26%
Market Value of OTM Call Option	0.00%	-0.02%	-3.55%	-27.59%	0.00%	0.00%	-0.01%	-0.69%
Market Value of OTM Put Option	-27.89%	-3.28%	-0.91%	-0.34%	-20.86%	-8.10%	-5.50%	-3.75%
Market Value of Hypothetical Derivatives supporting the ILO (B)	-27.89%	-2.40%	9.48%	14.47%	-19.35%	6.46%	24.53%	51.83%
Unvested portion of ILO Budget (C * D)	2.21%	2.21%	2.21%	2.21%	14.00%	14.00%	14.00%	14.00%
Interim Value = A x (1 + B – C x D)	69,903.17	95,397.65	107,273.02	112,266.80	66,650.55	92,457.76	110,532.60	137,829.98
Free Withdrawal Amount	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000
Withdrawal Charge Percentage	7%	7%	7%	7%	6%	6%	6%	6%
Withdrawal Charge Amount (Amount in excess of Free Withdrawal Amount * Withdrawal Charge Percentage)	4,193.22	5,977.84	6,809.11	7,158.68	3,399.03	4,947.47	6,031.96	7,669.80
Full Withdrawal Value (Assuming no MVA)	65,709.95	89,419.81	100,463.91	105,108.12	63,251.52	87,510.29	104,500.64	130,160.18
Percentage Change in Investment Base	-34.29%	-10.58%	0.46%	5.11%	-36.75%	-12.49%	4.50%	30.16%
Hypothetical End of Term Value if the ILO was held until the Term End Date	70,000	100,000	110,000	116,000	70,000	100,000	110,000	140,000

9

Example 2: Calculation of the Interim Value for a -10% Floor ILO with Cap
ILO Term	1-Year	1-Year	1-Year	1-Year
Investment Base (A)	$100,000	$100,000	$100,000	$100,000
Floor	-10%	-10%	-10%	-10%
Cap	14%	14%	14%	14%
ILO Budget (C)	4.30%	4.30%	4.30%	4.30%
Interim Value Calculation	1-Year	1-Year	1-Year	1-Year
Index Return	-40%	-10%	10%	40%
Percentage of ILO Term Remaining (D)	0.25	0.25	0.25	0.25
Value of ATM Call Option	0.00%	0.24%	12.16%	41.16%
Value of OTM Call Option	0.00%	-0.01%	-2.84%	-27.66%
Value of ATM Put Option	-38.73%	-9.06%	-1.09%	-0.20%
Value of OTM Put Option	28.87%	2.49%	0.41%	0.12%
Market Value of Hypothetical Derivatives supporting the ILO (B)	-9.86%	-6.33%	8.64%	13.42%
Unvested portion of ILO Budget (C * D)	1.08%	1.08%	1.08%	1.08%
Interim Value = A x (1 + B – C x D)	89,061.10	92,582.37	107,556.03	112,340.61
Free Withdrawal Amount	10,000	10,000	10,000	10,000
Withdrawal Charge Percentage	7%	7%	7%	7%
Withdrawal Charge Amount (Amount in excess of Free Withdrawal Amount * Withdrawal Charge Percentage)	5,534.28	5,780.77	6,828.92	7,163.84
Full Withdrawal Value (Assuming no MVA)	83,526.82	86,801.60	100,727.11	105,176.77
Percentage Change in Investment Base	-16.47%	-13.20%	0.73%	5.18%
Hypothetical End of Term Value if the ILO was held until the Term End Date	90,000	90,000	110,000	114,000
Market Value Adjustment
Market Value Adjustment Determination
The MVA is a dollar amount, which can be positive, negative, or equal to zero, by which we adjust the amount you will receive from a withdrawal or surrender during an MVA Term. The MVA is designed to provide a market (or fair) value approximation of the change in value of the fixed income securities supporting the Contract that we must sell to fund the withdrawal from the ILO Interim Value in excess of the free withdrawal amount. The MVA formula is applied consistently across all ILOs within the Contract and the Fixed Account. The MVA will not otherwise affect the values under your Contract.
The MVA is based on the change in market interest rates between the Contract Issue Date and the date of your withdrawal or surrender. We use the average price of the JP Morgan 5-Year U.S. Liquid Index, and the 7-Year U.S. Liquid Index rates (the “Reference Rate”) to measure this change. The Indexes are comprised of publicly-traded USD-denominated investment grade and corporate bonds issued by U.S. and international corporations that are rated BBB- or better, and have an approximate 5 or 7-year maturity, respectively. Current-day prices of the JP Morgan 5-Year and 7-Year U.S. Liquid Indexes will be publicly available on our website at www.annuities.pacificlife.com/jp morgan-indices.html. Prices may change by the time your transaction is executed. You can obtain the current ILO Budget rate by contacting our Service Center.
The positive or negative MVA is subtracted from the gross withdrawal amount. The MVA reflects the change in interest rates, reflected in the Reference Rate, from the MVA Term Start Date to the valuation date. In general, if the Reference Rate has increased, the MVA will be positive and will decrease the amount you receive from a withdrawal or surrender. Conversely, if the Reference Rate has decreased, the MVA will be negative and will increase the amount you receive. We use the following MVA formula to determine the dollar value of the MVA. Please see the formula and examples below for demonstrations of how we calculate the MVA in various scenarios.

10

Market Value Adjustment = [(J – I) x (N/12)] x (W – f), where:
J =
Average of the JP Morgan 5-Year U.S. Liquid Index and JP Morgan 7-Year U.S. Liquid Index yield as of the Business Day prior to withdrawal (JP Morgan 5-Year U.S. Liquid Index Ticker symbol = JULI05YY & JP Morgan 7-Year U.S. Liquid Index Ticker symbol = JULI07YY)

I =
Average of the JP Morgan 5-Year U.S. Liquid Index and JP Morgan 7-Year U.S. Liquid Index yield as of Business Day prior to start of the MVA Term (JP Morgan 5-Year U.S. Liquid Index Ticker symbol = JULI05YY and JP Morgan 7-Year U.S. Liquid Index Ticker symbol = JULI07YY)

N =
Number of complete months remaining in the current MVA Term.

W =
Sum of the total withdrawal from the Fixed Account Option, plus the Investment Base withdrawal from each ILO segment adjusted for the ILO Budget rate:

Total amount withdrawn from the Fixed Account + [(Investment Base withdrawal amount from the ILO x (1 – ILO Budget rate)) + (Investment Base withdrawal amount from the ILO x (1 – ILO Budget rate)) + (Investment Base withdrawal amount from the ILO x (1 – ILO Budget rate)) + …]
f =
Free withdrawal amount. In each Contract Year during the withdrawal charge period, 10% of the aggregate Purchase Payments, less any withdrawals taken during the Contract Year. For each Contract Year during a subsequent MVA Term, 10% of the Contract Value on the Contract Anniversary corresponding to the start of the MVA Term, less any withdrawal taken during the Contract Year.

The first portion of the MVA formula in brackets results in an MVA percentage, which may be positive, negative, or equal to zero, representing the average change in the JP Morgan 5-Year U.S. Liquid Index and 7-Year U.S., Liquid Index. The MVA percentage is then multiplied by the second portion of the formula, which is the amount that the Fixed Account Option withdrawal and/or Investment Base withdrawal from the each of the ILOs exceeds the available free withdrawal amount. The Investment Base withdrawal is the total decrease to the Investment Base when a withdrawal is taken. The result yields the dollar amount of the MVA, which can be positive, negative, or equal to zero. This positive, zero, or negative dollar amount is subtracted from the gross withdrawal amount. Therefore, a negative result from the MVA calculation increases the amount you will receive from a withdrawal or surrender. Conversely, a positive result from the MVA calculation decreases the amount you will receive from a withdrawal or surrender. If the MVA is $0, it has no effect on the amount you will receive from a withdrawal or surrender or the Contract Value remaining in your Contract from a withdrawal.
The following examples demonstrate the calculation of the MVA with various ILOs and both positive and negative market performance. The examples assume that there is no GLWB Rider, and that the Performance Lock feature is not exercised, in addition to the following:
All examples assume the following information:
•
Contract Issue Date: 5/1/2024

•
Both 1-Year and 6-Year ILO Terms are shown where available:

•
For 1-Year ILO Terms, the ILO End Date is 4/30/2025

•
For 6-Year ILO Terms, the ILO End Date is 4/30/2030

The examples also do not reflect the deduction of taxes, or an Interim Value calculation for amounts withdrawn or surrendered from the ILOs, which could cause additional losses.
All calculations are shown on exactly halfway through the first ILO Term.
•
For the 1-Year ILOs, this means there is 0.5 years remaining in the ILO Term and 5.5 years remaining in the MVA Term.

•
For the 6-Year ILOs, this means there is 3 years remaining in both the ILO Term and the MVA Term.

Each example assumes a single allocation of $100,000 to either the Buffer Protection Option or the Floor Protection Option with a Cap Rate. The ILO Budget rate calculation varies by Crediting Strategy (see the ILO Crediting Strategy table above), however the ILO Interim Value calculations are identical between all ILOs.

11

Example: Calculation of the Market Value Adjustment for a Buffer ILO when the Reference Index has Increased and Positive Index Performance
ILO Term		1-Year		6-Year
ILO Investment Base (Prior to Withdrawal)			$100,000		$100,000
Index Return on valuation date			7.00%		12.00%
ILO Interim Value Immediately prior to Withdrawal			$106,051		$113,248
Withdrawal Amount from ILO			$20,000		$20,000
ILO Investment Base Withdrawal			$18,859		$17,660
ILO Investment Base (After Withdrawal)			$81,141		$82,340
ILO Budget			3.90%		23.50%
ILO Investment Base Withdrawal * (1 – ILO Option Budget)	W		$18,124		$13,509
Free Withdrawal Amount	f		$10,000		$10,000
Average Price of the JP Morgan 5-Year U.S. Liquid & JP Morgan 7-Year U.S. Liquid Index Yield as of business day prior to withdrawal	J		5.00%		5.00%
Average Price of the JP Morgan 5-Year U.S. Liquid & JP Morgan 7-Year U.S. Liquid Index Yield as of business day prior to start of MVA Term	I		7.00%		7.00%
Number of complete months remaining in current MVA Term	N		66		36

Market Value Adjustment (MVA) = (W – f) * [(J – I) * (N / 12)]		-$	893.62	-$	210.56
Withdrawal Charge Percentage			7%		5%
Withdrawal Charge Amount (Amount in excess of Free Withdrawal Amount * Withdrawal Charge Percentage)			$700		$500
Net Withdrawal Amount (After MVA and Withdrawal Charge Amount)			$20,194		$19,711
Percentage Change in Withdrawal Amount after application of MVA & Withdrawal Charge Amount			0.97%		-1.45%
Example: Calculation of the Market Value Adjustment for a Buffer ILO when the Reference Index has Increased and Negative Index Performance
ILO Term		1-Year	6-Year
ILO Investment Base (Prior to Withdrawal)		$100,000	$100,000
Index Return on valuation date		-16.00%	-30.00%
ILO Interim Value Immediately prior to Withdrawal		$92,051	$76,248
Withdrawal Amount from ILO		$20,000	$20,000
ILO Investment Base Withdrawal		$21,727	$26,230
ILO Investment Base (After Withdrawal)		$78,273	$73,770
ILO Budget		3.90%	23.50%
ILO Investment Base Withdrawal * (1 – ILO Option Budget)	W	$20,880	$20,065
Free Withdrawal Amount	f	$10,000	$10,000
Average Price of the JP Morgan 5-Year U.S. Liquid & JP Morgan 7-Year U.S. Liquid Index Yield as of business day prior to withdrawal	J	5.00%	5.00%
Average Price of the JP Morgan 5-Year U.S. Liquid & JP Morgan 7-Year U.S. Liquid Index Yield as of business day prior to start of MVA Term	I	7.00%	7.00%
Number of complete months remaining in current MVA Term	N	66	36

12

Market Value Adjustment (MVA) = (W – f) * [(J – I) * (N / 12)]	-$	1,196.83	-$	603.90
Withdrawal Charge Percentage		7%		5%
Withdrawal Charge Amount (Amount in excess of Free Withdrawal Amount * Withdrawal Charge Percentage)		$700		$500
Net Withdrawal Amount (After MVA and Withdrawal Charge Amount)		$20,497		$20,104
Percentage Change in Withdrawal Amount after application of MVA & Withdrawal Charge Amount		2.48%		0.52%
Example: Calculation of the Market Value Adjustment for a Buffer ILO when the Reference Index has Decreased and Negative Index Performance
ILO Term		1-Year	6-Year
ILO Investment Base (Prior to Withdrawal)		$100,000	$100,000
Index Return on valuation date		-16.00%	-30.00%
ILO Interim Value Immediately prior to Withdrawal		$92,051	$76,248
Withdrawal Amount from ILO		$20,000	$20,000
ILO Investment Base Withdrawal		$21,727	$26,230
ILO Investment Base (After Withdrawal)		$78,273	$73,770
ILO Budget		3.90%	23.50%
ILO Investment Base Withdrawal * (1 – ILO Option Budget)	W	$20,880	$20,065
Free Withdrawal Amount	f	$10,000	$10,000
Average Price of the JP Morgan 5-Year U.S. Liquid & JP Morgan 7-Year U.S. Liquid Index Yield as of business day prior to withdrawal	J	5.00%	5.00%
Average Price of the JP Morgan 5-Year U.S. Liquid & JP Morgan 7-Year U.S. Liquid Index Yield as of business day prior to start of MVA Term	I	3.00%	3.00%
Number of complete months remaining in current MVA Term	N	66	36

Market Value Adjustment (MVA) = (W – f) * [(J – I) * (N / 12)]		$1,196.83	$603.90
Withdrawal Charge Percentage		7%	5%
Withdrawal Charge Amount (Amount in excess of Free Withdrawal Amount * Withdrawal Charge Percentage)		$700	$500
Net Withdrawal Amount (After MVA and Withdrawal Charge Amount)		$18,103	$18,896
Percentage Change in Withdrawal Amount after application of MVA & Withdrawal Charge Amount		-9.48%	-5.52%
Example: Calculation of the Market Value Adjustment for a Floor Protection ILO when the Reference Index has Increased and Positive Index Performance
Assume the following ILO information:
ILO Term	1-Year
ILO Investment Base (Prior to Withdrawal)	$100,000
Index Return on valuation date	7.00%
ILO Interim Value Immediately prior to Withdrawal	$105,052
Withdrawal Amount from ILO	$20,000
ILO Investment Base Withdrawal	$19,038
ILO Investment Base (After Withdrawal)	$80,962
ILO Budget	3.90%

13

ILO Investment Base Withdrawal * (1 – ILO Option Budget)	W		$18,296
Free Withdrawal Amount	f		$10,000
Average Price of the JP Morgan 5-Year U.S. Liquid & JP Morgan 7-Year U.S. Liquid Index Yield as of business day prior to withdrawal	J		5.00%
Average Price of the JP Morgan 5-Year U.S. Liquid & JP Morgan 7-Year U.S. Liquid Index Yield as of business day prior to start of MVA Term	I		7.00%
Number of complete months remaining in current MVA Term	N		66

Market Value Adjustment (MVA) = (W – f) * [(J – I) * (N / 12)]		-$	912.61
Withdrawal Charge Percentage			7%
Withdrawal Charge Amount (Amount in excess of Free Withdrawal Amount * Withdrawal Charge Percentage)			$700
Net Withdrawal Amount (After MVA and Withdrawal Charge Amount)			$20,213
Percentage Change in Withdrawal Amount after application of MVA & Withdrawal Charge Amount			1.06%
Example: Calculation of the Market Value Adjustment for a Floor Protection ILO when the Reference Index has Increased and Negative Index Performance
Assume the following ILO information:
ILO Term		1-Year
ILO Investment Base (Prior to Withdrawal)			$100,000
Index Return on valuation date			12.00%
ILO Interim Value Immediately prior to Withdrawal			$91,052
Withdrawal Amount from ILO			$20,000
ILO Investment Base Withdrawal			$21,966
ILO Investment Base (After Withdrawal)			$78,034
ILO Budget			3.90%
ILO Investment Base Withdrawal * (1 – ILO Option Budget)	W		$21,110
Free Withdrawal Amount	f		$10,000
Average Price of the JP Morgan 5-Year U.S. Liquid & JP Morgan 7-Year U.S. Liquid Index Yield as of business day prior to withdrawal	J		5.00%
Average Price of the JP Morgan 5-Year U.S. Liquid & JP Morgan 7-Year U.S. Liquid Index Yield as of business day prior to start of MVA Term	I		7.00%
Number of complete months remaining in current MVA Term	N		66

Market Value Adjustment (MVA) = (W – f) * [(J – I) * (N / 12)]		-$	1,222.06
Withdrawal Charge Percentage			7%
Withdrawal Charge Amount (Amount in excess of Free Withdrawal Amount * Withdrawal Charge Percentage)			$700
Net Withdrawal Amount (After MVA and Withdrawal Charge Amount)			$20,522
Percentage Change in Withdrawal Amount after application of MVA & Withdrawal Charge Amount			2.61%

14

FINANCIAL STATEMENTS
Pacific Life’s statutory-basis financial statements as of December 31, 2023, and 2022 and for each of the three years in the period ended December 31, 2023, included in this Statement of Additional Information, have been audited by Deloitte & Touche LLP, an independent auditor, as stated in their report. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. These financial statements should be considered only as bearing on the ability of Pacific Life to meet its obligations under the Contracts.
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
None.
INDEPENDENT AUDITORS
Pacific Life’s statutory-basis financial statements as of December 31, 2023, and 2022 and for each of the three years in the period ended December 31, 2023, included in this Statement of Additional Information, have been audited by Deloitte & Touche LLP, an independent auditor, as stated in their report which express an unqualified opinion on the statutory-basis financial statements and an adverse opinion on accounting principles generally accepted in the United States of America. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
The business address of Deloitte & Touche LLP, is 695 Town Center Dr. Suite 1000, Costa Mesa, CA 92626.

15

Form No. ProGrowth SAI 1124

16

PACIFIC LIFE INSURANCE COMPANY

Financial Statements - Statutory Basis

as of December 31, 2023 and 2022 and

for the years ended December 31, 2023, 2022 and 2021,

Supplemental Schedule of Selected Financial Data

as of and for the year ended December 31, 2023,

Supplemental Summary Investment Schedule,

Supplemental Schedule of Investment Risk Interrogatories,

and Supplemental Schedule of Reinsurance Disclosures

as of December 31, 2023

and Independent Auditor's Report

Deloitte & Touche LLP 695 Town Center Drive Suite 1000 Costa Mesa, CA 92626 USA Tel: 714 436 7100 Fax: 714 436 7200 www.deloitte.com

INDEPENDENT AUDITOR'S REPORT

Pacific Life Insurance Company:

Opinions

We have audited the statutory-basis financial statements of Pacific Life Insurance Company (the "Company"), which comprise the statements of admitted assets, liabilities, and capital and surplus - statutory basis as of December 31, 2023 and 2022, and the related statements of operations - statutory basis, capital and surplus - statutory basis, and cash flows - statutory basis for each of the three years in the period ended December 31, 2023, and the related notes to the statutory-basis financial statements (collectively referred to as the “statutory-basis financial statements”).

Unmodified Opinion on Statutory-Basis of Accounting

In our opinion, the accompanying statutory-basis financial statements present fairly, in all material respects, the admitted assets, liabilities, and capital and surplus of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in accordance with the accounting practices prescribed or permitted by the Nebraska Department of Insurance as described in Note 1.

Adverse Opinion on Accounting Principles Generally Accepted in the United States of America

In our opinion, because of the significance of the matter described in the Basis for Adverse Opinion on Accounting Principles Generally Accepted in the United States of America section of our report, the statutory-basis financial statements do not present fairly, in accordance with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2023 and 2022, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2023.

Basis for Opinions

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Statutory- Basis Financial Statements section of our report. We are required to be independent of the Company, and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Basis for Adverse Opinion on Accounting Principles Generally Accepted in the United States of America

As described in Note 1 to the statutory-basis financial statements, the statutory-basis financial statements are prepared by the Company using the accounting practices prescribed or permitted by the Nebraska Department of Insurance, which is a basis of accounting other than accounting principles generally accepted in the United States of America, to meet the requirements of the Nebraska Department of Insurance. The effects on the statutory-basis financial statements of the variances between the statutory-basis of accounting described in Note 2 and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material and pervasive.

Responsibilities of Management for the Statutory-Basis Financial Statements

Management is responsible for the preparation and fair presentation of the statutory-basis financial statements in accordance with the accounting practices prescribed or permitted by the Nebraska Department of Insurance. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of statutory-basis financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the statutory-basis financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the statutory-basis financial statements are issued.

Auditor’s Responsibilities for the Audit of the Statutory-Basis Financial Statements

Our objectives are to obtain reasonable assurance about whether the statutory-basis financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the statutory-basis financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the statutory-basis financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the statutory-basis financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the statutory-basis financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Report on Supplemental Schedules

Our 2023 audit was conducted for the purpose of forming an opinion on the 2023 statutory-basis financial statements as a whole. The supplemental schedule of selected financial data, the supplemental summary investment schedule, the supplemental schedule of investment risk interrogatories, and the supplemental schedule of reinsurance disclosures as of and for the year ended December 31, 2023 are presented for purposes of additional analysis and are not a required part of the 2023 statutory- basis financial statements. These schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the statutory-basis financial statements. Such schedules have been subjected to the auditing procedures applied in our audit of the 2023 statutory-basis financial statements and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the statutory-basis financial statements or to the statutory-basis financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedules are fairly stated in all material respects in relation to the 2023 statutory-basis financial statements as a whole.

March 19, 2024

2

Pacific Life Insurance Company

S T A T E M E N T S   O F   A D M I T T E D   A S S E T S,

L I A B I L I T I E S   A N D   C A P I T A L   A N D   S U R P L U S - S T A T U T O R Y   B A S I S

	December 31,
(In Millions, except share data)	2023	2022
ADMITTED ASSETS
Bonds	$76,921	$73,845
Preferred stocks	1	4
Common stocks	687	669
Mortgage loans	18,648	19,028
Real estate	120	153
Cash, cash equivalents and short-term investments	3,018	888
Contract loans	8,187	7,597
Derivatives	2,530	1,434
Securities lending reinvested collateral assets	3,096	2,828
Other invested assets	10,710	10,026
Investment income due and accrued	957	908
Net deferred tax asset	746	334
Other assets	2,038	1,965
Separate account assets	65,576	58,636

TOTAL ADMITTED ASSETS	$193,235	$178,315

LIABILITIES AND CAPITAL AND SURPLUS
Liabilities:
Aggregate reserves	$72,346	$79,459
Liability for deposit-type contracts	22,005	18,585
Transfers to separate accounts due or accrued, net	(492)	(685)
Funds held under coinsurance	11,620	234
Other liabilities	8,965	9,213
Asset valuation reserve	1,423	1,171
Separate account liabilities	65,576	58,636
TOTAL LIABILITIES	181,443	166,613
Capital and Surplus:
Common stock - $50 par value; 600,000 shares authorized, issued and outstanding	30	30
Paid-in surplus	2,536	2,536
Other surplus adjustments	83	91
Special surplus adjustments	231	328
Unassigned surplus	7,457	7,129
Surplus notes	1,455	1,588
TOTAL CAPITAL AND SURPLUS	11,792	11,702

TOTAL LIABILITIES AND CAPITAL AND SURPLUS	$193,235	$178,315

See Notes to Financial Statements - Statutory Basis

3

Pacific Life Insurance Company

S T A T E M E N T S   O F   O P E R A T I O N S - S T A T U T O R Y   B A S I S

	Years Ended December 31,
(In Millions)	2023	2022	2021
REVENUES
Premiums and annuity considerations	$3,955	$14,298	$13,984
Net investment income	3,818	3,401	3,276
Reserve adjustments on reinsurance ceded	(526)	(450)	(677)
Separate account fees	1,329	1,324	1,365
Other income	169	157	287
TOTAL REVENUES	8,745	18,730	18,235

BENEFITS AND EXPENSES
Current and future policy benefits	7,702	15,322	16,692
Commission expense	1,078	1,057	1,000
Operating expenses	1,177	1,210	1,084
TOTAL BENEFITS AND EXPENSES	9,957	17,589	18,776

NET GAIN (LOSS) BEFORE FEDERAL INCOME TAXES	(1,212)	1,141	(541)
Federal income tax expense (benefit)	(26)	9	210

NET GAIN (LOSS) FROM OPERATIONS	(1,186)	1,132	(751)
Net realized capital gains (losses) less tax	1,237	(981)	1,612

NET INCOME	$51	$151	$861

See Notes to Financial Statements - Statutory Basis

4

Pacific Life Insurance Company

S T A T E M E N T S   O F   C A P I T A L   A N D   S U R P L U S - S T A T U T O R Y   B A S I S

(In Millions)	Common Stock	Paid-in Surplus	Other Surplus Adjustments	Special Surplus Adjustments	Unassigned Surplus	Surplus Notes	Total
BALANCES, JANUARY 1, 2021	$30	$1,836	$131	$—	$7,693	$1,674	$11,364
Net income					861		861
Change in net unrealized capital gains less tax					318		318
Change in net deferred income tax					88		88
Change in nonadmitted assets					(84)		(84)
Change in asset valuation reserve					(732)		(732)
Dividend to parent					(450)		(450)
Surplus contributed to separate accounts					(68)		(68)
Other changes in surplus in separate accounts					68		68
Other surplus adjustment for derivatives			(9)				(9)
Change in other surplus transactions					(4)	1	(3)
BALANCES, DECEMBER 31, 2021	30	1,836	122	—	7,690	1,675	11,353
Net income (loss)				254	(103)		151
Change in net unrealized capital gains (losses) less tax				74	(247)		(173)
Change in net deferred income tax					204		204
Change in nonadmitted assets					(445)		(445)
Capital contribution from parent		700					700
Change in asset valuation reserve					30		30
Surplus contributed to separate accounts					(194)		(194)
Other changes in surplus in separate accounts					194		194
Other surplus adjustment for derivatives			(31)				(31)
Net change in surplus notes						(87)	(87)
BALANCES, DECEMBER 31, 2022	30	2,536	91	328	7,129	1,588	11,702
Net income (loss)				(108)	159		51
Change in net unrealized capital gains (losses) less tax				(32)	113		81
Change in net deferred income tax					94		94
Change in nonadmitted assets					233		233
Change in asset valuation reserve					(252)		(252)
Surplus contributed to separate accounts					(198)		(198)
Other changes in surplus in separate accounts					198		198
Other surplus adjustment for derivatives			(8)				(8)
Prior period adjustment				26	(5)		21
Net change in surplus notes						(133)	(133)
Change in other surplus transactions				17	(14)		3
BALANCES, DECEMBER 31, 2023	$30	$2,536	$83	$231	$7,457	$1,455	$11,792

See Notes to Financial Statements - Statutory Basis

5

Pacific Life Insurance Company

S T A T E M E N T S   O F   C A S H   F L O W S - S T A T U T O R Y   B A S I S

	Years Ended December 31,
(In Millions)	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Premiums collected, net of reinsurance	$15,354	$14,258	$13,658
Net investment income	3,826	3,296	3,245
Other income	1,115	1,321	1,073
Benefits and loss related payments	(14,755)	(11,340)	(11,645)
Net transfers (to) from separate accounts	40	(285)	(261)
Commissions, expenses paid and other deductions	(2,304)	(2,190)	(1,998)
Dividends paid to policyholders	(8)	(8)	(9)
Federal income taxes (paid) recovered, net	4	358	(215)
NET CASH PROVIDED BY OPERATING ACTIVITIES	3,272	5,410	3,848

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from investments sold, matured or repaid
Bonds	6,211	8,369	8,034
Stocks	124	138	50
Mortgage loans	984	1,058	1,311
Other invested assets	5,634	2,998	2,388
Miscellaneous proceeds	2,705	2,182	2,063
Cost of investments acquired
Bonds	(9,359)	(15,342)	(15,960)
Stocks	(66)	(182)	(59)
Mortgage loans	(790)	(4,183)	(2,154)
Other invested assets	(6,232)	(6,571)	(3,280)
Miscellaneous applications	(1,986)	(2,427)	(1,881)
Net increase (decrease) in contract loans	(590)	(108)	201
NET CASH USED IN INVESTING ACTIVITIES	(3,365)	(14,068)	(9,287)
(Continued)

See Notes to Financial Statements - Statutory Basis

6

Pacific Life Insurance Company

S T A T E M E N T S   O F   C A S H   F L O W S - S T A T U T O R Y   B A S I S

	Years Ended December 31,
(In Millions)	2023	2022	2021
(Continued)
CASH FLOWS FROM FINANCING AND MISCELLANEOUS ACTIVITIES
Net deposits on deposit-type contracts	$2,975	$7,180	$4,241
Net change in borrowed funds			(49)
Net change in surplus notes	(134)	(85)
Contribution from parent		700
Dividend to parent			(303)
Other cash provided (applied)	(618)	758	543
NET CASH PROVIDED BY FINANCING AND MISCELLANEOUS ACTIVITIES	2,223	8,553	4,432

Net change in cash, cash equivalents and short-term investments	2,130	(105)	(1,007)
Cash, cash equivalents and short-term investments, beginning of year	888	993	2,000

CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS, END OF YEAR	$3,018	$888	$993

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	$112	$111	$100

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION FOR NON-CASH TRANSACTIONS
Bonds disposed and acquired	$629	$947	$747
Stocks disposed and acquired	184	515	27
Federal tax credits received	257	239	22
Bonds transferred to other invested assets	123	140
Mortgage loans disposed and acquired		16	104
Premium tax credits received	5	6	8
Bond interest in-kind received	1	2	4
Assets in-kind received as deposits			515
Assets in-kind received as premiums, net of amounts transferred to the separate account			245
Bond dividend paid to parent			147
Reinsurance transaction	11,349
Assets in-kind received due to sale of Pacific Asset Management, LLC	169
Bond dividend received from subsidiary			20
Bonds converted to stocks Other invested assets transferred to affiliated fund	1,043		10
Interest purchased received as premiums			7
Assets-in-kind transferred to Pacific Life & Annuity Company	49

See Notes to Financial Statements - Statutory Basis

7

Pacific Life Insurance Company

N O T E S   T O   F I N A N C I A L   S T A T E M E N T S - S T A T U T O R Y   B A S I S

1.	NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

Pacific Life Insurance Company (Pacific Life or the Company) was established in 1868 and is domiciled in the State of Nebraska as a stock life insurance company. The Company is an indirect subsidiary of Pacific Mutual Holding Company (PMHC), a Nebraska mutual holding company, and a wholly owned subsidiary of Pacific LifeCorp, an intermediate Delaware stock holding company.

The Company and its subsidiaries have primary business operations consisting of life insurance, annuities, and reinsurance. The Company's primary business operations provide life insurance products, individual annuities and mutual funds, and offer a variety of investment products and services to individuals and businesses. The top geographic locations in the United States for statutory premiums and annuity considerations, and deposits were California, Texas, Missouri, and Florida representing 13%, 9%, 8%, and 8%, respectively, of total statutory premiums and annuity considerations, and deposits for the year ended December 31, 2023. No other jurisdiction accounted for more than 5% of the total.

BASIS OF PRESENTATION

The Company prepares its financial statements - statutory basis in accordance with accounting practices prescribed or permitted by the Nebraska Department of Insurance (NE DOI). The National Association of Insurance Commissioners’ (NAIC) Accounting Practices and Procedures Manual (NAIC SAP) has been adopted as a component of prescribed or permitted practices by the NE DOI. Prescribed statutory accounting practices include state laws and regulations. Additionally, the Director of the NE DOI has the right to permit other specific practices, which deviate from prescribed practices.

The NE DOI has approved a permitted accounting practice, effective January 1, 2022, allowing the Company to calculate the policy reserves for funding agreements based on a methodology that differs from the NAIC SAP. Policy reserves for funding agreements are calculated based on Statement of Statutory Accounting Principle (SSAP) No. 52, Deposit-Type Contracts, and the reserving methodologies in Appendices A-820 and A-822 which utilizes a reference rate in the valuation interest rate calculation based on an average of a historical twelve-month period ending on June 30 of the calendar year of issue or purchase. In the permitted practice, the Company utilizes a reference rate in the valuation interest rate calculation based on the day of the funding agreement issuance which results in a policy reserve less than or equal to the NAIC SAP policy reserve.

8

The following table reconciles the Company's net income for the years ended December 31, 2023, 2022 and 2021 and statutory capital and surplus as of December 31, 2023 and 2022 between NAIC SAP and practices prescribed or permitted by the NE DOI:

	Years Ended December 31,
	2023	2022	2021
	(In Millions)
Net income, Nebraska basis	$51	$151	$861
State permitted practices that are an increase (decrease) from NAIC SAP Change in policy reserves	21	20
Net income, NAIC SAP	$30	$131	$861

	December 31,
	2023	2022
	(In Millions)
Statutory capital and surplus, Nebraska basis	$11,792	$11,702
State permitted practices that are an increase (decrease) from NAIC SAP Change in policy reserves	37	20
Statutory capital and surplus, NAIC SAP	$11,755	$11,682

NAIC SAP and accounting practices prescribed or permitted by the NE DOI differ in certain respects, which in some cases are materially different from accounting principles generally accepted in the United States of America (U.S. GAAP) (Note 2).

In October 2022, Pacific Life announced its agreement to sell its third-party credit asset management firm, Pacific Asset Management, LLC, (PAM), whose clients include Pacific Funds Series Trust, to Aristotle Capital Management, LLC and on April 17, 2023, Pacific Life completed the sale.

On September 15, 2023, the Company signed an indemnity reinsurance agreement with Hannover Life Reassurance Company of America (Bermuda) LTD to cede risks under certain indexed universal life insurance policies issued by the Company, effective December 31, 2023. Upon inception of the agreement, the Company recognized a funds held under coinsurance balance and a reduction to aggregate reserves. See Note 9.

The Company has evaluated events subsequent to December 31, 2023 through the date the financial statements - statutory basis were available to be issued and has concluded that no events have occurred that require adjustments to these financial statements - statutory basis.

USE OF ESTIMATES

The preparation of financial statements - statutory basis in conformity with accounting practices prescribed or permitted by regulatory authorities requires management to make estimates and assumptions that affect the reported amounts of admitted assets and liabilities. It also requires disclosure of contingent assets and liabilities at the date of the financial statements - statutory basis and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

9

RECONCILIATION FROM ANNUAL REPORT TO THE AUDITED FINANCIAL STATEMENTS - STATUTORY BASIS

Subsequent to the filing of the Company's 2022 Annual Statement, the Company determined the balances for investment income due and accrued and aggregate write-in for liabilities included in other liabilities were not properly presented as of December 31, 2022, which resulted in the reconciliations included in the table below. There was no impact to surplus, net income, or cash flows.

	Annual Report	Change	Audited Financial Statements
		(In Millions)
Statement of Admitted Assets, Liabilities and Capital and Surplus - Statutory Basis
December 31, 2022:
Assets:
Investment income due and accrued	$1,390	($482)	$908

Total assets	178,797	(482)	178,315

Liabilities: Other liabilities	$9,929	($482)	$9,447

Total liabilities	167,095	(482)	166,613

ACCOUNTING CHANGES, CORRECTIONS OF ERRORS AND RECLASSIFICATIONS

In January 2024, the NAIC adopted INT 23-04T, Scottish Re Life Reinsurance Liquidation Questions (INT 23-04T), which addresses accounting and reporting for reinsurance receivables from Scottish Re's estate including impairment analysis and admissibility of reinsurance recoverables. See Note 9.

Effective August 2023, the Company adopted revisions in Interpretation 23-01, Net Negative (Disallowed) Interest Maintenance Reserve (INT 23-01) that provides amendments to SSAP No. 7, Asset Valuation Reserve and Interest Maintenance Reserve, and the annual statement instructions for the reporting of net negative (disallowed) Interest Maintenance Reserve (IMR) which provides optional, limited-time guidance allowing the admittance of net negative (disallowed) IMR up to 10% of adjusted capital and surplus. As detailed within the revisions, this change will be effective until December 31, 2025, and automatically nullified on January 1, 2026, but the effective date can be adjusted. Net negative (disallowed) IMR totals $18 million in aggregate and is allocated between the General Account and insulated Separate Account. The amount of negative IMR admitted in the General Account is $17 million and reported as an asset in the insulated Separate Account is $1 million. As of December 31, 2023, the calculated adjusted capital and surplus totals $11.0 billion. The percentage of admitted net negative (disallowed) IMR compared to the adjusted capital and surplus is 0.17% (total includes admitted General and Separate Account balance).

The Company attests to the following statements:

•	Fixed income investments generating IMR losses comply with the reporting entity’s documented investment or liability management policies; there have been no deviations from this statement during 2023.

•	IMR losses for fixed income related derivatives are all in accordance with prudent and documented risk management procedures, in accordance with a reporting entity’s derivative use plans and reflect symmetry with historical treatment in which unrealized derivative gains were reversed to IMR and amortized in lieu of being recognized as realized gains upon derivative termination.

•	Asset sales that were generating admitted negative IMR were not compelled by liquidity pressures (e.g., to fund significant cash outflows including, but not limited to excess withdrawals and collateral calls).

10

During the fourth quarter of 2022, the NAIC revised Interpretation 22-02, Third Quarter 2022 through First Quarter 2023 Reporting of the Inflation Reduction Act – Corporate Alternative Minimum Tax (INT 22-02), that for a limited time provides a partial exception to SSAP No. 101, Income Taxes, and SSAP No. 9, Subsequent Events. Under INT 22-02, changes in estimates related to Corporate Alternative Minimum Tax (CAMT) that arise from the Inflation Reduction Act need not be recognized in the three months ended March 31, 2023 financial statements. In September 2023, the NAIC issued Inflation Reduction Act - Corporate Alternative Minimum Tax INT 23-03 (INT 23-03) which provides Corporate Alternative Minimum Tax (CAMT) reporting guidance effective for the year-end 2023 financial statements and periods thereafter. See Note 6.

Variable annuity contracts are subject to the Valuation Manual section VM-21 (VM-21). The Company determined a portion of the change in derivative fair value for derivatives hedging variable annuity guarantees that did not offset the designated portion of the VM-21 liability was not deferred during the year ended December 31, 2022. During 2023, the cumulative adjustment of $26 million, was recorded as an increase to the deferred asset, net derivative losses from variable annuity hedge, reported in other assets and an increase of $21 million, net of tax, to unassigned surplus and corresponding reallocation to variable annuity hedge reported in special surplus adjustments. In Note 5, the adjustment to the deferred asset was included in the current year deferred recognition.

During 2020, the NAIC issued Interpretation 20-01 to provide statutory accounting and reporting guidance for the adoption of Accounting Standards Update 2020-04 Reference Rate Reform: Facilitation of the Effects of Reference Rate Reform on Financial Reporting issued by the Financial Accounting Standards Board. This Interpretation adopts, with minor modification, the U.S. GAAP adopted guidance, which provides optional expedients and exceptions for applying current accounting guidance to contracts, hedging relationships and other transactions affected by reference rate reform if certain criteria are met, through December 31, 2024. The Company will continue to evaluate its options under this Interpretation through December 31, 2024.

Effective December 31, 2022, the Company adopted revisions to SSAP No. 43R, Residual Tranches, which clarified that residual tranches shall be valued at the lower of amortized cost or fair value and shall be reported as other invested assets rather than bonds on the statements of admitted assets, liabilities and capital and surplus - statutory basis. The impact of this adoption on the Company's financial statements was immaterial.

FUTURE ADOPTION OF ACCOUNTING PRINCIPLES

During 2023, the NAIC adopted new statutory accounting principal (SAP) revisions related to the principles-based bond project. These changes are primarily captured in amendments to SSAP No. 26R – Bonds and SSAP No. 43R – Loan-Backed and Structured Securities, which refine guidance for the principles-based bond project and will become effective January 1, 2025.

INVESTMENTS AND DERIVATIVE INSTRUMENTS

Bonds not backed by other loans are generally stated at amortized cost using the effective interest method. Bonds, including loan- backed and structured securities (LBASS), with a NAIC designation of 6 are stated at the lower of amortized cost or fair value with changes in fair value recorded in unassigned surplus as a change in net unrealized capital gains (losses) less tax. Perpetual bonds that do not possess or no longer possess an effective call option shall be reported at fair value regardless of NAIC designation, otherwise reported at amortized cost.

LBASS are generally stated at amortized cost using the effective interest method. Income is determined considering anticipated cash flows based on industry prepayment models and internal estimates. These assumptions are consistent with the current interest rate and economic conditions at the time of valuation. For LBASS purchased with high credit quality and fixed interest rates, the effective yield is recalculated on a retrospective basis. For all other LBASS, including those where cash flows are deemed other than temporarily impaired, effective yield is recalculated on a prospective basis.

Preferred stocks are generally stated at amortized cost. Preferred stocks designated as low quality, lower quality and in or near default are stated at the lower of amortized cost or fair value with changes in fair value recorded in unassigned surplus as a change in net unrealized capital gains (losses) less tax. Perpetual preferred stocks are reported at fair value, not to exceed any current effective call price, with changes in fair value recorded in unassigned surplus as a change in net unrealized capital gains (losses) less tax.

Investments in unaffiliated common stocks are valued at fair value with changes in fair value recorded in unassigned surplus as a change in net unrealized capital gains (losses) less tax.

11

The Company has certain investments, including financial instruments, denominated in currencies other than the U.S. dollar. All assets and liabilities denominated in foreign currencies are remeasured at year end exchange rates, while revenue and expenses are measured at the transaction date and recorded in net unrealized capital gains (losses) less tax. The Company primarily uses foreign currency interest rate swaps to manage its foreign exchange risk.

Other than temporary impairment (OTTI) evaluation is a quantitative and qualitative process subject to significant estimates and management judgment. The Company has controls and procedures in place to monitor securities and identify those that are subject to greater analysis for OTTI. The Company has an investment impairment committee that reviews and evaluates investments for potential OTTI at least on a quarterly basis.

In determining whether a decline in value is other than temporary, the Company considers several factors including, but not limited to the following: the extent and duration of the decline in value, the reasons for the decline (credit event, currency or interest rate related including spread widening), the Company’s inability or lack of intent to retain the investment for a period of time sufficient to recover the amortized cost basis and the performance of the security’s underlying collateral and projected future cash flows. In projecting future cash flows, the Company incorporates inputs from third-party sources and applies reasonable judgment in developing assumptions used to estimate the probability and timing of collecting all contractual cash flows.

The Company writes down all investments that are deemed to be other than temporarily impaired in the period the securities are deemed to be impaired. The Company records an OTTI to fair value for common stock, preferred stock, and bonds, except for LBASS, which are written down to the present value of cash flows expected to be collected, discounted at the security's effective interest rate. The Company records an OTTI to fair value for any investment that the Company intends to sell or would be required to sell prior to recovery at a realized loss. The Company records OTTI in net realized capital gains (losses) less tax.

Mortgage loans on real estate are carried at their unpaid principal balance, net of deferred origination fees and impairment losses. Mortgage loans on real estate do not include accrued interest, which is included in investment income due and accrued. The Company generally recognizes interest income on its impaired loans upon receipt.

Investment real estate is valued at the lower of depreciated cost or market, less related mortgage debt, cumulative write downs and valuation adjustments. Depreciation of investment real estate is computed using the straight line method over estimated useful lives, which range from 5 to 30 years. Real estate investments are evaluated for impairment based on the future estimated undiscounted cash flows expected to be received during the estimated holding period. When the future estimated undiscounted cash flows are less than the current carrying value of the property (gross cost less accumulated depreciation), the property is considered impaired and is written-down to its fair value through net realized capital gains (losses) less tax.

Short-term investments are stated at amortized cost and approximate fair value. Short-term investments include, but are not limited to, bonds and commercial paper whose maturities at the time of purchase were greater than three months and less than or equal to one year. Cash and cash equivalents are stated at amortized cost and approximate fair value. Cash and cash equivalents include money market instruments, cash on deposit and highly liquid debt instruments with maturities of three months or less from purchase date.

Contract loans are carried at unpaid principal balances.

Other invested assets are generally carried at values based on the underlying audited equity of the investee as determined in accordance with U.S. GAAP with changes in value recorded in unassigned surplus as a change in net unrealized capital gains (losses) less tax. Other invested assets primarily consist of investments in joint ventures, hedge funds, and private equity funds. These investments include affiliated companies as well as those where the Company has minor ownership interests. An impairment occurs if it is probable that the Company will be unable to recover the carrying amount of the investment. The investment is written down to fair value as the new cost basis, and OTTI is recorded in net realized capital gains (losses) less tax.

The Company applies hedge accounting as prescribed by SSAP No. 86, Derivatives, by designating derivative instruments as either fair value or cash flow hedges on the inception date of the hedging relationship. At the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction. In this documentation, the Company specifically identifies the asset, liability, firm commitment, or forecasted transaction that has been designated as the hedged item and states how the hedging instrument is expected to hedge the risks related to the hedged item. The Company formally assesses and measures effectiveness of its hedging relationships both at the hedge inception date and on an ongoing basis in accordance with its risk management policy.

12

Derivative instruments used in hedging transactions that meet the criteria of a highly effective hedge are considered effective hedges and are reported in the financial statements - statutory basis in a manner consistent with the hedged asset or liability (amortized cost or fair value). Changes in the carrying value of derivatives that qualify for hedge accounting are recorded consistently with how the changes in the carrying value of the hedged asset or liability are recorded. For foreign currency swaps, changes in fair value attributable to changes in foreign exchange rates are reflected as adjustments to unassigned surplus as a change in net unrealized capital gains (losses) less tax consistent with the hedged items.

To the extent the Company chooses not to designate a derivative as a hedge or the designated derivative no longer meets the criteria of an effective hedge, the derivative is accounted for at fair value with changes in fair value recorded in unassigned surplus as a change in net unrealized capital gains (losses) less tax. When these derivative instruments are terminated, the gains and losses are reported as net realized capital gains (losses) less tax.

Carrying value is calculated based on the gross derivative asset or liability position. If the carrying value of the derivative is positive, the amount is recorded in derivatives. If the carrying value of the derivative is negative, the amount is recorded in other liabilities.

The Company’s receivable for the return of cash collateral pledged is recorded in other invested assets. The Company’s obligation to return cash collateral received is recorded in other liabilities.

Gains and losses on terminated derivative instruments that are hedging bonds are subject to the IMR. Gains and losses on terminated forward starting swap positions that are hedging anticipatory purchases of bonds are deferred to unearned investment income, included in other liabilities, if the effective date of the forward starting swap is beyond the current fiscal year. Once the effective date is within the current fiscal year, the gains and losses are transferred from unearned investment income to the IMR and amortized to net investment income over the life of the bond. Gains and losses on terminated derivative instruments that are hedging the surplus notes are recorded directly to surplus in other surplus adjustments and amortized as an increase in net investment income over the life of the surplus notes utilizing the effective interest method.

Periodic net settlements on derivatives designated as hedges are recorded on an accrual basis consistent with the hedged items and for hedging derivatives designated under SSAP No. 108, Derivatives Hedging Variable Annuity Guarantees, in net investment income. Periodic net settlements on derivatives not designated as hedging are recorded on an accrual basis in net investment income.

The Company also applies hedge accounting as prescribed by SSAP No. 108, Derivatives Hedging Variable Annuity Guarantees. Designated derivatives are reported at fair value and fair value fluctuations attributable to the hedged risk that offsets the current period change in the designated portion of the VM-21 reserve liability are reported in realized capital gains (losses) less tax. Fair value fluctuations attributable to the hedged risk that do not offset the current period change in the designated portion of the VM-21 reserve liability are recognized as a deferred asset (admitted) reported in other assets or other liabilities. An amount equal to the net deferred asset or liability must be allocated from unassigned surplus and presented separately as special surplus adjustments. The deferred asset or liability is amortized on a straight-line basis over a period not to exceed 10 years into net realized capital gains (losses) less tax with a corresponding reallocation from special surplus adjustments to unassigned funds (surplus). See Note 5.

The asset valuation reserve (AVR) is computed in accordance with a prescribed formula and is designed to stabilize surplus against valuation and credit-related losses for certain investments. Changes to the AVR are reported as direct additions to, or deductions from, unassigned surplus. The IMR results in the deferral of after tax realized capital gains and losses attributable to interest rate fluctuations on bonds and other investments. These capital gains and losses are amortized into net investment income over the remaining life of the investment sold. The negative IMR of $17 million was included in other assets as of December 31, 2023. The IMR of $56 million was included in other liabilities as of December 31, 2022.

Net investment income consists of interest, dividend, accretion income, net of amortization and investment expenses, partnership realized income, and periodic net settlements on derivatives. Interest income for bonds and redeemable preferred stock is recognized on an accrual basis. Dividend income for perpetual preferred stock and common stock is recognized as earned on the ex-dividend date. Amortization and accretion are determined by the effective interest method based on estimated principal repayments. Accrual of interest income is suspended, and any existing accrual balances are written off, for bonds that are in default or when it is probable the interest due and accrued is uncollectible. Prepayment penalties for bonds and prepayment premiums for mortgage loans are recorded as net investment income. Investment income from subsidiaries, controlled and affiliated (SCA) entities is described below. Interest expense on surplus notes is also recorded in net investment income.

13

The Company accrues interest income on impaired loans to the extent it is deemed collectible. If any interest income due and accrued is deemed uncollectible, interest accrual ceases and previously accrued amounts are written off. Accrued interest income more than 180 days past due deemed collectible on mortgage loans in default is nonadmitted. All other investment income due and accrued over 90 days past due is nonadmitted. Gross and admitted amounts for interest income due and accrued were $958 million and $957 million as of December 31, 2023, respectively.

Net realized capital gains (losses) less tax are determined on the specific identification method and are presented net of Federal income taxes and transfers to the IMR.

INFORMATION CONCERNING PARENT, SUBSIDIARIES AND AFFILIATES

Included in common stocks and other invested assets are the Company's SCA entities in which the Company, with its affiliates, holds a voting interest of 10% or more. The Company holds no investments in SCA entities that exceed 10% of admitted assets of the Company as of December 31, 2023 and 2022.

The Company carries its wholly owned State of Arizona domiciled life insurance common stock subsidiary, Pacific Life & Annuity Company (PL&A), based on PL&A’s underlying audited statutory surplus. PL&A’s carrying value was $545 million and $474 million as of December 31, 2023 and 2022, respectively. During the years ended December 31, 2023, 2022, and 2021, the Company made capital contributions in the form of bonds of $49 million, zero, and zero, respectively, to PL&A.

The Company carries its wholly owned State of Vermont domiciled special purpose financial insurance company subsidiaries, Pacific Alliance Reinsurance Company of Vermont (PAR Vermont) and Pacific Baleine Reinsurance Company (PBRC) based on their underlying audited statutory surplus. However, the audited statutory surplus of PAR Vermont and PBRC both include an admitted asset based on approved practices in Vermont. Under NAIC SAP, these assets are not considered admitted assets.

Based on the nonadmission of these assets, the Company nonadmits the carrying values of PAR Vermont and PBRC for reporting. The nonadmitted carrying values of PAR Vermont and PBRC were $191 million and $130 million, respectively as of December 31, 2023. The nonadmitted carrying values of PAR Vermont and PBRC were $227 million and $187 million, respectively, as of December 31, 2022.

The Company has investments in mutual funds managed by affiliates. Investments in affiliated mutual funds are carried at fair value. See Note 4. Investments in affiliated bonds are generally valued at amortized cost except those with an NAIC designation of 6, which are reported at the lower of amortized cost or fair value.

The Company generally carries its investments in joint ventures, partnerships and limited liability companies (LLCs) based on the underlying audited U.S. GAAP equity of the investee as determined in accordance with U.S. GAAP, except as otherwise disclosed below. These investments include affiliated companies as well as those where the Company has minor ownership interests. The carrying value of non-insurance SCAs where an audit was not performed are nonadmitted.

Distributions to the Company from subsidiaries, reflecting net revenues and expenses, net of taxes, are recorded by the Company as net investment income, with a corresponding reduction to unassigned surplus, when dividends are declared to the extent they are not in excess of undistributed accumulated earnings. Any dividends declared in excess of the undistributed accumulated earnings are recorded as a return of capital which is a reduction of the investment. Any undistributed net revenue and expense, net of tax, is recorded to unassigned surplus as a change in net unrealized capital gains (losses) less tax.

Pacific Asset Holding LLC (PAH) is a wholly owned LLC subsidiary that invests in mortgage loans, commercial real estate properties and ventures, and other private equity investments. PAH is accounted for under SSAP No. 97 8.b.iii, Investments in Subsidiary, Controlled and Affiliated Entities, which requires it to be carried based on its audited U.S. GAAP equity, without any statutory adjustments. As of December 31, 2023 and 2022, PAH's carrying value was $4,239 million and $3,575 million, respectively. During the years ended December 31, 2023, 2022 and 2021, the Company made capital contributions of $1,061 million, $1,486 million and $292 million, respectively, to PAH. Distributions from PAH to the Company in the form of cash included in net investment income were $212 million, $115 million, and $152 million during the years ended December 31, 2023, 2022, and 2021, respectively. Distributions recorded as a return of capital were $249 million, $22 million, and $125 million during the years ended December 31, 2023, 2022, and 2021, respectively

14

Pacific Life Fund Advisors LLC (PLFA) is a non-life insurance LLC subsidiary 99% owned by the Company and 1% owned by PL&A. PLFA is the investment adviser for the Pacific Select Fund and the Pacific Funds Series Trust (PFST). The Pacific Select Fund is the investment vehicle provided to the Company's variable life insurance policyholders and variable annuity contract owners. PFST is the investment vehicle for the Company's mutual fund products and other funds. As a result of the sale of PAM LLC, PLFA no longer receives investment advisory fees from PFST. Distributions from PLFA to the Company in the form of cash included in net investment income for the years ended December 31, 2023, 2022 and 2021 were $98 million, $99 million and $119 million, respectively. PLFA is carried based on its underlying audited U.S. GAAP equity. As of December 31, 2023 and 2022, PLFA’s carrying value was $49 million and $45 million, respectively.

The Company carries Pacific Select Distributors, LLC (PSD), a wholly owned non-life insurance LLC broker-dealer subsidiary, based on its underlying audited U.S. GAAP equity, adjusted to a statutory basis of accounting. As of December 31, 2023 and 2022, PSD’s carrying value was $35 million and $41 million, respectively. PSD primarily serves as the distributor of registered investment- related products and services, principally variable life and annuity contracts issued by the Company and PL&A. In connection with PSD’s distribution of these variable life and annuity contracts for the Company and PL&A, the Company incurred commission expense of $486 million, $497 million and $603 million during the years ended December 31, 2023, 2022 and 2021, respectively. A service plan was adopted by the Pacific Select Fund whereby the Pacific Select Fund pays PSD, as distributor of the funds, a service fee in connection with services rendered or procured for shareholders of the fund or their variable contract owners. These services may include, but are not limited to, payment of compensation to broker-dealers, including PSD itself, and other financial institutions and organizations, which assist in providing any of the services. From these service fees, PSD reimbursed the Company $69 million, $74 million and $86 million, included in commission expense, for paying trail commissions on its behalf for the years ended December 31, 2023, 2022 and 2021, respectively. PSD also offers limited retail broker-dealer services that include selling variable annuities issued by the Company to customers advised by third-party fiduciaries such as trust companies and registered investment advisers. With respect to these sales, PSD acts as the broker-dealer of record for the initial sale, but does not receive commissions.

Pacific Global Asset Management LLC (PGAM) is a wholly owned non-insurance LLC subsidiary of the Company that serves as a holding company for Pacific Life's private equity asset management business. As of December 31, 2023 and 2022, the nonadmitted carrying value of PGAM was $23 million and $52 million, respectively. Distributions recorded as a return of capital from PGAM to the Company were $40 million, zero, and zero during the years ended December 31, 2023, 2022, and 2021, respectively.

The Company also has the following noninsurance SCA investments that are classified as SSAP No. 97, Subsidiary, Affiliated and Controlled Entities 8.b.iii entities:

	December 31, 2023				December 31, 2022
				Admitted				Admitted
	Gross		Nonadmitted	Asset	Gross		Nonadmitted	Asset
Description: (2)	Amount		Amount	Amount	Amount		Amount	Amount

	(In Millions)
Pacer Pacific Asset Floating					$38	(1)		$38
Pacific Funds ESG Core Bond Fund Adv Class					11	(1)		11
Pacific Funds ESG Core Bond Fund Class I					11	(1)		11
Pacific Funds Small-Cap Value, Advisor					8	(1)		8
Pacific Funds Ultra Short Income Class D					13	(1)		13
Pacific Funds Ultra Short Income Class I					13	(1)		13
Pacific Optimization Growth	$1	(1)		$1	1	(1)		1
Pacific Optimization Moderate	1	(1)		1	1	(1)		1
PSF ESG Diversified Growth Class I	13	(1)		13	10	(1)		10
PSF ESG Diversified Portfolio Class I	11	(1)		11	9	(1)		9
PSF Hedge Equity Portfolio Class I					15	(1)		15
Total	$26		$—	$26	$130		$—	$130

(1)	Includes NAIC Sub-2 filing types.
(2)	The Company received responses from the NAIC for all required SCA filings and no SCA investment valuations were disallowed or required to be resubmitted.

15

The Company is the owner and beneficiary of life insurance policies captured under SSAP No. 21, Other Admitted Assets. As of December 31, 2023 and 2022, the cash surrender value was $208 million and $171 million, respectively. As of December 31, 2023, the investments in various fund structures of the underlying life insurance policies comprise investment characteristics of 99% of stocks and 1% of cash and short-term investments. As of December 31, 2022, the investments in various fund structures of the underlying life insurance policies comprise investment characteristics of 98% of stocks 2% and of cash and short-term investments.

The Company provides certain subsidiaries and affiliates with services that are routine in nature. Fees for these services are determined using cost allocations or a negotiated basis intended to reflect market prices. The Company provides investment and administrative services for certain subsidiaries and affiliates under administrative services agreements. For the years ended December 31, 2023, 2022 and 2021, the Company received $138 million, $127 million and $114 million, respectively, for services provided to, and paid $16 million, $27 million and $10 million, respectively, for services received from certain subsidiaries and affiliates, which are included in operating expenses. As of December 31, 2023 and 2022, the Company reported $75 million and $74 million, respectively, due from other affiliated companies. It is the Company’s practice to settle these amounts no later than 90 days after the due date.

In September 2021, the Company entered into a one year agreement with Pacific Life Re International Limited (RIBM), a wholly owned indirect subsidiary of Pacific LifeCorp, to lend up to $100 million at a fixed rate of 0.7%. The agreement was terminated May 6, 2022.

In June 2022, the Company entered into a promissory note with Pacific LifeCorp to borrow up to $200 million at a variable interest rate. There were no borrowings outstanding as of December 31, 2023 and 2022. The promissory note matures on March 31, 2025.

The Company’s structured settlement transactions are typically designed such that an affiliated assignment company assumes settlement obligations from external parties in exchange for consideration. The affiliated assignment company then funds the assumed settlement obligations by purchasing annuity contracts from the Company. Consequently, substantially all of the Company’s structured settlement annuities are sold to an affiliated assignment company. Included in the liability for aggregate reserves are insurance contracts with the affiliated assignment company with contract values of $3.5 billion and $3.4 billion as of December 31, 2023 and 2022, respectively. Related to these contracts, the Company received $241 million, $503 million and $197 million of premiums and annuity considerations and paid $217 million, $201 million and $183 million of current and future policy benefits for the years ended December 31, 2023, 2022 and 2021, respectively. In addition, included in the liability for deposit-type contracts are insurance contracts with the affiliated assignment company of $4.6 billion and $3.9 billion as of December 31, 2023 and 2022, respectively.

AGGREGATE RESERVES AND LIABILITY FOR DEPOSIT-TYPE CONTRACTS

Life insurance reserves are valued using the net level premium method, the Commissioners' Reserve Valuation Method (CRVM), or other modified reserve methods. Interest rate assumptions ranged from 2.0% to 6.0%. Reserves for individual variable annuities are held in accordance with VM-21. Reserves for individual fixed annuities are maintained using the Commissioners' Annuity Reserve Valuation Method, with appropriate statutory interest and mortality assumptions computed on the basis of interest rates ranging from 1.0% to 11.3%. Group annuity reserves are valued using the CRVM with statutory interest and mortality assumptions computed on the basis of interest rates ranging from 1.0% to 11.3%.

The Company establishes loss liabilities for claims that have been incurred before the valuation date, but have not yet been paid. An expense liability is established associated with paying those claims.

The Company waives deduction of deferred fractional premium upon death of insured. The Company does not return any portion of the final premium for periods beyond the date of death. Continuous or modal premium assumptions are used for all reserves. All reserves are equal to the greater of the computed reserve and surrender value or, on certain products, a higher alternative comparison value.

Payments received on deposit-type contracts, which do not incorporate any mortality or morbidity risk, are recorded directly to the liability for deposit-type contracts. Interest credited to deposit-type contracts is recorded as an expense in the statements of operations - statutory basis when earned under the terms of the contract. Payments to contract holders are recorded as current and future policy benefits expense to the extent that such payments differ from the recorded liability. Interest rates credited ranged primarily from 0.3% to 8.8%.

16

TRANSFERS TO SEPARATE ACCOUNTS DUE OR ACCRUED, NET

Transfers to separate accounts due or accrued, net consist primarily of amounts accrued from the separate account for expense allowances recognized in reserves. These amounts represent the excess of separate account contract values over statutory reserves held in the separate account.

REVENUES, BENEFITS AND EXPENSES

Life insurance premiums are recognized as income when due from the policyholder under the terms of the insurance contract. Premiums for flexible premium products are recognized when received from the policyholder. Annuity considerations are recognized as premiums when received.

Expenses incurred in connection with acquiring new insurance business, including acquisition costs such as sales commissions, are charged to operations as incurred.

FEDERAL INCOME TAXES

The Company is taxed as a life insurance company for income tax purposes and its operations are included in the consolidated Federal income tax return of PMHC. In addition to the Company, included in PMHC's consolidated return are the following entities: Pacific LifeCorp, PL&A, PAR Vermont, PBRC, PLFA, and Pacific Life Re Global Limited (RGBM).

The method of tax allocation between companies is subject to written tax sharing agreements, approved by the Company’s Board of Directors. Allocation is based upon separate return calculations with current credit for net losses to the extent utilized in the consolidated return. If the consolidated return has tax losses, intercompany balances are generally settled as refunds are received. If the consolidated return has a tax payable, the intercompany balances are generally settled as paid.

SEPARATE ACCOUNTS

Separate accounts primarily include variable life and annuity contracts, as well as other single separate accounts. The Company's separate accounts without guarantees consist of the variable annuities and variable life businesses where the assets of these accounts are carried at fair value and represent legally segregated contract holder funds. A separate account liability is recorded at fair value at an amount equal to the separate account asset. The investment results of separate account assets typically pass through to the contract holders so that the Company generally bears no investment risk on these assets. Amounts charged to the separate account for mortality, surrender and expense charges are included in separate account fees in other income.

The Company has separate accounts with guarantees comprised of the group annuities business where the general account guarantees annuity payments if the separate accounts is unable to do so. Assets of the group annuities business are carried at amortized cost and the Company establishes an AVR as required. The Company contractually guarantees either a minimum return or account value on these separate account products, for which liabilities have been recorded in aggregate reserves.

Separate account assets are primarily invested in mutual funds, but are also invested in bonds, mortgage loans, and hedge funds.

The variable annuities, variable universal life, and group annuities are classified as separate account products under statutory accounting principles. Variable annuities and variable universal life products are also classified as separate account products under U.S. GAAP, however, group annuities are classified as general account products under U.S. GAAP due to the investment risk being retained by the general account.

17

RISK-BASED CAPITAL

Risk-based capital is a method developed by the NAIC to measure the minimum amount of capital appropriate for an insurance company to support its overall business operations in consideration of its size and risk profile. The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Additionally, certain risks are required to be measured using actuarial cash flow modeling techniques, subject to formulaic minimums. The adequacy of a company's actual capital is measured by the risk-based capital results, as determined by the formulas and actuarial models. Companies below minimum risk-based capital requirements are classified within certain levels, each of which requires specified corrective action. As of December 31, 2023 and 2022, the Company exceeded the minimum risk-based capital requirements.

2.	COMPARISON OF NAIC SAP TO U.S. GAAP

The objectives of U.S. GAAP reporting differ from the objectives of NAIC SAP reporting. U.S. GAAP stresses measurement of earnings of a business from period to period, while NAIC SAP stresses measurement of ability to pay claims in the future.

The Company prepares its financial statements - statutory basis in accordance with statutory accounting practices prescribed or permitted by the NE DOI, which is a comprehensive basis of accounting other than U.S. GAAP. NAIC SAP and accounting practices prescribed or permitted by the NE DOI (Note 1) primarily differ from U.S. GAAP by charging policy acquisition costs to expense as incurred, recognizing certain policy fees as revenue when billed, establishing future policy benefit liabilities using different actuarial assumptions and methods, reporting surplus notes as surplus instead of debt, as well as reporting investments and certain assets and accounting for deferred income taxes on a different basis.

18

3.	INVESTMENTS

BONDS, SHORT-TERM INVESTMENTS AND CASH EQUIVALENTS

The book/adjusted carrying value, fair value and net unrealized gains (losses) of bonds, short-term investments and cash equivalents are shown below. Short-term investments and cash equivalents as of December 31, 2023 and 2022 were $1.8 billion and $698 million, respectively. See Note 4 for information on the Company's fair value measurements.

	Book/Adjusted Carrying Value	Fair Value	Net Unrealized Losses
		(In Millions)
December 31, 2023:
U.S. Government	$1,037	$991	($46)
All other governments	663	622	(41)
U.S. states, territories, and possessions	102	91	(11)
U.S. political subdivisions of states, territories, and possessions	196	195	(1)
U.S. special revenue and special assessment obligations	2,017	1,887	(130)
Industrial and miscellaneous	54,965	50,771	(4,194)
Bank loans	2,276	2,245	(31)
Hybrid securities	23	21	(2)
LBASS:
Residential mortgage-backed securities (RMBS)	1,291	1,151	(140)
Commercial mortgage-backed securities (CMBS)	3,574	3,219	(355)
Other	12,543	12,123	(420)
Total	$78,687	$73,316	($5,371)

	Book/Adjusted Carrying Value	Fair Value	Net Unrealized Losses
		(In Millions)
December 31, 2022:
U.S. Government	$1,038	$985	($53)
All other governments	638	572	(66)
U.S. states, territories, and possessions	102	84	(18)
U.S. political subdivisions of states, territories, and possessions	213	203	(10)
U.S. special revenue and special assessment obligations	2,039	1,799	(240)
Industrial and miscellaneous	54,274	48,098	(6,176)
Bank loans	1,774	1,735	(39)
Hybrid securities	23	21	(2)
LBASS:
RMBS	1,400	1,228	(172)
CMBS	3,529	3,132	(397)
Other	9,513	8,805	(708)
Total	$74,543	$66,662	($7,881)

19

The book/adjusted carrying value and fair value of bonds, short-term investments and cash equivalents as of December 31, 2023, by contractual repayment date of principal, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Book/Adjusted Carrying Value	Fair Value
	(In Millions)
Due in one year or less	$4,893	$4,849
Due after one year through five years	19,378	18,745
Due after five years through ten years	16,817	15,302
Due after ten years	20,191	17,927
	61,279	56,823
LBASS	17,408	16,493
Total	$78,687	$73,316

20

The following tables present the fair value and gross unrealized losses for bonds where the fair value had declined and remained continuously below the amortized cost adjusted for OTTI for less than twelve months and for twelve months or greater:

	Less than 12 Months		12 Months or Greater		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(In Millions)
December 31, 2023:
U.S. Government			$640	$47	$640	$47
All other governments	$15		386	54	401	54
U.S. states, territories, and possessions			84	12	84	12
U.S. political subdivisions of states, territories, and possessions			116	6	116	6
U.S. special revenue and special assessment obligations	7		1,038	177	1,045	177
Industrial and miscellaneous	617	$10	41,604	4,563	42,221	4,573
Bank loans	824	16	578	26	1,402	42
Hybrid securities			17	4	17	4
LBASS:
RMBS	6		940	171	946	171
CMBS	355	6	2,035	356	2,390	362
Other	1,213	6	5,684	492	6,897	498
Total	$3,037	$38	$53,122	$5,908	$56,159	$5,946

December 31, 2022:
U.S. Government	$626	$32	$40	$23	$666	$55
All other governments	435	45	73	23	508	68
U.S. states, territories, and possessions	74	14	$10	$4	84	18
U.S. political subdivisions of states, territories, and possessions	150	13			150	13
U.S. special revenue and special assessment obligations	1,305	217	129	43	1,434	260
Industrial and miscellaneous	39,955	4,847	5,001	1,460	44,956	6,307
Bank loans	1,071	23	255	19	1,326	42
Hybrid securities			16	4	16	4
LBASS:
RMBS	380	29	659	174	1,039	203
CMBS	1,775	160	829	240	2,604	400
Other	5,324	411	1,907	324	7,231	735
Total	$51,095	$5,791	$8,919	$2,314	$60,014	$8,105

The Company has evaluated investments with gross unrealized losses and determined that the unrealized losses are temporary. The Company does not have the intent to sell these securities and has the intent and ability to retain these investments for a period of time sufficient to recover the amortized cost basis.

21

The table below summarizes the OTTI by security type:

	Years Ended December 31,
	2023	2022	2021
	(In Millions)
Bonds:
Industrial and miscellaneous		$13	$36
Issuer obligation	$2
Bank loans	8	1
LBASS	66	2	34
Mortgage loans	183	15
Real estate	12
Other invested assets	20	6	11
Total OTTI	$291	$37	$81

The following table presents all LBASS with an OTTI recognized during the year ended December 31, 2023, whereby the present value of cash flows expected to be collected is less than the amortized cost basis of the securities:

	Amortized Cost Before Current Period	Present Value of Projected	Recognized	Amortized Cost	Fair Value at	Date of Financial Statement When
Cusip	OTTI	Cash Flows	OTTI	after OTTI	time of OTTI	Reported
			(In Millions)
23312RAG0	$60	$49	$11	$49	$49	3/31/2023
23312RAG0	49		48			9/30/2023
23312RAJ4	3		3			9/30/2023
Total			$62

The assignment of an NAIC 5GI designation to a debt security occurs when the necessary documentation for a full credit analysis does not exist but the security is current on all contractual payments and the Company expects the security to make full payment of all contractual principal and interest. The following table presents the number of investments, the book/adjusted carrying value, and the fair value for bonds with an NAIC 5GI designation:

	December 31, 2023			December 31, 2022
	Number	Book/Adjusted Carrying Value	Fair Value	Number	Book/Adjusted Carrying Value	Fair Value
	(In Millions)				(In Millions)
Bank loans	1	$15	$12	1	$14	$11
LBASS	3	4	6	3	7	6
Total	4	$19	$18	4	$21	$17

Proceeds, gross gains, and gross losses recognized on sales of bonds were $1.7 billion, $3 million, and $33 million, respectively, for the year ended December 31, 2023. Proceeds, gross gains, and gross losses recognized on sales of bonds were $4.3 billion, $10 million, and $190 million, respectively, for the year ended December 31, 2022. Proceeds, gross gains, and gross losses recognized on sales of bonds were $2.4 billion, $28 million, and $11 million, respectively, for the year ended December 31, 2021.

Bonds with a book/adjusted carrying value of $6 million as of December 31, 2023 and 2022, were held as restricted assets on deposit with government agencies as required by law in various jurisdictions in which the Company conducts business.

22

The Company received prepayment penalties and acceleration of fees of $4 million, $28 million and $117 million from 97, 192 and 249 securities for the years ended December 31, 2023, 2022 and 2021, respectively.

SECURITIES LENDING

The Company participates in a securities lending program administered by an authorized financial institution whereby certain investment securities are loaned to third parties for the purpose of enhancing income on securities held through reinvestment of cash collateral received upon lending. With respect to securities loaned, the Company requires initial cash collateral equal to a minimum of 102% of the fair value of domestic securities loaned. The Company monitors the fair value of securities loaned with additional collateral obtained as necessary. This collateral is not restricted, and there is no collateral that extends beyond one year from December 31, 2023. The borrower of the loaned securities is permitted to sell or repledge those securities. Upon default of the borrower, the Company has the right to purchase replacement securities using the cash collateral held. Similarly, upon default of the Company, the borrower has the right to sell the loaned securities and apply the proceeds from such sale to the Company’s obligation to return the cash collateral held. As of December 31, 2023 and 2022, there were no separate accounts securities lending arrangements.

For securities lending transactions, the carrying value of securities classified as bonds and on loan as of December 31, 2023 and 2022 was $3.2 billion and $4.2 billion, respectively. The Company recorded cash collateral received of $3.1 billion and $3.8 billion as of December 31, 2023 and 2022, respectively, and established a corresponding liability for the same amount, which is included in other liabilities. As of December 31, 2023 and 2022, the Company has not sold or repledged collateral received from securities lending agreements. The Company may occasionally utilize amounts from the cash collateral for short-term liquidity for general corporate purposes. As of December 31, 2023 and 2022, zero and $1.0 billion, respectively, were utilized for general corporate purposes.

The aggregate amount of collateral reinvested broken down by the maturity date of the invested asset is as follows (In Millions):

	December 31, 2023		December 31, 2022
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Overnight and continuous
30 days or less	$1,396	$1,396	$928	$928
31-60 days			300	300
61 to 90 days	1,700	1,700	1,600	1,600
Total collateral reinvested	$3,096	$3,096	$2,828	$2,828

The Company invests the cash collateral received from its securities lending arrangements primarily into short-term investments.

To manage the mismatch of maturity dates between the security lending transactions and the related reinvestment of the collateral received, the Company reinvests in assets with a maturity date of 90 days or less.

REPURCHASE AGREEMENTS

In 2022, the Company entered into repurchase agreements with unaffiliated financial institutions. Under these agreements, the Company sells bonds and receives cash in an amount equal to at least 102% of the estimated fair value of the bonds sold at the inception of the transaction, with a simultaneous agreement to repurchase such bonds at a future date or on demand in an amount equal to the cash initially received plus interest. The Company monitors the ratio of the cash-held to the estimated fair value of the bonds sold throughout the duration of the transaction and additional cash or securities are obtained as necessary. Bonds sold under such transactions may be sold or re-pledged by the transferee. Income and expense associated with repurchase agreements are recorded in net investment income. The repurchase agreements are both tri-party and bilateral trades. The maximum amount outstanding under repurchase agreements during the year ended December 31, 2023 was $16 million, which had a maturity time frame of overnight. The maximum amount outstanding under repurchase agreements during the year ended December 31, 2022 was $10 million, which had a maturity time frame of 2 days to 1 week. There are no amounts outstanding under these agreements as of December 31, 2023 and 2022.

23

The maximum fair value of securities sold outstanding under secured borrowing agreements during the years ended December 31, 2023 and 2022 were $17 million and $10 million, respectively. There were no outstanding securities sold as of December 31, 2023 and 2022.

The maximum amount of cash collateral received and securities collateral liability under secured borrowing agreements during the years ended December 31, 2023 and 2022 were $16 million and $10 million, respectively. There was no outstanding cash collateral received outstanding as of December 31, 2023 and 2022. There was no outstanding securities collateral liability outstanding as of December 31, 2023 and 2022.

REVERSE REPURCHASE AGREEMENTS

The Company invests cash collateral received into reverse repurchase agreements as part of its securities lending program. The Company requires that all reverse repurchase agreements must be collateralized by United States (U.S.) Treasury Securities, U.S. Agency Securities, U.S. Corporate bonds and/or U.S. Equities with a minimum margin of 102%. For the securities lending program, reverse repurchase agreements had a maximum maturity of 90 days and are indemnified by the Company's securities lending agent against counterparty default. When counterparty default and price movements of the collateral received present the primary risks for repurchase agreements, the Company mitigates such risks by mandating short maturities, applying proper haircuts and monitoring fair values daily.

In 2022, the Company entered into a reverse repurchase transaction commitment of $250 million with an unaffiliated financial institution. Under this agreement, the Company purchases U.S. Treasury Securities and loans cash, with a simultaneous agreement to resell such securities at a future date or on demand in an amount equal to the cash initially loaned plus interest. There were no amounts outstanding under this agreement as of December 31, 2023 and 2022. The reverse repurchase agreements used are both bilateral and tri-party trades.

The following tables present the maximum amount and ending value during and as of the periods presented of the allocation of reverse repurchase agreements by maturity (In Millions):

	Maximum Amount				Ending Balance
December 31, 2023	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Overnight and continuous	$500	$575	$600	$400	$300	$400	$300
30 days or less	3,170	2,610	2,970	1,900	1,535	1,610	1,210	$1,150
31-90 days	2,835	2,900	2,500	2,850	1,700	1,600	2,000	1,700

	Maximum Amount				Ending Balance
December 31, 2022	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Overnight and continuous	$200	$250	$650	$200	$200		$150	$200
30 days or less	1,175	1,100	1,950	1,450	400	$250	200	200
31-90 days	2,925	3,175	2,875	4,250	2,925	2,675	2,125	1,900

24

The maximum and ending fair value of the bonds acquired under reverse repurchase-secured borrowings during the years 2023 and 2022 is as follows (In Millions). None of the bonds acquired were nonadmitted.

December 31, 2023	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Maximum Amount	$4,828	$4,722	$4,219	$3,906
Ending Balance	3,723	3,789	3,678	3,026

December 31, 2022	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Maximum Amount	$3,800	$3,938	$4,836	$2,662
Ending Balance	3,750	3,117	2,617	2,442

The following table presents, by NAIC designation, the fair value of bonds acquired by the Company under reverse repurchase- secured borrowings as of December 31, 2023 and 2022 (In Millions):

	December 31,
	2023	2022
NAIC 1	$494	$947
NAIC 2	899	702
NAIC 3	609	242
NAIC 4	1,024	551
Total	$3,026	$2,442

The Company has not sold or acquired any securities that resulted in default.

The following tables present the aggregate allocation of collateral pledged of repurchase agreements by remaining contractual maturity (In Millions):

	December 31, 2023		December 31, 2022
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
30 days or less	$1,150	$1,150	$400	$400
31-90 days	1,700	1,700	1,900	1,900

The maximum amounts and ending balances of the cash collateral provided and recognized receivable for the return of collateral for reverse repurchase-secured borrowings during the years 2023 and 2022 is as follows (In Millions):

December 31, 2023	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Maximum Amount	$3,985	$3,990	$4,010	$3,710
Ending Balance	3,535	3,610	3,510	2,850

December 31, 2022	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Maximum Amount	$3,850	$3,675	$3,675	$4,950
Ending Balance	3,525	2,925	2,475	2,300

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The maximum amounts and ending balances of the recognized liability to return collateral for reverse repurchase-secured borrowing securities sold/acquired with cash collateral during the years 2023 and 2022 is as follows (In Millions):

December 31, 2023	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Maximum Amount	$3,985	$3,990	$4,010	$3,710
Ending Balance	3,535	3,610	3,510	2,850

December 31, 2022	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Maximum Amount	$3,850	$3,675	$3,675	$4,950
Ending Balance	3,525	2,925	2,475	2,300

The Company did not have any transfers of financial assets accounted for as secured borrowings, excluding repurchase and reverse repurchase agreements disclosed above.

WORKING CAPITAL FINANCE INVESTMENTS

The tables below present the aggregate book/adjusted carrying value of working capital finance investments (WCFI) by designation as of December 31, 2023 and 2022.

	Gross Asset	Nonadmitted Asset	Net Admitted Asset
December 31, 2023:		(In Millions)
WCFI Designation 1	$668		$668
WCFI Designation 2	482	$11	471
Total	$1,150	$11	$1,139

	Gross Asset	Nonadmitted Asset	Net Admitted Asset
December 31, 2022:		(In Millions)
WCFI Designation 1	$764		$764
WCFI Designation 2	544		544
Total	$1,308	$—	$1,308

The table below presents the aggregate maturity distribution on the underlying working capital finance programs. The Company did not have any events of default on WCFI.

	Book/Adjusted Carrying Value
	December 31,
	2023	2022
	(In Millions)
Up to 180 days	$1,041	$1,256
181 to 365 days	109	52
Total	$1,150	$1,308

26

MORTGAGE LOANS

The maximum and minimum lending rates for newly issued mortgage loans, by category, are as follows:

	Maximum	Minimum
Year Ended December 31, 2023:
Farm	7.35%	5.70%
Construction and land development	8.91%	7.81%
Commercial	8.22%	6.11%

Year Ended December 31, 2022:
Farm	6.10%	3.15%
Construction and land development	5.37%	5.37%
Commercial	7.10%	2.05%

The maximum percentage of any one loan to the value of security at the time of the loan, exclusive of insured or guaranteed or purchase money mortgages was 99% and 100% as of December 31, 2023 and 2022, respectively.

The age analysis of mortgage loans by type and identification of mortgage loans in which the insurer is a participant or co-lender in a mortgage loan agreement is as follows:

	Farm	Residential	Commercial	Mezzanine	Total
December 31, 2023:			(In Millions)
Current	$947	$232	$17,042	$107	$18,328
30-59 days past due	5		32		37
60-89 days past due	4		225		229
90-179 days past due					—
180+ days past due	13		41		54
Total	$969	$232	$17,340	$107	$18,648

Participant or co-lender in a mortgage loan agreement:
Recorded investment (1)	$19		$936	$107	$1,062

	Farm	Residential	Commercial	Mezzanine	Total
December 31, 2022:			(In Millions)
Current	$980	$236	$17,690	$107	$19,013
30-59 days past due					—
60-89 days past due					—
90-179 days past due	2				2
180+ days past due	13				13
Total	$995	$236	$17,690	$107	$19,028

Participant or co-lender in a mortgage loan agreement:
Recorded investment (1)	$20		$1,110	$107	$1,237

(1)	Excluded from the Commercial amounts are mortgage loan participations where the sole participants are the Company and PL&A. The total amounts were $2.8 billion and $2.9 billion as of December 31, 2023 and 2022, respectively.

27

The Company's investment in impaired commercial mortgage loans was $374 million and $72 million as of December 31, 2023 and 2022, respectively. Information on the Company's impaired commercial mortgage loans is as follows:

	Years Ended December 31,
	2023	2022	2021
		(In Millions)
Impairment loss recorded	$183	$15
Average recorded investment	112	46	$20
Interest income recognized	22	4	3
Recorded investment on nonaccrual status	73
Mortgage loans derecognized as a result of foreclosure	30
Real estate collateral recognized as a result of foreclosure	30

The Company's mortgage loans finance various types of properties primarily throughout the U.S. and Canada. The geographic distributions of the mortgage loans book/adjusted carrying value were as follows (In Millions):

	December 31,		December 31,
	2023		2022
California	$4,263	California	$4,108
Illinois	1,393	Illinois	1,444
Texas	1,324	Texas	1,351
Massachusetts	1,280	Massachusetts	1,243
Washington	1,247	Washington	1,136
Georgia	881	New York	969
New York	713	Georgia	869
New Jersey	712	District of Columbia	794
Florida	678	Virginia	774
District of Columbia	634	New Jersey	719
All other	5,523	All other	5,621
Total	$18,648	Total	$19,028

As of December 31, 2023 and 2022, the largest carrying amount of one single commercial loan in California, the state with the highest geographical distribution, was $459 million or 2% and $440 million or 2% of the mortgage loan carrying value, respectively. This loan was secured by apartment buildings.

As of December 31, 2023, the largest total carrying value of multiple commercial loans with a single sponsor, a related party to the Company, was $639 million and 3% of the mortgage loan carrying value. As of December 31, 2023, these loans were located in various states and were mainly secured by apartment buildings. As of December 31, 2022, the largest total carrying value of multiple commercial loans with a single sponsor, a related party to the Company, was $622 million and 3% of the mortgage loan carrying value. As of December 31, 2022, these loans were located in various states and were mainly secured by apartment buildings.

For the years ended December 31, 2023, 2022 and 2021, the Company recognized in net investment income prepayment income of $4 million, $57 million and $30 million, respectively, from early pay off mortgage loans.

28

The Company reviews the performance and credit quality of commercial mortgage loans on an on-going basis, including loan payment delinquencies and collateral performance. Collateral performance includes a review of the most recent collateral inspection reports and financial statements. Analysts track each loan's debt service coverage ratio (DCR) and loan-to-value (LTV). The DCR compares the collateral’s net operating income to its debt service payments. DCRs less than 1.0 times indicate that the collateral operations do not generate enough income to cover the loan’s current debt payments. A larger DCR indicates a greater excess of net operating income over the debt service. The LTV compares the amount of the loan to the fair value of the collateral and is commonly expressed as a percentage. LTVs greater than 100% indicate that the loan amount exceeds the collateral value. A smaller LTV percentage indicates a greater excess of collateral value over the loan amount. The monitoring process focuses on higher risk loans, which include those that are classified as restructured, delinquent or in foreclosure, as well as loans with higher LTV ratios and lower DCR. The DCR and LTV ratios are updated routinely.

The loan review process results in each loan being placed into a No Credit Concern category or one of three levels: Level 1 Minimal Credit Concern, Level 2 Moderate Credit Concern or Level 3 Significant Credit Concern. Loans in the No Credit Concern category are performing and no issues are noted. The collateral exhibits a strong DCR and LTV and there are no near term maturity concerns. The loan credit profile and borrower sponsorship have not experienced any significant changes and remain strong. For construction loans, projects are progressing as planned with no significant cost overruns or delays.

Level 1 loans are experiencing negative market pressure and outlook due to economic factors. Financial covenants may have been triggered due to declines in performance. There may be disputes between the borrower and contractors. Credit profile and/or borrower sponsorship remain stable but require monitoring. Near term (6 months or less) maturity requires monitoring due to negative trends. No impairment loss concerns exist under current conditions, however some possibility of loss may exist under stressed scenarios or changes in sponsorship financial strength. This includes troubled debt restructurings (TDR) performing as agreed for more than one year.

Level 2 loans are experiencing significant or prolonged negative market pressure and uncertain outlook due to economic factors; financial covenants may have been triggered due to declines in performance and/or the borrower may have requested covenant relief. There may be disputes between the borrower and contractors. Loan credit profile, borrower sponsorship and/or collateral value may have declined or given cause for concern. Near term maturity (12 months or less) coupled with negative market conditions, property performance and value and/or borrower stability result in increased refinance risk. Likelihood for TDR, impairment and loss is increased. This includes all loans performing as agreed during the first year of a TDR unless assigned to Level 3.

Level 3 loans are experiencing prolonged and/or severe negative market trends, declines in collateral performance and value, and/ or borrower financial difficulties exist. Borrower may have asked for modification of loan terms. Without additional capital infusion and/or acceptable modification to existing loan terms, default is likely and foreclosure the probable alternative. Impairment loss is possible depending on current fair market value of the collateral. This category includes loans in default and previously impaired restructured loans that underperform despite modified terms and/or for which future loss is probable.

Loans classified as Level 1 through Level 3 are placed on a watch list and monitored monthly, subject to the terms of the loan agreement. Loans that have been identified as Level 3 are evaluated to determine if the loan is impaired. A loan is impaired if it is probable that amounts due according to the contractual terms of the loan agreement will not be collected.

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The following tables set forth mortgage loan credit levels as of December 31, 2023 and 2022 ($ In Millions):

					December 31, 2023
			Level 1		Level 2		Level 3
			Minimal Credit		Moderate Credit		Significant Credit
	No Credit Concern		Concern		Concern		Concern		Total
	Carrying	Weighted Average	Carrying	Weighted Average	Carrying	Weighted Average	Carrying	Weighted Average	Carrying	Weighted Average
Type	Amount	DCR	Amount	DCR	Amount	DCR	Amount	DCR	Amount	DCR
Agricultural	$969	1.50							$969	1.50
Apartment	4,955	1.58							4,955	1.58
Golf course	10	2.21	$3	0.73					13	1.84
Industrial	878	2.47							878	2.47
Lodging	973	3.19	177	1.27					1,150	2.89
Mobile home park	238	3.02							238	3.02
Office	3,465	2.02			$60	1.62	$333	1.24	3,858	1.94
Residential	39	1.87							39	1.87
Retail	2,686	1.95			225	1.34	373	0.66	3,284	1.76
Construction (1)	3,108		43		113				3,264
Total	$17,321	1.94	$223	1.26	$398	1.40	$706	0.93	$18,648	1.88

					December 31, 2022
			Level 1		Level 2		Level 3
			Minimal Credit		Moderate Credit		Significant Credit
	No Credit Concern		Concern		Concern		Concern		Total
	Carrying	Weighted Average	Carrying	Weighted Average	Carrying	Weighted Average	Carrying	Weighted Average	Carrying	Weighted Average
Type	Amount	DCR	Amount	DCR	Amount	DCR	Amount	DCR	Amount	DCR
Agricultural	$995	2.23							$995	2.23
Apartment	4,969	1.72							4,969	1.72
Golf course	41	3.64	$4	0.80					45	3.37
Industrial	828	2.24							828	2.24
Lodging	1,064	3.19	77	1.60	$160	1.12			1,301	2.85
Mobile home park	239	3.27							239	3.27
Office	4,199	2.08			60	2.98	$72	1.08	4,331	2.07
Residential	41	2.17							41	2.17
Retail	2,335	1.99	225	1.55			512	0.83	3,072	1.76
Construction (1)	3,050		42		115				3,207
Total	$17,761	2.07	$348	1.55	$335	1.63	$584	0.86	$19,028	2.01

(1)	Performance and credit quality does not consider DCRs for Construction loans. These loans are reviewed based on LTV, loan payment performance, and the construction progress and related costs for the underlying collateral project.

DEBT RESTRUCTURING

As of December 31, 2023 and 2022, the Company had investments in restructured loans and bonds of $333 million and $19 million, respectively. The realized capital losses related to these loans and bonds were zero, zero and $31 million for the years ended December 31, 2023, 2022 and 2021, respectively.

30

During the year ended December 31, 2023, the Company modified two mortgage loans with a total carrying value of $323 million. The Company granted two term extensions on one of the loans with a carrying value of $291 million during the year ended December 31, 2023. The first modification extended the maturity date by five months, and the second modification further extended the maturity date by two months.The loan will mature in 2024. The Company granted a term extension of four months on the other loan with a carrying value of $32 million during the year ended December 31, 2023. This loan is in the process of foreclosure. The modifications qualified as TDRs, and a total impairment loss of $38 million was recorded. There were no TDRs during the years ended December 31, 2022 and 2021.

JOINT VENTURES, PARTNERSHIPS AND LLCS

The Company does not have investments in joint ventures, partnerships and limited liability companies that exceed 10% of admitted assets of the Company as of December 31, 2023 and 2022. For impaired investments in joint ventures, partnerships and limited liability companies, the Company recorded write downs of $20 million, $5 million and $11 million on 11, 4 and 6 investments during the years ended December 31, 2023, 2022 and 2021, respectively, based upon lower estimated future cash flows.

4.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial assets and liabilities that are carried at fair value have been classified, for disclosure purposes, based on a hierarchy defined by SSAP No. 100R, Fair Value. The determination of fair value requires the use of observable market data when available. The hierarchy consists of the following three levels that are prioritized based on observable and unobservable inputs.

Level 1	Unadjusted quoted prices for identical instruments in active markets. Level 1 financial instruments include securities that are traded in an active exchange market.

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in inactive markets, and model-derived valuations for which all significant inputs are observable market data.

Level 3	Valuations derived from valuation techniques in which one or more significant inputs are not market observable.

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The following tables present, by fair value hierarchy level, the Company's financial instruments that are carried at fair value or net asset value (NAV) as of December 31, 2023 and 2022:

	Level 1	Level 2	Level 3	NAV	Total
December 31, 2023:			(In Millions)
Assets:
Bonds:
Issuer obligations			$7		$7
Preferred stocks:
Industrial and miscellaneous			1		1
Common stocks:
Industrial and miscellaneous	$51		65		116
Affiliates (1)	26				26
Total common stocks	77	—	65	—	142

Derivatives:
Foreign currency and interest rate swaps		$336			336
Equity derivatives	36		2,093		2,129
Total derivatives	36	336	2,093	—	2,465
Other invested assets			169		169
Separate account assets (2)	58,754			$1,193	59,947
Total	$58,867	$336	$2,335	$1,193	$62,731

Liabilities:
Derivatives:
Foreign currency and interest rate swaps		$857			$857
Equity derivatives			$17		17
Total	$—	$857	$17	$—	$874

32

	Level 1	Level 2	Level 3	NAV	Total
December 31, 2022:			(In Millions)
Assets:
Bonds:
Issuer obligations			$14		$14
LBASS			4		4
Total bonds	—	—	18	—	18
Preferred stocks:
Industrial and miscellaneous			4		4
Common stocks:
Industrial and miscellaneous			65		65
Affiliates (1)	$130				130
Total common stocks	130	—	65	—	195

Derivatives:
Foreign currency and interest rate swaps		$459			459
Equity derivatives	52		880		932
Total derivatives	52	459	880	—	1,391
Other invested assets			116		116
Separate account assets (2)	53,895			$849	54,744
Total	$54,077	$459	$1,083	$849	$56,468

Liabilities:
Derivatives:
Foreign currency and interest rate swaps		$452			$452
Equity derivatives			$3		3
Total	$—	$452	$3	$—	$455

(1) Consists of mutual funds managed by affiliated entities.

(2) Consists of separate account assets that are primarily invested in mutual funds and hedge funds. Investment performance related to separate account assets is offset by corresponding amounts credited to contract holders whose liability is recorded in the separate account liabilities. Separate account liabilities are measured to equal the fair value of separate account assets.

FAIR VALUE MEASUREMENT

The following describes the valuation methodologies used by the Company to measure various types of financial instruments at fair value.

BONDS, PREFERRED STOCKS, COMMON STOCKS AND OTHER INVESTED ASSETS

The fair values of bonds, residual tranches (reported in Other Invested Assets), preferred stocks and common stocks are determined by management after considering external pricing sources and internal valuation techniques. For securities with sufficient trading volume, prices are obtained from third-party pricing services. For securities that are traded infrequently, fair values are determined after evaluating prices obtained from third-party pricing services and independent brokers or are valued internally using various valuation techniques.

33

The Company's management analyzes and evaluates prices received from independent third parties and determines whether they are reasonable estimates of fair value. Management's analysis may include, but is not limited to, review of third-party pricing methodologies and inputs, analysis of recent trades, comparison to prices received from other third parties and development of internal models utilizing observable market data of comparable securities. The Company assesses the reasonableness of valuations received from independent brokers by considering current market dynamics and current pricing for similar securities.

For prices received from independent pricing services, the Company applies a formal process to challenge any prices received that are not considered representative of fair value. If prices received from independent pricing services are not considered reflective of market activity or representative of fair value, independent non-binding broker quotations are obtained or an internally developed valuation is prepared. Upon evaluation, the Company determines which source represents the best estimate of fair value. Overrides of third-party prices to internally developed valuations of fair value did not produce material differences in the fair values for the majority of the portfolio; accordingly, overrides were not material. In the absence of such market observable activity, management’s best estimate is used.

Fair values determined by internally derived valuation tools use market-observable data if available. Generally, this includes using an actively traded comparable security as a benchmark for pricing. These internal valuation methods primarily represent discounted cash flow models that incorporate significant assumptive inputs such as spreads, discount rates, default rates, severity and prepayment speeds. These inputs are analyzed by the Company’s portfolio managers and analysts, investment accountants and risk managers. Internally developed estimates may also use unobservable data, which reflect the Company’s own assumptions about the inputs market participants would use.

Most securities priced by a major independent third-party service have been classified as Level 2, as management has verified that the significant inputs used in determining their fair values are market observable and appropriate. Externally priced securities for which fair value measurement inputs are not sufficiently transparent, such as securities valued based on broker quotations, have been classified as Level 3. Internally valued securities, including adjusted prices received from independent third parties, where significant management assumptions have been utilized in determining fair value, have been classified as Level 3. Securities categorized as Level 1 consist primarily of investments in mutual funds.

The Company applies controls over the valuation process. Prices are reviewed and approved by the Company’s professional credit analysts that have industry expertise and considerable knowledge of the issuers. Management performs validation checks to determine the completeness and reasonableness of the pricing information, which include, but are not limited to, changes from identified pricing sources, significant or unusual price fluctuations above predetermined tolerance levels from the prior period, and back-testing of fair values against prices of actual trades. A group comprised of the Company’s investment accountants, portfolio managers and analysts and risk managers meet to discuss any unusual items above the tolerance levels that may have been identified in the pricing review process. These items are investigated, further analysis is performed and resolutions are appropriately documented.

DERIVATIVE INSTRUMENTS

Derivative instruments are reported at fair value using pricing valuation models which utilize market data inputs or independent broker quotations or exchange prices for exchange-traded futures. The Company calculates the fair value of derivatives using market standard valuation methodologies for foreign currency, interest rate swaps, equity options and equity total return swaps. The derivatives are valued using mid-market inputs that are predominantly observable in the market. Inputs include, but are not limited to, interest swap rates, foreign currency forward and spot rates, credit spreads and correlations, interest volatility, equity volatility and equity index levels. The Company accounts for certain derivatives that are designated as cash flow hedges in the same manner as the hedged liability, which are determined using pricing models with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. On a monthly basis, the Company performs an analysis of derivative valuations, which includes both quantitative and qualitative analyses. Examples of procedures performed include, but are not limited to, review of pricing statistics and trends, analysis of the impacts of changes in the market environment and review of changes in the market value for each derivative by both risk managers and investment accountants. Internally calculated fair values are reviewed and compared to external broker fair values for reasonableness.

Derivative instruments classified as Level 1 are exchange-traded. Derivative instruments classified as Level 2 primarily include foreign currency and interest rate swaps. The derivative valuations are determined using pricing models with inputs that are observable in the market or can be derived principally from or corroborated by observable market data, primarily interest swap rates, interest rate volatility and foreign currency forward and spot rates.

34

Derivative instruments classified as Level 3 include complex derivatives, such as equity options and total return swaps. These derivatives are valued using pricing models which utilize both observable and unobservable inputs, primarily interest rate volatility, equity volatility, equity index levels and, to a lesser extent, broker quotations. A derivative instrument containing Level 2 inputs would be classified as a Level 3 financial instrument in its entirety if it has at least one significant Level 3 input.

SEPARATE ACCOUNT ASSETS

The fair value of separate account assets is based on the fair value or NAV of the underlying assets. Separate account assets held at fair value primarily consist of investments in mutual funds and hedge funds.

Level 1 separate account assets include mutual funds that are valued based on reported net asset values provided by fund managers daily and can be redeemed without restriction. Management performs validation checks to determine the reasonableness of the pricing information, which include, but are not limited to, price fluctuations above predetermined thresholds from the prior day and validation against similar funds or indices. Variances are investigated, further analysis is performed and resolutions are appropriately documented.

The fair value of assets in the Separate Accounts in Level 2 consists of bonds based on the valuation methods described above in Bonds, Preferred Stocks, Common Stocks and Other Invested Assets. The fair value of assets in the Separate Accounts in Level 3 consist of bonds based on valuation methods described in Bonds, Preferred Stocks, Common Stocks and Other Invested Assets and mortgage loans based on the valuation method described below.

Investments Measured Using the NAV Practical Expedient

Separate account assets include hedge funds where the fair value is based on the net asset value obtained from the fund managers. Investment strategies related to separate account hedge funds include multi-strategy primarily invested in U.S. and international equity, fixed income, long/short equity, loans, precious metals, real estate, derivatives, privately held companies and private partnerships. The redemption frequency can be daily, monthly, quarterly, semi-annually and annually. The remaining lockup period ranges from zero to 39 months as of December 31, 2023. There are no unfunded commitments of investments measured using the NAV practical expedient as of December 31, 2023.

35

LEVEL 3 RECONCILIATION

The tables below present a reconciliation of the beginning and ending balances of the Level 3 financial instruments that are carried at fair value using significant unobservable inputs:

						Total Gains or (Losses)
	January 1,	Transfers Into		Transfers Out		Included in	Included in				December 31,
	2023	Level 3 (1)		of Level 3 (1)		Net Income	Surplus	Purchases	Sales	Settlements	2023

	(In Millions)
Bonds
Issuer
Obligations	$14	$17	(2)	($19)	(3)		($1)			($4)	$7
LBASS	4			(4)	(2)
Preferred stocks
Industrial and
Misc	4						(3)				1
Common stocks
Industrial and
Misc	65					5		56	($59)	(2)	65
Money Market
Funds		7	(2)	($8)	(4)	1
Derivatives, net	877					727	249	1,154		(931)	2,076
Other invested
assets	116					(14)	20	168	(117)	(4)	169
Total	$1,080	$24		($31)		$719	$265	$1,378	($176)	($941)	$2,318

						Total Gains or (Losses)
	January 1,	Transfers Into		Transfers Out		Included in	Included in				December 31,
	2022	Level 3 (1)		of Level 3 (1)		Net Loss	Surplus	Purchases	Sales	Settlements	2022

	(In Millions)
Bonds
Issuer
Obligations		$25	(2)			($13)	$3			($1)	$14
LBASS	$103	40	(2)	($116)	(5)	(11)	(16)	$7		(3)	4
Preferred stocks	1						(2)	5			4
Common stocks	22					5		154	($116)		65
Derivatives, net	1,906					(672)	(333)	561		(585)	877
Other invested
assets		116	(5)								116
Total	$2,032	$181		($116)		($691)	($348)	$727	($116)	($589)	$1,080

(1) Transfers in and/or out are recognized at the end of each quarter.

(2) Transferred into/out of Level 3 due to carrying value adjustments down to fair value and reclassifications to Issuer Obligations.

(3) Transferred out of Level 3 due to changes in fair value.

(4) Transferred out of Level 3 due to changes in classification.

(5) Transferred into/out of Level 3 due to reclassification from LBASS to Other Invested Assets.

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The book/adjusted carrying values and fair values of the Company's financial instruments are presented in the following table:

	December 31, 2023
		Book/					Not
		Adjusted					Practicable
	Fair	Carrying					(Carrying
	Value	Value	Level 1	Level 2	Level 3	NAV	Value)
	(In Millions)
Assets:
Bonds	$71,551	$76,921		$64,220	$7,331
Preferred stocks	1	1			1
Common stocks (1)	143	142	$77		66
Mortgage loans	16,238	18,648			16,238
Cash, cash equivalents and short-term investments	3,018	3,018	2,941	22	55
Contract loans	8,187	8,187			8,187
Derivatives, net	1,149	1,612	36	(962)	2,075
Securities lending reinvested collateral assets	3,096	3,096		3,096
Other invested assets (1)	1,523	1,563		1,323	200
Separate account assets	65,143	65,576	58,753	4,386	811	$1,193
Liabilities:
Liability for deposit-type contracts (2)	21,669	21,914		15,964	5,705
Separate account liability for deposit-type contracts	6	6			6

	December 31, 2022
		Book/					Not
		Adjusted					Practicable
	Fair	Carrying					(Carrying
	Value	Value	Level 1	Level 2	Level 3	NAV	Value)
	(In Millions)
Assets:
Bonds	$65,965	$73,845		$61,162	$4,803
Preferred stocks	4	4			4
Common stocks (1)	195	195	$130		65
Mortgage loans	16,705	19,028			16,705
Cash, cash equivalents and short-term investments	888	888	855	19	14
Contract loans	7,597	7,597			7,597
Derivatives, net	(166)	215	52	(1,095)	877
Securities lending reinvested collateral assets	2,828	2,828		2,828
Other invested assets (1)	1,643	1,692		1,496	147
Separate account assets	58,012	58,636	53,895	2,756	512	$849
Liabilities:
Liability for deposit-type contracts (2)	17,856	18,503		13,138	4,718
Separate account liability for deposit-type contracts	5	5			5

(1) Excludes investments accounted for under the equity method.

(2) Excludes deposit liabilities with no defined or contractual maturities.

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The tables above exclude the following financial instruments: investment income due and accrued, derivatives collateral receivable and payable and payable for securities lending. The fair value of these financial instruments, which are primarily classified as Level 2, approximates carrying value as they are short-term in nature such that there is minimal risk of material changes in fair value due to changes in interest rates or counterparty credit.

FAIR VALUE MEASUREMENT

The following methods and assumptions were used to estimate the fair value of these financial instruments as of December 31, 2023 and 2022:

MORTGAGE LOANS

The fair value of the mortgage loan portfolio is determined by discounting the estimated future cash flows, using current rates that are applicable to similar credit quality, property type and average maturity of the composite portfolio.

CASH, CASH EQUIVALENTS, AND SHORT-TERM INVESTMENTS (INCLUDING SECURITIES LENDING REINVESTED COLLATERAL ASSETS)

For cash and cash equivalents with maturities of three months or less from date of purchase, their fair values approximate their book/adjusted carrying values due to their short maturities. For short-term investments with maturities of one year or less from date of purchase, excluding cash equivalents and money market mutual funds, their fair values are determined using similar valuation techniques as described above for bonds. Cash equivalents that are money market mutual funds have fair values that approximate their book/adjusted carrying values due to the short maturities of the underlying investments of the funds. Securities lending reinvested collateral assets that are primarily reverse purchase agreements have fair values that approximate their book/adjusted carrying values due to their short maturities.

CONTRACT LOANS

Contract loans are not separable from their associated insurance contract and bear no credit risk since they do not exceed the contract's cash surrender value, making these assets fully secured by the cash surrender value of the contracts. Therefore, the carrying amount of the contract loans is a reasonable approximation of fair value.

OTHER INVESTED ASSETS

Other invested assets consist primarily of surplus note investments held from other insurance providers and WCFIs that are NAIC rated 1 or 2. The fair values of the surplus note investments are priced by an independent pricing service as described for bonds above. The WCFIs are held at accreted book value which approximates fair value due to the short-term nature of the investment.

LIABILITY FOR DEPOSIT-TYPE CONTRACTS

The primary methods used to determine the fair value of liability for deposit-type contracts are: discounted cash flow methodologies using significant unobservable inputs, discounted cash flow methodologies using current market risk-free interest rates and adding a spread to reflect nonperformance risk and the use of observable inputs, such as quoted prices for identical or similar instruments from third-party pricing services. The fair value of deposit-type contracts issued at floating rates or that are short-term in nature approximate their carrying value.

SEPARATE ACCOUNT LIABILITY FOR DEPOSIT-TYPE CONTRACTS

The statement value of separate account liability for deposit-type contracts is reported under separate account liabilities and is a reasonable estimate of their fair value because the contractual interest rates are variable and based on current market rates.

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5.	DERIVATIVE INSTRUMENTS

The Company primarily utilizes derivative instruments to manage its exposure to interest rate risk, foreign currency risk and equity risk, collectively “market risk”, and credit risk. Derivative instruments are also used to manage the duration mismatch of general account assets and liabilities. Derivatives may be exchange-traded or contracted in the over-the-counter (OTC) market. The Company’s OTC derivatives are primarily bilateral contracts between two counterparties. Certain of the Company’s OTC derivatives are cleared and settled through central clearing counterparties. The Company utilizes a variety of derivative instruments including swaps, exchange-traded futures and options.

Market risk is the possibility that future changes in market conditions may make the derivative financial instrument less valuable. Credit risk is defined as the possibility that a loss may occur from the failure of another party to perform in accordance with the terms of the contract, which exceeds the value of existing collateral, if any. The Company mitigates these risks through established market and credit risk limits.

The following table summarizes the notional amount, net carrying value, and fair value of the Company's derivative instruments by derivative type. Cash collateral received from or pledged to counterparties is not included in the amounts below.

	Notional Amount	Net Carrying Value	Fair Value
	(In Millions)
December 31, 2023:
Equity call options	$26,853	$2,077	$2,077
Foreign currency swaps	8,807	197	136
Interest rate swaps	9,294	(696)	(1,098)
Equity total return swaps	160	(2)	(2)
Equity futures	3,129	36	36
Total	$48,243	$1,612	$1,149

December 31, 2022:
Equity call options	$24,922	$877	$877
Foreign currency swaps	6,290	151	151
Interest rate swaps	11,018	(865)	(1,246)
Equity total return swaps	136
Equity futures	3,657	52	52
Total	$46,023	$215	($166)

Notional amount represents a standard of measurement of the volume of derivatives. Notional amount is not a quantification of market risk or credit risk and is not recorded in the statements of admitted assets, liabilities and capital and surplus - statutory basis. Notional amounts generally represent those amounts used to calculate contractual cash flows to be exchanged and are not paid or received, except for certain contracts such as foreign currency swaps.

COLLATERAL

For OTC and OTC-cleared derivatives, the Company pledges and receives cash and asset collateral. Cash collateral received from counterparties was $1.5 billion and $185 million as of December 31, 2023 and 2022, respectively. Cash collateral pledged to counterparties was $344 million and $682 million as of December 31, 2023 and 2022, respectively.

As of December 31, 2023 and 2022, the Company had also accepted collateral, consisting of various securities, with a fair value of $44 million and zero, respectively, which are held in separate custodial accounts. As of December 31, 2023 and 2022, none of this collateral had been repledged.

39

The Company is required to pledge initial margin for all futures contracts. The amount of required margin is determined by the exchange on which it is traded. The Company pledged cash and assets to satisfy this collateral requirement. Cash pledged for initial margin was $36 million and $52 million as of December 31, 2023 and 2022, respectively. Assets pledged to satisfy this requirement for initial margin had a fair value of $118 million and $187 million as of December 31, 2023 and 2022, respectively.

As of December 31, 2023 and 2022, the Company provided collateral in the form of various securities with a carrying value of $1.0 billion and $1.4 billion, respectively, which are included in bonds. The counterparties are permitted by contract to sell or repledge this collateral.

DERIVATIVES DESIGNATED AS FAIR VALUE HEDGES

The Company offers life insurance products with indexed account options. The interest credited on the indexed accounts is a function of the underlying domestic and/or international equity index, subject to various caps, thresholds and participation rates.

The Company utilizes equity call options to hedge the credit paid to the policyholder on the underlying index for its life insurance products with indexed account options. These equity call options are contracts to buy the index at a predetermined time at a contracted price. The contracts will be net settled in cash based on differentials in the index at the time of exercise and the strike price subject to a cap, net of option premiums. These equity call options are designated as a fair value hedge under statutory accounting principles with changes in fair value recorded in net realized capital gains (losses) less tax.

The Company utilizes foreign currency interest rate swap agreements to convert floating foreign denominated liabilities to floating U.S. dollar liabilities. A foreign currency interest rate swap involves the exchange of an initial principal amount in two currencies, and the agreement to re-exchange the currencies at a future date, at an agreed-upon exchange rate. There are also periodic exchanges of interest payments in the two currencies at specified intervals, calculated using agreed-upon interest rates, exchange rates and the exchanged principal amounts. The Company enters into these agreements primarily to manage the currency risk associated with investments and liabilities that are denominated in foreign currencies.

For the years ended December 31, 2023, 2022 and 2021, $841 million, $728 million and $554 million, respectively, of option premium expense recorded in net investment income for equity options hedging indexed life insurance products was excluded from the assessment of hedge effectiveness. For all other hedging relationships, no component of the hedging instrument’s fair value was excluded from the assessment of hedge effectiveness.

For the years ended December 31, 2023, 2022 and 2021, the Company recorded $30 million, $36 million and $15 million, respectively, in unrealized capital gain resulting from derivatives that no longer qualified for hedge accounting.

DERIVATIVES DESIGNATED AS CASH FLOW HEDGES

The Company utilizes foreign currency interest rate swap agreements to convert fixed or floating foreign denominated liabilities to U.S. dollar fixed liabilities.

The Company also utilizes interest rate swaps to hedge against reinvestment risk embedded in products with long durations. An interest rate swap agreement involves the exchange, at specified intervals, of interest payments resulting from the difference between fixed rate and floating rate interest amounts calculated by reference to an underlying notional amount. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party.

The maximum length of time over which the Company is hedging its exposure to the variability in future cash flows for forecasted transactions is 39 years. The Company may discontinue cash flow hedge accounting because it is no longer probable that the forecasted transaction will occur by the end of the originally specified time period or within two months of the anticipated date. The Company did not have cash flow hedges that have been discontinued.

DERIVATIVES NOT DESIGNATED AS HEDGING INSTRUMENTS

The Company offers a rider on certain variable annuity contracts that guarantees net principal over specified periods, as well as riders on certain variable annuity contracts that guarantee a minimum withdrawal benefit over specified periods, subject to certain restrictions.

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The Company utilizes total return swaps, exchange-traded futures and equity put options based upon domestic and international equity market indices to economically hedge the equity risk of the guarantees in its variable annuity products. Total return swaps are swaps whereby the Company agrees to exchange the difference between the economic risk and reward of an equity index and a floating rate of interest, calculated by reference to an agreed upon notional amount. Cash is paid and received over the life of the contract based on the terms of the swap. In exchange-traded futures transactions, the Company agrees to purchase or sell a specified number of contracts, the values of which are determined by the underlying equity indices, and to post variation margin on a daily basis in an amount equal to the change in the daily fair value of those contracts. The equity put options involve the exchange of an upfront payment for the return, at the end of the option agreement, of the equity index below a specified strike price. The Company also utilizes interest rate swaps to manage interest rate risk in the variable annuity products.

The Company offers fixed indexed annuity products where interest is credited to the policyholder’s account balance based on domestic and/or international equity index changes, subject to various caps or participation rates. The Company utilizes total return swaps, exchange-traded equity futures and equity call options based upon market indices to economically hedge the interest credited to the policyholder based upon the underlying equity index. These equity call option contracts involve the exchange of an upfront premium payment for the return, at the end of the option agreement, of the differentials in the index at the time of exercise and the strike price subject to a cap.

Interest rate swaps are used by the Company to reduce market risk from changes in interest rates and other interest rate exposure arising from duration mismatches between assets and liabilities.

Foreign currency interest rate swap agreements are used to convert foreign-denominated assets or liabilities to U.S. dollar assets or liabilities.

The average and ending fair value of derivatives not designated as hedging instruments are as follows:

	Average Fair Value		Ending Fair Value
	Years Ended December 31,		as of December 31,
	2023	2022	2023		2022
			Asset	Liability	Asset	Liability
			(In Millions)
Equity call options	$236	$184	$349		$103
Equity total return swaps	(2)	1		$2
Equity futures	44	79	36		52
Foreign currency swaps	232	210	297	121	271	$18
Interest rate swaps	(137)	(228)	29	150	39	181
Equity put options	1
Total	$374	$246	$711	$273	$465	$199

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The following table summarizes the surplus and net realized capital gains (losses) impact on derivative instruments not designated as hedging instruments:

	Years Ended December 31,			Years Ended December 31,
	2023	2022	2021	2023	2022	2021
	Surplus			Net Realized Capital Gains (Losses)

	(In Millions)
Equity total return swaps	($2)	$2	($2)
Equity futures	(163)	104	15	($201)	$233	($416)
Foreign currency swaps	(80)	94	25		128	69
Interest rate swaps	(1)	3	(165)	(8)	(1,100)
Equity call options	250	(336)	(36)	164	132	769
Equity put options			(1)
Total	$4	($133)	($164)	($45)	($607)	$422

For the years ended December 31, 2023, 2022 and 2021, net losses from periodic net settlements and amortization recorded in net investment income were $271 million, $188 million and $176 million, respectively.

For equity call options with deferred financing premiums which are paid at the end of the derivative contract, summarized in the tables below are the undiscounted future settled premium commitments, equity call option fair value and equity call option fair value excluding impact of discounted future settled premiums (In Millions):

Years Ending December 31:	Premium Payments Due (1)
2024	$282
2025	50
2026	49
2027	123
Thereafter	26
Total undiscounted future settled premium commitments	$530

(1) Premium payments are expected to be made monthly, based upon current maturity date of derivative contracts.

	Years Ended December 31,
	2023	2022
	(In Millions)
Undiscounted future premium commitments	$530	$1,067
Equity call option fair value	697	774
Equity call option fair value excluding impact of discounted future settled premiums	697	774

DERIVATIVES DESIGNATED AS HEDGING UNDER SSAP NO. 108

The hedged obligation consists of a portion of the Company's guaranteed benefits on variable annuity contracts, including related minimum benefit guarantees that is sensitive to interest rate movement. Changes in interest rates impact the present value of future product cash flows (discount rate), as well as the value of the investments comprising the account value to be assessed against the guarantee. The hedged portion of the block is determined on a monthly basis based on the percentage of the economic liability being hedged.

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Interest rate risk may be hedged by a duration matched portfolio of interest sensitive derivatives, such as treasury futures, interest rate swaps, interest rate swaptions or treasury caps/floors. The Company entered into this hedging relationship effective January 1, 2022 and no changes have been made to the hedging strategy since inception. Hedge effectiveness is measured in accordance with the requirements outlined under SSAP No. 108 on a quarterly basis, both prospectively and retrospectively, and remains highly effective as of December 31, 2023.

The following table summarizes the scheduled amortization for the recognition of gains/losses and deferred assets and liabilities (In Millions):

Amortization Year	Deferred Assets	Deferred Liabilities
2024	$27
2025	27
2026	27
2027	27
2028 and thereafter	106
Total	$214	$—

The following table presents the rollforward of future amortization and total deferred balance (In Millions):

	December 31,
	2023	2022
Prior year total deferred balance	$328
Current year amortization	(38)	($19)
Current year deferred recognition	(76)	347
Ending deferred balance	$214	$328

The following table presents the open derivative removed from SSAP No. 108 and captured in scope of SSAP No. 86 (In Millions):

	December 31,
	2023	2022
Total derivative fair value change	$7	($26)
Change in fair value reflected as a deferred asset/liability under SSAP No. 108	(4)	24
Unrealized gain/loss recognized for derivative under SSAP No. 86	$3	($2)

The following table presents the open derivative removed from SSAP No. 86 and captured in scope of SSAP No. 108 (In Millions):

	December 31,
	2023	2022
Total derivative fair value change	$6	($271)
Unrealized gain/loss recognized prior to reclassification to SSAP No. 108		43
Fair value changes available for applicants under SSAP No. 108	$6	($228)

The Company did not have any hedging strategies no longer identified as highly effective previously captured within the scope of SSAP No. 108. The Company did not elect to terminate the hedging strategy and/or discontinue the special accounting provisions permitted within SSAP No. 108.

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DERIVATIVE CREDIT EXPOSURE

The Company is exposed to credit-related losses in the event of nonperformance by derivative counterparties to OTC derivatives. The Company manages its credit risk by dealing with creditworthy counterparties, establishing risk-control limits, executing legally enforceable master netting agreements, and obtaining collateral where appropriate. In addition, the Company evaluates the financial stability of each counterparty before entering into each agreement and throughout the period that the financial instrument is owned.

The Company’s OTC-cleared derivatives are effected through central clearing counterparties and its exchange-traded derivatives are effected through regulated exchanges. Such positions are marked to market and margined on a daily basis (both initial margin and variation margin), and the Company has minimal exposure to credit-related losses in the event of nonperformance by counterparties to such derivatives.

For OTC derivative transactions, the Company enters into legally enforceable master netting agreements which provide for the netting of payments and receipts with a single counterparty. The net position with each counterparty is calculated as the aggregate fair value of all derivative instruments with each counterparty, net of income or expense accruals and collateral paid or received. These master netting agreements include collateral arrangements with derivative counterparties, which require positions be marked to market and margined on a daily basis by the daily settlement of variation margin. The Company has minimal counterparty exposure to credit-related losses in the event of nonperformance by these counterparties.

The OTC agreements may include a termination event clause associated with financial strength ratings assigned by certain independent rating agencies. If these financial strength ratings were to fall below a specified level, as defined within each counterparty master agreement, or if one of the rating agencies were to cease to provide a financial strength rating, the counterparty could terminate the master agreement with payment due based on the net fair value of the underlying derivatives. As of December 31, 2023 and 2022, the Company’s financial strength ratings were above the specified level.

The Company’s credit exposure is measured on a counterparty basis as the net positive fair value of all derivative positions with the counterparty, net of income or expense accruals and collateral received. All of the net credit exposure for the Company from derivative contracts is with investment-grade counterparties. The Company has not incurred any losses on derivative financial instruments due to counterparty nonperformance for the years ended December 31, 2023, 2022 and 2021. The Company does not expect any counterparties to fail to meet their obligations given their investment-grade ratings.

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6.	INCOME TAXES

The components of net admitted deferred tax assets are as follows:

	December 31, 2023			December 31, 2022
	Ordinary	Capital	Total	Ordinary	Capital	Total
		(In Millions)			(In Millions)
Gross deferred tax assets	$1,676	$81	$1,757	$1,118	$106	$1,224
Statutory valuation allowance adjustment
Adjusted gross deferred tax assets	1,676	81	1,757	1,118	106	1,224
Deferred tax assets nonadmitted	337		337	435		435
Net admitted deferred tax asset	1,339	81	1,420	683	106	789
Deferred tax liabilities	125	549	674	132	$323	455
Net admitted deferred tax asset (net deferred tax liability)	$1,214	($468)	$746	$551	($217)	$334
				Change during 2023
				Ordinary	Capital	Total
					(In Millions)
Gross deferred tax assets				$558	($25)	$533
Statutory valuation allowance adjustment
Adjusted gross deferred tax assets				558	(25)	533
Deferred tax assets nonadmitted				(98)		(98)
Net admitted deferred tax asset				656	(25)	631
Deferred tax liabilities				(7)	226	219
Net admitted deferred tax asset (net deferred tax liability)				$663	($251)	$412

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The admission calculation components of SSAP No. 101, Income Taxes, are as follows:

	December 31, 2023			December 31, 2022
	Ordinary	Capital	Total	Ordinary	Capital	Total
	(In Millions)			(In Millions)
Federal income taxes paid in prior years recoverable through loss carrybacks
Adjusted gross deferred tax assets expected to be realized after application of the threshold limitation	$746		$746	$334		$334
Adjusted gross deferred tax assets expected to be realized following the balance sheet date	746		746	334		334
Adjusted gross deferred tax assets allowed per limitation threshold			1,656			1,703
Adjusted gross deferred tax assets offset by gross deferred tax liabilities	125	$549	674	132	$323	455
Deferred tax assets admitted as the result of application of SSAP No. 101	$871	$549	$1,420	$466	$323	$789

	Change during 2023
	Ordinary	Capital	Total
	(In Millions)

Federal income taxes paid in prior years recoverable through loss carrybacks	$—		$—
Adjusted gross deferred tax assets expected to be realized after application of the threshold limitation	412		412
Adjusted gross deferred tax assets expected to be realized following the balance sheet date	412		412
Adjusted gross deferred tax assets allowed per limitation threshold			(47)
Adjusted gross deferred tax assets offset by gross deferred tax liabilities	(7)	$226	219
Deferred tax assets admitted as the result of application of SSAP No. 101	$405	$226	$631

The ratio percentage and adjusted capital and surplus used to determine recovery period and threshold limitation are as follows ($ In Millions):

	December 31,
	2023	2022
Ratio percentage used to determine recovery period and threshold limitation amount	1,017%	973%
Amount of adjusted capital and surplus used to determine recovery period and threshold limitation	$11,037	$11,357

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The impacts of tax planning strategies as of December 31, 2023 and 2022 are as follows ($ In Millions):

	December 31, 2023
	Ordinary	Capital
Adjusted gross deferred tax assets	$1,676	$81
Percent of total adjusted gross deferred tax assets	0%	0%
Net admitted adjusted gross deferred tax assets	$1,339	$81
Percent of total net admitted adjusted gross deferred tax assets	0%	0%
	December 31, 2022
	Ordinary	Capital
Adjusted gross deferred tax assets	$1,118	$106
Percent of total adjusted gross deferred tax assets	0%	0%
Net admitted adjusted gross deferred tax assets	$683	$106
Percent of total net admitted adjusted gross deferred tax assets	0%	0%

The Company's tax planning strategies do not include the use of reinsurance as of December 31, 2023 and 2022.

Federal income taxes are as follows:

	Years Ended December 31,			Change	Change
	2023	2022	2021	2023-2022	2022-2021
	(In Millions)
Federal income tax expense (benefit)	($26)	$9	$210	($35)	($201)
Federal income taxes on net capital gains (loss)	57	22	(7)	35	29
Other	5			5	—
Federal income tax expense (benefit)	$36	$31	$203	$5	($172)

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The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows.

	December 31,
Deferred tax assets:	2023	2022	Change
Ordinary:	(In Millions)
Policyholder reserves	$753	$486	$267
Deferred acquisition costs	549	501	48
Tax credit carryforward	255	34	221
Compensation and benefits accrual	74	72	2
Fixed assets	32	11	21
Policyholder dividend accruals	2	2
Other	11	12	(1)
Total	1,676	1,118	558
Statutory valuation allowance adjustment
Nonadmitted	337	435	(98)
Admitted ordinary deferred tax assets	1,339	683	656
Capital:
Investments	81	106	(25)
Admitted capital deferred tax assets	81	106	(25)

Admitted deferred tax assets	1,420	789	631
Deferred tax liabilities:
Ordinary:
Investments	118	126	(8)
Fixed assets			—
Other	7	6	1
Total deferred tax liabilities	125	132	(7)
Capital:
Investments	549	323	226
Total	549	323	226
Deferred tax liabilities	674	455	219
Net admitted deferred tax assets	$746	$334	$412

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The change in net deferred income taxes, exclusive of the nonadmitted assets, is as follows:

	December 31,
	2023	2022	Change
	(In Millions)
Total deferred tax assets	$1,756	$1,224	$532
Total deferred tax liabilities	674	455	219
Net deferred tax asset	$1,082	$769	313
Tax effect of unrealized activities			2
Change in net deferred income tax			315
Solar energy tax credits not reflected in change in net deferred income tax			(221)
Change in net operating deferred income tax			$94

Federal income tax expense (benefit) is different from that which would be obtained by applying the statutory Federal income tax rate of 21% to income before income taxes. The significant items causing these differences are as follows:

	Years Ended December 31,
	2023	2022	2021
		(In Millions)
Provision computed at statutory rate	$1	$11	$225
Tax impact from affiliates	(3)	19	41
Benefit of NOL carryback under CARES Act			(18)
Tax impact from surplus activities	(20)	(13)
Foreign tax reclaims	5
Prior year tax adjustments	(8)
Tax credits	(18)	(17)	(21)
Taxes allocated under tax sharing agreement	(19)	(23)	(24)
Dividend received deduction	(26)	(31)	(33)
Tax impact from derivative gains (losses) from surplus	46	(112)	(43)
Other	(16)	(7)	(12)
Total statutory income tax	($58)	($173)	$115
Federal income tax expense (benefit)	$36	$31	$203
Change in net deferred income taxes	(94)	(204)	(88)
Total statutory income tax	($58)	($173)	$115

49

The Company has no low income housing and foreign tax credit carryforwards. The Company has a $255 million solar tax credit that originated in 2023 and will expire in 2043. The Company had no Alternative Minimum Tax credit carryforward. The Company had no adjustments of deferred tax assets (DTAs) and deferred tax liabilities (DTLs) for enacted changes in tax laws or a change in tax status. The Company had no adjustments to gross DTAs because of a change in circumstances that causes a change in judgment about the realizability of the related DTAs. The Company had no deposits under Section 6603 of the Internal Revenue Code.

The following are estimated Federal income taxes in the current and prior years that will be available for recoupment in the event of future net losses (In Millions):

	Ordinary	Capital
2023 estimated
2022		$29
2021		79

The Company had no federal or foreign income tax loss contingencies for which it is reasonably possible that the total liability will significantly increase within 12 months from December 31, 2023.

The Company's policy is to recognize interest expense and penalties related to tax contingencies as a component of Federal and foreign income taxes. During the years ended December 31, 2023, 2022 and 2021, the Company paid an immaterial amount of interest and penalties to state tax authorities.

PMHC and its subsidiaries file income tax returns in the U.S. Federal and various state jurisdictions. PMHC is under continuous audit by the Internal Revenue Service (IRS) and is audited periodically by some state taxing authorities. The IRS is currently examining PMHC’s tax returns for the years ended December 31, 2013 through 2018. In Q4 2023, the Company was notified that the exam for tax years ended December 31, 2019, 2020, and 2021 would commence in January 2024. The exam of the Federal tax returns through tax years ended December 31, 2012 has been completed and certain issues are under appeals. The State of California is auditing the tax year ended December 31, 2009 and certain issues are under protest. The Company does not expect the current Federal and California audits to result in any material assessments.

The Inflation Reduction Act enacted on August 16, 2022 is effective January 1, 2023 and imposes a 15% CAMT on corporations with three-year average adjusted financial statement income over $1.0 billion. The CAMT is payable to the extent the CAMT liability exceeds the regular corporate income tax liability; however, any CAMT paid would be available as a credit with indefinite carryover that could reduce future regular tax in excess of CAMT.

Following the guidance of Statutory Accounting Principles Working Group INT 23-03, the Company has determined that it is a nonapplicable reporting entity as the consolidated group of corporations of which the Company is a member does not expect to be subject to the CAMT in 2023. The Company expects to be subject to the CAMT after 2023; however, the Company has not determined if it expects to be liable for the CAMT. Accordingly, the year ended December 31, 2023 financial statements - statutory basis do not include an estimated impact of the CAMT.

7.	BORROWED MONEY

The Company maintains a commercial paper program with available borrowings up to $1.0 billion and $700 million as of December 31, 2023 and December 31, 2022, respectively. There was no commercial paper debt outstanding as of December 31, 2023 and 2022. The Company maintains a $1.0 billion senior revolving credit facility available to both borrowers (the Company and Pacific LifeCorp) up to the full commitment amount with a maturity date of June 2026. This facility serves as a back-up line of credit to the commercial paper program. Interest is at variable rates. This facility had no debt outstanding as of December 31, 2023 and 2022. The revolving credit facility has certain debt covenants and the Company was in compliance with those debt covenants as of December 31, 2023.

The Company maintains a reverse repurchase line of credit with an unaffiliated financial institution. There was no debt outstanding in connection with this line of credit as of December 31, 2023 and 2022.

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The Company is a member of the FHLB of Topeka. The Company is eligible to receive advances from the FHLB based on a percentage of the Company’s statutory general account assets provided it has sufficient available eligible collateral and is in compliance with the FHLB requirements, debt covenant restrictions and insurance laws and regulations. The Company's estimated maximum borrowing capacity (after taking into account required collateralization levels) was $6.0 billion and $3.5 billion as of December 31, 2023 and 2022, respectively. However, asset eligibility determination is subject to the FHLB's discretion and to the availability of qualifying assets at the Company. The Company received advances under short-term debt arrangements to provide for additional liquidity, which were accounted for as borrowed money under SSAP No. 15, Debt and Holding Company Obligations. There was no debt outstanding with the FHLB as of December 31, 2023 and 2022.

Through its membership, the Company has issued funding agreements to the FHLB in exchange for cash advances. The Company uses these funds in an investment spread strategy, consistent with its other investment spread business. As such, the Company applies SSAP No. 52, Deposit-Type Contracts, accounting treatment to these funds, consistent with its other deposit-type contracts. The funding agreement liabilities are included in liability for deposit-type contracts.

The collateral pledged to the FHLB is as follows:

	Fair Value	Carrying Value	Aggregate Total Borrowing	Fair Value	Carrying Value	Aggregate Total Borrowing
	December 31, 2023			December 31, 2022
	(In Millions)
General Account: (1)
Total collateral pledged	$8,193	$9,271	$1,424	$4,747	$5,289	$1,342
Maximum collateral pledged	8,193	9,271	1,424	4,758	5,299	1,556

(1)  In 2023, the Company entered into a Subsidiary Collateral and Security Agreement with PAH to pledge certain affiliate collateral to the FHLB on behalf of the Company.

The amount borrowed from the FHLB as of December 31, 2023 and 2022 is as follows (In Millions):

	General Account	Funding Agreement Reserves Established	General Account	Funding Agreement Reserves Established
	December 31, 2023		December 31, 2022
Debt
Funding agreements	$1,424	$1,429	$1,342	$1,347
Total	$1,424	$1,429	$1,342	$1,347

The maximum borrowing from FHLB during the years ended December 31, 2023 and 2022 is as follows (In Millions):

	General Account
	Years Ended December 31,
	2023	2022
Debt	$540	$887
Funding agreements	1,457	1,386
Total	$1,997	$2,273

The Company's debt borrowings from FHLB are not subject to prepayment obligations. The Company's funding agreements with the FHLB are subject to prepayment obligations.

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The Company is required to purchase stock in FHLB of Topeka each time it receives an advance. As of December 31, 2023 and 2022, the Company held $66 million and $62 million, respectively, of FHLB of Topeka stock, primarily consisting of membership Class B stock, which is recorded in common stock. None of the membership stock is eligible for redemption.

8.	CAPITAL AND SURPLUS

DIVIDEND RESTRICTIONS

The payment of dividends by the Company to Pacific LifeCorp is subject to restrictions set forth in the State of Nebraska insurance laws. These laws require (i) notification to the NE DOI for the declaration and payment of any dividend and (ii) approval by the NE DOI for accumulated dividends within the preceding twelve months that exceed the greater of 10% of statutory policyholder surplus as of the preceding December 31 or statutory net gain from operations for the preceding twelve months ended December 31. Based on these restrictions and 2023 statutory results, the Company could pay up to $746 million in dividends in 2024 to Pacific LifeCorp, without prior approval by the NE DOI, subject to the notification requirement. Within the dividend restrictions, there are no restrictions placed on the portion of Company profits that may be paid as ordinary dividends to stockholders. There are no other restrictions on unassigned surplus.

No dividends were paid during the years ended December 31, 2023 and 2022. During the year ended December 31, 2021, the Company paid an ordinary dividend in the form of cash and bonds to Pacific LifeCorp of $450 million.

UNASSIGNED SURPLUS

The portion of unassigned surplus represented by cumulative unrealized gains, net, as of December 31, 2023 and 2022 was $682 million and $590 million, respectively.

SURPLUS NOTES

The carrying values of surplus notes are shown below:

	December 31,
	2023	2022
	(In Millions)
1993 Surplus Notes		$134
2009 Surplus Notes	$300	300
2013 Surplus Note	406	405
2017 Surplus Notes	749	749
Total surplus notes	$1,455	$1,588

1993 Surplus Notes:

In December 1993, the Company issued Contribution Certificates, also referred to as surplus notes (1993 Surplus Notes) in the principal amount of $150 million for net cash proceeds of approximately $147 million at an interest rate of 7.90% December 2023. Interest was payable semiannually on June 30 and December 30. Prior to the maturity of these surplus notes, total interest and principal paid on a cumulative basis was $352 million and $150 million, respectively, as of December 31, 2023. Interest paid on the 1993 Surplus Notes amounted to $11 million for the years ended December 31, 2023, 2022 and 2021 respectively, and is included in net investment income. Prior to the maturity of these surplus notes, there was zero principal paid during the years ended December 31, 2022 and 2021. In December 2023, with the approval of the NE DOI, the Company repaid the full $134 million. The Company had entered into interest rate swaps converting these surplus notes to variable rate notes based upon the London Interbank Offered Rate (LIBOR). During the year ended December 31, 2011, the interest rate swaps were terminated. Deferred gains related to the termination of the interest rate swaps were recorded directly to surplus in other surplus adjustments and were amortized as a reduction of interest expense over the life of the surplus notes using the effective interest method. As of December 31, 2023, all deferred gains were amortized into income. Amortization totaled $5 million for the years ended December 31, 2023, 2022 and 2021.

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The 1993 Surplus Notes were issued pursuant to Rule 144A under the Securities Act of 1933, underwritten by Merrill Lynch & Co., Goldman Sachs & Co., and J.P. Morgan Securities, Inc., and were administered by JPMorgan Chase Bank.

2009 Surplus Notes:

In June 2009, the Company issued $1 billion of surplus notes at a fixed interest rate of 9.25%, maturing in June 2039 (2009 Surplus Notes). Interest is payable semiannually on June 15 and December 15. Total interest and principal paid on a cumulative basis was and $1.1 billion and $700 million, respectively, as of December 31, 2023. Interest paid on the 2009 Surplus Notes amounted to $28 million, $63 million and $36 million for the years ended December 31, 2023, 2022 and 2021, respectively, and is included in net investment income. During the year ended December 31, 2023, no principal was paid. In September 2022, with the approval of the Director of the NE DOI, the Company repurchased and retired $85 million of the 2009 Surplus Notes. There was no principal paid during the year ended December 31, 2021. The Company may redeem all or a portion of the 2009 Surplus Notes at its option, subject to the prior approval of the Director of the NE DOI for such optional redemption. The 2009 Surplus Notes are unsecured and subordinated to all present and future senior indebtedness and policy claims of the Company. Each payment of interest on and the repayment of principal of the 2009 Surplus Notes may be made only out of the Company’s surplus and with the prior approval of the Director of the NE DOI. The Company had entered into interest rate swaps converting these surplus notes to variable rate notes based upon the LIBOR. During the year ended December 31, 2011, the interest rate swaps were terminated. Deferred gains related to the termination of the interest rate swaps were recorded directly to surplus in other surplus adjustments and are amortized as a reduction of interest expense over the life of the surplus notes using the effective interest method. As of December 31, 2023, total unamortized gains were $84 million. Amortization totaled $3 million for the years ended December 31, 2023, 2022 and 2021, respectively.

The 2009 Surplus Notes were issued pursuant to Rule 144A under the Securities Act of 1933, underwritten by Goldman Sachs & Co., UBS Investment Bank and Wachovia Securities. U.S. Bank has been appointed as fiscal agent to act as registrar, principal paying agent and transfer agent with respect to the 2009 Surplus Notes. The 2009 Surplus Notes are held by bank custodians for unaffiliated investors and may hold 10% or more of the outstanding notes at any time.

2013 Surplus Note:

In January 2013, the Company issued a $500 million, 30-year surplus note to its parent, Pacific LifeCorp, at a fixed interest rate of 5.125%, with semi-annual interest payments due January 25 and July 25, maturing in January 2043 (2013 Surplus Note). Each payment of interest on and the repayment of principal of the 2013 Surplus Notes may be made only out of the Company’s surplus and with the prior approval of the Director of the NE DOI. The 2013 Surplus Note is unsecured and subordinated to all present and future senior indebtedness and policy claims of the Company. Total interest and principal paid on a cumulative basis was $242 million and $90 million, respectively, as of December 31, 2023. Interest paid on the 2013 Surplus Note amounted to $21 million, $20 million and $21 million for the years ended December 31, 2023, 2022 and 2021, respectively, and is included in net investment income. There was no principal paid during the years ended December 31, 2023, 2022 and 2021.

2017 Surplus Notes:

In October 2017, with the approval of the Director of the NE DOI, the Company issued $750 million of 4.3% surplus notes maturing in October 2067 (2017 Surplus Notes). The 2017 Surplus Notes accrue interest at a fixed rate of 4.3% through October 23, 2047, and thereafter until maturity at a floating rate equal to the three-month LIBOR for deposits in U.S. dollars plus 2.796%. The loan agreement contains fallback language in the event LIBOR becomes unavailable. Interest is payable semiannually on April 24 and October 24 until and including October of 2047, and thereafter quarterly on January 24, April 24, July 24 and October 24 of each year, commencing on January 24, 2048. Total interest and principal paid on a cumulative basis was $193 million and zero, respectively, as of December 31, 2023. Interest paid on the 2017 Surplus Notes amounted to $32 million for the years ended December 31, 2023, 2022 and 2021, and is included in net investment income. There was no principal paid during the years ended December 31, 2023, 2022 and 2021.

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The 2017 Surplus Notes were issued pursuant to Rule 144A under the Securities Act of 1933, underwritten by Barclays, Citigroup, Credit Suisse, Wells Fargo Securities, and Goldman Sachs & Co. LLC. The Company may redeem all or a portion of the 2017 Surplus Notes at its option any time on or after October 2047 at the redemption price described under the terms of the 2017 Surplus Notes subject to the prior approval of the Director of the NE DOI for such optional redemption. Each payment of interest on and the repayment of principal of the 2017 Surplus Notes may be made only out of the Company’s surplus and with the prior approval of the Director of the NE DOI. The 2017 Surplus Notes are held by bank custodians for unaffiliated investors and may hold 10% or more of the outstanding notes at any time. The 2017 Surplus Notes are unsecured and subordinated to all present and future senior indebtedness and policy claims of the Company.

9.	REINSURANCE

The Company has reinsurance contracts with other insurance companies and affiliates to limit potential losses, reduce exposure from larger mortality risks, and provide additional capacity for growth. As part of its risk management process, the Company routinely evaluates its reinsurance programs and may change retention limits, reinsurers, or other features at any time.

The ceding of risk does not discharge the Company from its primary obligations to contract owners. To the extent that the assuming companies become unable to meet their obligations under reinsurance contracts, the Company remains liable. Each reinsurer is reviewed to evaluate its financial stability before entering into each reinsurance contract and throughout the period that the reinsurance contract is in place.

Reserve adjustments on reinsurance ceded in the statements of operations - statutory basis relate to amounts ceded by the Company in connection with modified coinsurance reinsurance agreements. The amounts included in revenue adjustments on reinsurance ceded primarily represent ceded current and future policy benefits, net investment income, and net realized capital gains (losses) less tax, related to these agreements.

All assets associated with business reinsured on a modified coinsurance basis remain with, and under the control of, the Company.

For the years ended December 31, 2023, 2022 and 2021, premiums assumed were $1.0 billion, $1.2 billion and $2.5 billion, and premiums ceded were $12.7 billion, $2.6 billion and $1.8 billion, respectively. As of December 31, 2023 and 2022, reserve credits recorded on ceded reinsurance were $17.1 billion and $5.7 billion, respectively.

Amounts recoverable from reinsurers on paid losses, included in other assets, were $355 million and $194 million as of December 31, 2023 and 2022, respectively. Reinsurance recoveries for unpaid losses, included in other liabilities, totaled $334 million and $387 million as of December 31, 2023 and 2022, respectively.

The Company had ceded and assumed reinsurance contracts in place with Scottish Re (U.S.), Inc. (Scottish Re), a reinsurer whose financial stability deteriorated. In March 2019, Scottish Re's domiciliary state regulator issued a rehabilitation and injunction order, in which the regulator shall conduct and continue business of the reinsurer. In July 2023, the court granted a liquidation order for Scottish Re, which terminated the reinsurance contracts as of September 30, 2023. For the year ended December 31, 2023, the Company wrote off $39 million of claims incurred and $3 million of other for uncollectible reinsurance from Scottish Re. The impairment was reported in the statements of operations - statutory basis and was reclassified from a change in nonadmitted assets on the statements of capital and surplus - statutory basis. Therefore, there was no impact on total capital and surplus as of December 31, 2023. As of December 31, 2023, timing of expected settlements of the reinsurance recoverables is not certain. The Company does not expect the financial deterioration of the reinsurer to have a material adverse effect on the Company's financial statements - statutory basis as of December 31, 2023.

Scottish Re's reinsurance recoverable amounts from paid claims incurred prior to the reinsurance contract cancellation and which are not in dispute were $14 million as of December 31, 2023 and are reported in other assets. Total amounts recoverable from Scottish Re's estate for claims incurred before the reinsurance contract cancellation and other amounts expected to be recovered were $2 million and $10 million, respectively, as of December 31, 2023 and were nonadmitted. The net amount owed to Scottish Re’s estate was $53 million as of December 31, 2023, consisting of $62 million of contract claims reported in other liabilities and $9 million of uncollected premiums reported in other assets.

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As part of a strategic alliance, the Company reinsures risks associated with policies written by an independent producer group primarily through modified coinsurance arrangements with this producer group's reinsurance company. Premiums ceded to this producer group amounted to $423 million, $423 million and $371 million for the years ended December 31, 2023, 2022 and 2021, respectively. Direct premiums written or produced by this producer group amounted to $409 million, $319 million and $146 million for the years ended December 31, 2023, 2022 and 2021, respectively.

The estimated amount of the aggregate reduction in surplus of termination of all reinsurance agreements, by either party, was $2.3 billion and $2.7 billion as of December 31, 2023 and 2022, respectively. On September 15, 2023, the Company signed an indemnity reinsurance agreement with Hannover Life Reassurance Company of America (Bermuda) LTD to cede risks under certain indexed universal life insurance policies issued by the Company, effective December 31, 2023. The reinsurance will be on a coinsurance basis in respect of the Coinsurance Benefits under the Coinsured Policies and on a Yearly Renewable Term (YRT) basis in respect of the YRT Benefits under the YRT Reinsured Policies. The amount of reserve credits taken for new agreements or amendments to existing agreements, which included policies or contracts that were in force or which had existing reserves established by the Company, was $11.3 billion as of December 31, 2023.

The Company entered into a YRT reinsurance agreement with Swiss Re effective January 1, 2023, through which the Company cedes mortality risk on a certain block of permanent business.

Effective April 1, 2023, the Company entered into an agreement with Security Life of Denver Insurance Company (SLD) to recapture two coinsurance/YRT agreements ceding varying amounts of mortality risk related to specific life business. The coinsurance/YRT reserves recaptured were $354 million, reported in current and future policy benefits, and the assets received were $215 million, reported in premiums and annuity considerations.

CEDED AFFILIATED REINSURANCE

The Company cedes certain statutory reserves to affiliated special purpose financial insurance companies and affiliated captive reinsurance companies that are supported by a combination of cash, invested and other assets and third-party excess of loss reinsurance agreement or note facilities. As of December 31, 2023 and 2022, the Company’s total statutory reserve credit was $3.6 billion and $3.4 billion, respectively, which was partially supported by third-party excess of loss reinsurance agreement and note facilities.

The Company utilizes affiliated reinsurers to mitigate the statutory capital impact of NAIC Model Regulation “Valuation of Life Insurance Polices” (Regulation XXX) and NAIC Actuarial Guideline 38 on the Company’s universal life products with flexible duration no lapse guarantee rider (FDNLGR) benefits. PAR Vermont and PBRC are Vermont based special purpose financial insurance companies subject to regulatory supervision by the Vermont Department of Financial Regulation (Vermont Department). PAR Vermont and PBRC are wholly-owned subsidiaries of the Company and accredited authorized reinsurers in Nebraska. The Company cedes certain level term life insurance to PBRC and FDNLGR benefits to PAR Vermont and PBRC. Economic reserves, as defined in the PAR Vermont and PBRC reinsurance agreements, are supported by cash and invested and other assets, including funds withheld at the Company.

The Company has reinsurance agreements with RGBM, a wholly-owned, indirect subsidiary of Pacific LifeCorp domiciled in Bermuda, through which the Company retrocedes statutory reserves for a majority of the underlying YRT treaties on a 100% coinsurance basis to RGBM.

The Company has assumed reinsurance agreements with affiliated reinsurer Pacific Life Re International Limited UK Branch (RIBM UK) through which the Company provides two longevity reinsurance solutions associated with individual annuities and pension schemes. Reserves assumed through this agreement totaled $2.7 billion and $2.1 billion as of December 31, 2023 and 2022, respectively.

The Company executed a single reinsurance agreement subject to the requirements of NAIC Actuarial Guideline 48. The reinsurance agreement with PBRC was effective January 1, 2015 and covers certain level term insurance policies and the FDNLGR benefits on certain covered policies issued from January 1, 2015 through December 31, 2019. For this reinsurance agreement, funds consisting of certain defined assets (Primary Security) in an amount at least equal to the minimum amount required of Primary Security are held by the Company as security under the reinsurance agreement on a funds withheld basis. Funds consisting of other security in an amount at least equal to the portion of the statutory reserves, as to which Primary Security is not held, are held in a trust on behalf of the Company as security under the reinsurance agreement. As of December 31, 2023 and 2022, the Company did not have any non-zero Primary Security Shortfalls.

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The Company has policies issued that have been reinsured by Union Hamilton Reinsurance, Ltd., which is chartered in a country other than the U.S. that is owned in excess of 10% by a person not primarily engaged in the insurance business. Union Hamilton Reinsurance, Ltd., a Bermuda based subsidiary, which is wholly-owned by Wells Fargo & Company, provides a broad range of retail banking and brokerage, asset and wealth management, and corporate and investment banking products and services.

10.	EMPLOYEE BENEFIT PLANS

PENSION PLAN

The Company maintains a Supplemental Executive Retirement Plan (SERP) for certain eligible employees. The SERP is a non- qualified defined benefit plan. As of December 31, 2023 and 2022, the benefit obligation and total liability recognized were $80 million. The accrued benefit costs were $64 million and $62 million and the liability for pension benefits was $16 million and $18 million as of December 31, 2023 and 2022, respectively. The fair value of plan assets as of December 31, 2023 and 2022 was zero.

The following is a summary of pension benefits as of December 31, 2023 and 2022:

	Years Ended December 31,
	2023	2022	2021
	(In Millions)

Total net periodic benefit cost	$14	$8	$9

	December 31,
	2023	2022
	(In Millions)
Amounts in unassigned funds (surplus) that have not yet been recognized as components of net periodic benefit cost:
Net prior service cost	$1	$1
Net recognized gains or losses	$16	$17

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Weighted average assumptions are as follows:

	Years Ended December 31,
Net Periodic Benefit Costs:	2023	2022	2021
Weighted average discount rate	5.30%	2.55%	2.05%
Interest crediting rates /Pre-1994 Retiree Reimbursement Agreement (RRA) subsidy increase (for cash balance plan and other plans with promised interest crediting rates)	5.00%	2.75%	2.40%

	December 31,
	2023	2022
Projected Benefit Obligations:
Weighted average discount rate	5.65%	5.30%
Interest crediting rates/Pre-1994 RRA subsidy increase (for cash balance plan and other plans with promised interest crediting rates)	5.45%	5.00%

The following estimated future payments, which reflect expected future service, as appropriate, are expected to be paid for the pension and postretirement plans for the years ending December 31 (In Millions):

2024	2025	2026	2027	2028	2029 through 2033
$6	$7	$7	$8	$8	$47

POSTRETIREMENT BENEFIT PLAN

The Company provides a postretirement defined benefit health care reimbursement plan (the Plan) that provides benefits for eligible retirees and their dependents. As of December 31, 2023 and 2022, the benefit obligation and total liability recognized were $3 million and $4 million, respectively. The accrued benefit costs were $5 million and $6 million and the liability for pension benefits was ($2) million as of December 31, 2023 and 2022. The fair value of the plan assets as of December 31, 2023 and 2022 was zero. The Company reserves the right to modify or terminate the Plan at any time. As in the past, the general policy is to fund these benefits on a pay-as-you-go basis.

RETIREMENT INCENTIVE SAVINGS PLAN

The Company provides a Retirement Incentive Savings Plan (RISP) covering all eligible employees. The Company’s RISP matches 75% of each employee’s contribution, up to a maximum of 6% of eligible employee compensation. The Company’s match plus other contributions made by the Company to the RISP amounted to $51 million, $47 million and $41 million for the years ended December 31, 2023, 2022 and 2021, respectively.

OTHER PLANS

The Company has deferred compensation plans that permit eligible employees to defer portions of their compensation and earn interest on the deferred amounts. The interest rate is determined quarterly. The compensation that has been deferred has been accrued and the primary expense related to this plan, other than compensation, is interest on the deferred amounts. As of December 31, 2023 and 2022, the deferred amounts were $166 million and $145 million, respectively. The plan was credited $11 million, $9 million and $6 million for the years ended December 31, 2023, 2022 and 2021, respectively.

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11.	RESERVES FOR LIFE CONTRACTS AND ANNUITY CONTRACTS AND CHANGE IN INCURRED LOSSES AND LOSS ADJUSTMENT EXPENSES

For whole life and term life policies with flat extra premium, the reserve consists of the regular standard reserve plus 50% of such extra premium. For whole life policies with a substandard rating, the reserve consists of the regular standard reserve plus an extra reserve based on an appropriate multiple of the valuation mortality table. For other policies with a substandard rating or flat extra, mean reserves are based on an appropriate multiple of or addition to the valuation mortality table.

As of December 31, 2023 and 2022, the Company had $15.6 billion and $18.0 billion, respectively, of insurance in force for which gross premiums are less than the net premiums according to the valuation standard set by the State of Nebraska.

For traditional policies, tabular interest, tabular less actual reserve released, and tabular cost have been determined by formula as described by the NAIC instructions. For non-traditional universal life type policies, the tabular interest and tabular cost are based on the actual interest credited to and monthly deductions from the policies. For some deferred annuity policies and some immediate payout policies, tabular interest was calculated using basic data.

The tabular interest on deposit funds not involving life contingencies has been determined from actual interest credited to deposits.

The components for other reserve changes are as follows:

	Ordinary		Group		Ordinary		Group
	Life Insurance	Individual Annuities	Annuities	Total	Life Insurance	Individual Annuities	Annuities	Total
	December 31,
	2023				2022
	(In Millions)
Includes the change of separate account fair value, surrender or alternative comparison values, partial withdrawals, changes in deficiency reserves, change in CRVM expense allowances and changes in additional actuarial reserves for AGXXXVIII	$426	$10	$98	$534	$270	($27)	($166)	$77

As of December 31, 2023 and 2022, there were $14 million and $15 million, respectively, in aggregate reserves for accident and health contracts. There were no significant changes in methodology or assumptions of the reserves during the year ended December 31, 2023.

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12.	ANALYSIS OF ANNUITY ACTUARIAL RESERVES AND DEPOSIT TYPE CONTRACT LIABILITIES BY WITHDRAWAL CHARACTERISTICS

The tables below describe withdrawal characteristics of individual annuities, group annuities and deposit-type contracts:

Individual Annuities:	December 31, 2023
	General	Separate Account		% of
	Account	Nonguaranteed	Total	Total
		($ In Millions)
Subject to discretionary withdrawal:
With market value adjustment	$17,390		$17,390	21%
At book value less current surrender charge of 5% or more (1)	2,092		2,092	3%
At fair value		$46,795	46,795	56%
Total with market value adjustment or at fair value	19,482	46,795	66,277	80%
At book value without adjustment	10,263		10,263	12%
Not subject to discretionary withdrawal	6,942	2	6,944	8%
Total (gross: direct + assumed)	36,687	46,797	83,484	100%
Reinsurance ceded	1,766		1,766
Total (net)	$34,921	$46,797	$81,718

Amount included at book value less current surrender charge of 5% or more that will move to at book value without adjustment for the first time within the year after the statement date:	$310	$310

(1) Withdrawal characteristic categories were evaluated using effective surrender charge rates, where applicable.

Group Annuities:	December 31, 2023
	General Account	Separate Account With Guarantees	Total	% of Total
		($ In Millions)
Subject to discretionary withdrawal:
With market value adjustment
Not subject to discretionary withdrawal	7,966	$6,432	$14,398	100%
Total (gross: direct + assumed)	7,966	6,432	14,398	100%
Reinsurance ceded
Total (net)	$7,966	$6,432	$14,398

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Deposit-type Contracts:	December 31, 2023
	General Account	Separate Account Nonguaranteed	Total	% of Total
		($ In Millions)
Subject to discretionary withdrawal:
With market value adjustment	$153		$153	1%
At fair value		$6	6
Total with market value adjustment or at fair value	153	6	159	1%
At book value without adjustment	3,957		3,957	18%
Not subject to discretionary withdrawal	17,895		17,895	81%
Total (gross: direct + assumed)	22,005	6	22,011	100%
Reinsurance ceded
Total (net)	$22,005	$6	$22,011

Total Individual and Group Annuities and Deposit-type Contracts:	December 31, 2023
	General Account	Separate Account With Guarantees	Separate Account Nonguaranteed	Total	% of Total
		($ In Millions)
Subject to discretionary withdrawal:
With market value adjustment	$17,543			$17,543	14%
At book value less current surrender charge of 5% or more (1)	2,092			2,092	2%
At fair value			$46,801	46,801	39%
Total with market value adjustment or at fair value	19,635		46,801	66,436	55%
At book value without adjustment	14,220			14,220	12%
Not subject to discretionary withdrawal	32,803	$6,432	2	39,237	33%
Total (gross: direct + assumed)	66,658	6,432	46,803	119,893	100%
Reinsurance ceded	1,766			1,766
Total (net)	$64,892	$6,432	$46,803	$118,127

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Total Individual and Group Annuities and Deposit-type Contracts:	December 31, 2022
	General Account	Separate Account With Guarantees	Separate Account Nonguaranteed	Total	% of Total
		($ In Millions)
Subject to discretionary withdrawal:
With market value adjustment	$15,932			$15,932	15%
At book value less current surrender charge of 5% or more (1)	1,510			1,510	1%
At fair value			$43,889	43,889	40%
Total with market value adjustment or at fair value	17,442		43,889	61,331	56%
At book value without adjustment	14,170			14,170	13%
Not subject to discretionary withdrawal	29,207	$4,364	2	33,573	31%
Total (gross: direct + assumed)	60,819	4,364	43,891	109,074	100%
Reinsurance ceded	1,572			1,572
Total (net)	$59,247	$4,364	$43,891	$107,502

(1) Withdrawal characteristic categories were evaluated using effective surrender charge rates, where applicable.

The following information is obtained from the applicable exhibit in the Company's Annual Statement and related Separate Accounts Annual Statement, both of which are filed with the NE DOI, and are provided to reconcile annuity reserves and deposit- type contract funds and other liabilities without life or disability contingencies to amounts reported in the Annual Statement:

	December 31,
	2023	2022
	(In Millions)
Annual Statement:
Annuities	$42,884	$40,659
Supplementary contracts with life contingencies	3	3
Deposit-type contracts and funding agreements	22,005	18,585
Subtotal	64,892	59,247

Separate Accounts Annual Statement:
Annuities	53,229	48,251
Other contract deposit funds	6	4
Subtotal	53,235	48,255

Combined total	$118,127	$107,502

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13.	ANALYSIS OF LIFE ACTUARIAL RESERVES BY WITHDRAWAL CHARACTERISTICS

The tables below describe withdrawal characteristics of life actuarial reserves as of December 31, 2023 and 2022:

December 31, 2023	General Account			Separate Account - Nonguaranteed
	Account Value	Cash Value	Reserve	Account Value	Cash Value	Reserve
	(In Millions)
Subject to discretionary withdrawal, surrender values, or contract loans:
Universal life	$2,687	$3,160	$3,258
Universal life with secondary guarantees	5,567	5,524	8,586
Indexed universal life	128	86	108
Indexed universal life with secondary guarantees	16,244	14,715	16,015
Other permanent cash value life insurance	9,672	10,451	10,792
Variable universal life	3,666	3,630	3,796	$11,984	$11,817	$11,811
Miscellaneous reserves	1	1	2
Not subject to discretionary withdrawal or no cash values:
Term policies without cash value			1,282
Disability - active lives (1)			13
Disability - disabled lives			16
Miscellaneous reserves			867
Total (direct + assumed)	37,965	37,567	44,735	11,984	11,817	11,811
Reinsurance ceded			15,290
Total (net)	$37,965	$37,567	$29,445	$11,984	$11,817	$11,811

(1) Certain disability - active lives were reported in the first section instead of the Disability - active lives row in the second section since they are subject to discretionary withdrawal.

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December 31, 2022	General Account			Separate Account - Nonguaranteed
	Account Value	Cash Value	Reserve	Account Value	Cash Value	Reserve
	(In Millions)
Subject to discretionary withdrawal, surrender values, or contract loans:
Universal life	$2,758	$3,242	$3,327
Universal life with secondary guarantees	5,548	5,516	8,418
Indexed universal life	71	42	46
Indexed universal life with secondary guarantees	14,376	13,675	14,214
Other permanent cash value life insurance	9,932	10,693	11,034
Variable universal life	3,752	3,728	3,858	$9,815	$9,678	$9,671
Miscellaneous reserves	2	2	7
Not subject to discretionary withdrawal or no cash values:
Term policies without cash value			1,116
Disability - active lives (1)			10
Disability - disabled lives			14
Miscellaneous reserves			879
Total (direct + assumed)	36,439	36,898	42,923	9,815	9,678	9,671
Reinsurance ceded			4,140
Total (net)	$36,439	$36,898	$38,783	$9,815	$9,678	$9,671

(1) Certain disability - active lives were reported in the first section instead of the Disability - active lives row in the second section since they are subject to discretionary withdrawal.

The table below describes the total withdrawal characteristics of life actuarial reserves for life and accident and health and separate accounts annual statements.

	December 31,
	2023	2022
Annual Statement:	(In Millions)
Life insurance section	$28,357	$37,723
Disability - active lives section	663	624
Disability - disabled lives section	11	10
Miscellaneous reserves section	414	426
Subtotal	29,445	38,783

Separate Accounts Annual Statement:
Life insurance section	11,811	9,671
Combined total	$41,256	$48,454

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14.	PREMIUM AND ANNUITY CONSIDERATIONS DEFERRED AND UNCOLLECTED

Deferred and uncollected life insurance premiums and annuity considerations are as follows:

	December 31, 2023		December 31, 2022
	Gross	Net of Loading	Gross	Net of Loading
		(In Millions)
Ordinary new business	$2	($27)	$2	($17)
Ordinary renewal	110	107	171	168
Group annuity	51	51	42	42
Total	$163	$131	$215	$193

15.	ELECTRONIC DATA PROCESSING EQUIPMENT AND SOFTWARE

Electronic data processing (EDP) equipment and non-operating software are carried at cost less accumulated depreciation and amortization and are included in other assets. The net amount of all non-operating software is nonadmitted. Depreciation and amortization expense is computed using the straight-line method over the lesser of the estimated useful life or three years for EDP equipment and five years for non-operating software. Costs incurred for the development of internal use non-operating software are capitalized and amortized using the straight-line method over the lesser of the estimated useful life or five years. Depreciation and amortization expense related to EDP equipment and non-operating software amounted to $25 million, $24 million and $22 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Net admitted EDP equipment and non-operating software consist of the following:

	December 31,
	2023	2022
	(In Millions)
EDP equipment	$37	$38
Non-operating system software	348	298
Total	385	336
Accumulated depreciation and amortization	244	231
Net	141	105
Nonadmitted	131	94
Net admitted	$10	$11

16.	SEPARATE ACCOUNTS

The Company utilizes Separate Accounts to record and account for assets and liabilities related to variable annuities, variable universal life and group annuities. The liabilities consist of reserves established to meet withdrawal and future benefit payment contractual provisions. Investment risk associated with market value changes are generally borne by the contract holders, except to the extent of the minimum guarantees made by the Company with respect to certain Separate Accounts.

In accordance with the products recorded within the Separate Accounts, some assets are considered legally insulated whereas others are not legally insulated from the General Account. The legal insulation of the separate account assets prevents such assets from being generally available to satisfy claims resulting from the General Account.

64

As of December 31, 2023 and 2022, the Company’s Separate Accounts Annual Statement included legally insulated assets of $65.6 billion and $58.6 billion, respectively. The assets legally insulated and not legally insulated from the general account as of December 31, 2023 are attributed to the following products (In Millions):

Product	Separate Account Assets Legally Insulated	Separate Account Assets Not Legally Insulated
Variable annuities	$47,633
Variable universal life	11,985
Group annuities	5,958
Total	$65,576	$—

In accordance with the products recorded within the Separate Account, some separate account liabilities are guaranteed by the General Account. In accordance with guarantees provided, if the investment proceeds are insufficient to cover the rate of return guaranteed for the product, the policyholder proceeds will be remitted by the General Account.

To compensate the General Account for the risk taken, the Separate Account paid risk charges as follows for the years ended December 31, 2023, 2022, 2021, 2020, and 2019 of $355 million, $352 million, $347 million, $300 million, and $293 million, respectively.

For the years ended December 31, 2023, 2022, 2021, 2020, and 2019, the General Account of the Company had paid $31 million, $35 million, $10 million, $15 million, and $14 million, respectively, toward the Separate Account guarantees.

The Company does not engage in securities lending transactions within the Separate Account.

The Company has Separate Accounts with guarantees comprised of the group annuities business where the General Account guarantees annuity payments if the Separate Accounts is unable to do so. Assets of the group annuities business are carried at amortized cost and the Company establishes an AVR as required. The Company's Separate Accounts without guarantees consist of the variable annuities and variable universal life businesses where the assets of these accounts are carried at fair value.

For the assets not measured at fair value, the following table shows the comparison of the amortized cost to the fair value and the unrealized gain (loss) that would have been recorded if the assets had been reported at fair value (In Millions):

December 31, 2023			December 31, 2022
Assets Held At Amortized Cost	Fair Value	Unrecorded Unrealized Gain (Loss)	Assets Held At Amortized Cost	Fair Value	Unrecorded Unrealized Gain (Loss)
(In Millions)
$5,957	$5,526	($431)	$4,052	$3,428	($624)

65

Information regarding the separate accounts is as follows:

	Separate Accounts with Guarantees				Separate Accounts with Guarantees
	Nonindexed Guarantee				Nonindexed Guarantee
	4% or Less	More than 4%	Without Guarantees	Total	4% or Less	More than 4%	Without Guarantees	Total
	Years Ended December 31,
	2023				2022
	(In Millions)
Premiums, considerations or deposits	($4)	$2,064	$3,827	$5,886	$632	$885	$3,991	$5,508

	December 31,
	2023				2022
Reserves for accounts with assets at:	(In Millions)
Fair value			$58,613	$58,613			$53,562	$53,562
Amortized cost	$3,204	$3,228		6,432	$3,394	$970		4,364
Total reserves	$3,204	$3,228	$58,613	$65,045	$3,394	$970	$53,562	$57,926

Reserves by withdrawal characteristics: Subject to discretionary withdrawal at fair value			$58,611	$58,611			$53,560	$53,560
Not subject to discretionary withdrawal	$3,204	$3,228	2	6,434	$3,394	$970	2	4,366
Total	$3,204	$3,228	$58,613	$65,045	$3,394	$970	$53,562	$57,926

	Years Ended December 31,
	2023	2022	2021
	(In Millions)
Transfers as reported in the summary of operations - statutory basis of the Separate Accounts Annual Statement:
Transfers to separate accounts	$5,884	$5,507	$6,937
Transfers from separate accounts	5,928	5,307	6,593
Net transfers from separate accounts	(44)	200	344
Reconciling adjustments:
Net lag loss for annuities in general account only	(1)	(1)	(1)
Transfers as reported in current and future policy benefits in the accompanying statements of operations - statutory basis	($45)	$199	$343

17.	COMMITMENTS AND CONTINGENCIES

As of December 31, 2023, the Company had $1.7 billion and $13 million of outstanding mortgage loan commitments in the General Account and Separate Account, respectively, which were primarily advances available for construction loans. Construction loan advances are made during the term of the construction loan as the borrower meets certain loan advance requirements.

As of December 31, 2023, the Company had $5.5 billion of commitments to fund investments in SCA entities, joint ventures, partnerships and limited liability companies.

66

As of December 31, 2023, the Company had $962 million and $37 million of outstanding contractual obligations to acquire private placement securities for the General Account and Separate Account, respectively.

The Company has an agreement with PL&A to lend up to $100 million at a variable interest rate. There was no amount outstanding as of December 31, 2023. The Company also has an intercompany uncommitted revolving credit facility with affiliates to lend or borrow funds. Under the agreement, the Company can lend or borrow up to 3% of the Company's admitted assets to certain affiliates as of the preceding December 31. The aggregate total borrowing of all outstanding loans is limited to $1.0 billion including any outstanding loans under other affiliate lending agreements. There were no borrowings outstanding under the facility as of December 31, 2023 and 2022.

In connection with the operations of certain subsidiaries, Pacific Life has made commitments to provide for additional capital funding as may be required. In connection with the operations of PSD, the Company made capital contributions to PSD of zero, $19 million and $19 million for the years ended December 31, 2023, 2022 and 2021, respectively. In connection with the operations of PLFA, the Company and PL&A are obligated to contribute additional capital funding as may be required according to their respective membership percentages. There were no capital contributions to PLFA for the years ended December 31, 2023, 2022 and 2021.

The Company has operating leases for office space and equipment of its primary operating centers in Newport Beach, California, Omaha, Nebraska and for its various field offices, which in most, but not all cases, are noncancelable. Rental expense, which is included in operating expenses, in connection with these leases was $12 million, $12 million and $12 million for the years ended December 31, 2023, 2022 and 2021, respectively. Aggregate minimum future commitments are as follows (In Millions):

Year Ending December 31:
2024	$12
2025	11
2026	7
2027	7
2028 and thereafter	5
Total	$42

Certain rental commitments have renewal options extending through the year 2028. Some of these renewals are subject to adjustments in future periods.

The Company entered into agreements with Pacific Life Re (Australia) Pty Limited (PLRA), RIBM and RGBM, all such entities being wholly-owned indirect subsidiaries of Pacific LifeCorp, to guarantee the performance of reinsurance obligations of PLRA, RIBM and RGBM, respectively. The guarantees for PLRA and RIBM are secondary to the guarantees provided by Pacific LifeCorp and would only be triggered in the event of nonperformance by PLRA or RIBM and Pacific LifeCorp. PLRA, RIBM and RGBM each pay the Company a fee for their respective guarantees. Effective January 1, 2023, the Company no longer provides guarantees for the performance of certain obligations of Pacific Life Re Limited. Management believes that additional obligations, if any, related to the guarantee agreements are not likely to have a material adverse impact on the Company's financial statements - statutory basis.

CONTINGENCIES - LITIGATION

The Company is a respondent in a number of legal proceedings, some of which involve allegations for extra-contractual damages. Although the Company is confident of its position in these matters, success is not a certainty and a judge or jury could rule against the Company. In the opinion of management, the outcome of such proceedings is not likely to have a material adverse effect on the Company's financial statements - statutory basis. The Company believes adequate provision has been made in its financial statements - statutory basis for all probable and reasonably estimable losses for litigation claims against the Company, if any.

67

CONTINGENCIES - IRS REVENUE RULING

In 2007, the IRS issued Rev. Rul. 2007-54, interpreting then-current tax law regarding the computation of the dividend received deduction (DRD). Later in 2007, the IRS issued Rev. Rul. 2007-61, suspending Rev. Rul. 2007-54 and indicating that the IRS would re-address this issue in a future regulation project. In 2014, the IRS issued Rev. Rul. 2014-7, stating that it would not address this issue through regulation, but instead would defer to legislative action. Rev. Rul. 2014-7 also expressly superseded Rev. Rul. 2007-54, and declared Rev. Rul. 2007-61 obsolete. With the enactment the Act on December 22, 2017, DRD computations have been modified effective January 1, 2018. Therefore, the Company does not expect that any of the rulings described above will affect DRD computations in the future. However, in open tax years before 2018, the Company could still lose a substantial portion of its DRD claims, which could in turn have a material adverse effect on the Company's financial statements - statutory basis.

CONTINGENCIES - OTHER

In the course of its business, the Company provides certain indemnifications related to dispositions, acquisitions, investments, lease agreements or other transactions that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. These obligations are typically subject to time limitations that vary in duration, including contractual limitations and those that arise by operation of law, such as applicable statutes of limitation. Because the amounts of these types of indemnifications often are not explicitly stated, the overall maximum amount of the obligation under such indemnifications cannot be reasonably estimated. The Company has not historically made material payments for these types of indemnifications. The estimated maximum potential amount of future payments under these obligations is not determinable due to the lack of a stated maximum liability for certain matters, and therefore, the Company may record a contingent reserve for such matters. Management believes that Company liabilities related to such matters are not likely to have a material adverse effect on the Company's financial statements - statutory basis.

The Company issues synthetic guaranteed interest contracts to Employee Retirement Income Security Act of 1974 (ERISA) qualified defined contribution employee benefit plans and 529 plans. The plan uses the contract in its stable value fixed income option. The Company receives a fee for providing book value accounting for the plan’s stable value fixed income option. In the event that plan participant elections exceed the fair value of the assets or if the contract is terminated and at the end of the termination period the book value under the contract exceeds the fair value of the assets, then the Company is required to pay the plan the difference between book value and fair value. The Company mitigates the investment risk through pre-approval and compliance monitoring of the investment guidelines, and contractual provisions including the credited rate reset formula that reflects the actual investment and cash flow experience of the underlying plan.

The Company is required by law to participate in the guaranty associations of the various states in which it is licensed to do business. The state guaranty associations ensure payments of guaranteed benefits, with certain restrictions, to policyholders of impaired or insolvent insurance companies by assessing all other companies operating in similar lines of business. The Company has not received notification of any insolvency that is expected to result in a material guaranty fund assessment.

The Company has a liability for estimated guaranty fund assessments and a related premium tax asset. As of December 31, 2023 and 2022, the estimated liability was $4 million and $2 million, respectively. As of December 31, 2023 and 2022, the related premium tax receivable was $3 million and $2 million, respectively. These amounts represent management’s best estimate based on information received from the state in which the Company writes business and may change due to many factors including the Company’s share of the ultimate cost of current insolvencies. Future guaranty fund assessments are expected to be paid based on anticipated funding periods for each guaranty association obligation. Premium tax offsets are expected to be realized based on regulations set forth by various state taxing authorities.

See Note 5 for discussion of other contingencies related to derivative instruments.

See Note 6 for discussion of other contingencies related to income taxes.

See Note 9 for discussion of other contingencies related to reinsurance.

68

Pacific Life Insurance Company

S U P P L E M E N T A L S C H E D U L E O F S E L E C T E D F I N A N C I A L D A T A
A S O F A N D F O R T H E Y E A R E N D E D D E C E M B E R 3 1 , 2 0 2 3

(In Millions)

Investment Income Earned
U.S. Government bonds	$26
Bonds exempt from U.S. tax
Other bonds (unaffiliated)	3,339
Bonds of affiliates
Preferred stocks (unaffiliated)
Preferred stocks of affiliates
Common stocks (unaffiliated)	9
Common stocks of affiliates	3
Mortgage loans	896
Real estate	39
Contract loans	358
Cash, cash equivalents and short-term investments	78
Derivative instruments	(1,192)
Other invested assets	521
Aggregate write-ins for investment income	9
Gross Investment Income	$4,086

Real Estate Owned - Book Value Less Encumbrances	$120

Mortgage Loans - Book Value:
Farm mortgages	$969
Residential mortgages	232
Commercial mortgages	17,340
Mezzanine	107
Total Mortgage Loans	$18,648

Mortgage Loans By Standing - Book Value:
Good standing	$18,260
Good standing with restructured terms	$301
Interest overdue more than 90 days, not in foreclosure	$10
Foreclosure in process	$77

Other Long-Term Assets - Carrying Value	$10,257
Bonds and Stocks of Parents, Subsidiaries and Affiliates - Carrying Value:
Bonds
Preferred stocks
Common stocks	$892

69

Bonds and Short-Term Investments by NAIC Designation and Maturity:
Bonds by Maturity - Statement Value:
Due within one year or less	$5,736
Over 1 year through 5 years	29,264
Over 5 years through 10 years	20,407
Over 10 years through 20 years	9,434
Over 20 years	12,158
No maturity date
Total by Maturity	$76,999

Bonds by NAIC Designation - Statement Value: NAIC 1	$35,927
NAIC 2	36,778
NAIC 3	3,445
NAIC 4	734
NAIC 5	87
NAIC 6	28
Total by NAIC Designation	$76,999

Total Bonds Publicly Traded	$34,020
Total Bonds Privately Traded	$42,979
Preferred Stocks - Statement Value	$1
Common Stocks - Unaffiliated - Fair Value	$116
Common Stocks - Affiliated - Fair Value	$26
Common Stocks - Subsidiaries - Statement Value	$866
Short-term Investments - Carrying Value	$77
Options, Caps & Floors Owned - Statement Value	$2,077
Options, Caps & Floors Written and In Force - Statement Value
Collar, Swap & Forward Agreements Open - Statement Value	($501)
Futures Contracts Open - Current Value	$152
Cash Equivalents	$1,688
Cash on Deposit	$1,253

Life Insurance In Force:
Industrial
Ordinary	$542,428
Credit Life
Group Life	$14

Amount of Accidental Death Insurance In Force Under Ordinary Policies	$44

Life Insurance Policies with Disability Provisions In Force:
Industrial
Ordinary	$16,548
Credit Life

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Supplementary Contracts In Force:
Ordinary - Not Involving Life Contingencies
Amount on Deposit	$17
Income Payable	$1
Ordinary - Involving Life Contingencies
Income Payable
Group - Not Involving Life Contingencies
Amount on Deposit
Income Payable
Group - Involving Life Contingencies
Income Payable

Annuities:
Ordinary
Immediate - Amount of Income Payable	$1,047
Deferred - Fully Paid Account Balance	$27,029
Deferred - Not Fully Paid - Account Balance	$60

Group
Amount of Income Payable	$1,035
Fully Paid Account Balance
Not Fully Paid - Account Balance

Accident and Health Insurance - Premiums In Force:
Other	$8
Group
Credit

Deposit Funds and Dividend Accumulations:
Deposit Funds - Account Balance	$21,964
Dividend Accumulations - Account Balance	$23

71

Claim Payments 2023:
Group Accident and Health - Year Ended December 31, 2023 2023
2022
2021
2020
2019
Prior

Other Accident and Health
2023	$8
2022
2021
2020
2019
Prior

Other Coverages that Use Developmental Methods to Calculate Claim Reserves 2023
2022
2021
2020
2019
Prior

72

Pacific Life Insurance Company

S U P P L E M E N T A L S U M M A R Y I N V E S T M E N T S C H E D U L E
D E C E M B E R 3 1 , 2 0 2 3

($ In Millions)

	Gross Investment Holdings *		Admitted Assets as Reported in the Annual Statement
	Amount	Percentage	Amount	Securities Lending Reinvested Collateral Amount	Total	Percentage
Long-term bonds:
U.S. Governments	$804	0.647%	$804		$804	0.649%
All other governments	663	0.534%	663		663	0.535%
U.S. states, territories, and possessions, etc., guaranteed	102	0.082%	102		102	0.082%
U.S. political subdivisions of states, territories, and possessions, guaranteed	203	0.163%	203		203	0.164%
U.S. special revenue and special assessment obligations, etc., non-guaranteed	2,312	1.861%	2,312		2,312	1.866%
Industrial and miscellaneous	70,580	56.793%	70,580		70,580	56.957%
Hybrid securities	33	0.026%	33		33	0.026%
Unaffiliated bank loans	2,224	1.790%	2,224		2,224	1.795%
Total long-term bonds	76,921	61.896%	76,921	—	76,921	62.074%

Preferred stocks:
Industrial and miscellaneous (unaffiliated)	1	0.001%	1		1	0.001%
Total preferred stocks	1	0.001%	1	—	1	0.001%

Common stocks:
Industrial and miscellaneous other (unaffiliated)	68	0.053%	66		66	0.053%
Parent, subsidiaries and affiliates publicly traded	23	0.018%	23		23	0.018%
Parent, subsidiaries and affiliates other	866	0.699%	547		547	0.442%
Mutual funds	51	0.041%	51		51	0.041%
Total common stocks	1,008	0.811%	687	—	687	0.554%

(Continued)

*Gross Investment Holdings as valued in compliance with NAIC Accounting Practices and Procedures Manual.

73

	Gross Investment Holdings *		Admitted Assets as Reported in the Annual Statement
	Amount	Percentage	Amount	Securities Lending Reinvested Collateral Amount	Total	Percentage
Mortgage loans:
Farm mortgages	$969	0.780%	$969		$969	0.782%
Residential mortgages	232	0.186%	232		232	0.187%
Commercial mortgages	17,340	13.953%	17,340		17,340	13.993%
Mezzanine real estate loans	107	0.086%	107		107	0.086%
Total mortgage loans	18,648	15.005%	18,648	—	18,648	15.048%

Real estate:
Properties occupied by company	76	0.061%	76		76	0.061%
Properties held for production of income	44	0.035%	44		44	0.035%
Total real estate	120	0.096%	120	—	120	0.096%

Cash, cash equivalents, and short-term investments:
Cash	1,253	1.008%	1,253		1,253	1.011%
Cash equivalents	1,688	1.359%	1,688	$3,096	4,784	3.861%
Short-term investments	77	0.062%	77		77	0.062%
Total cash, cash equivalents, and short-term investments	3,018	2.429%	3,018	3,096	6,114	4.934%

Contract loans	8,187	6.589%	8,187		8,187	6.607%
Derivatives	2,530	2.036%	2,530		2,530	2.042%
Receivables for securities**	106	0.085%	106		106	0.085%
Securities lending	3,096	2.491%	3,096
Other invested assets	10,640	8.561%	10,604		10,604	8.559%
Total invested assets	$124,275	100.000%	$123,918	$3,096	$123,918	100.000%

*Gross Investment Holdings as valued in compliance with NAIC Accounting Practices and Procedures Manual.

**Included in Other invested assets in the Annual Statement.

 74

Pacific Life Insurance Company

S U P P L E M E N T A L S C H E D U L E O F I N V E S T M E N T R I S K I N T E R R O G A T O R I E S
D E C E M B E R 3 1 , 2 0 2 3

The Company's total admitted assets, excluding separate accounts, as reported in the Statements of Admitted Assets, Liabilities and Capital and Surplus (Total Admitted Assets) was $127.7 billion as of December 31, 2023.

1.	The 10 largest exposures to a single issuer/borrower/investment as of December 31, 2023, are as follows:

		Percentage of Total
	(In Millions)	Admitted Assets
Commercial loan (Mortgage Loan)	$639	0.5%
Commercial loan (Mortgage Loan)	585	0.5%
Commercial loan (Mortgage Loan)	550	0.4%
Commercial loan (Mortgage Loan)	546	0.4%
Pacific Life & Annuity Company (Common Stock) (Subsidiary)	545	0.4%
Commercial loan (Mortgage Loan)	474	0.4%
Commercial loan (Mortgage Loan)	459	0.4%
Commercial loan (Mortgage Loan)	440	0.3%
Commercial loan (Mortgage Loan)	407	0.3%
Commercial loan (Mortgage Loan)	382	0.3%

2.	The amounts and percentages of Total Admitted Assets held in bonds and preferred stocks by NAIC designation as of December 31, 2023, are as follows:

	(In Millions)	Percentage of Total Admitted Assets		(In Millions)	Percentage of Total Admitted Assets
Bonds:			Preferred Stock:
NAIC 1	$35,927	28.1%	NAIC 1
NAIC 2	36,778	28.8%	NAIC 2
NAIC 3	3,445	2.7%	NAIC 3
NAIC 4	734	0.6%	NAIC 4
NAIC 5	87	0.1%	NAIC 5
NAIC 6	28	0.0%	NAIC 6	$1	0.0%

 75

3.	Assets held in foreign investments as of December 31, 2023, totaled $21.5 billion, which represents 16.8% of Total Admitted Assets.

a.	The aggregate foreign investment exposure, categorized by NAIC sovereign designation as of December 31, 2023, is as follows:

	(In Millions)	Percentage of Total Admitted Assets
Countries designated NAIC 1	$19,396	15.2%
Countries designated NAIC 2	1,536	1.2%
Countries designated NAIC 3 or below	539	0.4%

b.	The largest foreign investment exposures in a single country, categorized by the country’s NAIC sovereign designation as of December 31, 2023, are as follows:

	(In Millions)	Percentage of Total Admitted Assets
Countries designated NAIC 1
Country: Cayman Islands	$5,799	4.5%
Country: United Kingdom (Great Britain)	3,728	2.9%
Countries designated NAIC 2
Country: Mexico	444	0.3%
Country: India	275	0.2%
Countries designated NAIC 3 or below
Country: Colombia	181	0.1%
Country: Brazil	80	0.1%

c.	The aggregate unhedged foreign currency exposure as of December 31, 2023, totaled $270 million, which represents 0.2% of Total Admitted Assets.

d.	The aggregate unhedged foreign currency exposure categorized by country’s NAIC sovereign designation as of December 31, 2023 is as follows:

	(In Millions)	Percentage of Total Admitted Assets
Countries designated NAIC 1	$270	0.2%

 76

e.	The largest unhedged foreign currency exposures by country, categorized by the country's NAIC sovereign designation as of December 31, 2023 are as follows:

	(In Millions)	Percentage of Total Admitted Assets
Countries designated NAIC 1 Country: Switzerland	$89	0.1%
Country: United Kingdom (Great Britain)	80	0.1%

f.	The 10 largest non-sovereign (i.e., non-governmental) foreign issues as of December 31, 2023 are as follows:

NAIC Designation	Issuer	(In Millions)	Percentage of Total Admitted Assets
1.G FE/2.A FE/2.C FE	BNP Paribas	$278	0.2%
1.G FE	Anheuser-Busch Companies Inc	222	0.2%
1.E FE/2.A FE/2.B FE	Groupe BPCE	214	0.2%
1.E FE/2.A FE	Barclays Bank PLC	205	0.2%
1.E FE/1.G FE	UBS A.G.	193	0.2%
1.D FE/1.G FE/2.A FE	Credit Agricole SA/London	184	0.1%
2.B FE/2.C FE	Societe Generale	170	0.1%
1.G FE/2.A FE/2.C FE	HSBC Holdings PLC	158	0.1%
1.E FE/1.G FE/2.A FE	Lloyds TSB Bank Group PLC	155	0.1%
1.E FE/1.G FE	Mitsubishi UFJ Financial Group	153	0.1%

4.	The aggregate amount and percentage of Total Admitted Assets held in Canadian investments and unhedged Canadian currency exposure are less than 2.5% of Total Admitted Assets as of December 31, 2023.

5.	The aggregate amount and percentage of Total Admitted Assets held in investments with contractual sales restrictions are less than 2.5% of Total Admitted Assets as of December 31, 2023.

 77

6.	The amounts and percentages of Total Admitted Assets held in the largest 10 equity interests as of December 31, 2023 are as follows:

Issuer	(In Millions)	Percentage of Total Admitted Assets
Pacific Asset Holdings, LLC	$4,239	3.3%
Pacific Life & Annuity Co	545	0.4%
Pacific Private Equity Opportunities Fund III, L.P.	385	0.3%
Pacific Private Equity Opportunities Fund IV, L.P.	381	0.3%
Pacific Private Equity Fund II LP	288	0.2%
Pacific Private Equity Opportunities Fund V, L.P.	186	0.1%
Pacific Private Credit Fund IV, L.P.	179	0.1%
Pacific Co-Invest Opportunities Fund II L.P.	142	0.1%
Pacific Private Credit Fund V, L.P.	129	0.1%
Pacific Private Credit Fund III, L.P.	113	0.1%

7.	Assets held in nonaffiliated, privately placed equities are less than 2.5% of Total Admitted Assets as of December 31, 2023.

a.	The 10 largest fund managers as of December 31, 2023 are as follows:

	Total Invested	Diversified
Fund Manager	(In Millions)
Aristotle	$268	$268
Carbon VII GP LLC	109	109
Manulife Investment Management	90	90
CRSEF Lux GP. S.A.R.L.	77	77
Avanath AH Renaissance GP LLC	73	73
Montana Capital Partners AG	71	71
Brookfield Real Estate Finance Fund VI GP	68	68
Churchill Stateside	66	66
Astorg Asset Management, S.A R.L.	65	65
OPEP VIII General Partner, L.P.	65	65

8.	Assets held in general partnership interests are less than 2.5% of Total Admitted Assets as of December 31, 2023.

 78

9.	The amounts and percentages of Total Admitted Assets held in mortgage loans as of December 31, 2023 are as follows:

a.	The 10 largest aggregate mortgage interests sharing the same property or group of properties as of December 31, 2023 are as follows:

Type (Residential, Commercial, Agricultural)	(In Millions)	Percentage of Total Admitted Assets
Commercial loan	$550	0.4%
Commercial loan	459	0.4%
Commercial loan	407	0.3%
Commercial loan	375	0.3%
Commercial loan	360	0.3%
Commercial loan	345	0.3%
Commercial loan	335	0.3%
Commercial loan	333	0.3%
Commercial loan	332	0.3%
Commercial loan	332	0.3%

10.	The amounts and percentages of Total Admitted Assets held in the following categories of mortgage loans as of December 31, 2023 are as follows:

	(In Millions)	Percentage of Total Admitted Assets
Construction loans	$3,264	2.6%
Mortgage loans over 90 days past due	10	0.0%
Mortgage loans in the process of foreclosure	77	0.1%
Mortgage loans foreclosed	30	0.0%
Restructured mortgage loans	301	0.2%

11.	The aggregate mortgage loans having the following loan-to-value ratios as determined from the most current appraisals as of December 31, 2023 are as follows:

	(In Millions)	Percentage of Total Admitted Assets	(In Millions)	Percentage of Total Admitted Assets	(In Millions)	Percentage of Total Admitted Assets
	Residential:		Commercial:		Agricultural:
Above 95%			$374	0.3%
91% to 95%
81% to 90%
71% to 80%			482	0.4%	$1	0.0%
Below 70%	$232	0.2%	16,591	13.0%	968	0.8%

12.	Assets held in real estate are less than 2.5% of Total Admitted Assets as of December 31, 2023.

13.	Assets held in investments held in mezzanine real estate loans are less than 2.5% of Total Admitted Assets as of December 31, 2023.

 79

14.	The amounts and percentages of Total Admitted Assets subject to the following types of agreements as of December 31, 2023 and each of the preceding three quarters are as follows ($ In Millions):

		Percentage
	December 31,	of Total	As of Each Quarter End
	2023	Admitted Assets	1st Quarter	2nd Quarter	3rd Quarter
Securities lending agreements	$3,096	2.4%	$4,190	$4,167	$3,962

15.	The amounts and percentages of Total Admitted Assets for warrants not attached to other financial instruments, options, caps, and floors as of December 31, 2023, are as follows ($ In Millions):

	December 31, 2023	Percentage of Total Admitted Assets	December 31, 2023	Percentage of Total Admitted Assets
	Owned:		Written:
Hedging	$2,077	1.6%

16.	The amounts and percentages of Total Admitted Assets of potential exposure for collars, swaps, and forwards as of December 31, 2023 and each of the preceding three quarters are as follows ($ In Millions):

		Percentage
	December 31,	of Total	As of Each Quarter End
	2023	Admitted Assets	1st Quarter	2nd Quarter	3rd Quarter
Hedging	$360	0.3%	$347	$360	$354

17.	The amounts and percentages of Total Admitted Assets of potential exposure for futures contracts as of December 31, 2023 and each of the preceding three quarters are as follows ($ In Millions):

		Percentage
	December 31,	of Total	As of Each Quarter End
	2023	Admitted Assets	1st Quarter	2nd Quarter	3rd Quarter
Hedging	$152	0.1%	$256	$160	$173

 80

Pacific Life Insurance Company

S U P P L E M E N T A L S C H E D U L E O F R E I N S U R A N C E D I S C L O S U R E S
D E C E M B E R 3 1 , 2 0 2 3

The following information regarding reinsurance contracts is presented to satisfy the disclosure requirements in SSAP No. 61R, Life, Deposit-Type and Accident and Health Reinsurance, which apply to reinsurance contracts entered into, renewed or amended on or after January 1, 1996.

1.	The Company has not reinsured any risk with any other entity under a reinsurance contract (or multiple contracts with the same reinsurer or its affiliates) that is subject to Appendix A-791, Life and Health Reinsurance Agreements, that includes a provision that limits the reinsurer's assumption of significant risks identified in Appendix A-791.

2.	The Company has not reinsured any risk with any other entity under a reinsurance contract (or multiple contracts with the same reinsurer or its affiliates) that is not subject to Appendix A-791, for which reinsurance accounting was applied and includes a provision that limits the reinsurer's assumption of risk.

3.	The Company does not have any reinsurance contracts (other than reinsurance contracts with a federal or state facility) that contain one or more of the following features which may result in delays in payment in form or in fact:

a.	Provisions that permit the reporting of losses, or settlements to be made, less frequently than quarterly;

b.	Provisions that permit payments due from the reinsurer to not be made in cash within 90 days of the settlement date (unless there is no activity during the period); or

c.	The existence of payment schedules, accumulating retentions from multiple years, or any features inherently designed to delay timing of the reimbursement to the ceding entity.

4.	The Company has not reflected reinsurance accounting credit for any contracts that are not subject to Appendix A-791 and not yearly renewable term reinsurance, which meet the risk transfer requirements of SSAP No. 61R.

5.	The Company has not ceded any risk, which is not subject to Appendix A-791 and not yearly renewable term reinsurance, under any reinsurance contract (or multiple contracts with the same reinsurer or its affiliates) during the year ended December 31, 2023 and are accounted for the contract as reinsurance under SAP and as a deposit under GAAP.

6.	The Company has not ceded any risk, which is not subject to Appendix A-791 and not yearly renewable term reinsurance, under any reinsurance contract (or multiple contracts with the same reinsurer or its affiliates) during the year ended December 31, 2023 and accounted for the contract as reinsurance under GAAP and as a deposit under SAP.

 81

PART C – OTHER INFORMATION (Pacific Protective Growth)

Item 27. Exhibits

(a)	Board of Directors Resolution is included in Registrant’s Form N-4, File No. 333-28283, Accession No. 0001104659-24-101961 filed on September 23, 2024, and incorporated by reference herein.This exhibit can be found at https://www.sec.gov/Archives/edgar/data/1080429/000110465924101961/tm243661d9_ex99-xa.htm.

(b)	Custodian Agreements

Inapplicable

(c)	Underwriting Contracts

	(1)	Form of Selling Agreement. Filed herewith

	(2)	Distribution Agreement between Pacific Life Insurance Company, Pacific Life & Annuity Company and Pacific Select Distributors, Inc. (PSD). Filed herewith.

	(3)	Distribution Agreement (Amended and Restated) between Pacific Life Insurance Company, Pacific Life & Annuity Company and Pacific Select Distributors, Inc. (PSD). Filed herewith.

(d)	Contracts

	(1)	Form of Limited Premium Registered Indexed-Linked Deferred Annuity Contract. is included in Registrant’s Form N-4, File No. 333-28283, Accession No. 0001104659-24-101961 filed on September 23, 2024, and incorporated by reference herein. This exhibit can be found at https://www.sec.gov/Archives/edgar/data/1080429/000110465924101961/tm243661d9_ex99-xdx1.htm

	(2)	Form of Guaranteed Lifetime Withdrawal Benefit Rider. is included in Registrant’s Form N-4, File No. 333-28283, Accession No. 0001104659-24-101961 filed on September 23, 2024, and incorporated by reference herein. This exhibit can be found at https://www.sec.gov/Archives/edgar/data/1080429/000110465924101961/tm243661d9_ex99- xdx2.htm

	(3)	Form of Market Value Adjustment Rider. is included in Registrant’s Form N-4, File No. 333-28283, Accession No. 0001104659-24-101961 filed on September 23, 2024, and incorporated by reference herein. This exhibit can be found at https://www.sec.gov/Archives/edgar/data/1080429/000110465924101961/tm243661d9_ex99- xdx3.htm

	(4)	Form of Performance Lock Rider. is included in Registrant’s Form N-4, File No. 333-28283, Accession No. 0001104659-24-101961 filed on September 23, 2024, and incorporated by reference herein. This exhibit can be found at https://www.sec.gov/Archives/edgar/data/1080429/000110465924101961/tm243661d9_ex99- xdx4.htm

	(5)	Point to Point Cap Rate with Dual Direction Buffer Strategy Rider. Filed herewith.

	(6)	Point to Point Performance Mix with a Participation Rate and Buffer Strategy Rider. Filed herewith.

	(7)	Point to Point with a Cap and Buffer Strategy Rider. Filed herewith.

	(8)	Point to Point with a Cap and Floor Strategy Rider. Filed herewith.

	(9)	Point to Point with a Performance Triggered Rate and Buffer Strategy Rider. Filed herewith.

	(10)	Point to Point with a performance Triggered Rate and Floor Strategy Rider. Filed herewith.

	(11)	Point to Point with a Tiered Participation Rate and Buffer Strategy Rider. Filed herewith.

	(12)	Return of Purchase Payment Death Benefit Rider. Filed herewith.

(e)	Applications

	(1)	Form of Limited Premium Registered Index-Linked Deferred Annuity Application. Filed Herewith.

(f)	Insurance Company’s Certificate of Incorporation and By-Laws

	(1)	Pacific Life’s Articles of Incorporation, dated June 13, 2005. is included in Registrant’s Form N-4, File No. 333-28283, Accession No. 0001104659-24-101961 filed on September 23, 2024, and incorporated by reference herein. This exhibit can be found at https://www.sec.gov/Archives/edgar/data/1080429/000110465924101961/tm243661d9_ex99-xfx1.htm

	(2)	Pacific Life’s Restated Articles of Incorporation, dated September 29, 2009. is included in Registrant’s Form N-4, File No. 333-28283, Accession No. 0001104659-24-101961 filed on September 23, 2024, and incorporated by reference herein. This exhibit can be found at https://www.sec.gov/Archives/edgar/data/1080429/000110465924101961/tm243661d9_ex99-xfx2.htm

	(3)	Bylaws of Pacific Life, Effective September 1, 1997. is included in Registrant’s Form N-4, File No. 333-28283, Accession No. 0001104659-24-101961 filed on September 23, 2024, and incorporated by reference herein. This exhibit can be found at https://www.sec.gov/Archives/edgar/data/1080429/000110465924101961/tm243661d9_ex99- xfx3.htm.

	(4)	Bylaws of Pacific Life, as Amended September 1, 2005. is included in Registrant’s Form N-4, File No. 333-28283, Accession No. 0001104659-24-101961 filed on September 23, 2024, and incorporated by reference herein. This exhibit can be found at https://www.sec.gov/Archives/edgar/data/1080429/000110465924101961/tm243661d9_ex99- xfx4.htm.

	(5)	Bylaws of Pacific Life, as Amended, December 30, 2015. is included in Registrant’s Form N-4, File No. 333-28283, Accession No. 0001104659-24-101961 filed on September 23, 2024, and incorporated by reference herein. This exhibit can be found at https://www.sec.gov/Archives/edgar/data/1080429/000110465924101961/tm243661d9_ex99- xfx5.htm.

(g)	Reinsurance Contracts

Inapplicable

(h)	Participation Agreements

Inapplicable

(i)	Administrative Contracts

Inapplicable

(j)	Other Material Contracts

Inapplicable

(k)	Legal Opinion

(1) Opinion and Consent of Counsel. Filed herewith.

(l)	Other Opinions

Consent of Deloitte & Touche LLP. Filed herewith.

(m)	Omitted Financial Statements

Inapplicable

(n)	Initial Capital Agreements

Inapplicable

(o)	Form of Initial Summary Prospectus

Filed herewith.

(p)	Powers of Attorney

Filed herewith.

(q)	Letter Regarding Change in Certifying Accountant

Inapplicable

(r)	Historical Current Limits on Index Gains

Inapplicable

** To be filed by amendment

Item 28. Directors and Officers of Pacific Life Insurance Company

Name	Title
Darryl D. Button	Director, Chairman, President and Chief Executive Officer
Vibhu R. Sharma	Director, Executive Vice President and Chief Financial Officer
Adrian S. Griggs	Director, Executive Vice President and Chief Operating Officer
Jason Orlandi	Director, Executive Vice President, General Counsel and Assistant Secretary
Dawn M. Behnke	Executive Vice President
Carol J. Krosky	Senior Vice President and Chief Accounting Officer
Starla Yamauchi	Assistant Vice President and Secretary
Craig W. Leslie	Senior Vice President and Treasurer

The address for each of the persons listed above is as follows:

700 Newport Center Drive Newport Beach, California 92660

Item 29. Persons Controlled by or Under Common Control with Pacific Life

The following is an explanation of the organization chart of Pacific Life’s subsidiaries:

Pacific Life is a Nebraska Stock Life Insurance Company wholly-owned by Pacific LifeCorp (a Delaware Stock Holding Company), which is, in turn, 100% owned by Pacific Mutual Holding Company (a Nebraska Mutual Insurance Holding Company).

PACIFIC LIFE, SUBSIDIARIES & AFFILIATED ENTERPRISES

LEGAL STRUCTURE

PL Milieu Guarantor, LLC	Delaware	100
PL Park Row Member, LLC	Delaware	100
Park Row Apartment Partners, LLC	Delaware	90
Park Row Apartments, LLC	Delaware	100
PL Towerview Member, LLC	Delaware	100
Preston Ridge Holdings JV LLC	Delaware	85
PL DTC Member, LLC	Delaware	100
Legacy/PL DTC JV LLC	Delaware	90
Legacy DTC Owner LLC	Delaware	100
PL Monte Vista Member, LLC	Delaware	100
Monte Vista JV LLC	Delaware	79.984
Monte Vista Preservation LP	California	99.98
PL 315 Elden Member, LLC	Delaware	100
315 Elden Multifamily JV Investors LLC	Delaware	90
315 Elden Street Multifamily Partners LLC	Delaware	80
315 Elden Street Owner LLC	Delaware	100
PL 400k Member, LLC	Delaware	100
400 K Street, LLC	Delaware	49.9
PL 440k Member, LLC	Delaware	100
440 K Street, LLC	Delaware	49.9

PL Fusion Member, LLC	Delaware	100
Fusion MF Venture LLC	Delaware	90
PL Heather Estates Member, LLC	Delaware	100
Heather Estates JV LLC	Delaware	80
PL Canyon Park Member, LLC	Delaware	100
Canyon Park JV LLC	Delaware	80
PL Alta Vista Newcastle MF Member, LLC	Delaware	100
Alta Vista Newcastle Multifamily JV Investor LLC	Delaware	90
Alta Vista Newcastle Multifamily Partners LLC	Delaware	90
Lost Spurs Owner LLC	Delaware	100
Village at Bellaire Owner LLC	Delaware	100
PL Del Sol Member, LLC	Delaware	100
Bradbury/Felix Investors, LLC	Delaware	95
PL Evo Union Member, LLC	Delaware	100
Evo Union Park Venture, LLC	Delaware	87.5
Evo Union Park Property Owner, LLC	Delaware	100
PL Radian Member, LLC	Delaware	100
Radian Partners Group LLC	Delaware	66.5
Radian Partners Property Owner LLC	Delaware	100
PL Reed Row Member, LLC	Delaware	100
PL Brightleaf Member, LLC	Delaware	100
Brightleaf Venture LLC	Delaware	90
Brightleaf Owner LLC	Delaware	100
PL Highgate Member, LLC	Delaware	100
Amherst Investors JV LLC	Delaware	95
KPL Amherst Owner LLC	Delaware	100
PL Town Center Member, LLC	Delaware	100
Town Center MF Venture LLC	Delaware	90
PL East County Road Owner, LLC	Delaware	100
WW 1300 Keller Parkway LLC	Delaware	100
PL Pretium Trust Owner, LLC	Delaware	100
PL 283 Commerce Member, LLC	Delaware	100
PL Sky Member, LLC	Delaware	100
PL Dean Member, LLC	Delaware	100
PL Hadley Member, LLC	Delaware	100
PL Metropolitan Member, LLC	Delaware	100
PL Moreland Member, LLC	Delaware	100

SNB 116 Owner, LLC	Delaware	100
SNB 120 Owner, LLC	Delaware	100
SNB 124/125 Owner, LLC	Delaware	100
SNB Hotel Owner, LLC	Delaware	100
Confederation Life Insurance and Annuity Company	Georgia	100
Pacific Global Asset Management LLC (Formerly known as Pacific Asset Advisors LLC)	Delaware	100
Cadence Capital Management LLC	Delaware	100
Cadence Global Equity GP LLC#	Delaware	100
Pacific Global Advisors LLC	Delaware	100
Pacific Private Fund Advisors LLC	Delaware	100
Pacific Co-Invest Credit I GP LLC #	Delaware	100
Pacific Co-Invest Credit II GP LLC #	Delaware	100
Pacific Co-Invest Opportunities I GP LLC #	Delaware	100
Pacific Co-Invest Opportunities II GP LLC #	Delaware	100
Pacific Private Credit II GP LLC #	Delaware	100
Pacific Private Credit III GP LLC #	Delaware	100
Pacific Private Credit IV GP LLC #	Delaware	100

Pacific Private Credit V GP LLC #	Delaware	100
Pacific Private Equity I GP LLC #	Delaware	100
Pacific Private Equity Opportunities II GP LLC #	Delaware	100
Pacific Private Equity Opportunities III GP LLC #	Delaware	100
Pacific Private Equity Opportunities V GP LLC #	Delaware	100
Pacific Private Feeder III GP, LLC #	Delaware	100
Pacific Private Feeder IV GP, LLC #	Delaware	100
Pacific Private Equity Opportunities IV GP LLC #	Delaware	100
PPFA Credit Opportunities I GP LLC #	Delaware	100
CAA-PPFA Equity Opportunities I GP LLC #	Delaware	100
CAA-PPFA Opportunities II GP LLC #	Delaware	100
Pacific Private Equity Opportunities Fund II-B, LLC #	Delaware	0.01
Pacific Private Equity II GP LLC #	Delaware	100
Pacific Private Equity II-A GP LLC #	Delaware	100
Pacific Private Equity Opportunities VI GP LLC #	Delaware	100
Pacific Life Fund Advisors LLC	Delaware	100
Pacific Life Trade Receivable GP LLC # (Formerly known as PAM Trade Receivable GP LLC)	Delaware	100
Pacific Alliance Reinsurance Company of Vermont	Vermont	100
Pacific Baleine Reinsurance Company	Vermont	100
Pacific Private Equity Incentive Allocation LLC	Delaware	100
Pacific Life & Annuity Services, Inc.	Missouri	100
Pacific Life Re Holdings LLC	Delaware	100
Pacific Life Re Global Limited (Formerly known as Pacific Life Reinsurance (Barbados) Ltd.)	Bermuda	100
Pacific Life Re International Limited	Bermuda	100
Pacific Life Re (Australia) Pty Limited	Australia	100
Pacific Life Re Holdings Limited	England	100
Pacific Life Re Limited	England	100
Pacific Life Holdings Bermuda Limited	Bermuda	100
Pacific Life Re (Shanghai) Information Consulting Services Co., Ltd.	China	100
Pacific Life Services Bermuda Limited	Bermuda	100
Pacific Life Re Services Singapore Pte. Limited	Singapore	100
Pacific Life Re Services Limited	England	100
UnderwriteMe Limited	England	100
UnderwriteMe Technology Solutions Limited	England	100
UnderwriteMe North America Corp.	Delaware	100
UnderwriteMe Australia Pty Limited	Australia	100

Pacific Life Services Canada Limited	Canada	100

  # = Abbreviated structure

Item 30. Indemnification

(a) The Distribution Agreement between Pacific Life Insurance Company, Pacific Life & Annuity Company (collectively referred to as “Pacific Life”) and Pacific Select Distributors, LLC (PSD) provides substantially as follows:

Pacific Life shall indemnify and hold harmless PSD and PSD’s officers, directors, agents, controlling persons, employees, subsidiaries and affiliates for all attorneys’ fees, litigation expenses, costs, losses, claims, judgments, settlements, fines, penalties, damages, and liabilities incurred as the direct or indirect result of: (i) negligent, dishonest, fraudulent, unlawful, or criminal acts, statements, or omissions by Pacific Life or its employees, agents, officers, or directors; (ii) Pacific Life’s breach of this Agreement; (iii) Pacific Life’s failure to comply with any statute, rule, or regulation; (iv) a claim or dispute between Pacific Life and a Broker/Dealer (including its Representatives) and/or a Contract owner. Pacific Life shall not be required to indemnify or hold harmless PSD for expenses, losses, claims, damages, or liabilities that result from PSD’s misfeasance, bad faith, negligence, willful misconduct or wrongful act.

PSD shall indemnify and hold harmless Pacific Life and Pacific Life’s officers, directors, agents, controlling persons, employees, subsidiaries and affiliates for all attorneys’ fees, litigation expenses, costs, losses, claims, judgments, settlements, fines, penalties, damages and liabilities incurred as the direct or indirect result of: (i) PSD’s breach of this Agreement; and/or (ii) PSD’s failure to comply with any statute, rule, or regulation. PSD shall not be required to indemnify or hold harmless Pacific Life for expenses, losses, claims, damages, or liabilities that have resulted from Pacific Life’s willful misfeasance, bad faith, negligence, willful misconduct or wrongful act.

(b) The Form of Selling Agreement between Pacific Life, Pacific Select Distributors, LLC (PSD) and Various Broker-Dealers and Agency (Selling Entities) provides substantially as follows:

Pacific Life and PSD agree to indemnify and hold harmless Selling Entities, their officers, directors, agents and employees, against any and all losses, claims, damages, or liabilities to which they may become subject under the Securities Act, the Exchange Act, the Investment Company Act of 1940, or other federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact or any omission or alleged omission to state a material fact required to be stated or necessary to make the statements made not misleading in the registration statement for the Contracts or for the shares of Pacific Select Fund (the “Fund”) filed pursuant to the Securities Act, or any prospectus included as a part thereof, as from time to time amended and supplemented, or in any advertisement or sales literature provided by Pacific Life and PSD.

Selling Entities agree to, jointly and severally, hold harmless and indemnify Pacific Life and PSD and any of their respective affiliates, employees, officers, agents and directors (collectively, “Indemnified Persons”) against any and all claims, liabilities and expenses (including, without limitation, losses occasioned by any rescission of any Contract pursuant to a “free look” provision or by any return of initial purchase payment in connection with an incomplete application), including, without limitation, reasonable attorneys’ fees and expenses and any loss attributable to the investment experience under a Contract, that any Indemnified Person may incur from liabilities resulting or arising out of or based upon (a) any untrue or alleged untrue statement other than statements contained in the registration statement or prospectus relating to any Contract, (b) (i) any inaccurate or misleading, or allegedly inaccurate or misleading sales material used in connection with any marketing or solicitation relating to any Contract, other than sales material provided preprinted by Pacific Life or PSD, and (ii) any use of any sales material that either has not been specifically approved in writing by Pacific Life or PSD or that, although previously approved in writing by Pacific Life or PSD, has been disapproved, in writing by either of them, for further use, or (c) any act or omission of a Subagent, director, officer or employee of Selling Entities, including, without limitation, any failure of Selling Entities or any Subagent to be registered as required as a broker/dealer under the 1934 Act, or licensed in accordance with the rules of any applicable SRO or insurance regulator.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (“Act”) may be permitted to directors, officers or persons controlling Pacific Life pursuant to the foregoing provisions, Pacific Life has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31. Principal Underwriters

(a)	PSD also acts as principal underwriter for Pacific Life Insurance Company, on its own behalf and on behalf of its Separate Account I, Separate Account A, Separate Account B, Pacific Select Variable Annuity Separate Account, Pacific Corinthian Variable Separate Account, Pacific Select Exec Separate Account, Pacific COLI Separate Account, Pacific COLI Separate Account II, Pacific COLI Separate Account III, Pacific COLI Separate Account IV, Pacific COLI Separate Account V, Pacific COLI Separate Account VI, Pacific COLI Separate Account X, Pacific COLI Separate Account XI, Pacific Select Separate Account, and Pacific Life & Annuity Company, on its own behalf and on behalf of its Separate Account A, Pacific Select Exec Separate Account, and Separate Account I.
(b)	For information regarding the officers and directors of PSD, reference is made to Form B-D, SEC File No. 8-15264, which is incorporated herein by reference. This exhibit can be found at http://brokercheck.finra.org/firm/summary/4452
(c)	Because this Contract was not offered before 2024, PSD was not paid any previous underwriting commissions or compensation with regard to this Contract.

Item 31A. Information about Contracts with Index-Linked Options and Fixed Options Subject to a Contract Adjustment

(a)

Name of the Contract	Number of Contracts Outstanding	Total Value Attributable to the Index and/or Fixed Option Subject to an Adjustment	Number of Contracts Sold During the Prior Calendar Year	Gross Premiums Received During the Prior Calendar Year	Amount of Contract Value Redeemed During the Prior Calendar Year	Combination Contract (Yes/No)
Pacific Protective Growth	N/A*	N/A*	N/A*	N/A*	N/A*	No

(b)	Inapplicable*

* This Contract was not offered before 2024.

Item 32. Location of Accounts and Records

Inapplicable

Item 33. Management Services

Inapplicable

Item 34. Undertakings

Pacific Life Insurance Company undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement to include any prospectus required by section 10(a)(3) of the Securities Act; and that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Pacific Life Insurance Company has duly caused this registration statement to be signed on its behalf by the undersigned, duly authorized, in the City of Newport Beach, and the State of California, on this 22nd day of November 2024.

PACIFIC LIFE INSURANCE COMPANY
(Insurance Company)
By:
Darryl D. Button*
Director, Chairman, President, Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

	Director, Chairman, President and Chief Executive Officer	November 22, 2024
Darryl D. Button *

	Director, Executive Vice President and Chief Financial Officer	November 22, 2024
Vibhu R. Sharma*

	Director, Executive Vice President and Chief Operating Officer	November 22, 2024
Adrian S. Griggs*

	Director, Executive Vice President and General Counsel	November 22, 2024
Jason Orlandi*

	Assistant Vice President and Secretary	November 22, 2024
Starla C. Yamauchi*

	Senior Vice President and Chief Accounting Officer	November 22, 2024
Carol J. Krosky*

	Executive Vice President	November 22, 2024
Dawn M. Behnke*

Craig W. Leslie*	Senior Vice President and Treasurer	November 22, 2024

*By:	/s/ ALISON RYAN	November 22, 2024
Alison Ryan

as attorney-in-fact

(Powers of Attorney are included in this Registration Statement under Exhibit 27.(p)).